Notice of Annual and Special Meeting of
Shareholders
of
Cinram International Inc.
and
Management Proxy Circular
with respect to a
Plan of Arrangement
providing for the capitalization of
Cinram International Income Fund
March 31, 2006
This Notice, Management Proxy Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors.

March 31, 2006
Dear Shareholder:
You are invited to attend an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Cinram International Inc. (the “Corporation”) to be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 on April 28, 2006, at 10:00 a.m. (Toronto time). Enclosed with this letter is a Notice of Meeting, a Management Proxy Circular (the “Circular”), a form of proxy and a Letter of Transmittal and Election Form.
At the Meeting, Shareholders will be asked to consider and vote upon a proposed reorganization of the Corporation pursuant to a plan of arrangement (the “Arrangement”) and to consider the other matters outlined in the accompanying Notice of Meeting. The purpose of the Arrangement is to convert the Corporation from a corporate entity into an income trust (the “Fund”) that will own indirectly all of the Corporation’s existing businesses and intends to make regular distributions of its available cash to holders of units (the “Units”) of the Fund. The board of directors of the Corporation (the “Board”) believes that this transaction is in the best interests of Shareholders.
Pursuant to the terms of the Arrangement, and subject to the limitations described below, Shareholders will be entitled to elect to receive, in exchange for their Shares:
1.	Units; and/or

2.	subject to the maximum set out below, Class B exchangeable limited partnership units (“Exchangeable LP Units”) of Cinram International Limited Partnership (“Cinram Holding Partnership”).
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited (the “Maximum Number of Exchangeable LP Units”). If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated on a pro rata basis. Certain Shareholders, including (among others) non-resident and tax-exempt Shareholders, are not entitled to receive Exchangeable LP Units.
Holders of Exchangeable LP Units will also receive Special Voting Units of the Fund. The Special Voting Units will each entitle the holder to one vote at meetings of unitholders of the Fund. Holders of Exchangeable LP Units will be entitled to exchange such Exchangeable LP Units for Units at the holder’s option on a one-for-one basis (subject to adjustment in certain circumstances) at any time after 90 days following the completion of the Arrangement. The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or with the consent of the board of directors of the general partner of Cinram Holding Partnership. The Exchangeable LP Units will not be listed on any stock exchange or quotation system.
Shareholders who do not complete and deliver the enclosed Letter of Transmittal and Election Form (printed on yellow paper) in accordance with the instructions set out in the accompanying Circular by no later than 5:00 p.m. (Toronto time) on the second to last Business Day preceding the date of the Meeting or any adjournment or postponement thereof or who fail to properly exercise their dissent rights will be deemed to have elected to transfer each of their Shares to the Fund in consideration for Units.
The resolution approving the Arrangement must be approved by at least two-thirds of the votes cast by Shareholders, voting in person or by proxy, at the Meeting. The Arrangement is also subject to the approval of the Ontario Superior Court of Justice and certain other conditions.
Genuity Capital Markets (“Genuity”) has been retained by the Board as financial advisor to assist the Board in considering and structuring the Arrangement and to provide the Board with independent financial advice with respect to the terms of the Arrangement. Based on a number of factors and considerations which are described in more detail in the accompanying Circular, Genuity has provided the Board with an opinion (the “Fairness Opinion”) that the consideration to be received by Shareholders upon the completion of the Arrangement is fair, from a financial point of view, to the Shareholders.
The Board, based on its own review and consideration of a number of factors, including its consideration of the Fairness Opinion, all of which are described in more detail in the accompanying Circular, has unanimously determined that, in its opinion, the Arrangement is fair and reasonable and in the best interests of the Corporation and the Shareholders. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the resolution approving the Arrangement at the Meeting. The directors and senior officers of the Corporation, who own, directly or indirectly, or exercise control or direction over, approximately 6.5% of the outstanding Shares, have indicated that they intend to vote in favour of the Arrangement at the Meeting.
The accompanying Circular provides a detailed description of the Arrangement, including information regarding the Fund, Cinram Holding Partnership, the Units and the Exchangeable LP Units and the full text of each of the Arrangement Resolution, Arrangement Agreement and the Fairness Opinion. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy (printed on blue paper) in accordance with the instructions set out in the accompanying Circular so that your Shares can be voted at the Meeting. If you have any questions, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., toll free at 1-866-688-4788.
On behalf of the Board, management and the employees of the Corporation, we would like to thank you for your support of the Corporation. We look forward to seeing you at the Meeting.

Yours very truly,

HENRI A. ABOUTBOUL
Non-Executive Chairman

ISIDORE PHILOSOPHE
Director and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
NOTICE TO UNITED STATES SHAREHOLDERS	1
GLOSSARY OF TERMS	i
MANAGEMENT PROXY CIRCULAR	1
Introduction	1
Forward-looking Statements	1
Supplemental Disclosure re: Non-GAAP Measures	1
Use of Market and Industry Data	2
Currency and Exchange Rate Information	2
Documents Incorporated By Reference	3
SUMMARY	4
The Meeting	4
The Arrangement	4
Arrangement Steps	4
Exchangeable LP Unit Election	5
Effect of the Arrangement	6
Structure Following the Completion of the Arrangement	6
Conditions Precedent to the Arrangement	8
Background to and Reasons for the Arrangement	9
Fairness Opinion	9
Recommendation of the Board of Directors	10
Timing	10
Dissent Rights	10
Approval of Shareholders Required for Arrangement	10
Final Order	10
The Business	11
The Fund	11
The Units	11
Distribution Policy of the Fund	11
Distribution Policy of Cinram Holding Partnership	12
Distribution Policy of Cinram Amalco	12
Certain Canadian Federal Income Tax Considerations	12
Other Tax Considerations	13
Risk Factors	13
Selected Financial and Operating Information	13
Summary of Distributable Cash of the Fund	14
THE ARRANGEMENT	16
The Meeting	16
Purpose of the Arrangement	16
Background to and Reasons for the Arrangement	16
Recommendation of the Board of Directors	18
Arrangement Steps	18
Effect of the Arrangement	20
Structure Following the Completion of the Arrangement	20
Arrangement Agreement	22
Procedure for the Arrangement Becoming Effective	22
Shareholder Approvals	22
Court Approvals	22
Conditions Precedent to the Arrangement	23
Fairness Opinion	24
Timing	25
Exchangeable LP Unit Election	25
Procedure for Exchange of Shares	26
Treatment of Options	27
Dissenting Shareholders’ Rights	27

Interests of Certain Persons in the Arrangement	29
Expenses of the Arrangement	30
Stock Exchange Listing	30
Securities Law Matters	30
Legal Matters	31
INDUSTRY OVERVIEW	32
Evolution of the Pre-Recorded Media Industry	32
Industry Trends	32
DVD	34
VHS Video Cassette	38
Audio CD/ROM	38
Printing Competition	40
BUSINESS OF THE CORPORATION	40
Investment Highlights	41
Business Strategy	43
Customer Contracts	44
New Releases	45
Facilities	45
Raw Materials and Suppliers	47
Environmental Matters	47
Employees	47
Capital Expenditures	47
Seasonality	48
Corporate Structure	48
DESCRIPTION OF THE FUND	49
General	49
Activities of the Fund	49
Units	50
Special Voting Units	50
Issuance of Units	50
Trustees	51
Cash Distributions	52
Redemption Right	53
Repurchase of Units	55
Meetings of Voting Unitholders	55

Exercise of Certain Voting Rights Attached to Securities of the Trust, the Holding General Partner and Cinram Holding Partnership	56
Limitation on Non-Resident Ownership	57
Amendments to the Fund Declaration of Trust	58
Term of the Fund	58
Administration Agreement	59
Take-over Bids	59
Information and Reports	60
Book-Entry System	60
Rights of Unitholders	60
Conflicts of Interest	61
Auditors, Registrar and Transfer Agent	62
Fiscal Year End	62
DESCRIPTION OF THE TRUST	62
General	62
Restrictions on Powers of the Trust Trustees	63
Redemption Right	63
Cash Distributions	64
Trust Notes	65
Trust Unit Certificates	66
Meetings of Holders of Trust Units	66
Fiscal Year End	66
DESCRIPTION OF CINRAM HOLDING PARTNERSHIP	66

- II -

General	67
General Partner	67
Capitalization	67
Distributions	67
Exchangeable LP Units	68
Allocation of Net Income and Losses	69
Fiscal Year End	69
Limited Liability	70
Transfer of LP Units	70
Exchange Agreement	70
Excluded Persons	70
Meetings	71
Amendment	71
Reimbursement of the General Partner	71
DESCRIPTION OF THE HOLDING GENERAL PARTNER	72
General	72
Functions and Powers of the Holding General Partner	72
Withdrawal or Removal of the Holding General Partner	72
Directors	72
DESCRIPTION OF CINRAM ULC	72
DESCRIPTION OF CINRAM LLC	73
DESCRIPTION OF CINRAM AMALCO	73
DESCRIPTION OF CUSH	73
General	73
U.S. Note	74
SUMMARY OF DISTRIBUTABLE CASH	76
Currency Hedging Policy	78
RECONCILIATION OF NET EARNINGS TO EBITA	78
SELECTED FINANCIAL AND OPERATING INFORMATION	79
NEW CREDIT FACILITY	79
TRUSTEES, DIRECTORS AND MANAGEMENT	80
Trustees, Directors and Officers	80
Governance	82
Remuneration of the Trustees and Directors	82
Liability of Trustees	83
Insurance Coverage for the Fund and Related Entities and Indemnification	83
Unit Option Plan	83
Long-term Incentive Plan	84
Deferred Unit Plan	86
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	87
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	88
The Arrangement	88
Status of the Fund	90
Taxation of the Fund	91
Taxation of the Trust	92
Taxation of Cinram Holding Partnership	92
Taxation of Cinram ULC	93
Taxation of Cinram LLC	93
Taxation of Cinram Amalco	94
Taxation of Unitholders	94
Non-Canadian Income Tax Considerations	96
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	96
IRS Circular 230 Disclosure	97
Taxation of Non-U.S. Holders	98
Taxation of CUSH	99
Deductibility of Interest-Characterization of U.S. Note	99
Earnings Stripping Rules — Code Section 163(j)	101
Related Party Transactions	102

- III -

United States Withholding Taxes	102
Taxation of Interest	102
RISK FACTORS	104
Risks Relating to the Business	104
Risks Relating to the Units	110
Tax Related Risks	115
ANNUAL MEETING MATTERS	119
Receipt of Financial Statements	119
Appointment of Auditors	119
Election of Directors	119
EXECUTIVE COMPENSATION	122
Compensation of Named Executive Officers	122
Option Grants During the Most Recently Completed Financial Year	123
Aggregated Option Exercises and Year End Option Values	123
Securities Authorized For Issuance Under Equity Compensation Plans	123
Employment Agreements	123
Composition of the Compensation Committee	124
Report on Executive Compensation	125
Compensation of Directors	126
Directors’ and Officers’ Liability Insurance	126
Performance Graph	127
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	127
Board Composition	128
Board Process	128
Board Committees	129
Attendance	130
INDEPENDENT AUDITORS	131
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	131
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	131
MATERIAL CONTRACTS	132
GENERAL PROXY MATTERS	132
Solicitation of Proxies	132
Information for Non-Registered Shareholders	132
Appointment of Proxyholder	133
Execution and Deposit of Proxy	133
Voting by Proxy	134
Revocation of Proxy	134
Voting Securities and Principal Shareholders	134
Voting of Shares	134
Quorum and Percentage of Votes Necessary to Pass Resolutions	135
AUDITORS’ CONSENT	136
APPROVAL	137

APPENDIX A — ARRANGEMENT RESOLUTION
APPENDIX B — NOTICE OF APPLICATION FOR FINAL ORDER
APPENDIX C — INTERIM ORDER
APPENDIX D — ARRANGEMENT AGREEMENT
APPENDIX E — FAIRNESS OPINION
APPENDIX F — DISSENT RIGHTS
APPENDIX G — FINANCIAL STATEMENTS

- IV -

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) of Cinram International Inc. (the “Corporation”) will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2, on Friday, April 28, 2006 at 10:00 a.m. (Toronto time) for the following purposes:
(a)	to receive the annual report and the financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;

(b)	to elect the directors of the Corporation;

(c)	to appoint auditors of the Corporation and to authorize the directors to fix their remuneration;

(d)	to consider, pursuant to an interim order (the “Interim Order”) of the Ontario Superior Court of Justice dated March 29, 2006 and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying Management Proxy Circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Corporation and its Shareholders providing for the capitalization of Cinram International Income Fund (the “Fund”), all as more particularly set forth and described in the accompanying Circular;

(e)	if the Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving a long-term incentive plan, all as more particularly set forth and described in the accompanying Circular;

(f)	if the Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving a deferred unit plan, all as more particularly set forth and described in the accompanying Circular; and

(g)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.
Accompanying this Notice of Annual and Special Meeting of Shareholders are: (i) the Circular; (ii) a form of proxy and notes thereto (printed on blue paper); and (iii) a Letter of Transmittal and Election Form (printed on yellow paper).
The board of directors of the Corporation has fixed the close of business on March 20, 2006 as the record date for determining the holders of record of Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or any adjournment(s) or postponement(s) thereof.
Pursuant to the Interim Order and Section 190 of the CBCA (as modified by the Interim Order), registered holders of Shares have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares in accordance with the Interim Order and Section 190 of the CBCA (as modified by the Interim Order). This right of dissent is described in the accompanying Circular. Failure to strictly comply with the dissent procedures set out in the accompanying Circular may result in the loss or unavailability of any right of dissent. Beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED OWNER OF SHARES IS ENTITLED TO EXERCISE RIGHTS OF DISSENT.

If you are a registered Shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by facsimile to (416) 981-9803 or 1-866-249-7775, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.
If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.
Further information with respect to voting by proxy is included in the accompanying Circular.
DATED at Toronto, Ontario this 31st day of March, 2006.

By Order of the Board of Directors

HENRI A. ABOUTBOUL
Non-Executive Chairman

ISIDORE PHILOSOPHE
Director and Chief Executive Officer

NOTICE TO UNITED STATES SHAREHOLDERS
The securities issuable in connection with the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act on the basis of the approval of the Ontario Superior Court of Justice as described herein. For a discussion of U.S. securities law considerations relating to the Arrangement, see “The Arrangement — Securities Law Matters — United States Securities Laws”.
The solicitation of proxies by Cinram International Inc. is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). The securities issuable in connection with the Arrangement will not be listed for trading on any United States stock exchange or quotation system. Accordingly, the Arrangement is subject to Canadian corporate and securities laws, and this Management Proxy Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from, and not comparable in all respects to, those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.
The unaudited pro forma financial statements of Cinram International Income Fund, the balance sheet of Cinram International Income Fund and the historical financial statements of Cinram International Inc. included in, or incorporated by reference into, this Management Proxy Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian generally accepted auditing standards and are thus not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.
A discussion of the U.S. federal income tax considerations applicable to Shareholders in the United States has not been included in this Management Proxy Circular. Shareholders in the United States (and in other jurisdictions other than Canada) are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement and the holding of Units. Shareholders who are Excluded Shareholders (including Non-Residents) will not be permitted to receive Exchangeable LP Units for their Shares.
The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that a significant number of the members of the Fund Group are organized or settled, as the case may be, under the laws of Canada or the Provinces of Ontario, Manitoba or Nova Scotia, that their officers and directors or trustees, as the case may be, are residents of countries other than the United States, that the experts named in this Management Proxy Circular are residents of countries other than the United States, and that all or substantially all of the assets of the Fund Group and said persons are located outside the United States.
This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The securities issuable in connection with the Arrangement are not being offered to Shareholders in any jurisdiction in which the making of such an offer would not be in compliance with the laws of such jurisdiction.
THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS MANAGEMENT PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Circular, including in the Summary hereof and in the section above entitled “Notice to United States Shareholders”:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“2005 Budget Proposals” means the 2005 federal budget tabled February 23, 2005;
“Administration Agreement” means the administration agreement to be entered into on the Effective Date among the Fund, the Trust and Cinram Amalco, as the same may be amended, supplemented or restated from time to time;
“Affiliate” has the meaning given to that term in National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“Ancillary Rights” means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;
“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement, respectively, together with those which may be made at the discretion of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated as of March 28, 2006 among the Fund, the Trust, Holding General Partner, Cinram Holding Partnership, the Corporation, Newco, Cinram ULC and Cinram LLC setting forth the terms of the Plan of Arrangement, a copy of which is attached as Appendix D to this Circular, as the same may be amended, supplemented or restated from time to time;
“Arrangement Filings” has the meaning ascribed thereto in the Plan of Arrangement;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Circular to be voted upon by Shareholders, in person or by proxy, at the Meeting;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been made, giving effect to the Arrangement;
“associate” has the meaning given to that term in the Securities Act (Ontario) on the date hereof;
“Board” or “Board of Directors” means the board of directors of the Corporation;
“Book-Entry System” has the meaning given to that term under the heading “Description of the Fund — Book-Entry System”;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;
“CAGR” means compound annual growth rate;
“Cash Available For Distribution” has the meaning given to that term under the heading “Supplemental Disclosure re: Non-GAAP Measures”;
“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder;
“CCHL” means Cinram Canadian Holdings Limited, a corporation formed under the federal laws of Canada, a wholly-owned Subsidiary of the Corporation;

“CDS” means The Canadian Depository for Securities Limited;
“CDS Participant” means a participant in the CDS depository service;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;
“Cinram Amalco” means the corporation to be formed upon the amalgamation of the Corporation and Newco and to be known as “Cinram International Inc.”, as contemplated by the Arrangement;
“Cinram Amalco Notes” means the one or more unsecured subordinated promissory notes issued by Cinram Amalco to Cinram ULC pursuant to the Plan of Arrangement;
“Cinram Finance” means Cinram Finance, a general partnership formed under the laws of the State of Delaware, the sole partners of which are the Corporation (with an ownership interest of 99.0%) and CCHL (with an ownership interest of 1.0%);
“Cinram Holding Partnership” means Cinram International Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;
“Cinram LLC” means Cinram International LLC, a limited liability corporation formed under the laws of the State of Delaware;
“Cinram ULC” means Cinram International ULC, an unlimited liability corporation formed under the laws of the Province of Nova Scotia, a wholly-owned Subsidiary of Cinram Holding Partnership;
“Circular” means this management proxy circular dated March 31, 2006, including all appendices thereto, distributed by the Corporation in connection with the Meeting;
“Class A LP Units” means the Class A limited partnership units of Cinram Holding Partnership;
“Closing” means the completion of the transactions contemplated in the Arrangement Agreement;
“Code” means the U.S. Internal Revenue Code of 1986, as amended;
“control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security) by or for the benefit of that Person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of that body corporate;
“Corporation” means Cinram International Inc., a corporation formed under the laws of Canada;
“Court” means the Ontario Superior Court of Justice;
“CRA” means the Canada Revenue Agency or any successor thereto;
“CUSH” means Cinram (U.S.) Holding’s Inc., a corporation formed under the laws of the State of Delaware;
“Depositary” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder to the Corporation in accordance with the Dissent Procedure;

- ii -

“Dissent Procedure” means the procedure under Section 190 of the CBCA, as modified by the Interim Order, by which a Dissenting Shareholder exercises its Dissent Rights (see “The Arrangement — Dissenting Shareholders’ Rights”);
“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Article 4 of the Plan of Arrangement and as described in this Circular under the heading “The Arrangement — Dissenting Shareholders’ Rights”;
“Dissenting Shareholders” means registered holders of Shares who validly exercise the Dissent Rights in accordance with the Dissent Procedure and “Dissenting Shareholder” means any one of them;
“Distributable Cash” has the meaning given to that term under the heading “Supplemental Disclosure re: Non-GAAP Measures”;
“EBITA” has the meaning given to that term under the heading “Supplemental Disclosure re: Non-GAAP Measures”;
“Effective Date” means the effective date of the Arrangement pursuant to the Final Order and the Certificate;
“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;
“Elected Number” means, in respect of an Electing Shareholder, the number of Shares (to be transferred to Cinram Holding Partnership) specified in the Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depositary on or before the Election Deadline;
“Electing Shareholder” means a Shareholder (other than an Excluded Shareholder) that elects to transfer Shares to Cinram Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of the Arrangement;
“Election Deadline” means 5:00 p.m. (Toronto time) on the second last Business Day immediately preceding the date of the Meeting or, if such meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting;
“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States;
“Exchange Agreement” means the exchange agreement to be entered into on the Effective Date among the Fund, the Trust, Cinram Holding Partnership, the Holding General Partner and each Person who, from time to time, becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;
“Exchange Rights” means the exchange rights set out in the Exchange Agreement and the LP Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Cinram Holding Partnership;
“Exchangeable Securities” means securities exchangeable, directly or indirectly, for Units;
“Excluded Person” means a person that, if a Shareholder, would be an Excluded Shareholder;

- iii -

“Excluded Shareholder” means a Shareholder that: (i) is a Non-Resident; (ii) is a Tax Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act or an interest in which is a “tax shelter investment” for the purposes of the Tax Act;
“Existing Senior Credit Facility” means the term loans and revolving credit facility of the Corporation, Cinram Finance and CUSH with a syndicate of financial institutions, in each case, pursuant to a credit agreement entered into October 24, 2003 between, among others, the Corporation and Cinram Finance, as borrowers, and such syndicate of financial institutions, as amended, extended, renewed, restated, supplemented or otherwise modified;
“Fairness Opinion” means the opinion of Genuity dated March 2, 2006, a copy of which is attached as Appendix E to this Circular;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting, and to be granted pursuant to the provisions of Section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Fund” means Cinram International Income Fund, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;
“Fund Declaration of Trust” means the declaration of trust dated March 21, 2006 governing the Fund, as the same may be amended, supplemented or restated from time to time;
“Fund Group” means, collectively, the Fund, the Trust, the Holding General Partner, Cinram Holding Partnership, Cinram Amalco, Cinram ULC, Cinram LLC, CUSH and their respective Affiliates;
“Fund Option” means an option granted pursuant to the Arrangement in exchange for an Option, entitling the holder thereof to purchase one Unit for an exercise price per Unit equal to the exercise price per Share under the exchanged Option;
“GAAP” means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;
“Genuity” means Genuity Capital Markets;
“Holding General Partner” means Cinram International General Partner Inc., a corporation formed under the laws of the Province of Ontario;
“including” (and variations thereof) means “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;
“Interim Order” means the interim order of the Court dated March 29, 2006 under Section 192 of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of the Corporation, a copy of which is attached as Appendix C to this Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“IRS” means the U.S. Internal Revenue Service or any successor thereto;
“Ivy Hill” means Ivy Hill Corporation, a corporation formed under the laws of the State of Delaware, a wholly-owned Subsidiary of CUSH;
“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form (printed on yellow paper) enclosed with this Circular pursuant to which a Shareholder is required to deliver certificates representing Shares, and may elect to receive, on completion of that Arrangement, Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of Units and Exchangeable LP Units, for his, her or its Shares;
“LP Partnership Agreement” means the limited partnership agreement of Cinram Holding Partnership dated March 24, 2006, as the same may be amended, supplemented or restated from time to time;

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“LP Units” means, collectively, the limited partnership units of Cinram Holding Partnership, including the Class A LP Units and the Exchangeable LP Units;
“Management” means senior management of the Corporation;
“Maximum Number of Exchangeable LP Units” means the maximum number of Exchangeable LP Units that may be issued by Cinram Holding Partnership in connection with the Arrangement, as determined by the Holding General Partner in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 20% of the outstanding Shares immediately prior to Closing without the consent of the board of directors of the Holding General Partner;
“Meeting” means the annual and special meeting of Shareholders to be held on Friday, April 28, 2006 at 10:00 a.m. (Toronto time) and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters set out in the Notice of Meeting;
“New Credit Facility” means the term loans and revolving credit facility of Cinram Amalco and one or more of its Subsidiaries with a syndicate of financial institutions, in each case, pursuant to a credit agreement to be entered into concurrent with the Closing, between, among others, Cinram Amalco, CUSH, Cinram Inc. and Ivy Hill, each as borrowers, Cinram ULC, Cinram LLC, Cinram Amalco and each existing and each subsequently acquired or organized Subsidiary of Cinram Amalco (subject to certain exceptions to be agreed upon), as guarantors, and such syndicate of financial institutions, as more particularly described under “New Credit Facility”;
“Newco” means Cinram Acquisition Inc., a corporation formed under the laws of Canada;
“Newco Notes” means the one or more unsecured subordinated promissory notes issued by Newco to Cinram ULC pursuant to the Plan of Arrangement;
“Notice of Meeting” means the notice of annual and special meeting which accompanies this Circular;
“Non-Resident” means a Person who is not a resident of Canada within the meaning of the Tax Act;
“Non-U.S. Holder” has the meaning given to that term under “Certain U.S. Federal Income Tax Considerations”;
“Options” means, collectively, all outstanding and unexpired options to acquire Shares issued pursuant to the Stock Option Incentive Plan;
“Ordinary Resolution” means a resolution proposed to be passed as an ordinary resolution at a meeting of Voting Unitholders (including an adjourned or postponed meeting) duly convened for the purpose and held in accordance with the provisions of the Fund Declaration of Trust at which two or more holders of at least 10% of the Voting Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than a majority of the Voting Units voted on such resolutions;
“Person” means and includes individuals, corporations, partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof;
“Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;
“Plan of Arrangement” means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement annexed as Appendix D to this Circular, as amended or supplemented from time to time in accordance with the terms thereof or made at the direction of the Court in the Final Order;
“Portfolio Interest Exemption” has the meaning given to that term under “Certain U.S. Federal Income Tax Considerations — Taxation of Interest — Availability of Portfolio Interest Exemption for the Interest Paid on the U.S. Note”;

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“Post-Arrangement Transactions” has the meaning given to that term under “The Arrangement — Arrangement Steps — Post-Arrangement Transactions”;
“Pre-Arrangement Transactions” has the meaning given to that term under “The Arrangement — Arrangement Steps — Pre-Arrangement Transactions”;
“Qualifying Income Exception” has the meaning given to that term under “Certain U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Holders — Classification of the Fund and the Trust”;
“Record Date” means the close of business on March 20, 2006;
“Redemption Date” has the meaning given to such term under “Description of the Fund — Redemption Right”;
“Redemption Price” has the meaning given to such term under “Description of the Fund — Redemption Right”;
“Regulation S” means Regulation S under the 1933 Act;
“Series 1 Trust Notes” means the series 1, unsecured, subordinated notes of the Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;
“Series 2 Trust Notes” means the series 2, unsecured, subordinated notes of the Trust authorized to be issued under the Trust Note Indenture;
“Series 3 Trust Notes” means the series 3, unsecured, subordinated notes of the Trust authorized to be issued under the Trust Note Indenture;
“Shares” means common shares in the capital of the Corporation;
“Shareholders” means the holders of Shares from time to time, and “Shareholder” means any one of them;
“Special Holder” means a bank described in Code Section 881(c)(3)(A) (with respect to interest paid on the U.S. Note) or any “controlled foreign corporation” related to the Fund within the meaning of Code Section 881(c)(3)(C);
“Special Resolution” means a resolution proposed to be passed as a special resolution at a meeting of Voting Unitholders (including an adjourned or postponed meeting) duly convened for the purpose and held in accordance with the provisions of the Fund Declaration of Trust at which two or more holders of at least 10% of the Voting Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66-2/3% of the Voting Units entitled to vote on such resolutions;
“Special Voting Units” means the special voting units of the Fund received by the holders of Exchangeable LP Units (other than any member of the Fund Group) and authorized under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Stock Option Incentive Plan” means the Corporation’s stock option incentive plan approved by the Shareholders on June 23, 1994, as amended by the Shareholders on June 16, 2004;
“Subsidiary” has the meaning given to that term in National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“Substantial Holder” means any Person that owns, directly or indirectly (through ownership of Voting Units or otherwise), and after the application of certain constructive ownership rules under Code Section 871(h)(3), 10% or more of the total combined voting power of all classes of capital stock of CUSH entitled to vote;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Exempt Shareholder” means a Shareholder that is generally exempt from tax under Part I of the Tax Act;

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“Tax Proposals” has the meaning given to that term under the heading “Certain Canadian Federal Income Tax Considerations”;
“Trust” means CII Trust, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust;
“Trust Declaration of Trust” means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended, supplemented or restated from time to time;
“Trust Notes” means, collectively, the Series 1 Trust Notes, Series 2 Trust Notes and Series 3 Trust Notes;
“Trust Note Indenture” means the note indenture to be entered into on the Effective Date between the Trust and Computershare Trust Company of Canada, pursuant to which the Trust will issue the Trust Notes, as the same may be amended, supplemented or restated from time to time;
“Trust Trustees” means, at any time, the individuals who are, in accordance with the Trust Declaration of Trust, the trustees of the Trust at such time;
“Trust Unit” means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Trustees” means, at any time, the individuals who are, in accordance with the Fund Declaration of Trust, the trustees of the Fund at such time;
“TSX” means the Toronto Stock Exchange;
“Unit” means a unit (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust from time to time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“United States” or “U.S.” means the United States, as defined in Rule 902(1) under Regulation S;
“Unitholders” means the holders of Units from time to time, and references in this Circular to a Unitholder means, unless the context otherwise requires, the owners of the beneficial interests in those Units;
“U.S. Note” means the subordinated promissory note issued by CUSH in favour of Cinram LLC as described under “Description of CUSH — U.S. Note”;
“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including any natural person resident in the United States;
“Voting Units” means, collectively, the Units and Special Voting Units; and
“Voting Unitholders” means the holders of Voting Units from time to time.
Words importing the singular include the plural and vice versa and words importing any gender include all genders.

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MANAGEMENT PROXY CIRCULAR
Introduction
This Circular is furnished in connection with the solicitation of proxies by and on behalf of Management for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or Management.
All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix D to this Circular. You are urged to carefully read the full text of the Plan of Arrangement.
All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Circular is given as of March 31, 2006 unless otherwise specifically stated.
Forward-looking Statements
This Circular, including documents incorporated by reference herein, contains “forward looking statements”. These statements relate to future events or future performance and reflect expectations regarding growth, results of operations, performance, business prospects or opportunities or industry performance or trends. These forward looking statements reflect Management’s current internal projections, expectations or beliefs and are based on information currently available to the Corporation. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from those discussed in the forward looking statements. An investor should specifically consider these factors including the risks and uncertainties described under “Risk Factors” and elsewhere in this Circular. Although Management believes that the forward looking statements contained herein are based on reasonable assumptions, an investor cannot be assured that actual results will be consistent with such statements. The information contained in this Circular, including the information set forth under “Risk Factors”, identifies additional factors that could affect the operating results and performance of the Corporation, prior to Closing, and, should the Arrangement become effective, the Fund from and after Closing. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and the Corporation (and, should the Arrangement become effective, the Fund) undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.
Supplemental Disclosure re: Non-GAAP Measures
References in this Circular to “EBITA” are to earnings before interest expense, investment income, income taxes and amortization. The Corporation has historically provided information respecting its EBITA, which for the purposes of the discussion herein and the Corporation’s historical financial disclosure is calculated in the same manner as the Corporation’s EBITDA (being earnings before interest expense, income taxes, depreciation and amortization).
EBITA (like EBITDA) is a measure used by many investors to compare issuers on the basis of ability to generate cash flows from operations. Management believes that EBITA is the appropriate measure from which to make adjustments to determine the “Cash Available For Distribution” of the Fund (generally being cash that will be available for distribution to Unitholders and, where the context so requires, to holders of Exchangeable LP Units, and more specifically, being EBITA, decreased for capital expenditures, interest expenses, investment income and cash taxes). Since the Fund intends to distribute a substantial portion of its Cash Available For Distribution on an ongoing basis (after providing for certain amounts described elsewhere in this Circular (“Distributable Cash”)), Management also believes that EBITA is a useful supplemental measure for evaluating the Fund’s performance.

EBITA is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP and is not intended to be representative of cash flows or results of operations determined in accordance with GAAP or Cash Available For Distribution. Readers are cautioned that EBITA should not be construed as an alternative to net earnings (as determined in accordance with GAAP) as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation’s method of calculating EBITA may differ from methods used by other issuers and, accordingly, EBITA may not be comparable to similar measures presented by other issuers. For a reconciliation of EBITA to net earnings, see “Reconciliation of Net Earnings to EBITA”.
Distributable Cash and Cash Available For Distribution are not recognized measures under GAAP. Many issuers use Distributable Cash and Cash Available For Distribution as indicators of financial performance. The Fund’s Distributable Cash and Cash Available For Distribution may differ from similar computations as reported by other entities and, accordingly, may not be comparable to distributable cash and cash available for distribution as reported by such entities. Management believes that Distributable Cash and Cash Available For Distribution are useful supplemental measures that may assist prospective holders of Units in assessing the return on their investment in Units. See “Summary of Distributable Cash”.
Use of Market and Industry Data
This Circular includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by Management on the basis of its knowledge of, and experience in, the industry in which the Corporation operates (including Management’s estimates and assumptions relating to the industry based on that knowledge). Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although Management believes it to be reliable, none of the Corporation, the Fund Group, Management or any other Person has independently verified any of the data from third party sources referred to in this Circular or ascertained the underlying economic assumptions relied upon by such sources.
Currency and Exchange Rate Information
In this Circular, references to “C$” and “Canadian dollars” are to the lawful currency of Canada and references to “$”, “US$” and “U.S. dollars” are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise stated.
Although the Corporation has business activities in Canada, a significant portion of the Corporation’s business is conducted in the United States and Europe and most of the Corporation’s revenue and a significant portion of its expenses are denominated, earned and incurred primarily in foreign currencies. Accordingly, the financial statements of the Corporation included or incorporated by reference in this Circular have historically (effective January 1, 2004) been, and the pro forma consolidated financial statements of the Fund included in this Circular are, presented in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last Business Day of each calendar month during such period, and the exchange rate on the last Business Day of such period, in each case based on the noon rate in Canadian dollars on such day as quoted by the Bank of Canada (the “Noon Buying Rate”). On March 30, 2006, the Noon Buying Rate was US$1.00 = C$1.1627.

Fiscal Period Ended
	December 31, 2005	December 31, 2004
High	C$1.2704	C$1.3968
Low	C$1.1507	C$1.1774
Average(1)	C$1.2114	C$1.3013
Period End	C$1.1659	C$1.2036

Notes:

(1)	The average of the exchange rates on the last Business Day of each calendar month during each period.

Documents Incorporated By Reference
Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the SEDAR website at www.sedar.com or, on request, without charge from the investor relations department of the Corporation, via e-mail: investorrelations@cinram.com, via mail: 2255 Markham Road, Toronto, Ontario M1B 2W3, or via phone or facsimile: Phone: (416) 298-8190, Fax: (416) 298-0612. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record of the Corporation. A copy of the permanent information of the Corporation record may be obtained from the Secretary of the Corporation at the above-mentioned address and telephone number.
The following documents, which have been filed by the Corporation with the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this Circular:
(a)	the annual information form of the Corporation dated March 24, 2006 for the year ended December 31, 2005;

(b)	the audited consolidated financial statements of the Corporation for the years ended December 31, 2005 and 2004, together with the notes thereto, auditors’ reports thereon and management’s discussion and analysis thereof; and

(c)	the material change report of the Corporation dated March 3, 2006 relating to the intention of the Corporation to reorganize into an income security structure and, ultimately, to convert into an income trust and the terms of the proposed conversion into an income trust.
Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Corporation with a securities commission or similar authority in Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference into this Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular or contained in this Circular is deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SUMMARY
The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Circular and incorporated by reference herein. Shareholders are urged to review this Circular and the documents incorporated by reference, including the Appendices, in their entirety. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms.
The Meeting
The Corporation has called the Meeting as an annual meeting to elect directors and appoint auditors for the ensuing year and, pursuant to the Interim Order, as a special meeting to consider and, if deemed advisable, to approve the Arrangement Resolution, and if the Arrangement Resolution is approved, to consider and, if deemed advisable, approve the adoption of a long-term incentive plan and a deferred unit plan and the other matters set forth in the Notice of Meeting. The Meeting will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario on Friday, April 28, 2006 at 10:00 a.m. (Toronto time).
The Arrangement
The purpose of the Arrangement is to capitalize the Fund as a publicly-traded income trust. The Arrangement will result in Shareholders transferring their Shares to the Fund in consideration for Units (or, in the case of Electing Shareholders, transferring all or a portion of their Shares to Cinram Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights). All holders of Shares will be treated equally under the Arrangement, if implemented; there are no unique benefits under the terms of the Arrangement to any Shareholder.
Arrangement Steps
Pre-Arrangement Transactions
Prior to the implementation of the Arrangement, the Pre-Arrangement Transactions will be carried out by the Corporation and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) Cinram Finance will repay all amounts owing by it under the Existing Senior Credit Facility and the Corporation (and following Closing, Cinram Amalco) and one or more of its Subsidiaries will borrow funds under the New Credit Facility; and (ii) Cinram LLC will acquire indebtedness of CUSH as evidenced by the U.S. Note.
Arrangement Transactions
On the Effective Date, each of the events below will, except as otherwise expressly provided, be deemed to occur in the order set forth below without further act or formality:
(a)	the Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be deemed to have been transferred to the Corporation and cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Shares;
(b)	each issued and outstanding Share in respect of which an Electing Shareholder (who is not an Excluded Shareholder) has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Shares elected to be transferred in consideration for Exchangeable LP Units exceeding the Shareholder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) will be transferred to Cinram Holding Partnership in consideration for one Exchangeable LP Unit and related Ancillary Rights (see “The Arrangement — Exchangeable LP Unit Election”, “Description of Cinram Holding Partnership — Exchangeable LP Units”, “Description of Cinram Holding Partnership — Transfer of LP Units” and “Certain Canadian Federal Income Tax Considerations”);
(c)	each issued and outstanding Share not transferred to Cinram Holding Partnership under paragraph (b) will be transferred to the Fund in consideration for one Unit;

(d)	the Fund will transfer the Shares held by it to the Trust in consideration for Trust Units and Series 1 Trust Notes;

(e)	the Trust will transfer the Shares held by it to Cinram Holding Partnership in consideration for Class A LP Units;

(f)	Cinram Holding Partnership will transfer the Shares held by it (which, at that time, will be all of the issued and outstanding Shares) to Cinram ULC in consideration for common shares of Cinram ULC pursuant to a joint election under Section 85 of the Tax Act;

(g)	Cinram ULC will transfer the Shares held by it to Newco in consideration for common shares of Newco and the Newco Notes pursuant to a joint election under Section 85 of the Tax Act;

(h)	the Corporation and Newco will amalgamate pursuant to the laws of Canada to form Cinram Amalco; and

(i)	each Option will be exchanged for one Fund Option.
Post-Arrangement Transactions
Shortly after completion of the Arrangement, the Post-Arrangement Transactions will be completed pursuant to which, among other things, Cinram Amalco will repay the Cinram Amalco Notes and all of the interests in Cinram LLC will be transferred to Cinram ULC.
Exchangeable LP Unit Election
Shareholders (other than Excluded Shareholders) may elect, subject to the limitations described below, to receive Exchangeable LP Units as consideration for all or a portion of their Shares. For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. No opinion has been requested or obtained by the Corporation as to the tax consequences to a particular Shareholder of acquiring, holding or disposing of Exchangeable LP Units and the Corporation provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units. Shareholders who are considering electing to receive Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the acquiring, holding or disposing of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of the Holding General Partner. The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or with the consent of the board of directors of the Holding General Partner. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. See “Description of Cinram Holding Partnership — Transfers of Units” and “Risk Factors”. Holders of Exchangeable LP Units will receive Special Voting Units of the Fund that will each initially entitle the holder to one vote at meetings of Unitholders of the Fund.
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated on a pro rata basis. Any Shares not transferred in consideration for Exchangeable LP Units will be transferred to the Fund in consideration for Units. No fractional Units or Exchangeable LP Units will be issued and the number of Units or Exchangeable LP Units issued, as applicable, will be rounded up or down to the nearest whole number.
The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Units and will be exchangeable for Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Excluded Shareholders will only be entitled to receive Units in exchange for their Shares.
Shareholders who do not: (i) validly deposit with the Depositary a duly completed Letter of Transmittal and Election Form at or prior to the Election Deadline; or (ii) fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable LP Units, will be deemed to have elected to receive only Units for their Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Circular. No Exchangeable LP Units will be issued to an Excluded Shareholder. See “The Arrangement — Exchangeable LP Unit Election”.
Effect of the Arrangement
After giving effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions:
(a)	Shareholders will own all of the issued and outstanding Units;

(b)	the Fund will own all of the issued and outstanding Trust Units, Series 1 Trust Notes and common shares of the Holding General Partner;

(c)	Shareholders who validly elect to receive Exchangeable LP Units will own all of the issued and outstanding Exchangeable LP Units and Special Voting Units;

(d)	the Trust will own all of the Class A LP Units;

(e)	the Holding General Partner will be the general partner of, and will own a 0.01% interest in, Cinram Holding Partnership;

(f)	Cinram Holding Partnership will own all of the common shares of Cinram ULC;

(g)	Cinram ULC will own all of the common shares or equity interests in each of Cinram Amalco and Cinram LLC, as applicable; and

(h)	the Existing Senior Credit Facility will be effectively re-paid in full and Cinram Amalco and one or more of its Subsidiaries will, together, borrow approximately $700 million under the New Credit Facility.
Structure Following the Completion of the Arrangement
The following chart illustrates the organizational structure of the Fund, including all material Subsidiaries, following the implementation of the Arrangement and the transactions in connection therewith:

Conditions Precedent to the Arrangement
On the Effective Date, a series of transactions will be deemed to occur in order to convert the Corporation and its business from a corporate structure to an income trust structure. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:
(a)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting;

(b)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;

(c)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(d)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;

(e)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;

(f)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement, each acting reasonably;

(g)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders or the Fund Group if the Arrangement is completed;

(h)	the conditional approval of the TSX of the listing of the Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units and Fund Options) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)	the Pre-Arrangement Transactions shall have been completed;

(j)	the Board of Directors shall be satisfied, in its sole discretion, that the Post-Arrangement Transactions will occur;

(k)	no Shareholder shall have exercised (and not withdrawn) his, her or its Dissent Rights;

(l)	Shareholders who immediately prior to the Effective Time are Non-Residents (based on reasonable evidence available to the Board of Directors) and who are to receive Units and/or Exchangeable LP Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding Units; and

(m)	the Arrangement Agreement shall not have been terminated pursuant to its terms.
Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors, without further notice to, or approval of, such Shareholders, subject to the terms of the Arrangement Agreement and Plan of Arrangement, to amend the Arrangement Agreement and Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.
Background to and Reasons for the Arrangement
In April 2005, Management received presentations from several Canadian financial institutions with significant experience in income security capital reorganizations and offerings with respect to the possible reorganization of the Corporation into an income trust or other income security type structure. After reviewing a number of strategic alternatives, on April 25, 2005, the Corporation announced that the Board of Directors was considering the conversion of the Corporation into an income trust type structure and that the Board had authorized Management to study the matter further. On August 4, 2005, the Corporation announced that it was continuing to study the matter and had engaged legal, financial and tax advisors who were assisting it in that process.
After an extensive review of, among other things, the suitability of the Corporation’s businesses for an income trust structure, the Corporation’s business prospects and the current environment and trading levels for comparable income trusts and other income security issuers, on March 2, 2006, the Board of Directors concluded that value for Shareholders could be enhanced by converting the Corporation into an income trust, and determined that the Corporation should proceed with the proposed Arrangement.
In reaching its determination and making its recommendation, the Board of Directors considered a number of factors. The recommendation of the Board was considered in the context of several key objectives, including:
(a)	optimizing distributable cash flow and cash distributions to Shareholders;

(b)	taking into account the Corporation’s multi-jurisdictional operations and cash flows that span Canada, the United States and Europe;

(c)	preserving the Corporation’s program of substantial capital reinvestment in its facilities and new technology to sustain its growth and profitability in the evolving multimedia replication industry;

(d)	ensuring access to the capital markets to fund growth and potential acquisitions with a strong public markets currency;

(e)	allowing investors to focus on the strong cash flow profile of the Corporation;

(f)	maintaining the Corporation’s inclusion in the S&P/TSX Composite Index;

(g)	reorganizing the structure of the Corporation so that substantially all of the distributions to Shareholders (other than Non-Resident Shareholders) are expected to be preserved as dividend income for Canadian income tax purposes; and

(h)	restructuring the Corporation’s debt facilities to increase cash available for distribution to Shareholders.
See “The Arrangement — Background to and Reasons for the Arrangement”.
Fairness Opinion
The Board of Directors retained Genuity as financial advisor to the Board in respect of the conversion of the Corporation into an income trust or other income security type structure. Genuity’s services have included advising the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by Shareholders upon completion of the Arrangement. In connection with this mandate, Genuity prepared the Fairness Opinion. The Fairness Opinion states that, in Genuity’s opinion, as of March 2, 2006, the consideration to be received by Shareholders upon completion of the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix E “Fairness Opinion” to this Circular.
Recommendation of the Board of Directors
The Board of Directors, based on its own investigations, including consideration of the Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable and in the best interests of the Corporation and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution at the Meeting.
Each member of the Board of Directors who is also a Shareholder intends to vote all Shares, directly or indirectly, held or controlled by him in favour of the Arrangement Resolution. As at March 30, 2006, the directors of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 2,924,670 Shares, representing approximately 5.1% of the issued and outstanding Shares.
Timing
If the Meeting is held and the requisite Shareholder approval obtained and the other necessary conditions at that point in time are satisfied or waived, the Corporation will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or before May 1, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Corporation expects the Effective Date will be on or about May 5, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective on the date shown on the Certificate, pursuant to the filing with the Director of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required by the CBCA and/or the Final Order, and the issuance by the Director of the Certificate.
The Corporation’s objective is to have the Effective Date occur on or about May 5, 2006. The Effective Date could be delayed, however, for a number of reasons, including, among other things, an objection before the Court at the hearing of the application for the Final Order.
Dissent Rights
Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Shares. The Dissent Procedure requires that a Shareholder who wishes to exercise his, her or its Dissent Right must provide to the Corporation a Dissent Notice at or prior to 10:00 a.m. (Toronto time) on the second last Business Day prior to the Meeting. It is important that Shareholders strictly comply with this requirement as it is different from the statutory dissent provisions of the CBCA that would permit a Dissent Notice to be provided at or before the Meeting. It is a condition of the Arrangement that no Shareholders shall have exercised (and not withdrawn) Dissent Rights. See “The Arrangement — Dissenting Shareholders’ Rights” and “The Arrangement — Conditions Precedent to the Arrangement”.
Approval of Shareholders Required for Arrangement
Pursuant to the Interim Order, the Arrangement Resolution is required to be approved by not less than two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. See “The Arrangement — Shareholder Approvals”.
Final Order
Implementation of the Arrangement requires the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made on May 1, 2006 at 10:00 a.m. (Toronto time) at 393 University Avenue, Toronto, Ontario, or as soon thereafter as counsel may be heard before the Court. In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. See “The Arrangement — Court Approvals — Final Order”.

The Business
The Corporation is, and following the Effective Date the Fund expects to maintain the Corporation’s position as, the world’s largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, the Corporation manufactures, packages and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe, including Warner Home Video, Twentieth Century Fox, Lions Gate Films, Metro-Goldwyn-Mayer, Warner Music Group, EMI Music Group and Universal Music Group. For an industry overview and a full description of the business, see “Industry Overview” and “Business of the Corporation”.
The Fund
The Fund is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the Fund Declaration of Trust. The Fund has been established to indirectly acquire the businesses currently operated by the Corporation, being the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services, as well as activities related or ancillary thereto. On the Effective Date, it is intended that the Fund will qualify as a “mutual fund trust” for the purposes of the Tax Act.
The Units
An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of its termination or winding-up. Each Unit entitles the holder thereof to certain rights of redemption and to one vote at all meetings of Voting Unitholders. Pursuant to the Fund Declaration of Trust and the Exchange Agreement, the Fund will issue Special Voting Units to the holders of Exchangeable LP Units (other than the Fund or the Trust). The Special Voting Units will carry such number of votes, in the aggregate, exercisable at any meeting at which Voting Unitholders are entitled to vote, equal to the number of Units into which they are exchangeable on the record date established for a meeting (other than those held by any member of the Fund Group). See “Description of the Fund” and “Description of Cinram Holding Partnership”.
Distribution Policy of the Fund
The Fund intends to make monthly cash distributions of its Distributable Cash, derived principally from the interest and principal repayments received on the Trust Notes and cash distributions of the Trust, less estimated cash amounts required for expenses and other obligations of the Fund, cash redemptions of Units, any tax liability and any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available Distributable Cash of the Fund). The Fund’s distributions may vary. See “Risk Factors”.
The Fund intends to make monthly cash distributions of Distributable Cash to Unitholders of record on the last Business Day of each calendar month, with the distributions for each month being paid on or about the 15th day following the end of such month. The initial cash distribution for the period from the Closing to May 31, 2006 is expected to be paid on or before June 15, 2006 (assuming the Closing occurs on or before May 19, 2006, and if not, then on the next regular distribution date). Subsequent regular distributions are anticipated to be paid in respect of each calendar month thereafter commencing July 15, 2006 (assuming the Closing occurs on or before June 19, 2006). The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. See “Description of the Fund”.
The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Units will depend, in part, on the composition for tax purposes of distributions paid by the Fund. Provided that the organizational structure of the Fund is unchanged from that described below under “Structure Following the Completion of the Arrangement”, it is expected that substantially all of the distributions paid by the Fund will be treated as taxable dividends in the hands of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes. It is uncertain whether Unitholders subject to Canadian federal income tax will benefit from the proposals, if enacted, tabled by the Minister of Finance (Canada) in a Notice of Ways and Means Motion on November 23, 2005 to implement a reduction in personal income tax on dividends. See “Certain Canadian Federal Income Tax Considerations — Taxation of Unitholders — Fund Distributions”.
Distribution Policy of Cinram Holding Partnership
Cinram Holding Partnership intends to make monthly cash distributions or advances of its distributable cash paid to holders of record of LP Units on the last Business Day of each calendar month as set out below. Distributions or advances are intended to be paid on or about the 15th day of each calendar month. Distributions or advances on the Class A LP Units are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units.
The initial cash distribution of Cinram Holding Partnership for the period from the Closing to May 31, 2006 is expected to be paid on or before June 15, 2006 (assuming the Closing occurs on or before May 19, 2006, and if not, then on the next regular distribution date). Subsequent regular distributions are anticipated to be paid in respect of each calendar month thereafter commencing July 15, 2006 (assuming the Closing occurs on or before June 19, 2006). Distributions or advances on the Exchangeable LP Units are intended to be received by holders of such units at the same time as distributions on Units are received by Unitholders. Cinram Holding Partnership may, in addition, make a distribution at any other time.
Distributable cash for a monthly period will consist, in general, of Cinram Holding Partnership’s cash for the particular monthly period less any estimated cash amounts required for debt service obligations of Cinram Holding Partnership, if any, general and administrative expenses, other expense obligations, maintenance capital expenditures, taxes in subsidiaries, long-term incentive awards and other incentives, reserves (including amounts on account of capital expenditures, and to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by the Holding General Partner. See “Description of Cinram Holding Partnership”.
Distribution Policy of Cinram Amalco
Under the terms of the Arrangement, the Corporation will amalgamate with Newco to form Cinram Amalco. The board of directors of Cinram Amalco will adopt a policy to distribute a substantial portion of Cinram Amalco’s available cash to the holders of record of it shares (being Cinram ULC), subject to retaining certain amounts. See “Description of Cinram Amalco”.
Certain Canadian Federal Income Tax Considerations
The Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of the Shares and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to elect to receive Exchangeable LP Units for all or a portion of their Shares. Shareholders who are considering exchanging Shares for Exchangeable LP Units should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative. See “The Arrangement — Exchangeable LP Unit Election”.
A Unitholder who is resident in Canada will generally be required to include in such holder’s income the proportionate share of income of the Fund, to the extent the income is made payable to such holder. Any amount paid to a Unitholder in excess of such holder’s share of income of the Fund (subject to certain exceptions) will not be included in income but will reduce the Unitholder’s adjusted cost base of the Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.
This Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Certain Canadian Federal Income Tax Considerations”. This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the transactions described herein. No advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Shareholder’s or Unitholder’s particular circumstances, including the province or provinces in which the Shareholder or Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder or Unitholder. Shareholders or Unitholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.
Other Tax Considerations
This Circular does not contain a summary of the income tax consequences of the Arrangement to Non-Resident Shareholders. Non-Resident Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement and the acquiring, holding and disposing of Units and Exchangeable LP Units, including any associated filing requirements, in their jurisdictions.
Risk Factors
An investment in Units and/or Exchangeable LP Units is subject to a number of risks that should be considered by a prospective investor. Distributions of available cash are not guaranteed and will be based indirectly upon the business, which is susceptible to a number of risks. The risks related to the business include: development or proliferation of digital distribution alternatives, including copying and distribution of music and video files; economic trends and consumer preferences; significant competitive and pricing pressures; dependence on a limited number of large customers with substantial bargaining power and renewal of contracts; dependence on key personnel; increased costs or shortages of raw materials or energy; demand and pricing for mature products; management of the production, supply or security of products; intellectual property infringement; conduct of business internationally; exchange rate fluctuations; changes in interest rates; significant capital expenditures; seasonality; work stoppages or other labour disruptions affecting key customers; environmental laws; acquisitions; availability of future financing; fluctuations in quarterly and annual operating results; events and conditions in the motion picture industry; and failure to maintain internal controls. The risks relating to the Units include: dependence on Cinram ULC and its Affiliates; unpredictability and volatility of Unit price; nature of Units; cash distributions are not guaranteed and will fluctuate with the performance of the business; structural subordination of the Units; capital investment; restrictions on potential growth; limitation on non-resident ownership and liquidity; redemption right; dilution; future sales of Units; distribution of Trust Units and Trust Notes on termination of the Fund; absence of prior public market; Unitholder liability; fluctuations in the exchange rate may impact the amount of cash available for distribution; leverage and restrictive covenants in current and future indebtedness; the Fund’s substantial consolidated indebtedness could negatively impact the business; changes in the Fund’s creditworthiness may affect the value of the Units; CUSH may not be able to repurchase the indebtedness under the U.S. Note upon a change of control as required by the U.S. Note; and CUSH may not be able to make all principal payments on the U.S. Note. Tax related risks include: Canadian income tax matters; Exchangeable LP Units; and certain United States income tax matters. See “Risk Factors”.
Selected Financial and Operating Information
The following selected consolidated financial and operating information of the Corporation has been derived from, and should be read in conjunction with, the historical financial statements of the Corporation and Management’s discussion and analysis of financial condition and results of operations incorporated by reference into this Circular.

	Fiscal Period Ended
	December 31, 2005	December 31, 2004
	($ in thousands)
Statement of Earnings Data
Revenue Segments
Home Video	$1,081,099	$1,090,543
Audio/ROM	327,706	324,326
Printing	234,044	225,388
Distribution	290,273	208,376
Other	164,958	178,005

Total Revenue	2,098,080	2,026,638
Earnings from Operations	167,014	162,399
Net Earnings	82,426	75,824
EBITA(1)	390,883	382,134

Note:

(1)	EBITA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, EBITA may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures”. Management believes that EBITA is a useful supplemental measure in evaluating the performance of the Corporation and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units. See “Reconciliation of Net Earnings to EBITA”.
Summary of Distributable Cash of the Fund
The following analysis has been prepared by Management on the basis of the information contained in this Circular, more recent financial information available to Management and Management’s estimate of the amount of expenses and expenditures that would have been incurred by the Fund and its Subsidiaries during the 12 months ended December 31, 2005 had the Fund been in existence during such period and had the transactions described under “The Arrangement — Arrangement Steps” been completed at the beginning of that period. This analysis is not a forecast or projection of future results. The actual results of the operations of the Fund and its Subsidiaries for any period, whether before or after Closing, will likely vary from the amounts set forth in the following analysis, and such variations may be material. See “Risk Factors”.
Management believes that, upon completion of the Arrangement, the Fund and its Subsidiaries will incur interest expenses, incremental administrative expenses, taxes and other expenses that will differ from those contained in the historical financial statements of the Corporation and the Fund’s pro forma financial statements that are included elsewhere in this Circular. The Corporation intends to continue to make capital expenditures, to both sustain and grow its business operations, consistent with past practices (see “Business of Corporation — Capital Expenditures”). Although the Corporation does not have firm commitments for all of these costs, expenses and expenditures (including the amount of cash taxes that will be payable under an income trust structure, which will differ from historical cash taxes paid) and, accordingly, the complete financial impact of these items is not objectively determinable, Management believes, based on past experience, that the following represents a reasonable estimate of the amount of Distributable Cash for the 12 months ended December 31, 2005 had the Fund been in existence during such period and had the Arrangement been completed at the beginning of that period:

Twelve months ended
December 31, 2005
(unaudited)
(in thousands of
dollars except per
Unit amounts and
foreign exchange rate)

EBITA(1)	$390,883
Management believes that the following items will reduce the amount of Cash Available For Distribution by the Fund:
Interest expense(2)	(52,500)
Cash taxes(3)	(28,500)
Capital expenditures(4)	(120,000)
Scheduled principal repayments(5)	(7,000)

Cash Available for Distribution(1)	$182,883
Distributable Cash Holdback (approximately 18% of Cash Available for Distribution)(6)	(32,883)

Cash Distributions (US$)(1)	$150,000

Foreign Exchange Rate (C$ per US$1.00)(7)	C$1.1627

Cash Distributions (C$)(1)	C$174,405

Total Cash Distributions per Unit (C$)(8)	C$3.00

Notes:

(1)	EBITA, Distributable Cash (referred to above as Cash Distributions) and Cash Available For Distribution are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITA, Distributable Cash and Cash Available For Distribution may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures” and “Reconciliation of Net Earnings to EBITA”. Management believes that EBITA is an important measure in evaluating the performance of the Corporation and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units and is the appropriate measure from which to make adjustments to determine Distributable Cash.

(2)	Represents $51.5 million estimated interest expense based on borrowings of $700 million under the New Credit Facility on the Effective Date at a swap interest rate of 7.35% (see “New Credit Facility”) and $1 million estimated interest expense on other long-term debt and capital leases.

(3)	Represents Management’s estimate of average annual cash income taxes during the 2006 to 2010 projected time period based on consultations with the Fund’s tax advisors regarding the impact of the Arrangement on the Fund’s tax status.

(4)	Represents Management’s estimate of average annual capital expenditures during the 2006 to 2010 projected time period which are expected to be generally consistent with normalized historical capital expenditure investments. Actual capital expenditures for the 12 months ended December 31, 2005 were $99.8 million. Capital expenditures are comprised of expenditures required to maintain the Corporation’s existing facilities and operations, upgrade systems to adapt to evolving technology, add capacity for new technology, and maintain and improve customer service levels. See “Business of the Corporation — Capital Expenditures”

(5)	Represents 1% principal annual amortization based on borrowings of $700 million under the New Credit Facility.

(6)	Management initially intends to maintain sufficient reserves such that the Fund will payout approximately 82% of its pro forma Cash Available For Distribution. This amount was determined based on Management’s assessment of the appropriate payout ratio for the Fund at this time.

(7)	Based on the noon rate of exchange in Canadian dollars on March 30, 2006 as quoted by the Bank of Canada. See “Distributable Cash of the Fund — Currency Hedging Policy”.

(8)	Calculated on a fully diluted basis, including assuming the exchange of all Exchangeable LP Units.
Management believes that the method of determining Cash Available For Distribution and Distributable Cash presented in this Circular is comparable to cash flow from operating activities before changes in working capital. In addition, the Fund’s method of determining Cash Available For Distribution and Distributable Cash is derived from net earnings, which is a measure recognized under GAAP. Net earnings has been used as the basis for the calculation of Cash Available For Distribution and Distributable Cash because a pro forma statement of cash flow for the Fund is not available; only a pro forma statement of operations is available. This method presents cash that is intended to be distributable based on the results of the relevant period, after adjusting for the items set out in the above table. See “Reconciliation of Net Earnings to EBITA”.

THE ARRANGEMENT
The Meeting
The Corporation has called the Meeting as an annual and special meeting to receive the annual report and the financial statements for the year ended December 31, 2005 and the report of the auditors thereon and to elect directors and appoint auditors for the ensuing year and, pursuant to the Interim Order, to consider and, if deemed advisable, to approve the Arrangement Resolution and the other matters set forth in the accompanying Notice of Meeting. The Meeting will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2, on Friday, April 28, 2006 at 10:00 a.m. (Toronto time).
Purpose of the Arrangement
The purpose of the Arrangement is to capitalize the Fund as a publicly-traded income trust. Shareholders currently own Shares of the Corporation, a corporate entity. The Arrangement will result in Shareholders transferring their Shares to the Fund in consideration for Units (or, in the case of Electing Shareholders, transferring all or a portion of their Shares to Cinram Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights). All holders of Shares will be treated equally under the Arrangement, if implemented; there are no unique benefits under the terms of the Arrangement to any Shareholder.
Background to and Reasons for the Arrangement
Background
In April 2005, Management received presentations from several Canadian financial institutions with significant experience in income security capital reorganizations and offerings with respect to the possible reorganization of the Corporation into an income trust or other income security type structure. After reviewing a number of strategic alternatives, on April 25, 2005, the Corporation announced that the Board of Directors was considering the conversion of the Corporation into an income trust type structure and that the Board had authorized Management to study the matter further. On August 4, 2005, the Corporation announced that it was continuing to study the matter and had engaged legal, financial and tax advisors who were assisting it in that process.
Management worked extensively with the Corporation’s legal counsel and auditors and Genuity, the financial advisor to the Board, from April 2005 to March 2006, to consider the legal and taxation issues and the documentation necessary to complete a reorganization of the Corporation into an income trust or other income security type structure. During this period, representatives of Management, the Corporation’s legal counsel and auditors and Genuity met and spoke on numerous occasions to review legal and other requirements for the reorganization, while identifying and reviewing various issues.
On September 20, 2005, the Corporation disclosed that it had reviewed the announcement by the Minister of Finance (Canada), issued the previous day, of his request that the Department of National Revenue postpone providing advance rulings respecting flow-through entity structures, and was considering the impact, if any, of the Minister’s announcement on its evaluation of the proposed reorganization. It was noted that as part of its evaluation process, the Corporation had made an application to the CRA for an advance tax ruling seeking clarification as to certain technical matters relating primarily to the impact that a reorganization (as then structured) may have on the Shareholders and that the ruling sought did not relate to the viability of the type of structure that the Corporation may adopt. The Corporation concluded that, as a result, it did not view receipt of a favourable ruling as a prerequisite to proceeding with the proposed reorganization.
At a meeting of the Board of Directors held on October 6, 2005, Management presented an update of the possible reorganization of the Corporation into an income trust or other income security type structure. The Board determined that it was prudent to continue studying the matter.
On November 2, 2005, Genuity and legal counsel to the Corporation met with the Board of Directors. The Board concluded that the Corporation’s recapitalization into an income deposit security structure had the potential to materially enhance Shareholder value. As a result, subject to the satisfactory resolution of all remaining structural issues, the Board of Directors approved the Corporation’s recapitalization into an income deposit security structure.

The Board instructed Management to continue its efforts to resolve all outstanding issues. At that time, the Board of Directors cautioned that there could be no assurance that the remaining structural issues would be satisfactorily resolved, or that a capital reorganization would be implemented. The Corporation issued a press release on that day with respect to the proposed recapitalization.
Following the November 2, 2005 press release, Management and its advisors began the process of resolving the remaining structural issues in connection with the Corporation’s recapitalization into an income deposit security structure, including the degree of foreign ownership of the Corporation and the required issuance of securities under such structure commonly referred to as “bachelor bonds” and “spinster equity”, as well as addressing the exclusion of income deposit security and other “paper-clipped” security issuers from the S&P/TSX Composite Index. During this process, Management and its advisors developed an alternative structure which contemplated a conversion of the Corporation into an income trust, which alternative structure maintained many of the benefits of an income deposit security structure while at the same time resolving or avoiding the remaining structural and index inclusion issues associated with such structure. In addition, on November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process being conducted on tax and other issues related to publicly listed flow-through entities, including income funds, was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the income tax treatment of large corporations and that of income trusts. Ultimately, Management concluded that the alternative structure pursuant to which the Corporation would be able to convert to an income trust as set out in this Circular was preferable.
On January 25, 2006, Genuity and legal counsel to the Corporation again met with the Board of Directors to receive Management’s proposal to convert the Corporation into an income trust structure and the rationale relating to how such structure would resolve or avoid the remaining structural issues associated with the income deposit security structure while at the same time retaining many of the benefits of the income deposit security structure. Following a discussion on the two structures, the Board of Directors determined that it was prudent to continue studying a conversion of the Corporation into the Fund.
On March 2, 2006, the Board of Directors reviewed and considered a formal recommendation by Management with respect to the Arrangement, and advice from legal counsel to the Corporation. Genuity presented its Fairness Opinion to the Board of Directors to the effect that, as at the date of such opinion and based upon and subject to certain matters set out in the Fairness Opinion, the consideration to be received by Shareholders upon the completion of the Arrangement is fair, from a financial point of view, to the Shareholders. The Board of Directors then considered the terms of the Arrangement in detail. The Board of Directors approved the terms of the Arrangement, including the seeking of the Interim Order (providing for, among other things, the calling of the Meeting and the setting of the Record Date), and the submission thereof, pursuant to the Interim Order, to Shareholders for their consideration. The Corporation issued a press release on that day with respect to the proposed conversion into an income fund.
Considerations and Conclusions of the Board of Directors
After an extensive review of, among other things, the suitability of the Corporation’s businesses for an income trust structure, the Corporation’s business prospects and the current environment and trading levels for comparable income trusts and other income security issuers, on March 2, 2006, the Board of Directors concluded that value for Shareholders could be enhanced by converting the Corporation into an income trust, and formally determined that the Corporation should proceed with the proposed Arrangement.
In reaching its determination and making its recommendation set out below, the Board of Directors considered a number of factors, including the Fairness Opinion from Genuity that the consideration under the Arrangement is fair, from a financial point of view, to Shareholders. The Board of Directors also considered the mechanics, structure and timing of the implementation of the Arrangement, including the availability of rights of Shareholders to dissent to the Arrangement (to the extent that the condition relating to dissent rights is waived), the requirement that the Arrangement Resolution be approved by two-thirds of the Shares voted in person or by proxy at the Meeting and that the Arrangement must be approved by the Court which will consider, among other things, the fairness of the Arrangement to the Shareholders. The recommendation of the Board was considered in the context of several key objectives, including:

(a)	optimizing distributable cash flow and cash distributions to Shareholders;

(b)	taking into account the Corporation’s multi-jurisdictional operations and cash flows that span Canada, the United States and Europe;

(c)	preserving the Corporation’s program of substantial capital reinvestment in its facilities and new technology to sustain its growth and profitability in the evolving multimedia replication industry;

(d)	ensuring access to the capital markets to fund growth and potential acquisitions with a strong public markets currency;

(e)	allowing investors to focus on the strong cash flow profile of the Corporation;

(f)	maintaining the Corporation’s inclusion in the S&P/TSX Composite Index;

(g)	reorganizing the structure of the Corporation so that substantially all of the distributions to Shareholders (other than Non-Resident Shareholders) are expected to be preserved as dividend income for Canadian income tax purposes; and

(h)	restructuring the Corporation’s debt facilities to increase cash available for distribution to Shareholders
The Board of Directors also considered the costs and expenses of the conversion, including professional expenses, tax obligations triggered by the conversion, breakage fees and other costs. The Board concluded that the benefits to Shareholders of the conversion (as more fully described above, including an anticipated enhanced valuation, increased free cash flow to re-invest in the Fund and attractive returns to Unitholders) warrant the incurrence of such costs.
The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.
Recommendation of the Board of Directors
The Board of Directors, based on its own investigations, including consideration of the Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable and in the best interests of the Corporation and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution at the Meeting.
Each member of the Board of Directors who is also a Shareholder intends to vote all Shares, directly or indirectly, held or controlled by him in favour of the Arrangement Resolution. As at March 30, 2006, the directors of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 2,924,670 Shares, representing approximately 5.1% of the issued and outstanding Shares.
Arrangement Steps
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth in Exhibit 1 to the Arrangement Agreement that is attached as Appendix D to this Circular.
The Fund, the Trust, Holding General Partner, Cinram Holding Partnership, the Corporation, Newco, Cinram ULC, Cinram LLC and CUSH have entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to Section 192 of the CBCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the CBCA with the Director.

Pre-Arrangement Transactions
Prior to the implementation of the Arrangement, certain transactions and events (the “Pre-Arrangement Transactions”) will be carried out by the Corporation and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) Cinram Finance will repay all amounts owing by it under the Existing Senior Credit Facility and the Corporation (and following Closing, Cinram Amalco) and one or more of its Subsidiaries will borrow funds under the New Credit Facility; and (ii) Cinram LLC will acquire indebtedness of CUSH as evidenced by the U.S. Note.
Arrangement Transactions
On the Effective Date, each of the events below will, except as otherwise expressly provided, be deemed to occur in the order set forth below without further act or formality:
(a)	the Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be deemed to have been transferred to the Corporation and cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Shares;

(b)	each issued and outstanding Share in respect of which an Electing Shareholder (who is not an Excluded Shareholder) has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Shares elected to be transferred in consideration for Exchangeable LP Units exceeding the Shareholder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) will be transferred to Cinram Holding Partnership in consideration for one Exchangeable LP Unit and related Ancillary Rights (see “The Arrangement — Exchangeable LP Unit Election”, “Description of Cinram Holding Partnership — Exchangeable LP Units”, “Description of Cinram Holding Partnership — Transfer of LP Units” and “Certain Canadian Federal Income Tax Considerations”);

(c)	each issued and outstanding Share not transferred to Cinram Holding Partnership under paragraph (b) will be transferred to the Fund in consideration for one Unit;

(d)	the Fund will transfer the Shares held by it to the Trust in consideration for Trust Units and Series 1 Trust Notes;

(e)	the Trust will transfer the Shares held by it to Cinram Holding Partnership in consideration for Class A LP Units;

(f)	Cinram Holding Partnership will transfer the Shares held by it (which, at that time, will be all of the issued and outstanding Shares) to Cinram ULC in consideration for common shares of Cinram ULC pursuant to a joint election under Section 85 of the Tax Act;

(g)	Cinram ULC will transfer the Shares held by it to Newco in consideration for common shares of Newco and the Newco Notes pursuant to a joint election under Section 85 of the Tax Act;

(h)	the Corporation and Newco (collectively, the “predecessor corporations”) will amalgamate pursuant to the laws of Canada to form Cinram Amalco, with the effect that:
(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) will become the property of Cinram Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except amounts payable to any predecessor corporation) will become liabilities of Cinram Amalco;

(iii)	all of the issued and outstanding Shares held by Newco immediately before the amalgamation will be cancelled without repayment of capital;

(iv)	the articles and by-laws of Cinram Amalco will be the same as the articles and by-laws of Newco; and

(v)	the common shares of Newco and the Newco Notes held by Cinram ULC immediately before the amalgamation will become common shares of Cinram Amalco and the Cinram Amalco Notes, respectively, by virtue of the amalgamation, and the stated capital of the common shares of Cinram Amalco will be equal to the stated capital of the common shares of Newco immediately before such amalgamation; and
(i)	each Option will be exchanged for one Fund Option and the Options will thereafter be cancelled.
Post-Arrangement Transactions
Shortly after completion of the Arrangement, among other things, Cinram Amalco will repay the Cinram Amalco Notes and all of the interests in Cinram LLC will be transferred to Cinram ULC (the “Post-Arrangement Transactions”).
Effect of the Arrangement
After giving effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions:
(a)	Shareholders will own all of the issued and outstanding Units;

(b)	the Fund will own all of the issued and outstanding Trust Units, Series 1 Trust Notes and common shares of the Holding General Partner;

(c)	Shareholders who validly elect to receive Exchangeable LP Units will own all of the issued and outstanding Exchangeable LP Units and Special Voting Units;

(d)	the Trust will own all of the Class A LP Units;

(e)	the Holding General Partner will be the general partner of, and will own a 0.01% interest in, Cinram Holding Partnership;

(f)	Cinram Holding Partnership will own all of the common shares of Cinram ULC;

(g)	Cinram ULC will own all of the common shares or equity interests in each of Cinram Amalco and Cinram LLC, as applicable; and

(h)	the Existing Senior Credit Facility will be effectively re-paid in full and Cinram Amalco and one or more of its Subsidiaries will, together, borrow approximately $700million under the New Credit Facility.
Structure Following the Completion of the Arrangement
The following chart illustrates the organizational structure of the Fund, including all material Subsidiaries, following the implementation of the Arrangement and the transactions in connection therewith:

The Fund intends to provide Unitholders with monthly cash distributions. The Fund’s distributions will be indirectly supported by the operating activities of Cinram Amalco. Cinram Amalco will continue to be managed by its existing management team, and will own, directly or indirectly, all of the Corporation’s existing assets following the completion of the Arrangement and intends to continue to pursue the Corporation’s current business strategy. See “Business of the Corporation”.
Arrangement Agreement
The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the parties thereto and various conditions precedent, both mutual and with respect to each such party.
The Arrangement Agreement is attached as Appendix D to this Circular and reference is made thereto for the full text thereof.
The Fund, the Trust and Cinram Amalco will enter into the Administration Agreement pursuant to which Cinram Amalco will provide certain administrative services and facilities to the Fund and the Trust. See “Description of the Fund — Administration Agreement”.
Procedure for the Arrangement Becoming Effective
The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:
(a)	the Arrangement must be approved by the Shareholders at the Meeting as described herein;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(d)	the Articles of Arrangement and related documents in the form prescribed by the CBCA, together with a copy of the Final Order and Plan of Arrangement must be filed with the Director; and

(e)	the Certificate must be issued by the Director.
Shareholder Approvals
Pursuant to the Interim Order, the Arrangement Resolution is required to be approved by not less than two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A to this Circular for the full text of the Arrangement Resolution.
Court Approvals
Interim Order
On March 29, 2006, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix C to this Circular.
Final Order
Pursuant to the CBCA, the Arrangement requires Court approval. Subject to the terms of, and satisfaction or waiver of the conditions precedent set forth in, the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the Corporation will make an application to the Court for the Final Order. The Notice of Application applying for the Final Order is included with this Circular as Appendix B.
The application for the Final Order approving the Arrangement is anticipated to be made at 10:00 a.m. (Toronto time) on May 1, 2006 or as soon thereafter as counsel may be heard before the Court at 393 University Avenue, Toronto, Ontario. At the hearing, any Shareholder or any other interested party who wishes to participate or be represented or to present argument or evidence may do so in accordance with the provisions of the Interim Order, subject to other direction of the Court. Pursuant to the Interim Order, each such party shall serve upon the Corporation a notice of appearance, together with any evidence or materials which such party intends to present to the Court, all in accordance with the Ontario Rules of Civil Procedure, and shall file such materials with the Court in accordance with the applicable rules of civil procedure. Service of such notice shall be effected by service upon the solicitors for the Corporation: Fogler, Rubinoff LLP, 95 Wellington Street West, Suite 1200, Toronto-Dominion Centre, Toronto, Ontario M5J 2Z9, Attention: S. Dale Denis, Telephone: (416) 864-9700 and Facsimile: (416) 941-8852.
The securities to be issued pursuant to the Arrangement (including the Units, the Exchangeable LP Units and the Ancillary Rights) will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the Court approves the terms and conditions of the Arrangement, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.
The Corporation has been advised by its legal counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation or the Fund may determine not to proceed with the Arrangement.
Conditions Precedent to the Arrangement
On the Effective Date, a series of transactions will be deemed to occur in order to convert the Corporation and its business from a corporate structure to an income trust structure. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by each of the applicable parties) on or before the Effective Date. These conditions include:
(a)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting;

(b)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;

(c)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(d)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;

(e)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;

(f)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement, each acting reasonably;

(g)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders or the Fund Group if the Arrangement is completed;

(h)	the conditional approval of the TSX of the listing of the Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units and Fund Options) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)	the Pre-Arrangement Transactions shall have been completed;

(j)	the Board of Directors shall be satisfied, in its sole discretion, that the Post-Arrangement Transactions will occur;

(k)	no Shareholder shall have exercised (and not withdrawn) his, her or its Dissent Rights;

(l)	Shareholders who immediately prior to the Effective Time are Non-Residents (based on reasonable evidence available to the Board of Directors) and who are to receive Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding Units; and

(m)	the Arrangement Agreement shall not have been terminated pursuant to its terms.
The parties to the Arrangement Agreement may waive the satisfaction of any of the foregoing conditions.
Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors, without further notice to, or approval of, such Shareholders, subject to the terms of the Arrangement Agreement and Plan of Arrangement, to amend the Arrangement Agreement and Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA. See Appendix A for the text of the Arrangement Resolution.
Upon these conditions, other than the condition contained in paragraph (c) above, being fulfilled or waived, the Corporation intends to file a copy of the Articles of Arrangement with the Director under the CBCA, together with such other materials as may be required pursuant to the Final Order, in order to give effect to the Arrangement.
If the Arrangement is not implemented, the Corporation will continue to operate under its present capital structure and the Shares will remain listed and posted for trading on the TSX. If the Arrangement is not completed, the Letter of Transmittal and Election Form completed by a Shareholder will be of no effect and the Depositary will return all surrendered Share certificates to the holders thereof as soon as practicable.
Fairness Opinion
The Board of Directors retained Genuity as financial advisor to the Board in respect of the conversion of the Corporation into an income trust or other income security type structure. Genuity’s services have included advising the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by Shareholders upon completion of the Arrangement. In connection with this mandate, Genuity prepared the Fairness Opinion. The Fairness Opinion states that, in Genuity’s opinion, as of March 2, 2006, the consideration to be received by Shareholders upon completion of the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix E “Fairness Opinion” to this Circular.
Timing
If the Meeting is held and the requisite Shareholder approval obtained and the other necessary conditions at that point in time are satisfied or waived, the Corporation will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or before May 1, 2006 in form and substance satisfactory to each party to the Arrangement Agreement, each acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Corporation expects the Effective Date will be on or about May 5, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective on the date shown on the Certificate, pursuant to the filing with the Director of the Articles of Arrangement, together with a copy of each of the Plan of Arrangement and the Final Order and such other materials as may be required by the CBCA and/or the Final Order, and the issuance by the Director of the Certificate.
The Corporation’s objective is to have the Effective Date occur on or about May 5, 2006. The Effective Date could be delayed, however, for a number of reasons, including, among other things, an objection before the Court at the hearing of the application for the Final Order.
Exchangeable LP Unit Election
Shareholders (other than Excluded Shareholders) may elect, subject to the limitations described below, to receive Exchangeable LP Units as consideration for all or a portion of their Shares. For certain Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, electing to receive Exchangeable LP Units may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein. No opinion has been requested or obtained by the Corporation as to the tax consequences to a particular Shareholder of acquiring, holding or disposing of Exchangeable LP Units and the Corporation provides no representation as to the tax consequences of acquiring, holding or disposing of Exchangeable LP Units. Shareholders who are considering electing to receive Exchangeable LP Units should consult their own legal and tax advisors with respect to the legal and tax consequences associated with electing this alternative and the acquiring, holding or disposing of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of the Holding General Partner. The Exchangeable LP Units will not be transferable except in connection with an exchange for Units or with the consent of the board of directors of the Holding General Partner. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. See “Risk Factors”. Holders of Exchangeable LP Units will receive Special Voting Units of the Fund that will each initially entitle the holder to one vote at meetings of Unitholders of the Fund.
The maximum number of Exchangeable LP Units to be issued pursuant to the Arrangement will be limited. If the total number of Exchangeable LP Units elected is greater than the Maximum Number of Exchangeable LP Units, Exchangeable LP Units will be allocated on a pro rata basis in accordance with the following formula: the total number of Exchangeable LP Units available divided by the total number of Exchangeable LP Units elected by the Electing Shareholders multiplied by the number of Exchangeable LP Units elected to be received by the particular Electing Shareholder. Any Shares not transferred in consideration for Exchangeable LP Units will be transferred to the Fund in consideration for Units. No fractional Units or Exchangeable LP Units will be issued and the number of Units or Exchangeable LP Units issued, as applicable, will be rounded up or down to the nearest whole number.
For eligible Shareholders that properly elect to receive Exchangeable LP Units, Cinram Holding Partnership will make the necessary joint tax elections with such Shareholders. However, none of the Corporation, Cinram Holding Partnership or Holding General Partner will be responsible for the proper completion or filing of any tax election or the tax consequences thereof to the Electing Shareholder and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure of a former Shareholder to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. In order to make an election, a Shareholder must deliver to Cinram Holding Partnership two copies of the necessary tax election forms within 60 days of the Effective Date. Cinram Holding Partnership and the Holding General Partner agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by Cinram Holding Partnership) to the applicable Shareholder. See “Description of Cinram Holding Partnership — Exchangeable LP Units”, “Description of Cinram Holding Partnership — Transfer of LP Units” and “Certain Canadian Federal Income Tax Considerations”.
The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Units and will be exchangeable for Units. However, the Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Excluded Shareholders will only be eligible to receive Units in exchange for their Shares.
Each Special Voting Unit will initially have one vote per unit at meetings of the Unitholders, but otherwise will have no economic interest in the Fund. In particular, the Special Voting Units will not entitle their holders to any distributions of income or capital of the Fund, whether in the ordinary course as determined by the Trustees or on a liquidation of the Fund. In addition, the holders of Special Voting Units will have no legal or beneficial interest in the assets of the Fund.
Shareholders who do not: (i) validly deposit with the Depositary a duly completed Letter of Transmittal and Election Form at or prior to the Election Deadline; or (ii) fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable LP Units, will be deemed to have elected to receive only Units for their Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Circular. No Exchangeable LP Units will be issued to an Excluded Shareholder.
Shareholders who are Excluded Shareholders will not be permitted to elect to receive Exchangeable LP Units for their Shares and thereby become a partner of Cinram Holding Partnership. Shareholders will be required to provide a representation in the Letter of Transmittal and Election Form that they are not an Excluded Shareholder. Should it be determined that an Electing Shareholder was in fact an Excluded Shareholder at the time of the issuance of Exchangeable LP Units, the issuance of such Exchangeable LP Units (and the Ancillary Rights associated therewith) will be cancelled and be deemed to be void ab initio such that the Shareholder will be considered to never have received such Exchangeable LP Units (and Ancillary Rights) and only to have received the applicable number of Units. In such circumstances, the Shareholder will be issued the applicable number of Units and any distributions received on the Exchangeable LP Units will be required to be refunded to Cinram Holding Partnership.
Arrangements similar to those described in the paragraph above exist to prevent a holder of Exchangeable LP Units that later becomes an Excluded Shareholder from continuing to hold such Exchangeable LP Units. See the discussion under “Description of Cinram Holding Partnership — Exchange Agreement — Excluded Shareholders”.
Commencing 90 days after the Effective Date, holders of Exchangeable LP Units will be entitled to exchange their Exchangeable LP Units at any time for Units in accordance with the Exchange Agreement and the LP Partnership Agreement. There are other consequences of holding Exchangeable LP Units that are different from those of holding Units. See “Description of Cinram Holding Partnership” and “Risk Factors — Tax Related Risks — Exchangeable LP Units”.
Procedure for Exchange of Shares
Letter of Transmittal and Election Form
Shareholders must complete and return the Letter of Transmittal and Election Form on or before the Election Deadline, together with the certificate(s) representing their Shares, to the Depositary at one of the offices specified in the Letter of Transmittal and Election Form, if they wish to elect to transfer all or a portion of their Shares to Cinram Holding Partnership for Exchangeable LP Units and related Ancillary Rights under the Arrangement. Where: (i) no election is made to transfer Shares to Cinram Holding Partnership for Exchangeable LP Units;

or (ii) the election is not properly made; or (iii) either the Letter of Transmittal and Election Form or the certificate(s) representing the Shares are received after the Election Deadline or (v) such Shareholder is an Excluded Shareholder, such Shareholder will be deemed to have elected to transfer each of its Shares to the Fund in exchange for Units. A copy of the Letter of Transmittal and Election Form is enclosed with this Circular. See “The Arrangement — Exchangeable LP Unit Election”.
General
Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Shares.
Additional copies of the Letter of Transmittal and Election Form will be sent to any registered Shareholder who advises the Depositary, that he, she or it did not receive the Letter of Transmittal and Election Form.
If a certificate representing Shares has been lost or destroyed, the Letter of Transmittal and Election Form must be completed as fully as possible and forwarded to the Depositary together with a letter stating the loss. The Depositary will respond with replacement requirements, which must be properly completed and returned prior to the Election Deadline.
Any certificates representing Shares that are not deposited together with a duly completed Letter of Transmittal and Election Form and any other documents as may be reasonably required shall, after the Effective Date, represent the right to receive only Units in respect thereof. If certificates formerly representing Shares have not been so deposited on or before the sixth anniversary of the Effective Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of the Shares previously represented thereby to Units and shall be deemed to be surrendered to the Fund together with all distributions thereon held for such Shareholder.
The use of mail to transmit certificate(s) representing Shares and the Letter of Transmittal and Election Form is at each Shareholder’s risk. The Corporation recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.
All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Shares, must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Units after the Effective Date, Shareholders must submit their Share certificate(s) to the Depositary.
Excluded Shareholders may not elect to receive Exchangeable LP Units.
Treatment of Options
Pursuant to the Stock Option Incentive Plan, there are presently outstanding Options to purchase an aggregate of 1,230,768 Shares. The Options are held by various directors, officers and employees of the Corporation and its Subsidiaries. The Stock Option Incentive Plan contains anti-dilutive and other provisions, the effect of which is to authorize the Board of Directors to take certain steps to ensure that the rights of holders of Options are not adversely affected by certain events, such as the Arrangement. Accordingly, it was determined by the Board of Directors, in accordance with the Stock Option Incentive Plan, and with the benefit of advice from external advisors, that the Options should be exchanged for Fund Options in such manner as to: (i) be consistent with the provisions of the Stock Option Incentive Plan; and (ii) preserve the economic benefit to the holders of Options without altering the treatment of that benefit under the Tax Act.
At the Effective Time, each outstanding and unexercised Option will be exchanged, pursuant to the Arrangement, for a Fund Option to purchase an equivalent amount of Units at an exercise price per Unit equal to the exercise price per Share under the exchanged Option. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. No additional Options will be granted prior to the Effective Date.
Dissenting Shareholders’ Rights
The following is a summary of Section 190 of the CBCA and the requirements of the Interim Order. These provisions are technical and complex. Any Shareholder who wishes to exercise his, her or its Dissent Rights should consult a legal advisor. Failure to provide the Corporation with a Dissent Notice at or prior to 10:00

a.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment thereof, and to strictly comply with the requirements of Section 190 of the CBCA and the Interim Order may prejudice a Shareholder’s ability to exercise its Dissent Rights.
The full text of the Interim Order and Section 190 of the CBCA are attached hereto as Appendices C and F, respectively. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights as described herein, based on the evidence presented at such hearing.
Pursuant to the Interim Order and the CBCA, a registered Shareholder is entitled to dissent and be paid by the Corporation (and, following Closing, Cinram Amalco, as the successor to the Corporation under the Arrangement pursuant to the amalgamation of the Corporation and Newco) the fair value of the holder’s Shares provided that the Arrangement Resolution is passed, the Arrangement becomes effective and such Shareholder provides the Corporation with a Dissent Notice at or prior to 10:00 a.m. (Toronto time) on the second last Business Day prior to the Meeting, or any adjournment thereof. It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA that would permit a Dissent Notice to be provided at or prior to the Meeting. In addition, the Shareholder must strictly comply with the requirements of Section 190 of the CBCA and the Interim Order. Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid the fair value, as of the close of business on the day before the Final Order is made, of their Shares by the Corporation (or, if following Closing, Cinram Amalco). In order for a registered Shareholder to dissent, a Dissent Notice must be delivered to the Corporation at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3, Attention: Secretary, at or prior to 10:00 a.m. (Toronto time) on the second last Business Day prior to the Meeting. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution does not constitute an Dissent Notice. It should be noted that while delivery of a Dissent Notice does not preclude a Shareholder from voting at the Meeting, any holder who votes for the Arrangement Resolution at the Meeting will thereafter be precluded from exercising any Dissent Rights.
A Shareholder may dissent only with respect to all of the Shares held by such holder, or on behalf of any one beneficial owner, and registered in such holder’s name. The Dissent Notice must be executed by or for the holder of record, fully and correctly, as such holder’s name appears on the holder’s Share certificates. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the Dissent Notice should be given in that capacity. If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the Dissent Notice should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the Dissent Notice for a holder of record; however, such agent must expressly identify the record owner or owners, and expressly disclose in such Dissent Notice that the agent is acting as agent for the record owner or owners.
Anyone who is a beneficial owner of Shares registered in the name of a broker, custodian, nominee or other intermediary and who wishes to dissent should be aware that only registered Shareholders are entitled to exercise Dissent Rights. A registered Shareholder who holds securities as nominee for more than one beneficial owner, some of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holders. In such case, the Dissent Notice should specify the number of Shares covered by it.
Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, the Corporation (or, if following Closing, Cinram Amalco) is required to send notice to each Dissenting Shareholder who properly delivered a Dissent Notice, has otherwise complied with the requirements of Section 190 of the CBCA and the Interim Order and has not withdrawn the Dissent Notice that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receiving such notification or, if such notification is not received, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Corporation (or, if following Closing, Cinram Amalco) a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of which that Dissenting Shareholder dissents and a demand for payment of the fair value of such Shares. Within 30 days after sending the Demand for Payment, a Dissenting Shareholder must send certificates representing the Shares in respect of which such Dissenting Shareholder dissents to the Corporation (or, if following Closing, Cinram Amalco) or the Transfer Agent. The Corporation (or, if following Closing, Cinram Amalco) or the Transfer Agent will endorse on such certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return such certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send such certificates within the aforementioned time limits has no right to make any further claim under Section 190 of the CBCA.
After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of such Shares other than the right to be paid the fair value of such Shares as determined in accordance with Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before the Corporation (or, if following Closing, Cinram Amalco) makes a written offer to pay (the “Offer to Pay”); (ii) the Corporation (or, if following Closing, Cinram Amalco) fails to make a timely Offer to Pay and the Dissenting Shareholder withdraws the Demand for Payment; (iii) the Board of Directors revokes the Arrangement Resolution; (iv) the Arrangement Agreement is terminated; or (v) the application for the Final Order is refused by the Court and all appeal rights have been exhausted, in all of which cases the Dissenting Shareholder’s rights as a Shareholder are reinstated.
Not later than seven days after the later of the Effective Date and the date on which the Corporation (or, if following Closing, Cinram Amalco) receives a Demand for Payment, the Corporation or Cinram Amalco, as the case may be, will send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay relating to the Shares covered by the Demand for Payment. The amount offered in such Offer to Pay will be an amount determined by the Board of Directors to be the fair value of such securities. In addition, the Offer to Pay will be accompanied by a statement showing how such fair value was determined. Every Offer to Pay for Shares will be on the same terms. The amount shown in any Offer to Pay which is accepted by a Dissenting Shareholder will be paid by the Corporation (or, if following Closing, Cinram Amalco) within 10 days of such acceptance, but an Offer to Pay will lapse if the Corporation or Cinram Amalco, as the case may be, has not received an acceptance from the Dissenting Shareholder within 30 days after the Offer to Pay has been made.
If an Offer to Pay is not made by the Corporation (or, if following Closing, Cinram Amalco) or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation or Cinram Amalco, as the case may be, may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of the Shares held by the Dissenting Shareholder. If the Corporation (or, if following Closing, Cinram Amalco) fails to apply to the Court, the Dissenting Shareholder may apply to the Court within a period of 20 further days or within such further period as the Court may allow. No Dissenting Shareholder will be required to post security for costs in any such court application.
On making an application to the Court, the Corporation (or, if following Closing, Cinram Amalco) must give each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay notice of the date, place and consequences of the application and of his, her or its right to appear and be heard either in person or through counsel. All Dissenting Shareholders whose Shares have not been purchased by the Corporation (or, if following Closing, Cinram Amalco) will be joined as parties to any such application and will be bound by the decision rendered by the Court. The Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.
The Court shall fix the fair value of the Shares held by all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
All Shares held by Shareholders who exercise their Dissent Rights will, if the Shareholders are ultimately entitled to be paid the fair value therefor, be deemed to be transferred to the Corporation for cancellation in exchange for such fair value as of the Effective Date. If such Shareholders ultimately are not so entitled to be paid the fair value therefor, such Shares will be exchanged into Units and such Shareholders will be issued Units on the same basis as other Shareholders pursuant to the Arrangement.
The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties to the Arrangement Agreement that no Shareholders shall have exercised (and not withdrawn) Dissent Rights.
Interests of Certain Persons in the Arrangement
As at March 30, 2006, the directors and senior officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 3,757,204 Shares, representing approximately 6.5% of the issued and outstanding Shares. Each of the directors and senior officers has indicated to Management that he or she currently intends to vote all of the Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by him or her in favour of the Arrangement Resolution and all other matters to be considered at the Meeting.
Norman May, Q.C., one of the directors of the Corporation, and Monique Rabideau, the Assistant Secretary of the Corporation, are both partners in the law firm of Fogler, Rubinoff LLP, which firm is acting for the Corporation in connection with the transactions set out under “The Arrangement — Arrangement Steps” and will earn fees in this regard.
Expenses of the Arrangement
The estimated costs to be incurred by the Corporation and the Fund Group relating to the Arrangement, including financial advisory, accounting and legal fees and the preparation and printing of this Circular, are expected to aggregate to approximately $8 million.
Stock Exchange Listing
It is a condition of the Arrangement that the Units to be issued or reserved for issuance in connection with the Arrangement be conditionally approved for listing on the TSX. Listing will be subject to the Fund fulfilling all of the requirements of the TSX.
Securities Law Matters
Canadian Securities Laws
The Units and the Exchangeable LP Units and the related Special Voting Units to be issued or transferred pursuant to the Arrangement will be issued or transferred in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or pursuant to discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada. Upon their issue, the Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of each of the provinces of Canada.
The Exchangeable LP Units will not be transferable other than in connection with an exercise of the Exchange Rights or with the consent of the board of directors of the Holding General Partner. In addition, the Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system. Where necessary, applications will be made so as to relieve Cinram Holding Partnership from certain of the continuous disclosure requirements normally associated with being a “reporting issuer” under applicable Canadian securities legislation.
United States Securities Laws
The securities to be distributed or transferred pursuant to the Arrangement (including the Units and the Exchangeable LP Units) will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the distribution of the Units, Exchangeable LP Units and the Ancillary Rights.
Units issued to a former Shareholder who is not an “affiliate” of the Corporation immediately before the Arrangement, and is not an “affiliate” of the Fund immediately after the Arrangement, may be resold without restriction under the 1933 Act. Former Shareholders who are affiliates of the Corporation prior to the Arrangement, or affiliates of the Fund after the Arrangement may not resell their Units without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an “affiliate” of the Corporation or the Fund is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Corporation or the Fund, as the case may be.
Subject to applicable Canadian requirements and the following described U.S.-imposed limitations, all holders of Units may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S.
Holders of such Units who are not affiliates of the Fund, or who are affiliates of the Fund solely by virtue of serving as a trustee, officer or director, may, under the securities laws of the United States, resell their Units in an “offshore transaction” within the meaning of Regulation S (which would include a sale of Units through the TSX that is not pre-arranged with a United States buyer) if neither the seller nor any Person acting on the seller’s behalf engages in “directed selling efforts” in the United States and, in the case of a Person who is an affiliate of the Fund solely by virtue of serving as a trustee, officer or director, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission.
For purposes of Regulation S, an “offshore transaction” is a transaction that meets the following requirements: (A) if the offer is not made to a Person in the United States, or the seller and any Person acting on its behalf reasonably believes that the buyer is outside the United States; or (B) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would currently include the TSX), and neither the seller nor any Person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States; and (C) offers and sales are not specifically targeted at identifiable groups of U.S. citizens abroad. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Certain additional Regulation S restrictions are applicable: (i) to a holder of Units who will be an affiliate of the Fund other than by virtue of his or her status as a trustee, officer or director; or (ii) if the Fund does not qualify as a “foreign issuer” as defined in Regulation S at the time of sale. The Fund currently qualifies as a “foreign issuer” and believes that it will continue to qualify as a “foreign issuer”; however, the Fund may cease to be a “foreign issuer” if, among other things, United States residents become the holders, directly or indirectly, of a majority of the Fund’s outstanding voting securities.
In addition, under Rule 145(d), as currently in effect, Persons who will be affiliates of the Fund after the Arrangement, and Persons who are affiliates of the Corporation prior to the Arrangement, will be entitled to resell in the United States during any three-month period, that number of Units that does not exceed the greater of one percent of the then outstanding securities of such class (as such class is determined under the U.S. Securities and Exchange Commission’s rules), or, if such securities become listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about the Fund (as to which there can be no assurance). Former affiliates of the Corporation or the Fund who hold their Units for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about the Fund (as to which there can be no assurance). Former affiliates of the Corporation or the Fund who hold their Units for a period of two years after the Arrangement may freely resell such securities, provided that such Persons have not been affiliates of the Fund during the three-month period preceding the resale.
U.S. residents who are not Excluded Shareholders and that elect to receive Exchangeable LP Units shall not be entitled to exercise Exchange Rights unless an exemption from registration under the 1933 Act is available at the time the Exchange Rights are sought to be exercised. The Exchangeable LP Units are subject to additional: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights described in this Circular.
Shareholders are urged to consult with their legal advisors concerning resale restrictions and restrictions on the exercise of Exchange Rights in their particular circumstances arising under applicable securities laws.
Legal Matters
Certain legal matters relating to the Arrangement are to be passed upon on the Effective Date by Fogler, Rubinoff LLP and Goodmans LLP (regarding Canadian laws) and Skadden, Arps, Slate, Meagher & Flom LLP (regarding

United States laws), in each case, on behalf of the Corporation. As at March 30, 2006, the partners of each of Fogler, Rubinoff LLP, Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP beneficially owned, directly or indirectly, less than one percent of the issued and outstanding Shares. Genuity has provided the Fairness Opinion in connection with the Arrangement. As at March 30, 2006, the partners of Genuity beneficially owned, directly or indirectly, less than one percent of the issued and outstanding Shares.
INDUSTRY OVERVIEW
The pre-recorded media industry is characterized by the physical distribution of music and video content. The industry, primarily dominated by DVDs and CDs , mainly serves major motion picture studios and music labels by providing a medium for the delivery of their content. Since the demand for these products is concentrated within a few large movie studios and music labels, each content owner, particularly with respect to DVDs and CDs, represents a sizeable business opportunity for replicators who have the required scale and distribution capabilities.
Evolution of the Pre-Recorded Media Industry
The pre-recorded media industry has experienced significant format changes over time. The key for manufacturers is to adapt to format evolutions while maintaining quality and service levels. The DVD has evolved as the leading format for video while the CD is the leading format for audio. Largely driven by video, the size of the pre-recorded media industry continues to grow. Pre-recorded media go through a product life cycle of launch, penetration of playback equipment and gradual obsolescence as new formats emerge. As these product formats have developed, the Corporation has succeeded in modifying its production facilities in response to customer needs to shift production to emerging formats. Through its strong customer relationships and reputation for quality, the Corporation has developed the expertise to manufacture new and successor formats alongside established formats that are at a more mature stage of their life cycle, while actively managing the transition of its customer base to newer formats.
Evolution of the Pre-Recorded Media Industry
Industry Trends
Management believes that the pre-recorded multimedia industry has several attributes that are expected to generate significant free cash flow for the Corporation in the future including:
Continuing Demand for Physical Media Formats
The pre-recorded media industry is characterized by the physical distribution of video and music. The industry is primarily dominated by DVDs, which have grown at a CAGR of 97% since their commercial introduction in 1997, according to Understanding & Solutions, an industry research and consulting firm. This was driven by the rapid growth of the installed base of DVD players, the sell-through nature of DVDs and increased availability of titles and genres. Management believes there are several factors that support continuing demand for DVDs in particular, including:
•	DVDs are the largest source of profitability for movie studios, with over 56% of revenue for a typical box-office movie derived through the home video market. In 2005, U.S. consumers spent $23.8 billion or nearly three times as much on home video products than at theatre box offices for which spending was $9.0 billion according to the Motion Picture Association of America, Inc. Management believes the studios will continue to control the timing of the release of their content in various distribution channels in order to maximize profitability;

Studio Content Release Time Frames		Studio Sources of Revenue for Box Office[1]

Content Release Time Frame
Theatrical Release	0 months

Airline/Hotel	2-4 months

Home Video Market	4-6 months

PPV/VOD	6-9 months (only for 30-45 days)

Pay TV	12-15 months

Networks/ Cable TV	36-42 months

Syndication	36-42 months

Source: Adams Media Research.

1.	Based on typical box-office movie with $10 million or more of revenue.
•	DVDs are a significant source of profitability and a driver of traffic for major retailers that will continue to be a source of demand and support for physical media. Although demand for CDs has declined over recent years, sales of DVDs have outpaced the rate of decline and have resulted in an increase in combined CD and DVD demand since 2001; and

•	Physical media formats allow consumers to easily transport and enjoy content, give tangible and relatively inexpensive gifts, and accumulate physical video and music libraries.
In addition to DVDs, Management believes that the high-quality next generation high definition formats will continue to drive consumer demand for physical media products. According to Understanding & Solutions, annual trade shipments of home video physical media are expected to grow at a 7.0% CAGR from 2005-2010, largely driven by the introduction of high definition discs.

Projected Annual Trade Shipments - USA
Source: Understanding & Solutions; February 2006.
Note: Includes sell-through and rental volumes.
Increased Penetration of DVD Format
Since its commercial introduction in 1997, the DVD format has gained widespread consumer acceptance. According to Understanding & Solutions, in North America and Western Europe, the principal markets in which the Corporation operates, over 3.2 billion and 2.3 billion DVDs (combined DVD Video, DVD-ROM and DVD Audio) were manufactured in 2005, respectively, representing growth rates of 10% and 25%, respectively, over 2004 volumes. At December 31, 2005, DVD household penetration in both regions is 71% and 59%, respectively. The following table summarizes DVD player sales, DVD penetration of households in the U.S. and the number of titles available on the DVD format since 1997:

	1997	1998	1999	2000	2001	2002	2003	2004	2005
U.S. DVD hardware sales (millions)(1)	0.35	1.1	4.1	8.6	13.9	20.3	26.3	26.2	23.3

U.S. household player saturation(1)	0.25%	1.2%	4.7%	12.3%	23.8%	39.2%	51.9%	63.1%	70.8%

Number of titles available(2)	528	2,050	4,792	8,740	14,358	21,603	30,837	40,000	55,693

(1)	Source: Understanding & Solutions (percentages of homes with access to at least one DVD player).

(2)	Source: The DVD Release Report.
Sell-Through Philosophy
Major motion picture studios have adopted a sell-through philosophy with DVDs, maintaining attractive price points to encourage sales of DVDs rather than rentals, with the result that the DVD release of a film is increasingly viewed by studios as a critical component of a film’s profitability. This sell-through philosophy has also been widely accepted by big-box retailers such as Wal-Mart, which use DVDs to attract customers into their stores and encourage spontaneous purchases.
DVD
Types of DVD
There are five main types of DVDs, differentiated primarily by capacity, with DVD-9 being the type most commonly used because its capacity accommodates the typical length of a movie. The Corporation currently manufactures each type of DVD required by its customers.

Summary of DVD Configurations and Capacities

Type	# of Sides	# of Layers	Capacity

DVD-5	Single	Single	4.7GB
DVD-9	Single	Dual	8.5GB
DVD-10	Double	Single	9.4GB
DVD-14	Double	Single/Dual	13.2GB
DVD-18	Double	Dual	17.0GB
There are three key applications for DVD: video, read only memory (or ROM) and audio. Video is the dominant application for DVD, with DVD-Video accounting for 87% of total industry units manufactured in 2005. Demand for DVD-ROM remains relatively limited to date and is largely used in game console formats (for example, Sony PlayStation 2, Microsoft Xbox and Nintendo Game Cube). DVD-ROM accounted for 12% of total industry unit production in 2005 and does not represent a significant portion of the Corporation’s revenue. DVD-Audio represents a negligible part of the DVD market to date, although support for it is growing as an alternative to audio CDs based on DVD-Audio’s superior performance. DVD-Audio accounted for less than 1% of total industry DVD output in 2005.
DVD Demand
According to Understanding & Solutions, there were more than 6.8 billion DVDs (combined DVD Video, DVD-ROM and DVD Audio) manufactured worldwide in 2005, an increase of 16% over 2004. The growth of the DVD format occurred much more rapidly than other multimedia formats, and, particularly, the VHS video cassette. According to Greystone Communications, consumer adoption of DVD technology outpaced most other major mass market technology products, reaching five million users after only 2.8 years after introduction.
Adoption of Mass Market Technology Products
Source: Greystone Communications
Household penetration of DVD players has continued to grow. According to Understanding and Solutions, the number of U.S. homes with access to at least one DVD player increased 13% in 2005 to 78.7 million. Pricing of DVD players has consistently decreased since commercial introduction of this technology, an important factor underlying the growth in DVD player penetration. DVD technology is also becoming increasingly prevalent in personal computers and a number of consumer electronic products.
According to Understanding & Solutions, households with DVD players purchase on average 16 DVDs per year in the U.S. and Western Europe. Consumers purchase DVDs because of low prices and the value associated to the packaged product and the vast majority prefer to own rather than rent the content given the modest incremental cost. As DVDs have become an increasingly important component of the sales strategy for the studios, studios are more inclined to partner with replicators with whom they have a historical relationship and are confident can consistently meet their DVD needs. Furthermore, these relationships have been strengthened as studios have adopted a “just in time” culture requiring sophisticated and efficient manufacturing and distribution methods.

DVD Pricing Trend
The average replication prices for DVDs (as measured in the industry by the price of replicating raw DVD-9 discs) are expected to decline in coming years as a result of defined contractual commitments and industry demand.
The Corporation expects that these future price declines will be significantly less than earlier price declines, as was the case with other formats as they matured, and that declines in replication prices will be offset by the growth of DVD unit volumes over the next several years.
Next Generation, High-Capacity DVDs
There are two main disc formats competing for pre-eminence in the next-generation pre-recorded media, high definition discs. The first format, HD-DVD, was developed by Toshiba Corporation and NEC Corporation and received the endorsement of the DVD Forum, an international association of more than 230 hardware manufacturers, software firms and other users of DVDs, in the fall of 2003. HD-DVDs can hold up to 15 gigabytes of data or high definition video on a single layer disc and up to 30 gigabytes on a dual-layer disc. HD-DVDs can be produced on the same type of equipment used for producing DVDs after being appropriately modified. Management expects that the cost of producing HD-DVDs will initially be higher than current DVD, although these costs will likely decline as production increases and efficiencies in the manufacturing process are realized.
The second format of high definition disc technology is Blu-ray, which was developed by the Blu-ray disc founders, a group of 13 companies which includes Sony Corporation and Matsushita Electric Industrial Co., Ltd. Blu-ray discs can hold up to 25 gigabytes of data or high definition video on a single layer disc and up to 50 gigabytes on a dual-layer disc. Blu-ray disc production will require greater capital investment than HD-DVD, as existing DVD equipment is not capable of being modified to manufacture this type of disc.
The growing popularity of high definition displays and programming is expected to increase consumer demand for high definition home video products. In the U.S., high definition broadcasting is being driven by government legislation, while in other markets the introduction of this service is being prompted by commercial providers. As high definition programming expands, it is expected to increase demand for high definition displays.
Although both next generation product launches are expected to take place in the next 6 months, Management expects the existing DVD format to remain the home video standard for several years thereafter. This is, in part, due to the reluctance of consumers to change to a new format until it is known which format is likely to succeed. The Corporation has been working on the manufacturing process for both next-generation high-definition formats for more than a year as this segment of the Home Video replication/duplication segment represents a significant opportunity to participate in a growing segment of the industry.
DVD/Video Downloading, Distribution Alternatives and Piracy
The current installed Internet infrastructure is not conducive to the transfer and downloading of large video files with high-quality or in a timely manner; however, the Corporation expects that as technology improves and as greater high-speed installed Internet capabilities become prevalent, the unauthorized and authorized transfer and downloading of video files will likely become more widespread. The proliferation of unauthorized copying, use and distribution of video files will be supported by the increasing availability and decreasing price of new technologies, such as wireless in-house connectivity and the growing number of peer-to-peer distribution services. In addition, certain industry participants have begun to develop or partner with new services for the authorized digital distribution of their movies and video content over the Internet. Similarly, the emerging technology of VOD allows consumers to access video files through their television cable systems. Neither of these distribution alternatives has yet gained widespread popularity but may become more commonly accepted in the future. Management anticipates that VOD, if and when it becomes a material distribution channel, is likely to have an adverse impact on the rental market rather than the sell through market as a VOD transaction is in effect a rental and not a purchase. If this scenario unfolds, the Corporation is unlikely to be materially adversely affected by VOD as the majority of the units that the Corporation manufactures are distributed through the sell through channel and units destined for rental represent a relatively small portion of consolidated revenue. Finally, DVD piracy remains an industry concern, although it has not as yet become a widespread phenomenon as unauthorized copying of movies remains a costly, laborious and time-consuming process that is not well supported by current hardware and technology infrastructure.

The Corporation continues to believe that electronic delivery of pre-recorded content and the unauthorized copying and distribution of video files do not currently pose a material threat to its DVD business. Based on the sell-through pricing of DVDs, combined with the cost and quality issues associated with the unauthorized transfer and downloading of video files, the Corporation believes that consumers will continue to purchase and rent DVDs. In addition, the Corporation expects that future DVD formats will employ new technology that makes unauthorized distribution and piracy much more difficult than it is today. Furthermore, given that VOD services do not generally provide consumers with the extra features they receive when they rent or buy a DVD, the Corporation does not expect that this technology will materially adversely affect DVD demand. However, the Corporation cannot make any assurances that downloading, distribution alternatives or piracy will not, individually or in the aggregate, adversely affect its business or results of operations.
Key Success Factors
Management believes there are several key factors required for continued success in the DVD replication industry including:
•	Replication capacity: Significant replication capacity is critical to securing contracts with major studios and achieving economies of scale to lower costs and achieve higher margins.

•	Premium contracts: Market share is dependent upon strong relationships and agreements with major studios.

•	Full service offering: Replicators must offer a complete package of services, including high value-added distribution services, often in multiple territories.

•	Access to capital: Having adequate access to capital is essential for investment in capacity, technological improvements and product offerings.

•	Low cost of production: Maintaining low production costs is very important as replication prices have been, and will continue to be, a key factor in maintaining and awarding replication contracts.
DVD Competition
The competitive environment for DVDs in the U.S. and Europe includes a number of significant players. The Corporation and The Technicolor Group are the largest independent DVD replicators globally and Technicolor is the Corporation’s most significant competitor. In addition to Technicolor, the Corporation competes with a number of other independent replicators, including Deluxe Media Services, Inc., which is owned by Rank Group Plc.
A number of large multimedia conglomerates with music content subsidiaries, such as Sony and Bertelsmann AG, continue to manufacture DVDs and other multimedia in-house through captive subsidiaries. Such captive subsidiaries also provide significant competition for the Corporation and restrict the potential market for its services because the Corporation is unlikely to win the manufacturing business of their associated music companies unless the captive operations are sold.
According to Understanding & Solutions, the top three DVD manufacturers in North America are (in order, from largest) the Corporation, Technicolor and Sony, which together accounted for approximately 74% of planned 2005 DVD output. In Europe, the top three DVD manufacturers are (in order, from largest) Technicolor, the Corporation and Sony, which together comprise approximately 43% of the market segment. To keep pace with the demand for DVD video, the rate of expansion of which is expected to slowdown, major manufacturers are expected to make modest investments in capacity over the next few years. The launch of the HD DVD and Blu-ray formats is likely to be the primary investment focus of the major replicators over the next several years.
A number of large multimedia conglomerates with music content subsidiaries, such as Sony and Bertelsmann AG, continue to manufacture DVDs and other multimedia in-house through captive subsidiaries. Such captive subsidiaries also provide significant competition for the Corporation and restrict the potential market for its services because the Corporation is unlikely to win the manufacturing business of their associated music companies unless the captive operations are sold.

VHS Video Cassette
VHS, the predecessor format to DVD, continues to have a large installed equipment base and consequently continuing, albeit declining, demand. As of the end of 2005, there were an estimated 94 million homes in the U.S. that have at least one VCR. The VHS video cassettes manufactured by the Corporation are sold for both the sell-through and the rental markets.
In recent years, the market for VHS video cassettes has declined due primarily to the growing popularity of the DVD format, saturated VHS video cassette penetration rates, and a maturing rental market partly due to alternative forms of entertainment. The Corporation estimates that the market for VHS video cassettes peaked in 2000 at approximately 1.1 billion units in North America and 650 million units in Europe. As the popularity of DVD continues to increase and the next generation media formats are introduced, the Corporation estimates VHS video cassette sales will continue to decline. The VHS video cassette format is increasingly confined to smaller niche markets, such as children’s videos. The format is also more popular in certain geographical areas, including Western Europe.
Audio CD/ROM
The audio replication industry has seen a transition from vinyl discs and 8-track cartridges to cassettes and subsequently to CDs. The CD, introduced in the early 1980s as a high end music carrier, accelerated industry sales growth as consumers replaced their vinyl records or existing audio cassette collections with CDs. The main types of CD formats currently being produced in the markets that the Corporation services are audio CDs and CD-ROM. In 2005, audio CDs represented 43% of worldwide CD replication; CD-ROM represented 37%; and CD-Video represented 20%.
Audio CD Demand
The CD remains the standard pre-recorded format for the music industry. The CD-audio format was commercially launched in 1982 and had grown to over 1.7 billion units in the U.S. by 2000. CD volumes peaked in 2000 and have since declined primarily due to increased piracy and unauthorized copying, including through the advent of file-sharing and digital distribution through the Internet, as well as a shortage of new hit titles and genres and, more recently, the acceptance by the music industry of legitimate online music channels (such as iTunes offered by Apple Computer, Inc.). North American overall CD-audio album volume sales fell by 11% in 2005.
The Corporation believes that the music industry has recently been dealing more effectively with distribution challenges by developing greater security and copy protection measures and fighting piracy and illegal downloading more aggressively. In addition, the music industry has recently refocused on promoting artists, developing new talent and genres as well as devising creative marketing strategies (e.g., multi-disc sets and bundling with other products such as DVDs and apparel).
According to Understanding & Solutions, audio CD volumes are expected to experience more moderate declines going forward as the benefits of recent initiatives and greater focus by the music labels continue to be realized. Understanding & Solutions predicts global audio CD output will decline at a compounded annual rate of 9% from 5.6 billion discs in 2005 to 3.4 billion in 2010.
Declining CD volumes are expected to result in continued consolidation within the CD manufacturing industry, an example being the announcement by EMI Group plc in March 2004 of the closure of its manufacturing facilities in the U.S. coupled with the awarding of a long term manufacturing contract to the Corporation and sale of its Dutch plant to ECF Group’s MediaMotion division.
Audio CD Competition
Based on information obtained from Understanding & Solutions, the CD replication industry is currently relatively fragmented with the top eight manufacturers representing less than one-third of global unit production during 2005. Total global output declined by 2% to 12.9 billion discs during 2005.
Total CD output fell by 4% during 2005 to reach 2.8 billion disc with CD Audio and CD-ROM representing 55%

and 45% of production respectively. The three leading CD manufacturers in North America during 2005 were (in order, from largest to smallest) the Corporation, Sony and Sonopress, followed by EDC (formerly Universal), JVC Americas Corp., Technicolor, Zomax Inc., Americ Disc, Inc., Future Media Productions, Inc., Q-Media Services Corporation. Based on planned unit output, the three leading CD manufacturers in North America during 2005 are expected to be the Corporation, Sony and Sonopress, collectively they represented 42% of total CD output (comprising CD Audio and CD-ROM) during 2005. The major music company contracts are held by the Corporation (Warner, EMI), Sony DADC (Sony BMG), Sonopress (Sony BMG), EDC (Universal) and Technicolor (Universal); collectively, based on planned disc output, they represented 75% of North American CD Audio output during 2005.
In Western Europe, total CD output fell marginally (by 1%) during 2005 to 4.16 billion discs. CD Audio and CD-ROM represented 56% and 44% of production, respectively. The three leading CD manufacturers during 2005 were ODS (Optical Disc Services), Sonopress, and Sony’s Digital Audio Disc Corporation which collectively accounted for 28% of total CD production. The next largest replicators were Deluxe Global Media, followed by Media Motion, MPO Disque Compact, the Corporation, EDC (formerly Universal), KDG and TAKT. The leading music company manufacturing contracts reside with the Corporation (Warner), Sony DADC (Sony BMG), Deluxe Global Media (Universal), Sonopress (Sony BMG), EDC (Universal) and Media Motion (EMI); collectively these companies represented 41% of total CD Audio production in Europe during 2005.
Based on planned unit output, the leading CD manufacturers in Western Europe are expected to remain unchanged during 2006. Consolidation and rationalization is expected to continue due to decreasing CD demand and excess capacity in the industry.
Music Piracy and Downloading
One of the music industry’s biggest challenges is combating unauthorized downloading and piracy. Unauthorized downloading has grown substantially in the last 5 years, facilitated by the increasing penetration of broadband Internet access and the emergence of CD-R (recordable CD) technology, which combine to facilitate the electronic distribution of music files through peer-to-peer file sharing networks and the burning of CDs for physical distribution. Industrial piracy involves mass-production of illegal audio CDs in factories. This form of piracy is largely concentrated in markets where the Corporation does not operate, and has existed for more than a decade. The sale of legitimate recorded music in these territories is limited by the dominance of pirated products, which are sold at substantially lower prices than legitimate products.
Key content providers and the Recording Industry Association of America (the “RIAA”) are moving more aggressively to adopt technologies in order to enforce copy protection. The RIAA pursues a global policy comprised of education (designed to spread awareness of the illegality of various forms of piracy), enforcement, developing technologies, and when necessary, litigation. The RIAA assists authorities in identifying music pirates and shutting down their operations. In piracy cases involving physical product, has RIAA worked with law enforcement agencies and prosecutors’ offices to co-ordinate seizures of pirated product. In cyberspace, the RIAA’s has Internet specialists which, with the assistance of a 24-hour automated webcrawler, help stop Internet sites that make illegal recordings available. Based on the Digital Millennium Copyright Act’s expedited subpoena provision in the U.S. and similar processes or litigation in other countries, the RIAA sends out information subpoenas as part of an effort to track and shut down repeat offenders and to deter to those hiding behind the anonymity of the Internet. Information subpoenas require the Internet Service Provider providing access to or hosting a particular site to provide contact information for the site operator. Once the site operator is identified, the RIAA takes steps to prevent repeat infringement. Such steps range from a warning e-mail to litigation against the site operator. The RIAA then uses that information to send notice to the site operator that the site must be removed. Finally, the RIAA requires the individual to pay an amount designated to help defray the costs of the subpoena process. These actions of the RIAA have let to civil lawsuits in the U.S., Canada and Europe against individual pirates, arrests of pirates in Japan and raids against file sharing services in Australia. U.S. lawsuits have largely targeted individuals who share large quantities of illegal music content. These actions appear to be having a positive effect in terms of combating piracy and unauthorized downloading. The music industry has also embraced legitimate online music channels, such as iTunes offered by Apple Computer, Inc., Yahoo! Music offered by Yahoo! Inc. and Napster offered by Napster, LLC, as an alternative distribution network for their products in order to combat unauthorized distribution and piracy.

CD Pricing Trend
According to Understanding & Solutions, CD replication prices, which refers to the cost of replicating a raw disc, are expected to fall by between 7% and 8% per year over the next 4 years. However, a significant majority of the Corporation’s CD volume is contractually based and therefore the Corporation’s replication prices are anticipated to remain relatively more stable, with smaller year over year declines than those experienced by the industry generally.
Audio Cassette Market
The audio cassette is the precursor format to the CD and continues to benefit from a significant installed base, primarily in mobile applications such as cars. Like VHS video cassettes, the audio cassette format is becoming obsolete, driven by the increasing installed base of CDs, although audio cassettes, relative to CDs, are further along the product life cycle than VHS video cassettes, relative to DVDs. Throughout North America and Europe, most record labels have outsourced their audio cassette manufacturing needs to independent replicators such as the Corporation.
Printing Competition
Printing services for the pre-recorded media industry include printing and packaging for music, multimedia, home video and publishing applications, including DVD over wraps, menu cards and CD booklets and inlays, point-of-purchase displays, custom box sets and other customized print products for multimedia.
Key success factors in the printing industry include:
•	Capacity: Adequate capacity is critical to securing contracts and achieving economies of scale to lower costs and achieve higher margins.

•	Premium contracts: Market share is dependent upon strong relationships and arrangements with large customers.

•	Low cost of production: Customers are increasingly looking to reduce the cost of finished goods. The Corporation’s ability to provide cost effective consumer compelling packaging is fundamental to the Corporation’s business.
BUSINESS OF THE CORPORATION
The Corporation is the world’s largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, the Corporation manufactures, packages and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe, including Warner Home Video, Twentieth Century Fox, Lions Gate Films, Metro-Goldwyn-Mayer, Warner Music Group, EMI Music Group and Universal Music Group. In 2005, 67% of the Corporation’s revenue was generated in the United States and Mexico, 26% in Europe and 7% in Canada. For the twelve months ended December 31, 2005, the Corporation generated revenue and EBITA of $2.10 billion and $390.88 million, respectively.
The Corporation is a provider of physical media replication solutions to its customers through four main industry segments: Home Video replication, Audio/ROM replication, Printing and Distribution. As a custom home video and audio replicator, the Corporation only produces multimedia products to fill specific orders from its customers. In North America and Europe, most of the Corporation’s major home video and audio customers use its services to outsource manufacturing and distribution of their content as they prefer to concentrate their efforts on and capital investment in promotion and artist development.
•	Home Video. The Home Video segment includes primarily the replication of DVDs, including new releases and catalog titles. For the twelve months ended December 31, 2005, the Home Video segment generated revenue of $1.08 billion. Home Video replication and duplication customers provide the Corporation with a master, label design, and in some cases, graphics and promotional materials. The Corporation assumes responsibility for all manufacturing and packaging operations and delivers and distributes finished product directly to retailers or distributors on behalf of its customers. Its principal customers in North America and Europe are major motion picture studios. In Europe, the Corporation also participates in the competitive home video replication market, where most of the major studios use third party replicators. The top three DVD manufacturers in both North America and Europe (by production output) are the Corporation, Technicolor and Sony, which together, in 2005, accounted for approximately 80% of DVD video output in North America and approximately half of the European DVD market output.

•	Audio/ROM. The Audio/ROM segment includes the replication of audio CDs and CD-ROMs. For the twelve months ended December 31, 2005, the Audio/ROM segment generated revenue of $327.7 million. Audio CD replication accounted for the vast majority of the Corporation’s Audio/ROM revenue. Audio/ROM replication customers provide the Corporation with a master, label design, and in some cases, graphics and promotional materials. The Corporation assumes responsibility for all manufacturing and packaging operations and delivers and distributes finished product directly to retailers or distributors on behalf of its customers. The Corporation’s principal customers in the Audio/ROM replication and duplication segment are major music labels, publishers and computer software companies in North America and Europe. The Audio/ROM segment accounted for 16% of consolidated revenue in 2005, in line with 2004. This segment has remained consistent as higher audio CD sales were offset by lower CD-ROM sales.

Going forward, the Corporation intends to maintain its focus on reducing costs and increasing overall gross profit margins in the Audio/ROM segment. The Corporation is seeking to increase production volumes in this segment and to thereby achieve economies of scale and maximum utilization of its overhead costs. The Corporation’s ability to expand the scope and volume of services provided to existing customers, while at the same time procuring new contracts, should help position the Audio/ROM segment favorably despite overall declines in the industry.

•	Printing. In 2003, the Corporation acquired Ivy Hill as part of the Time Warner transaction. Ivy Hill is one of the largest specialized printing companies in the United States focused on printing and packaging for music, multimedia, home video and publishing applications, including DVD lithos, CD booklets and inlays, point-of-purchase displays, custom box sets and other customized printed products for multimedia. Ivy Hill has exclusive supply contracts with Warner Home Video pursuant to which Ivy Hill provides print and packaging related materials used in the manufacture of DVDs for Warner Home Video. For the twelve months ended December 31, 2005, Ivy Hill generated revenue of $234.0 million.

•	Distribution. The Corporation’s Distribution segment includes direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services for its home video customers. Management believes that the Corporation’s world-class distribution and logistics capabilities allow it to differentiate itself from the competition by providing complete turnkey services for customers at a time when many studios and music labels are looking to refocus on their core business of content and outsource their logistics needs. For the twelve months ended December 31, 2005, the Distribution segment generated revenue of $290.3 million.
Investment Highlights
World Leader In Multimedia Industry
The Corporation is the world’s largest independent provider of pre-recorded multimedia products and related logistics services. Corporation-manufactured products are present in virtually every household with a DVD player in North America and Western Europe. The Corporation had an approximate 40% share of the North American home video market in 2005 based on consumer spending and approximately 29% market share in Western Europe (based on studio market share data). The Corporation has invested significant capital to extend its operational footprint which currently spans two continents and includes 23 major manufacturing, packaging and distribution facilities. These highly automated facilities are strategically located within 200 miles of key North American and European markets to minimize costs and to provide quick and efficient service.

Track Record of Adapting to Changing Media Formats
Throughout its 37-year history, the Corporation has evolved and adapted to changing technological and consumer preferences. From audio (from 8-track cartridges, cassettes and vinyl records to CDs) to video (VHSs to DVDs), the Corporation has consistently demonstrated its ability to address shifts in physical media formats. As reflected in the following charts, VHSs and CDs together accounted for approximately 67% of the Corporation’s revenue in 1999, but by 2005 these formats contributed only 14% of total revenue while over the same period DVDs increased from approximately 2% to 51% of total revenue.

Revenue Mix — 1999	Revenue Mix — 2005

Exclusive Contracts with High Quality Customer Base
Approximately 80% of the Corporation’s revenue is generated from exclusive contracts with a number of major film studios and music labels, including Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment, Metro-Goldwyn-Mayer Home Entertainment, Lions Gate/Artisan Entertainment, Alliance Atlantis and EMI Group plc. These contracts typically are multi-year contracts, with multiple renewal periods, and the Corporation has a history of strong contract renewal. The Corporation believes its comprehensive package of manufacturing, distribution and logistics services encourages contract renewals.
Large, Flexible and Integrated Operations
The Corporation’s significant scale and scope of operations position it to service its clients, including major film studios, and the scalability of its facilities and ability to cross-utilize resources enable it to manage costs effectively. The Corporation has the scale and operational flexibility to compete effectively and efficiently, and through its turnkey solutions functions as a key element in its customer’s operations. The Corporation works closely with its customers, especially movie studios, to meet highly specialized product and quantity requirements. The Corporation’s leading edge distribution networks, systems and logistics capabilities are an integral part of its customers’ supply chain; the Corporation offers turnkey solutions that are deeply integrated into its customers operations, including order management, freight management, inventory management, returns processing, printing services, order to cash services, cash collection and other back-office functions. Through these service offerings, the Corporation has developed and sustained highly valuable long-term customer relationships by allowing its customers to concentrate their efforts on promotion and artistic content development.

Record of Strong Financial Performance and Growth
Historically, the Corporation has demonstrated consistent growth in revenue and EBITA and stable EBITA margins. In October 2003, the Corporation completed the largest strategic acquisition in its history, acquiring Time Warner Inc.’s DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the United States and Europe. This acquisition more than doubled the Corporation’s revenue and EBITA.

Revenue	EBITA(1)(2)
($ millions)	($ millions)

Notes:

(1)	EBITA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, EBITA may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures”. Management believes that EBITA is a useful supplemental measure in evaluating the performance of the Corporation’s and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units.

(2)	Net earnings (loss) for each of the fiscal years 2000, 2001, 2002, 2003, 2004 and 2005 was $(28.1) million, $23.7 million, $34.7 million, $53.0 million, $75.8 million and $82.4 million, respectively. See “Reconciliation of Net Earnings to EBITA”.
Experienced Management Team with Significant Retained Interest
The Corporation has an experienced management team with a long-term focus and a history of delivering strong operating and financial performance. Led by Chief Executive Officer and co-founder Isidore Philosophe, the Corporation’s management team has an average of over three decades of industry experience and a track record of successfully adapting to new media formats, winning new customer contracts, improving operational efficiency and integrating acquisitions. Management’s interests will also be aligned with holders of Units through their 6.5% economic stake in the Fund Group following completion of the Arrangement.
Business Strategy
Maintain Leadership Position by Adapting to Changes in Media Format
Management believes that the Corporation’s highly developed manufacturing and distribution capabilities, and experience in adapting processes to new pre-recorded media formats efficiently and in a cost effective manner will enable the Corporation to remain an industry leader. There are currently two major formats competing to become the new standard of disc technology: HD-DVDs and Blu-ray. The Corporation has engaged in extensive testing of both next-generation formats, enjoys a thorough understanding of the specifications for both formats and is currently able to produce discs in both formats. Management believes that the Corporation is positioned to be at the forefront of the industry which ever of these formats becomes the market standard. The Corporation is prepared for initial titles to be launched by its customers in both next-generation formats.

Continue to Reinforce Existing Relationship with Customers
The Corporation is focused on reinforcing its existing relationships with customers by maintaining or improving service levels, increasing the level of integration with customers, managing manufacturing capacity to service demand with minimal outsourcing and maintaining strong communications with customers. The Corporation expects to achieve this, in part, through continued internal development of distribution systems and automation that improve efficiencies and continued commitment to customer service. The Corporation will also continue to provide existing customers with DVD replication and distribution capacity to meet their growth requirements and to expand and enhance the products and services provided.
Further Expand Customer Base
The Corporation’s comprehensive package of manufacturing, distribution and logistics services enables it to better attract new customers than many other industry participants. The Corporation seeks to win contracts by combining its complete turnkey solutions with its ability to provide local and customized services. Management believes that the foregoing provide the Corporation with the potential opportunity to further expand its customer base in areas, such as DVD-ROMs used in game console formats, which currently do not represent a significant portion of the Corporation’s revenue.
Reduce Costs and Increase Profitability
The Corporation intends to continue to benchmark facilities to determine best practices. This allows the Corporation to reduce costs and increase profitability by improving processes at its facilities, increasing its geographic capacity and scale of operations while balancing production loads among facilities. The Corporation will also continue to seek opportunities to consolidate and rationalize operations.
Customer Contracts
The Corporation has maintained long-standing customer relationships with several major film studios and music labels internationally. Some of these relationships date back decades and are indicative of the Corporation’s ability to retain customers. The Corporation’s customer base includes well-established industry participants such as Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment, Metro-Goldwyn-Mayer Home Entertainment, Universal Music, Lions Gate/Artisan Entertainment and EMI Group plc. Revenue is derived mainly from multi-year contracts, with multiple renewal periods. Approximately 80% of revenue in the 12 months ended December 31, 2005 was generated under contracts of that type. The Corporation believes that its strong history of contract renewal success is based on its proven ability to meet customers’ requirements consistently and accurately. Furthermore, the high degree of integration with customers adds significant value for those customers and assists the Corporation in retaining customer relationships. The Corporation’s largest customers, Warner Home Video and Twentieth Century Fox Home Entertainment, each account for more than 10% of the Corporation’s consolidated revenue for the 12 months ended December 31, 2005 (approximately 56% in the aggregate) and the Corporation’s largest customer, Warner Home Video, accounted for more than one-third.
In recent years, the Corporation has been successful in increasing its base of major customers as highlighted by the recent supply contracts into which it has entered. For example, in late 2004, the Corporation entered into an exclusive DVD and distribution services supply contract with Twentieth Century Fox Home Entertainment in Europe covering the United Kingdom, France and Germany. The Corporation also manufactures products for several other prominent third party customers including Alliance Atlantis.
The Corporation’s material customer contracts typically include several common provisions. Generally, these contracts are awarded on an exclusive basis for particular territories (subject to exceptions) and may cover multiple services, including both the manufacture and distribution of pre-recorded media products. Generally, pricing is pre-determined although these contracts frequently contain a market price test which may, depending on prevailing industry prices, cause the Corporation to lower the prices charged under such contracts. Many Home Video customer contracts also include raw material pass through clauses whereby raw material price increases are passed on to the customer, while raw material price decreases are credited to the customer. Pass through clauses typically provide that price increases or decreases are implemented on a monthly basis. Any price increases or decreases within a period are absorbed by the Corporation for the remainder of the period. Most of the Corporation’s material customer contracts do not require the customer to purchase an established minimum threshold of products or services. Customer contracts also include standard provisions under which the customer could terminate the contract, such as a change of control of the Corporation or failure to perform up to defined service level standards.
New Releases
The strength of the Corporation’s customer base and the Corporation’s efforts to broaden its customer roster enable it to capitalize on the success of a variety of industry participants. While the outlook for new hit film titles is difficult to predict for any individual studio, the Corporation’s customer base covers a substantial amount of future new releases from a number of studios. In addition, the Corporation covers a significant amount of the catalog market, for which release schedules are more predictable, smaller per title quantities are involved and the initial success of the release has already been established.
Customers’ Home Video Releases

	Warner Home Video	Fox	New Line/ Alliance	MGM/ Sony	Lions Gate
Popular Recent Releases	Tim Burton’s Corpse Bride	Fantastic Four 24 (Season 4)	Wedding Crashers The Man	Rent Capote	Lord of War Saw II

		Mr. & Mrs. Smith	Domino	Good Night, and Good Luck	Waiting

	North Country	In Her Shoes	Just Friends		Barbie: Mermaidia

	Harry Potter and the Goblet of Fire	Walk the Line Stay	A History of Violence	Memories of a Geisha	Crash The Ultimate Avengers

Soon to be Released	Syriana	Dr. Dolittle 3	Brokeback Mountain	Fun with Dick and	Return of the
				Jane	Living Dead 4
	Rumor Has It	Bee Season	Unfinished Life

		The Ringer	Wolf Creek	Hostel

		The Family Stone Cheaper by the Dozen 2	The Matador	When a Stranger Calls

Big Momma’s House 2

Like Mike 2
Facilities
The Corporation believes that its world-class distribution and logistics capabilities allow it to differentiate itself from its competitors by providing complete turnkey services for its customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistics needs. In addition, given the greater scale and scope of operations than those of most of its competitors, the Corporation is better positioned to compete for additional large-scale contracts. The Corporation’s operations now span two continents and 23 major facilities (17 in North America and six in Europe), with almost 15.0 million square feet of manufacturing, distribution and printing facilities.
The Corporation’s distribution facilities are technologically advanced and often highly integrated with those of its customers in areas such as information technology for manufacturing, order management and distribution. The Corporation has developed information technology and engineering infrastructure that support increased efficiency and integration through “virtual manufacturing”, a process that allows its customers to monitor and manage manufacturing volumes and mix remotely.

The following table describes the Corporation’s facilities:

Location	Owned or Leased	Approximate Square Footage	Type of Facility
Manufacturing/Distribution Facilities
Toronto, Ontario, Canada	Owned	135,000	DVD, CD
Toronto, Ontario, Canada	Owned	275,000	VHS
Toronto, Ontario, Canada	Leased	700,000	Distribution
Richmond, Indiana, USA	Leased	360,000	CD
Huntsville, Alabama, USA	Owned	1,180,000	DVD, VHS, Distribution
Huntsville, Alabama, USA	Leased	1,100,000	Distribution
LaVergne, Tennessee, USA	Leased	450,000	Distribution
Nashville, Tennessee, USA	Leased	1,300,000	Distribution
Olyphant, Pennsylvania, USA	Owned	1,020,000	DVD, CD, Distribution
Olyphant, Pennsylvania, USA	Leased	350,000	Distribution
Aurora, Illinois, USA	Owned	575,000	Distribution
Commerce, California, USA	Owned	221,000	DVD, CD, Distribution
Fresno, California, USA	Leased	240,000	Distribution
Simi Valley, California, USA	Leased	70,000	Distribution
Simi Valley, California, USA	Owned	185,000	Distribution
Mexico City, Mexico	Leased	80,000	DVD, CD, VHS, Distribution
Alsdorf, Germany	Owned	625,000	DVD, CD, Distribution, Printing
Alsdorf, Germany	Leased	200,000	Distribution
Gaillon, France	Owned	243,000	VHS, Distribution
Louviers, France	Owned	301,000	DVD, CD
Ipswich, U.K.	Leased	127,000	DVD, VHS, Distribution
Aylsbury, U.K.	Leased	400,000	Distribution
Stanbridge, U.K.	Leased	195,000	Distribution
Printing Facilities
Terre Haute, Indiana, USA	Leased	225,000
Los Angeles, California, USA	Leased	180,000
Louisville, Kentucky, USA	Owned	136,000
Merchandising Facilities
Commerce, California, USA	Leased	140,000
Tijuana, Mexico	Leased	347,000
The Corporation monitors demand across all of its industry segments on an ongoing basis and expands production capacity to meet customers’ forecasted requirements. To accomplish this, the Corporation reviews its customers’ forecasts and those for the industry provided by various third party research and consulting companies. The Corporation’s facilities are organized in such a way as to make it feasible to increase capacity in a cost-effective and timely manner. Typically, the time elapsed from the purchase of new DVD replication lines to delivery and installation in the Corporation’s facilities ranges from 60 to 90 days, providing the Corporation the flexibility to increase capacity as required by customer demands within a short period of time. The Corporation also has the ability to cross-utilize operations by shifting production from one facility to another in order to manage overall throughput. In conjunction with the foregoing, the Corporation operates a stock build program, where it manufactures certain titles in advance in non-peak production periods. These factors enable the Corporation to minimize offloading production to third parties and to meet customers’ demands internally.
In recent years, the Corporation has added significant DVD capacity in the United States and Canada to meet the growing demand as well as the additional business generated from the signing of exclusive DVD supply agreements. The added capacity has resulted in higher margins as the Corporation increased its ability to manufacture DVDs in-house and simultaneously increased production efficiencies. The Corporation currently has an annual manufacturing capacity of nearly 1.8 billion DVD units.
The Corporation operates 10 distribution facilities strategically located in North America and Europe to serve key markets. The close proximity of its facilities to each of the Corporation’s customers’ major markets in North America and Western Europe allows it to deliver customers’ products to retail stores in those markets in an expedited and efficient manner. In addition, the Corporation is able to dedicate certain facilities to key customers, as necessary, in order to provide them with optimum service and to customize to their unique business requirements.
The Corporation has invested in systems and infrastructure to broaden its range of distribution services. Distribution to thousands of retail outlets within 48 hours or less is critical to the business. The Corporation’s facilities have state-of-the-art distribution automation systems, significantly reducing the time to pick, pack and ship products, thereby enhancing the Corporation’s ability to provide quick turnaround times to service retailers on behalf of its customers.
Distribution services accounted for approximately 14% of the Corporation’s revenues for the 12 months ended December 31, 2005. The Corporation assumes no inventory or credit risk as part of its distribution operations.
While there may be a cost advantage with respect to labour in Asia, manufacturing in Asia for distribution to North America or Western Europe is not a viable strategy given the importance of quick turnaround time for orders (particularly given the increasing importance of direct-to-retail for mass-merchandisers), the prohibitive freight costs associated with having to ship products long distance and security of the customer’s content. The most labour-intensive aspects of the services performed for the Corporation’s customers are in packaging and distribution, which are the services where proximity to the market is most critical.
Raw Materials and Suppliers
Raw materials purchased by the Corporation are available from numerous suppliers. The key raw materials used in the production of DVDs and CDs are plastics, particularly polycarbonate and polystyrene. Raw materials used in the Corporation’s operations are sourced from North America, Europe and the Far East. Each year the Corporation purchases significant quantities of plastics, and the availability and prices of these materials may be influenced by a number of different factors, many of which are beyond the Corporation’s control. Many of the Corporation’s contracts with its home video customers include pass through clauses whereby any raw material price increase is passed on to the customer, while raw material price decreases are credited to the customer. Pass through clauses typically provide that price increases or decreases are implemented on a monthly basis. Any price increases or decreases within a period will affect the Corporation’s operating margins for the remainder of the period.
Environmental Matters
The Corporation’s facilities are subject to laws and regulations, and international agreements, governing protection of the environment, natural resources, human health and safety, and the use, management and disposal of hazardous substances. In particular, the Corporation’s operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. The Corporation believes that it complies substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected the Corporation’s operations to date, it cannot predict the costs of complying with requirements that may be imposed in the future. Such costs, or related third-party personal injury or property damage claims, could have a material adverse effect on the Corporation’s business, results of operations or financial condition.
Employees
The Corporation currently has approximately 10,000 employees (including full-time equivalents), of which approximately 12.7% are party to 24 collective bargaining agreements. 17 of such collective bargaining agreements are in Germany and have no set expiry date. In North America, the collective bargaining agreement with certain Ivy Hill employees expired on November 30, 2005 and is currently continuing to be renegotiated, one expires on May 31, 2006 and the remainder expire on or after May 6, 2007. It is customary for the Corporation to start negotiations on these agreements a minimum of 60 days before their expiration. Relationships with unions representing the Corporation’s employees have historically been positive. In addition to its full-time employees, the Corporation uses the services of temporary labour to address seasonal peaks in the business.
Capital Expenditures
The Corporation incurs capital expenditures necessary to execute Management’s plan, including to maintain its existing facilities and operations, upgrade systems to adapt to evolving technology, add capacity for new technology, and to maintain and improve customer service levels. To continue to grow and meet the market needs of new formats, including next generation high definition discs, the Corporation has allocated a significant portion of its free cash flow to annual capital investment. Capital investment levels vary from year to year based on client needs and required investments. Management is reserving $120 million per year to satisfy anticipated capital expenditure requirements (see “Summary of Distributable Cash”). The table below shows the amount of the Corporation’s capital expenditures since 2000:

Capital Expenditures ($millions)	Year Ended December 31
	2000	2001	2002	2003	2004(1)	2005
Total Capital Expenditures	$ 65.6	$ 51.7	$ 44.1	$ 80.2	$ 145.7	$ 99.8

Note:

(1)	The increase in capital expenditures in fiscal 2004 over prior fiscal years was due to significant investment and expansion of DVD and distribution services capacity following the acquisition of Time Warner Inc. in October 2003.
Seasonality
Historically, the Corporation’s revenues have been seasonal, with peak times occurring in the fall season. The Corporation attempts to partially offset the effects of seasonality on its business by manufacturing orders prior to the expected shipping date and constantly communicating with customers to ensure orders are scheduled in an efficient manner. In addition, under the terms of the revolving portion of the New Credit Facility, the Corporation may borrow amounts to mitigate the effects of such seasonality.
Corporate Structure
The following chart illustrates the current ownership structure of the Corporation and its Subsidiaries.

DESCRIPTION OF THE FUND
General
The Fund is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the Fund Declaration of Trust. It is intended that the Fund will qualify as a “mutual fund trust” for the purposes of the Tax Act, although the Fund will not be a mutual fund under applicable securities laws. The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Fund Declaration of Trust, which summary does not purport to be complete. Reference is made to the Fund Declaration of Trust for a complete description of the Units and the full text of its provisions. A copy of the Fund Declaration of Trust will be available on the SEDAR website at www.sedar.com.
The head office of the Fund is 2255 Markham Road, Toronto, Ontario M1B 2W3.
Activities of the Fund
The Fund Declaration of Trust provides that the operations and activities of the Fund are restricted to:
(a)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of the Trust, the Holding General Partner and other corporations, partnerships, trusts or other Persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services, as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and borrowing funds for that purpose;

(b)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing, directly or indirectly, with securities of any member of the Fund Group in connection with the Fund’s obligations under the Arrangement Agreement and/or the Exchange Agreement;

(c)	temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Fund;

(d)	paying amounts payable by the Fund in connection with the redemption of any Units or other securities of the Fund and making distributions to Unitholders;

(e)	issuing Units, Special Voting Units and other securities of the Fund (including securities convertible or exchangeable into Units, Special Voting Units or warrants, options or other rights to acquire Units or other securities of the Fund) as contemplated in the Fund Declaration of Trust;

(f)	issuing debt securities (including debt securities convertible into, or exchangeable for, Units or other securities of the Fund) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the Fund as security;

(g)	guaranteeing the payment of any indebtedness, liability or obligation of any member of the Fund Group or the performance of any obligation of any of them, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the Fund as security for such guarantee, and subordinating its rights under the Trust Notes to other indebtedness;

(h)	disposing of any part of the assets of the Fund;

(i)	issuing or redeeming rights and Units pursuant to any Unitholder rights plan adopted by the Fund;

(j)	repurchasing, redeeming or otherwise acquiring securities issued by the Fund, subject to the provisions of the Fund Declaration of Trust and applicable laws;

(k)	satisfying the obligations, liabilities or indebtedness of the Fund;

(l)	entering into and performing its obligations under the Arrangement Agreement, the Exchange Agreement, the Administration Agreement and such other agreements contemplated by the Arrangement or ancillary thereto; and

(m)	undertaking all other usual and customary actions for the conduct of the activities of the Fund in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by the Fund Declaration of Trust;
provided the Fund will not undertake any activity, take any action, omit to take any action or make or retain any investment which would result in the Fund not being considered a “mutual fund trust” for purposes of the Tax Act.
Units
An unlimited number of Units may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holders thereof to one vote for each whole Unit held at all meetings of Voting Unitholders, or in respect of any written resolutions of Unitholders. Except as set out under “— Redemption at the Option of Unitholders” below, the Units have no conversion, retraction, redemption or pre-emptive rights.
No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote. The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of such Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on the business of a trust company.
Special Voting Units
The Fund Declaration of Trust allows for the creation of Special Voting Units which enables the Fund to provide voting rights to holders of Exchangeable LP Units and, in the future, to holders of other Exchangeable Securities that may be issued by subsidiaries of the Fund in connection with other transactions.
An unlimited number of Special Voting Units may be created and issued pursuant to the Fund Declaration of Trust. The Special Voting Units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units will be issued solely for providing voting rights to holders of Exchangeable Securities. Each Special Voting Unit will, initially, entitle the holder thereof to a number of votes at any meeting of Voting Unitholders that is equal to the number of Units which may be obtained upon the exchange of the Exchangeable Security to which the Special Voting Units relate (except for Exchangeable Securities that have previously been exchanged). Upon the exchange or conversion of an Exchangeable Security, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without payment or any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto. Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the Voting Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.
The Fund, the Trust and Cinram Holding Partnership will cause one Special Voting Unit to be received by each holder of Exchangeable LP Units for each Exchangeable LP Unit received. Each Special Voting Unit will be cancelled without payment upon the exchange of a Exchangeable LP Unit. See “Description of Cinram Holding Partnership — Exchange Agreement”.
Issuance of Units
The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued by the Fund at the times, to the Persons, for the consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any distribution of the Fund to Unitholders on a pro rata basis to the extent that the Fund does not have available cash to fund such distribution. The Fund Declaration of Trust also provides, unless the Trustees determine otherwise, that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution, except where tax was required to be withheld in respect of the Unitholder’s share of the distribution. In this case, each certificate, if any, representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, Non-Resident holders of Units will be subject to withholding tax and the consolidation will not result in such Non-Resident Unitholders holding the same number of Units. Such Non-Resident Unitholders will be required to surrender the certificates, if any, representing their original Units in exchange for a certificate representing their post-consolidation Units.
The Trustees may refuse to allow the issue or register the transfer of any Units where such issuance or transfer would, in their opinion, adversely affect the treatment of the Fund or the entities in which it directly or indirectly invests under applicable Canadian tax legislation or their qualification to carry on any relevant business. See “— Limitation on Non-Resident Ownership” and “Certain Canadian Federal Income Tax Considerations”.
Trustees
The Fund will have a minimum of three Trustees and a maximum of 20 Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act) (except that, prior to the Effective Date, the Fund may have a minimum of two Trustees). See “Trustees, Directors and Management”.
The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the trust assets and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the trust assets and will supervise the investments and conduct the affairs of the Fund. Subject to such terms and conditions, the Trustees are responsible for, among other things:
•	supervising the activities and managing the investments and affairs of the Fund;

•	acting for, voting on behalf of and representing the Fund as a holder of the Trust Units, Trust Notes, shares of the Holding General Partner and other securities of the Trust;

•	maintaining records and providing reports to Unitholders;

•	possessing and exercising all rights, powers and privileges pertaining to ownership (including voting privileges) of any securities comprising the assets of the Fund;

•	causing Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate;

•	approving the adoption of a Unitholder rights plan if the Trustees determine in good faith that such action is appropriate;

•	effecting payments of distributable cash from the Fund to Unitholders; and

•	voting in favour of the Fund’s nominees to serve as trustees of the Trust.
In order to fulfill their obligations to ensure the Fund maintains its status as a “mutual fund trust”, the Trustees will have the right to require Unitholders to sell Units, to require Unitholders to provide evidence of their status as residents of Canada or Non-Residents or Canadian partnerships (as defined in the Tax Act), to suspend the voting rights and/or distribution rights attaching to Units held by Unitholders who refuse to comply with a notice requiring them to sell Units and to sell, on behalf of such Unitholders, their Units and to pay to them only the net proceeds of such sales.

Any Trustee may resign upon 30 days’ written notice to the Fund, unless such resignation would cause the number of remaining Trustees to be less than the number necessary to constitute a quorum or result in less than a majority being residents of Canada (as defined under the Tax Act), and may be removed by an Ordinary Resolution and the vacancy created by the removal or resignation must be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Trustees.
Trustees will be appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being the majority of the Trustees then holding office (provided a majority of the Trustees comprising such quorum are residents of Canada), may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Voting Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. Except as otherwise provided in the Fund Declaration of Trust, the Trustees may, between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.
The Fund Declaration of Trust provides that the Trustees will act honestly and in good faith with a view to the best interests of the Fund and in connection with that duty will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust provides that each Trustee will be entitled to indemnification from the Fund in respect of the exercise of the Trustee’s power and the discharge of the Trustee’s duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of all the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his or her conduct was lawful.
Cash Distributions
The Fund intends to make monthly cash distributions of its Distributable Cash, derived principally from the interest and principal repayments received on the Trust Notes and cash distributions of the Trust, less estimated cash amounts required for expenses and other obligations of the Fund, cash redemptions of Units, any tax liability and any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available Distributable Cash of the Fund). The Fund’s distributions may vary. See “Risk Factors”.
The Fund intends to make monthly cash distributions of Distributable Cash to Unitholders of record on the last Business Day of each calendar month, with the distributions for each month being paid on or about the 15th day following the end of such month. The initial cash distribution for the period from the Closing to May 31, 2006 is expected to be paid on or before June 15, 2006 (assuming the Closing occurs on or before May 19, 2006, and if not, then on the next regular distribution date). Subsequent regular distributions are anticipated to be paid in respect of each calendar month thereafter commencing July 15, 2006 (assuming the Closing occurs on or before June 19, 2006).
The Fund may make distributions in addition to the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.
Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filings. The Fund Declaration of Trust provides that immediately after any pro rata distribution of Units to all

Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder’s share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution will be deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, Non-Resident Unitholders will be subject to withholding tax and the consolidation will not result in such Non-Resident Unitholders holding the same number of Units.
Unitholders who are Non-Residents will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-Residents should consult their own tax advisors regarding the tax consequences of investing in the Units. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Investors in the Fund must satisfy certain documentation requirements to support their eligibility for an exemption from U.S. withholding tax (including, for example, providing the Fund with certain IRS forms or providing any “qualified intermediary” through which such investor holds its Units with documentation upon which such intermediary can rely to treat such investor as not a U.S. Person). Any interest paid by CUSH on the U.S. Note that is allocable to any Special Holder or Substantial Holder may be subject to U.S. withholding tax. To ensure that the Fund and CUSH comply with this U.S. withholding tax obligation, the Fund Declaration of Trust provides that a Unitholder must give notice to the Trustees if that holder is or becomes a Special Holder or a Substantial Holder. In the absence of such a notice from a Special Holder or a Substantial Holder, the Fund may make distributions to a Special Holder or to a Substantial Holder from which the required amounts are not withheld. In such case, CUSH or the Fund would remain obligated to remit the required amount to the IRS. The Fund Declaration of Trust contains provisions that allow the Fund to recover from a Unitholder amounts that should have been but were not withheld from a distribution to such Unitholder. In addition, each Unitholder will, by acquiring a Unit, be deemed to agree that it will indemnify the Fund, Cinram Holding Partnership and CUSH for any amount required to be withheld and paid by the Fund, Cinram Holding Partnership or CUSH to any taxing authority. However, there can be no assurance that CUSH, the Fund or Cinram Holding Partnership will be able to recover these amounts in full or at all, which could result in a reduction in Cash Available For Distribution to others. See “Certain U.S. Federal Income Tax Considerations”.
Redemption Right
Units are redeemable at any time on demand by the holders thereof. As some of the Units will be issued in book-entry form, any Unitholder holding Units in book-entry form who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder’s investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:
(a)	90% of the “market price” of a Unit calculated as of the date on which the Units were surrendered for redemption (the “Redemption Date”); and

(b)	100% of the “closing market price” on the Redemption Date.
For purposes of this calculation, the “market price” of a Unit as at a specified date will be:
(i)	an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date;

(ii)	an amount equal to the weighted average of the closing prices of a Unit on the principal exchange or market on which the Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price; or

(iii)	if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, an amount equal to the weighted average of the following prices established for each of the 10 consecutive trading days ending on such date: the weighted average of the last bid and last asking prices of the Units for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.
The “closing market price” of a Unit for the purpose of the foregoing calculations, as at any date, will be:
(i)	an amount equal to the weighted average trading price of a Unit on the principal exchange or market on which the Units are listed or quoted for trading on the specified date and the principal exchange or market provides information necessary to compute a weighted average trading price of the Units on the specified date;

(ii)	an amount equal to the closing price of a Unit on the principal market or exchange, if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Units on the specified date;

(iii)	an amount equal to the simple average of the highest and lowest prices of the Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Units on the specified date; or

(iv)	the simple average of the last bid and last asking prices of the Units on the principal market or exchange, if there was no trading on the specified date.
The aggregate Redemption Price payable by the Fund in respect of all Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:
(i)	the total amount payable in cash by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month shall not exceed C$50,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;

(ii)	at the time the Units are tendered for redemption, the outstanding Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and

(iii)	the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period ending on the Redemption Date.
If a Unitholder is not entitled to receive his or her entire Redemption Price in cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, Trust Units and Series 1 Trust Notes of a value equal to any portion of the Redemption Price not satisfied in cash will be redeemed by the Trust in consideration of the issuance to the Fund of Series 2 Trust Notes and Series 3 Trust Notes, respectively, and such Series 2 Trust Notes and Series 3 Trust Notes will then be distributed in satisfaction of the remaining portion of the Redemption Price. No Series 2 Trust Notes or Series 3 Trust Notes in integral multiples of less than C$1.00 will be distributed and, where the number of securities of the Trust to be received by a Unitholder includes a multiple of less than C$1.00, that number shall be rounded to the next lowest integral multiple of C$1.00, and the holder will be entitled to receive cash equal to the difference. The Fund will be entitled to all interest paid on the Trust Notes and the distributions paid on the Trust Units on or before the date of the distribution in specie.

Where the Fund makes a distribution in specie of securities of the Trust on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of Trust Units and Series 1 Trust Notes in exchange for Series 2 Trust Notes and Series 3 Trust Notes, respectively, or as a result of the distribution of Series 2 Trust Notes or Series 3 Trust Notes to the Unitholder on the redemption of such Units. See “Certain Canadian Federal Income Tax Considerations”.
It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 Trust Notes and Series 3 Trust Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 Trust Notes or Series 3 Trust Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 Trust Notes and Series 3 Trust Notes so distributed may not be qualified investments for trusts governed by Plans depending upon the circumstances at the time. See “Certain Canadian Federal Income Tax Considerations”.
Repurchase of Units
The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase will constitute an “issuer bid” under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.
Meetings of Voting Unitholders
The Fund Declaration of Trust provides that meetings of Voting Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Fund Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:
•	the election or removal of any Trustees;

•	the election or removal of nominees of the Fund to serve as Trust Trustees;

•	the appointment or removal of the auditors of the Fund;

•	the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

•	the approval of amendments to the Fund Declaration of Trust (but only in the manner described below under “— Amendments to the Fund Declaration of Trust”);

•	the termination of the Fund;

•	any amalgamation, arrangement or other merger of the Fund, except in conjunction with an internal reorganization;

•	the sale of all or substantially all of the assets of the Fund;

•	the exercise of certain voting rights attached to the securities of any member of the Fund Group that are directly or indirectly owned by any member of the Fund Group (see “— Exercise of Certain Voting Rights Attached to Securities of the Trust, the Holding General Partner and Cinram Holding Partnership”);

•	the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Unit purchase plan, Unit option plan or other compensation plan contemplated by the Fund Declaration of Trust requiring Unitholder approval;

•	the dissolution of the Fund prior to the end of its term; and

•	any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval;
provided that the Voting Unitholders shall not pass any resolution that would cause the Fund or any of the Members of the Fund Group or their respective Subsidiaries to breach the terms of the Exchange Agreement or their constating documents or that would result in the Fund not being considered a “mutual fund trust” for purposes of the Tax Act.
No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.
A resolution electing or removing nominees of the Fund to serve as trustees or directors of the Trust, the Holding General Partner, Cinram Holding Partnership or any of their respective Subsidiaries that are directly or indirectly owned or controlled by the Fund (except filling casual vacancies) or with respect to the exercise of certain voting rights attached to the securities of the Trust held by the Fund, a resolution required by securities law, stock exchange rules or other laws or regulations requiring a simple majority of Voting Unitholders, and a resolution appointing or removing the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a Special Resolution.
A meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Voting Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.
Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all meetings.
The Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.
Exercise of Certain Voting Rights Attached to Securities of the Trust, the Holding General Partner and Cinram Holding Partnership
The Fund Declaration of Trust provides that the Fund will not vote any securities of the Trust or the Holding General Partner, nor permit the Trust to vote any securities of Cinram Holding Partnership to authorize any transaction which is adverse to the Voting Unitholders including, among other things:
•	any sale, lease or other disposition of all or substantially all of the assets of the Trust, the Holding General Partner or Cinram Holding Partnership except in conjunction with an internal reorganization of the Trust, the Holding General Partner or Cinram Holding Partnership except in conjunction with internal reorganization or good faith pledges or mortgages in the ordinary course of business or in connection with permitted guarantees, charges, pledges or liens;

•	any amalgamation, arrangement or other merger of the Trust, the Holding General Partner or Cinram Holding Partnership with any other entity, except in conjunction with an internal reorganization of the Trust, the Holding General Partner or Cinram Holding Partnership;

•	any material amendment to the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes to the Fund that are identical in all respects to the Trust Notes issued in connection with an offering or in conjunction with an internal reorganization of the Trust, the Holding General Partner or Cinram Holding Partnership;

•	the winding-up or dissolution of the Trust, the Holding General Partner or Cinram Holding Partnership prior to the end of the term of the Fund; or

•	any material amendment to the constating documents of the Trust, the Holding General Partner or Cinram Holding Partnership to change the authorized units, share capital or partnership interests which would be prejudicial to the Fund;
without the authorization of the Voting Unitholders by a Special Resolution.
Limitation on Non-Resident Ownership
In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-Residents and pursuant to certain proposed amendments to the Tax Act (which are discussed in detail below), not more than 50% of the aggregate fair market value of the Units and the Special Voting Units may be held by Non-Residents and/or partnerships (other than Canadian partnerships as defined in the Tax Act).
Accordingly, the Fund Declaration of Trust provides that at no time may Non-Residents and/or partnerships other than Canadian partnerships be the beneficial owners of more than 40% of the Units and/or Special Voting Units (on both a non-diluted and fully-diluted basis for these purposes). The Trustees may require declarations as to the jurisdictions in which the beneficial owners of Units and Special Voting Units are resident or as to their status as Canadian partnerships.
If the Trustees become aware that the beneficial owners of more than 40% of the Units and/or Special Voting Units then outstanding are or may be Non-Residents and/or partnerships other than Canadian partnerships or that such a situation is imminent, the Trustees may make a public announcement thereof and will not accept a subscription for Units from or issue or register a transfer of Units to any Person unless the person provides a declaration that he or she is not a Non-Residents or a partnership other than a Canadian partnership.
If, notwithstanding the foregoing, the Trustees determine that more than 40% of the Units and/or Special Voting Units are held by Non-Residents and/or partnerships other than Canadian partnerships, they may send a notice to such holders of Units and/or Special Voting Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units and/or Special Voting Units or a portion thereof within a specified period determined by the Trustees. If the Unitholders or holders of Special Voting Units receiving such notice have not sold the specified number of Units and/or Special Voting Units or provided the Trustees with satisfactory evidence that they are not Non-Residents or a partnership other than a Canadian partnership within such period, the Trustees may arrange for the sale of such Units and/or Special Voting Units on behalf of such holders, and in the interim, the voting and distribution rights attached to such Units and/or Special Voting Units will be suspended. Upon such sale, the affected holders will cease to be holders of the Units and/or Special Voting Units and their rights will be limited to receiving the net proceeds of such sale.
On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust.
Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-Residents or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust (and certain other conditions were satisfied). The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Fund were to lose its mutual fund trust status as a result of the application of the draft amendments, the Fund would permanently cease to be a mutual fund trust. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada for the purposes of the Tax Act. To date, no legislation to enact the draft amendments has been introduced into Parliament. Depending on the final form of the draft amendments, if enacted, it may be necessary to amend the Fund Declaration of Trust to take into account these new restrictions. Any such amendments may be made without approval of Voting Unitholders.

Amendments to the Fund Declaration of Trust
The Fund Declaration of Trust contains provisions that allow it to be amended or altered from time to time by the Trustees with the consent of the Voting Unitholders by a Special Resolution.
The Trustees, at their discretion and without the approval of the Voting Unitholders, will be entitled to make certain amendments to the Fund Declaration of Trust, including amendments:
(a)	made prior to the Effective Date;

(b)	which are required for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund, including ensuring that the Fund continues to qualify as a “mutual fund trust” within the meaning of the Tax Act;

(c)	which provide additional protection or added benefits for the Unitholders;

(d)	to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor corrections which are necessary or desirable and not prejudicial to the Voting Unitholders;

(e)	which are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees of the Fund;

(f)	for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; and

(g)	assuring conformity with this Circular.
Notwithstanding the previous sentence, the Trustees may not (without the approval of Voting Unitholders) amend the Fund Declaration of Trust in a manner which would result in the Fund failing to qualify as a “mutual fund trust” under the Tax Act.
Term of the Fund
The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on March 21, 2006. On a date selected by the Trustees which is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. At any time prior to the expiry of the term of the Fund, the Voting Unitholders may by Special Resolution require the Trustees to commence the termination, liquidation or winding-up of the affairs of the Fund.
The Fund Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustees shall proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the Trust Units, the Trust Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the Trust Units, the Trust Notes and other assets together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of the Trust Units, the Trust Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining Trust Units, the Trust Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Administration Agreement
On Closing, the Fund, the Trust and Cinram Amalco will enter into the Administration Agreement. Under the terms of the Administration Agreement, Cinram Amalco will provide administrative and support services to the Fund including, without limitation, those necessary to:
(i)	ensure compliance by the Fund with continuous disclosure obligations under applicable securities legislation;

(ii)	provide investor relations services;

(iii)	provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Fund Declaration of Trust, including relevant information with respect to financial reporting and income taxes;

(iv)	call and hold meetings of Voting Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings;

(v)	assist the Trustees in calculating distributions to Unitholders;

(vi)	attend to all administrative and other matters arising in connection with any redemption of Units;

(vii)	ensure compliance with the Fund’s limitations on Non-Resident ownership; and

(viii)	generally provide all other services as may be necessary or as may be requested by the Trustees of the Fund.
The Administration Agreement will have an initial term of 10 years, and will be extended for additional five-year periods at the option of the Fund, the Trust and Cinram Amalco. The Administration Agreement may be terminated by either party in the event of the insolvency or receivership of the other party, or in the case of default by the other party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within 30 days after written notice has been delivered.
Take-over Bids
The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (including Units that may be acquired on the exchange of any Exchangeable LP Units pursuant to the Exchange Agreement, but excluding Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.
The LP Partnership Agreement and the Fund Declaration of Trust will provide that if a non-exempt take-over bid from a person acting at arm’s length to holders of Exchangeable LP Units (or any associate or affiliate thereof) is made for the Units and a contemporaneous identical offer is not made for the Exchangeable LP Units held by persons other than the Trust (in terms of price, timing, proportion of securities sought to be acquired and conditions, provided that the offer for the Exchangeable LP Units may be conditional on Units being taken up and paid for under the take-over bid), then, provided that: (i) not less than 25% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the non-exempt bid from and after the date of first take-up of Units under the said take-over bid in excess of the foregoing threshold; and (ii) the take-over bid is not for any and all Units tendered or is not structured such that holders of Exchangeable LP Units can exchange into Units conditional on take-up, the Exchangeable LP Units held by Persons other than the Trust will be exchangeable at an exchange ratio equal to 110% of the exchange ratio previously in effect, such that, based on the current one-to-one exchange ratio, on exchange the holder of Exchangeable LP Units will receive 1.1 Units for each Unit that the holder would otherwise have received. Notwithstanding any adjustment on completion of an exclusionary offer as described above, the distribution rights attaching to the Exchangeable LP Units will also not be adjusted until the Exchange Right is actually exercised.

The LP Partnership Agreement will also provide that no holder of Exchangeable LP Units will be permitted to transfer such Exchangeable LP Units, other than for Units in accordance with the terms of the Exchange Agreement and the LP Partnership Agreement, unless: (i) such transfer would not require the transferee to make an offer to Unitholders to acquire Units on the same terms and conditions under applicable securities laws if such Exchangeable LP Units, and all other outstanding Exchangeable LP Units, were converted into Units at the then current exchange ratio in effect under the Exchange Agreement immediately prior to such transfer; or (ii) the offeror acquiring Exchangeable LP Units makes a contemporaneous identical offer for the Units (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of Units actually tendered to such identical offer, and unless in each case such other conditions as are set out in the LP Partnership Agreement are satisfied.
Information and Reports
The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, all financial statements of the Fund (including quarterly and annual financial statements and certifications) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide such holders (together with a notice of such meeting) all such information (together with such certification) as is required by applicable law and the Fund Declaration of Trust to be provided to holders of Voting Units.
Trustees of the Fund and directors and senior officers of subsidiaries of the Fund, including Cinram Amalco, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units of the Fund. The chief executive officer and chief financial officer of Cinram Amalco will perform functions similar to a chief executive officer and chief financial officer in respect of the Fund. As such the chief executive officer and chief financial officer of Cinram Amalco will execute the certificates required to be filed pursuant to National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings.
Book-Entry System
Registration of interests in and transfers of the Units may, in the future, be made through a book-based system (the “Book-Entry System”) administered by CDS, or any successor thereof if desired by the Trustees. If that is the case, Units may be purchased, transferred and surrendered for redemption through a CDS Participant and all rights of Unitholders must be exercised through, and all payments or other property to which such Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Units are purchased. CDS would then be responsible for establishing and maintaining book-based accounts for its CDS Participants having client interests in the Units.
The Fund will initially, and until otherwise decided by the Trustees, issue physical certificates representing the Units in fully registered form to beneficial owners of such Units or their nominees, as applicable.
Rights of Unitholders
The rights of the Unitholders as investors in the Fund and the attributes of the Units are currently governed by the Fund Declaration of Trust. The rights of the Unitholders are established by the Fund Declaration of Trust. Although the Fund Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences.
The Fund Declaration of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the Fund, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, in December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides that Unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees, arising after its enactment. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Fund Declaration of Trust. For example, Voting Unitholders are entitled to exercise voting rights in respect of their holdings of units in a manner comparable to shareholders of a CBCA corporation and to elect trustees and auditors. The Fund Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Voting Unitholders and trustees, the quorum for and procedures at such meetings and the right of Voting Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by Voting Unitholders is required under the Fund Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund’s subsidiary entities, as described under “— Exercise of Certain Voting Rights Attached to Securities of the Trust, the Holding General Partner and Cinram Holding Partnership”. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or listed on the TSX. The Fund Declaration of Trust includes provisions concerning trustee independence, the composition of board committees including the audit committee and conflicts of interest, which are based on provisions of the CBCA and are supplemented by applicable securities laws.
Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (i) the business or businesses that the corporation can carry on; or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to receive, subject to certain conditions and limitations, their pro rata share of the Fund’s net assets through the exercise of the redemption rights provided by the Fund Declaration of Trust, as described under “— Redemption Rights”. Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Fund Declaration of Trust which permit the winding up of the Fund with the approval of a Special Resolution of the Voting Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Fund Declaration of Trust allows Voting Unitholders to pass resolutions appointing an inspector to investigate the Trustees’ performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Fund Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.
Conflicts of Interest
The Fund Declaration of Trust contains “conflict of interest” provisions that serve to protect the Unitholders without creating undue limitations on the Fund. The Fund Declaration of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee to disclose to the Fund, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Fund, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund. In any case, a Trustee, director or officer who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to: (i) his or her remuneration as a Trustee or officer of the Fund, as applicable; (ii) insurance or indemnity; or (iii) a contract or transaction with an affiliate.

Auditors, Registrar and Transfer Agent
The auditors of the Fund are KPMG LLP, Chartered Accountants, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3.
The registrar and transfer agent of the Units will be Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.
Fiscal Year End
The fiscal year end of the Fund is December 31.
DESCRIPTION OF THE TRUST
The Trust Declaration of Trust contains provisions substantially similar to those of the Fund Declaration of Trust relating to the Fund. The principal differences between the Trust Declaration of Trust and the Fund Declaration of Trust are those described below. The description below is a summary only and is qualified in its entirety by reference to the text of the Trust Declaration of Trust.
General
On the Effective Date, the Trust Trustees will be Peter G. White and Nadir H. Mohamed. See “Trustees, Directors and Management”. The head office of the Trust is 2255 Markham Road, Toronto, Ontario M1B 2W3.
The Trust is an unincorporated open-ended limited purpose trust to be established under and governed by the laws of the Province of Ontario and created pursuant to the Trust Declaration of Trust. It is a limited purpose trust and its activities are restricted to, among other things:
(a)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of Cinram Holding Partnership and other corporations, partnerships, trusts or other Persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services, as well as related and activities ancillary thereto, and such other investments as the trustees of the Trust may determine;

(b)	disposing of any part of the assets of the Trust;

(c)	issuing Trust Units or securities convertible into or exchangeable for Trust Units;

(d)	issuing debt securities, including the Trust Notes;

(e)	repurchasing, redeeming or otherwise acquiring Trust Units;

(f)	purchasing securities issued by the Trust;

(g)	guaranteeing the obligations of Cinram Holding Partnership, or any affiliate of the Trust or Cinram Holding Partnership pursuant to any good faith debt or borrowed money incurred by Cinram Holding Partnership or the affiliate, as the case may be, and pledging securities held by the Trust, Cinram Holding Partnership or any such affiliate, as security for such guarantee;

(h)	satisfying the obligations, liabilities or indebtedness of the Trust;

(i)	acquiring, investing in, transferring, disposing of and otherwise dealing with securities of the Fund and Cinram Holding Partnership in connection with the Trust’s obligations under the Exchange Agreement;

(j)	temporarily holding cash in interest-bearing accounts, short-term government debt, short-term investment grade corporate debt or other short-term investments for the purposes of paying the expenses and liabilities of the Trust, paying amounts owing by the Trust in connection with the redemption of any Trust Units or other securities of the Trust and making distributions to holders of Trust Units; and

(k)	performing all acts ancillary or incidental to the foregoing.
As at the date of this Circular, the Trust does not intend to hold securities of any entities other than Cinram Holding Partnership, except in connection with its short-term cash management.
Restrictions on Powers of the Trust Trustees
The Trust Declaration of Trust provides that the trustees of the Trust Trustees may not, without approval by ordinary resolution of the holders of Trust Units:
•	take any action upon any matter which under applicable law (including policies of the Canadian securities commissions) or applicable stock exchange rules would require approval by ordinary resolution of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading; and

•	subject to certain exceptions, appoint or change the auditors of the Trust.
Furthermore, the Trust Declaration of Trust states that the Trust Trustees may not, without approval by special resolution of the holders of Trust Units:
(a)	take any action upon any matter which under applicable law (including policies of the Canadian securities commissions) or applicable stock exchange rules would require approval by special resolution or super-majority (as defined or described therein) of the holders of Trust Units had the Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) and had the Trust Units been listed for trading on the stock exchanges where the Units are listed for trading;

(b)	amend the Trust Declaration of Trust (except in certain limited circumstances similar to those under which the Fund Declaration of Trust may be amended without consent of Voting Unitholders);

(c)	amend the Trust Note Indenture other than in contemplation of a further issuance of Trust Notes;

(d)	sell, lease or exchange all or substantially all of the property of the Trust other than in the ordinary course of business or in connection with an internal reorganization;

(e)	authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust; or

(f)	authorize the combination, merger or similar transaction of the Trust with any other Person, except in conjunction with an internal reorganization.
Redemption Right
The Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requiring the Trust to redeem the Trust Units, in a form reasonably acceptable to the Trust Trustees, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for each Trust Unit tendered for redemption will be equal to:

(A X B) – C + D
E
Where:

A	=	the cash redemption price per Unit calculated as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

B	=	the aggregate number of Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

C	=	the aggregate unpaid principal amount of the Series 1 Trust Notes and accrued interest thereon and any other indebtedness held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than Trust Units, Trust Notes or any other indebtedness of the Trust held by or owed to the Fund) as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

D	=	the aggregate unpaid liabilities of the Fund (prior to the redemption of Units for such date) as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units; and

E	=	the aggregate number of Trust Units outstanding held by the Fund as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units.
The Trust Trustees will also be entitled to call for redemption, at any time, all or part of the outstanding Trust Units registered in the name of the holders thereof other than the Fund at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the Trust Trustees approved the redemption of Trust Units.
The aggregate redemption price payable by the Trust in respect of any Trust Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trust Trustees: (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of Series 2 Trust Notes as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest C$1.00, with the balance of any such aggregate redemption price not paid in Series 2 Trust Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Trust Notes as the Trust Trustees shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive Series 2 Trust Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Trust Notes payable to be equal to the funds otherwise payable, rounded down to the nearest C$1.00.
Cash Distributions
The Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any amounts which are paid, payable, incurred or provided for in such period in connection with expenses and other obligations of the Trust, any cash redemptions or repurchases of Trust Units or repayments of Trust Notes, satisfaction of its debt service obligations (principal and interest) on the Trust Notes and other indebtedness, if any, any tax liability or any amount that the Trust Trustees may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of the Trust). Such distributions are intended to be paid on or about the 15th day following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.
The distribution declared by the Trust Trustees in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Trust for such year as is necessary to ensure that the Trust will not be liable for ordinary income taxes under the Tax Act in such year.

If the Trust Trustees determine that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trust Trustees to be available for the payment of such distribution. The value of each Trust Unit so issued will be the redemption price thereof. The Trust Declaration of Trust provides that immediately after any pro rata distribution of Trust Units in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each holder of Trust Units will hold after consolidation the same number of Trust Units as the holder held before the non-cash distribution.
Any income of the Trust which is unavailable for cash distribution will, to the extent necessary to ensure that the Trust does not have any income tax liability under Part I of the Tax Act, be distributed to the Trust Unitholders in the form of additional Trust Units. The value of each Trust Unit so issued will be equal to the redemption price thereof. The Trust Declaration of Trust provides that immediately after any pro rata distribution of Trust Units in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each holder of Trust Units will hold after consolidation the same number of Trust Units as the holder held before the non-cash distribution.
Any Trust Units or Trust Notes transferred to Unitholders pursuant to a distribution in specie may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.
Trust Notes
The following is a summary of the material attributes and characteristics of the Trust Notes which will be issued by the Trust under the Trust Note Indenture. This summary is qualified in its entirety by reference to the provisions of the Trust Note Indenture, which contains a complete statement of those attributes and characteristics.
Trust Notes will be issuable in Canadian currency. Trust Notes are issuable in denominations of C$1.00 and integral multiples of C$1.00. No Trust Notes in integral multiples of less then C$1.00 will be distributed and where the number of Trust Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.
Series 2 Trust Notes will be reserved by the Trust to be issued exclusively to holders of Trust Units as full or partial payment of the redemption price of Trust Units, as the Trust Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Trust Notes will be reserved by the Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Trust Notes.
Interest and Maturity
The Series 1 Trust Notes to be issued on the Effective Date will be payable on demand, will mature on the 25th anniversary of the date of first issuance and will bear interest at a rate of 0.01% per annum, payable on the 15th day of each calendar month that such Series 1 Trust Notes are outstanding. Each Series 2 Trust Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 Trust Note is outstanding. Each Series 3 Trust Note will mature on the same date as the Series 1 Trust Notes and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 3 Trust Note is outstanding.
Payment upon Maturity
On maturity, the Trust will repay the Trust Notes by paying to the trustee under the Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Trust Notes that have then matured, together with accrued and unpaid interest thereon.
Redemption
The Trust Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 Trust Notes on an in specie payment of the Redemption Price of Units, in Series 3 Trust Notes) at the option of the Trust prior to maturity.
Ranking and Subordination
The Trust Notes will be direct, unsecured obligations of the Trust ranking pari passu with all other unsecured obligations of the Trust. Payment of the principal amount and interest on the Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in subordination to or pari passu with the indebtedness evidenced by the Trust Note Indenture. The Trust Note Indenture provides that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.
Default
The Trust Note Indenture provides that any of the following shall constitute an event of default:
•	default in payment of the principal of any Trust Notes when the same becomes due and payable and the continuation of such default for a period of 90 days;

•	default in payment of any interest due on any Trust Notes and continuation of such default for a period of 90 days;

•	default in the observance or performance of any other covenant or condition of the Trust Note Indenture and continuance of such default for a period of 90 days after notice in writing has been given to the Trust Trustees specifying such default and requiring the Trust to rectify the same; and

•	certain events of dissolution, bankruptcy, insolvency, liquidation, reorganization or other similar proceedings relative to the Trust.
The provisions governing an event of default under the Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.
Trust Unit Certificates
As Trust Units are not intended to be issued or held by any Person other than the Fund, registration of interests in, and transfers of, the Trust Units will not be made through the Book-Entry System administered by CDS. Rather, holders of Trust Units will be entitled to receive certificates therefor.
Meetings of Holders of Trust Units
An annual meeting of holders of Trust Units may be held at such time and place as shall be prescribed for the purpose of transacting such business as the Trust Trustees may determine or as may properly be brought before the meeting.
Fiscal Year End
The fiscal year end of the Trust is December 31.
DESCRIPTION OF CINRAM HOLDING PARTNERSHIP
The following is a summary of the material attributes and characteristics of Cinram Holding Partnership and the partnership units which will be issued under the LP Partnership Agreement. This summary is qualified in its entirety by reference to the provisions of the LP Partnership Agreement which contains a complete statement of those attributes and characteristics.

General
Cinram Holding Partnership is a limited partnership established under and governed by the laws of the Province of Manitoba to: (i) hold all of the securities of Cinram ULC; (ii) directly or indirectly acquire, invest, hold, transfer, dispose of or otherwise deal with investments in, and undertake the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services and such other businesses as the directors of the Holding General Partner may determine; and (iii) to perform all activities related, ancillary and incidental to all of the foregoing. The head office of Cinram Holding Partnership is 2255 Markham Road, Toronto, Ontario M1B 2W3.
General Partner
The sole general partner of Cinram Holding Partnership is the Holding General Partner .
Capitalization
Cinram Holding Partnership may issue an unlimited number of Class A LP Units and Exchangeable LP Units to any person. The LP Partnership Agreement authorizes the Holding General Partner to cause Cinram Holding Partnership to issue additional Class A LP Units or Exchangeable LP Units for any consideration and on any terms and conditions as are established by the Holding General Partner.
Exchangeable LP Units held by the Electing Shareholders will be exchangeable into Units in accordance with the terms of the LP Partnership Agreement and the Exchange Agreement. Class A LP Units and Exchangeable LP Units will have economic rights that are equivalent in all respects, except as otherwise described herein and will rank equally on dissolution, liquidation or winding-up of Cinram Holding Partnership. Except as required by law and in certain specified circumstances in which the rights of a holder of Exchangeable LP Units are affected, holders of Exchangeable LP Units will not be entitled to vote at any meeting of the holders of LP Units. See "— Exchange Agreement” and “Description of the Fund — Take-over Bids”.
Distributions
Cinram Holding Partnership intends to make monthly cash distributions or advances of its distributable cash to holders of record of LP Units on the last Business Day of each calendar month to be paid as set out below. In addition, the Holding General Partner will be entitled to minor distributions or advances in proportion to its 0.01% interest in Cinram Holding Partnership. Distributions or advances are intended to be paid on or about the 15th day of each calendar month. Distributions or advances on the Class A LP Units are intended to be received by the Trust prior to its related cash distribution to holders of its Trust Units.
The initial cash distribution of Cinram Holding Partnership for the period from the Closing to May 31, 2006 is expected to be paid on or before June 15, 2006 (assuming the Closing occurs on or before May 19, 2006, and if not, then on the next regular distribution date). Subsequent regular distributions are anticipated to be paid in respect of each calendar month thereafter commencing July 15, 2006 (assuming the Closing occurs on or before June 19, 2006).
Distributions or advances on the Exchangeable LP Units are intended to be received by holders of such units at the same time as distributions on Units are received by Unitholders. Cinram Holding Partnership may, in addition, make a distribution at any other time. Distributions or advances to be made to holders of Exchangeable LP Units will be, to the greatest extent practicable, economically equivalent to the cash distributions made to the holders of Units.
Distributable cash for a monthly period will consist, in general, of Cinram Holding Partnership’s cash for the particular monthly period less any estimated cash amounts required for debt service obligations of Cinram Holding Partnership, if any, general and administrative expenses, other expense obligations, maintenance capital expenditures, taxes in subsidiaries, long-term incentive awards and other incentives, reserves (including amounts on account of capital expenditures, and to stabilize distributions to Unitholders), and such other amounts as may be considered appropriate by the Holding General Partner.

Investors in Cinram Holding Partnership must satisfy certain documentation requirements to support their eligibility for an exemption from U.S. withholding tax (including, for example, providing the Holding General Partner with certain IRS forms or providing any “qualified intermediary” through which such investor holds its Exchangeable LP Units with documentation upon which such intermediary can rely to treat such investor as not a U.S. Person). Any interest paid by CUSH on the U.S. Note that is allocable to any Special Holder or Substantial Holder may be subject to U.S. withholding tax. To ensure that Cinram Holding Partnership and CUSH comply with this U.S. withholding tax obligation, the LP Partnership Agreement provides that a holder of Exchangeable LP Units must give notice to the board of directors of the Holding General Partner if that holder is or becomes a Special Holder or a Substantial Holder. In the absence of such a notice from a Special Holder or a Substantial Holder, Cinram Holding Partnership may make distributions to a Special Holder or to a Substantial Holder from which the required amounts are not withheld. In such case, CUSH or Cinram Holding Partnership would remain obligated to remit the required amount to the IRS. The LP Partnership Agreement contains provisions that allow Cinram Holding Partnership to recover from a holder of Exchangeable LP Units amounts that should have been but were not withheld from a distribution to such holder. In addition, each holder will, by acquiring an Exchangeable LP Unit, be deemed to agree that it will indemnify the Fund, Cinram Holding Partnership and CUSH for any amount required to be withheld and paid by the Fund, Cinram Holding Partnership or CUSH to any taxing authority. However, there can be no assurance that CUSH, the Fund or Cinram Holding Partnership will be able to recover these amounts in full or at all, which could result in a reduction in Cash Available For Distribution to others. See “Certain U.S. Federal Income Tax Considerations”.
Exchangeable LP Units
Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic equivalent of Units. Holders of Exchangeable LP Units are entitled to receive distributions or advances paid by Cinram Holding Partnership, which distributions or advances will be equal, to the greatest extent practicable, to distributions paid by the Fund to holders of Units. Pursuant to the Arrangement, certificates representing each Exchangeable LP Unit will be issued together with a Special Voting Unit entitling the holder to one vote at all meetings of Unitholders for each Special Voting Unit held, subject to the customary anti-dilution adjustments set out in the Fund Declaration of Trust. Each Exchangeable LP Unit is indirectly exchangeable for one Unit, subject to the customary anti-dilution adjustments set out in the Exchange Agreement and the LP Partnership Agreement and in certain other circumstances. See “Description of the Fund — Take-over Bids”. Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of the Holding General Partner. Exchangeable LP Units may not be transferred except in connection with an exchange for Units or with the consent of the board of directors of the Holding General Partner. The Exchangeable LP Units will not be listed on the TSX or on any other stock exchange or quotation system. Although Exchangeable LP Units are intended, to the greatest extent practicable, to be economically equivalent to Units, there are certain tax consequences to holders of Exchangeable LP Units, some of which may be adverse. Shareholders who intend to elect to receive Exchangeable LP Units in connection with the Arrangement should consult with their tax advisors.
Exchange Rights
Pursuant to the Exchange Rights and the terms of the LP Partnership Agreement, holders of Exchangeable LP Units will be entitled to require Cinram Holding Partnership to exchange any or all of the Exchangeable LP Units held by such holder for an equal number of Units, subject to the customary anti-dilution adjustments set out in the Exchange Agreement. Holders of Exchangeable LP Units may effect such exchange by presenting a certificate or certificates to Cinram Holding Partnership representing the number of Exchangeable LP Units the holder desires to exchange together with such other documents as Cinram Holding Partnership, the Trust and the Fund may require to effect the exchange. Cinram Holding Partnership will deliver or cause the Transfer Agent to deliver the aggregate number of Units for which Exchangeable LP Units are exchanged. Concurrent with the exchange of each Exchangeable LP Unit for a Unit, the related Special Voting Unit will be cancelled.
Pursuant to the Exchange Agreement, the Fund will agree, among other things, to provide the Trust with Units sufficient to allow the Trust to meet its obligations under the Exchange Agreement and the Trust will agree, among other things, to provide Cinram Holding Partnership with Units sufficient to allow Cinram Holding Partnership to meet its obligations under the Exchange Agreement and the LP Partnership Agreement.

Distribution Rights
Distributions or advances to be made to holders of Exchangeable LP Units will be, to the greatest extent practicable, economically equivalent to the cash distributions made to the holders of Units. Without limiting the generality of the foregoing, holders of Exchangeable LP Units will be entitled to receive, subject to applicable law, distributions or advances:
•	in the case of a cash distribution declared on the Units, an amount in cash for each Exchangeable LP Unit corresponding to the cash distribution declared on each Unit; or

•	in the case of a distribution declared on the Units in property (other than (i) cash, (ii) a distribution of Units and immediate consolidation thereafter such that the number of outstanding Units both immediately prior to and following such transaction remains the same), in such type and amount of property as is the same as, or economically equivalent to (as determined by the board of directors of the Holding General Partner, in good faith and in its sole discretion), the type and amount of property declared as a distribution on each Unit.
However, there are consequences related to the ownership of Exchangeable LP Units that differ from the consequences of owning Units. See “Risk Factors”.
Voting Rights
The holders of Class A LP Units will have the right to exercise 100% of the votes in respect of all matters to be decided by the limited partners of Cinram Holding Partnership, and the holders of Exchangeable LP Units will not have the right to exercise any votes in respect of such matters except in certain limited circumstances. The Trust will be the initial holder of Class A LP Units. The holders of Exchangeable LP Units are not entitled, as such, to receive notice of or to attend any meeting of limited partners of Cinram Holding Partnership or to vote at any such meeting. Pursuant to the Arrangement, each of the holders of Exchangeable LP Units will receive one Special Voting Unit for each Exchangeable LP Unit held. Each Special Voting Unit will, initially, entitle the holder to one vote at meetings of Voting Unitholders, subject to the customary anti-dilution adjustments. Each Special Voting Unit is intended to be, to the greatest extent practicable, the voting equivalent of Units and accordingly, will entitle the holders thereof to a number of votes at any meeting of Voting Unitholders equal to the number of Units which may be obtained upon the exchange of the Exchangeable LP Unit (or other Exchangeable Security) to which the Special Voting Unit relates. However, other than voting rights, the holders of Special Voting Units will have no rights (whether as to distributions or otherwise) in respect of the Fund. Special Voting Units will be evidenced only by the certificates representing the Exchangeable LP Units to which they relate and will be non-transferable. Upon exchange of Exchangeable LP Units for Units, the corresponding Special Voting Units will be redeemed for no consideration and cancelled.
Allocation of Net Income and Losses
Income or loss for tax purposes of Cinram Holding Partnership for a particular fiscal year will generally be allocated to each partner in an amount calculated by multiplying the total income or loss for tax purposes to be allocated to the partners by a fraction, the numerator of which is the sum of the cash distributions (or advances) received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions (or advances) made by Cinram Holding Partnership to all partners with respect to that fiscal year (other than distributions which are immediately used to repay advances). The amount of income allocated to a partner may exceed or be less than the amount of cash distributed or advanced by Cinram Holding Partnership to that partner.
Income and loss of Cinram Holding Partnership for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.
Fiscal Year End
The fiscal year end of Cinram Holding Partnership is December 31.

Limited Liability
Cinram Holding Partnership will operate in a manner as to ensure to the greatest extent possible the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. If limited liability is lost by reason of the negligence of the Holding General Partner in performing its duties and obligations under the LP Partnership Agreement, the Holding General Partner has agreed to indemnify each of the limited partners against all claims arising from assertions that each of its liability is not limited as intended by the LP Partnership Agreement. However, since the Holding General Partner has no significant assets or financial resources, this indemnity may have nominal value.
Transfer of LP Units
The Class A LP Units are transferable in accordance with the LP Partnership Agreement or otherwise with the consent of the Holding General Partner and such transfer is also subject to compliance with applicable securities law restrictions, provided that Excluded Shareholders may not acquire or hold a Class A LP Unit. The Exchangeable LP Units are not transferable, except in connection with the exercise of the Exchange Rights or with the consent of the board of directors of the Holding General Partner. In addition, Excluded Persons may not acquire or hold an LP Unit. An LP Unit is not transferable in part, and no transfer of an LP Unit will be accepted by the Holding General Partner, unless a transfer form, duly completed and signed by the registered holder of the LP Unit and the transferee, has been remitted to the registrar and transfer agent of Cinram Holding Partnership. A transferee of an LP Unit will become a partner and will be subject to the obligations and entitled to the rights of a partner under the LP Partnership Agreement on the date on which the transfer is recorded.
Exchange Agreement
The following is a summary description of the material provisions of the Exchange Agreement. This summary is qualified in its entirety by reference to the actual provisions of the Exchange Agreement.
Exchange Rights
The provisions of the Exchange Agreement and the LP Partnership Agreement provide for the Exchange Rights and the deemed exchange of Exchangeable Units in certain circumstances (including where the holder of Exchangeable LP Units has become an Excluded Shareholder or where a pledgee of Exchangeable LP Units under a bona fide financing has delivered a notice of realization). See “— Exchangeable LP Units”.
Commencing on the day that is 90 days following the Effective Date, Exchange Rights may be exercised by a holder of Exchangeable LP Units at any time at its discretion so long as all of the following conditions have been met:
•	the exchange would not jeopardize the Fund’s status as a “mutual fund trust’ under the Tax Act;

•	the exchange would not cause the Fund to breach the restrictions respecting Non-Resident ownership contained in the Fund Declaration of Trust as described in “Description of the Fund — Limitation on Non-Resident Ownership”; and

•	the Fund is legally entitled to issue the Units in connection with the exercise of the Exchange Rights.
Qualification of Units
The Fund is required to make such filings and seek such regulatory consents and approvals as are necessary such that the Units issuable upon the exchange of Exchangeable LP Units will be issued in compliance with applicable securities law in Canada and may be traded freely on the TSX or such other exchange on which the Units may be listed, quoted or posted for trading from time to time.
Excluded Persons
At no time may a holder of partnership units of Cinram Holding Partnership be an Excluded Person. Shareholders or other Persons that acquire Exchangeable LP Units will be required to covenant, agree and undertake to immediately notify the Holding General Partner that the holder of partnership units has become an Excluded Person. The Holding General Partner will be entitled at any time to request from any holder of partnership units of Cinram Holding Partnership evidence that is satisfactory to the Holding General Partner that such holder has not become an Excluded Person. In the event that a holder of partnership units has become an Excluded Person in contravention of the foregoing restrictions, the holder of the Exchangeable LP Units shall be deemed to have ceased to be a partner with effect immediately before the date of contravention and to have exchanged such holder’s Exchangeable LP Units into the applicable number of Units at that time. Any such holder will not be entitled to any distributions from such time.
Meetings
The Holding General Partner may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding Class A LP Units. A quorum at a meeting of partners consists of one or more partners present in person or by proxy.
Amendment
The LP Partnership Agreement may be amended with the prior consent of the holders of at least 66-2/3% of the LP Units entitled to vote thereon voted on at a duly constituted meeting or by a written resolution of partners holding all the LP Units which would have been entitled to vote at a duly constituted meeting (a “Cinram Holding Partnership Special Resolution”), except for certain amendments, which require unanimous approval of holders of LP Units entitled to vote thereon, including: (i) the limited partners changing the liability of any limited partner; (ii) changing the right of a limited partner to vote at any meeting; or (iii) changing Cinram Holding Partnership from a limited partnership to a general partnership.
Notwithstanding the foregoing:
•	no amendment which would adversely affect the rights and obligations of the Holding General Partner, as general partner, may be made without its consent;

•	no amendment which would adversely affect the rights and obligations of any particular partner without similarly affecting the rights and obligations of all other partners may be made without the consent of that partner; and

•	the Holding General Partner may make amendments to the LP Partnership Agreement to reflect: (i) a change in the name of Cinram Holding Partnership or the location of the principal place of business of Cinram Holding Partnership or the registered office of Cinram Holding Partnership; (ii) a change in the governing law of Cinram Holding Partnership to any other province of Canada; (iii) admission, substitution, withdrawal or removal of limited partners in accordance with the LP Partnership Agreement; (iv) a change to create a new class of LP Units in connection with the issuance of convertible debt of the Fund; (v) a change that, as determined by the Holding General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of Cinram Holding Partnership as a limited partnership in which the limited partners have limited liability under applicable laws; (vi) a change that, as determined by the Holding General Partner, is reasonable and necessary or appropriate to enable Cinram Holding Partnership to take advantage of, or not be detrimentally affected by, changes in the Tax Act or other taxation laws; or (vii) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in the LP Partnership Agreement which may be defective or inconsistent with any other provision contained in the LP Partnership Agreement or which should be made to make the LP Partnership Agreement consistent with the disclosure set out in this Circular.
Reimbursement of the General Partner
Cinram Holding Partnership will reimburse the Holding General Partner, as the general partner of Cinram Holding Partnership, for all direct costs and expenses incurred by it in the performance of its duties on behalf of Cinram Holding Partnership, under the LP Partnership Agreement.

DESCRIPTION OF THE HOLDING GENERAL PARTNER
General
The Holding General Partner is a corporation existing under the laws of the Province of Ontario which acts as the general partner of Cinram Holding Partnership. Following Closing, the Fund will own all of the outstanding common shares of the Holding General Partner. The registered office of the Holding General Partner is 2255 Markham Road, Toronto, Ontario M1B 2W3.
Functions and Powers of the Holding General Partner
The Holding General Partner has exclusive authority to manage the business and affairs of Cinram Holding Partnership, to make all decisions regarding the business of Cinram Holding Partnership and to bind Cinram Holding Partnership. The Holding General Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Cinram Holding Partnership and to exercise the care, diligence and skill of a reasonably prudent Person in comparable circumstances. The authority and power vested in the Holding General Partner to manage the business and affairs of Cinram Holding Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of Cinram Holding Partnership, including the ability to engage agents to assist the Holding General Partner to carry out its management obligations or substantially administrative functions. The Holding General Partner cannot dissolve Cinram Holding Partnership or wind up Cinram Holding Partnership’s affairs except in accordance with the provisions of the LP Partnership Agreement.
Withdrawal or Removal of the Holding General Partner
The Holding General Partner may resign on not less than 180 days’ written notice to the limited partners of Cinram Holding Partnership, provided that the Holding General Partner will not resign if the effect would be to dissolve Cinram Holding Partnership.
The Holding General Partner may not be removed as general partner of Cinram Holding Partnership unless: (i) the Holding General Partner has committed a material breach of the LP Partnership Agreement, which breach has continued for 30 days after notice, and that removal is also approved by a Cinram Holding Partnership Special Resolution; or (ii) the shareholders or directors of the Holding General Partner pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of the Holding General Partner, or the Holding General Partner commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the LP Partnership Agreement.
Directors
Two individuals will initially serve as directors of the Holding General Partner. See “Trustees, Directors and Management”.
DESCRIPTION OF CINRAM ULC
Cinram ULC is an unlimited liability corporation incorporated under the Companies Act (Nova Scotia). The registered office of Cinram ULC is Suite 800, Purdy’s Wharf, Tower One, 1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2.
The share capital of Cinram ULC, following the Arrangement, will consist of 1,000,000,000 common shares. Following the completion of the Arrangement, all of the issued and outstanding common shares of Cinram ULC will be owned by Cinram Holding Partnership.
Following completion of the Arrangement, Cinram ULC intends to make monthly cash dividends of its distributable cash for that month, which will consist generally of its EBITA less any estimated cash amounts required for debt service obligations, capital expenditures, other expense obligations, taxes, reserves and such other amounts as may be considered appropriate by the board of directors of Cinram ULC.

Dividends are intended to be paid on or about the 15th day of each calendar month and are intended to be received by Cinram Holding Partnership prior to its related cash distributions to holders of its partnership interests. Cinram ULC may, in addition, pay a dividend at any other time.
DESCRIPTION OF CINRAM LLC
Cinram LLC is a limited liability corporation incorporated under the laws of Delaware. The registered office of Cinram LLC is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.
The capital of Cinram LLC, following the Arrangement, will consist of an unlimited number of membership interests. Following the completion of the Arrangement and the Post-Arrangement Transactions, all of the membership interests of Cinram LLC will be owned by Cinram ULC.
Following completion of the Arrangement, Cinram LLC intends to make monthly cash dividends of its distributable cash for that month, which will consist generally of its cash less any estimated cash amounts required for debt service obligations, capital expenditures, other expense obligations, taxes, reserves and such other amounts as may be considered appropriate by the managers of Cinram LLC.
Dividends are intended to be paid on or about the 15th day of each calendar month and are intended to be received by Cinram ULC prior to its related cash dividends to holders of its shares. Cinram LLC may, in addition, pay a dividend at any other time.
DESCRIPTION OF CINRAM AMALCO
The Corporation is a corporation incorporated under the CBCA. Under the terms of the Arrangement, the Corporation will amalgamate with Newco to form Cinram Amalco. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. The registered office of Cinram Amalco will be 2255 Markham Road, Toronto, Ontario M1B 2W3.
The share capital of Cinram Amalco following completion of the Arrangement will consist of an unlimited number of common shares. Following the completion of the Arrangement, all of the issued and outstanding common shares of Cinram Amalco will be owned by Cinram ULC.
Following completion of the Arrangement, Cinram Amalco intends to make monthly cash dividends of its distributable cash for that month, which will consist generally of its EBITA less any estimated cash amounts required for debt service obligations, capital expenditures, other expense obligations, maintenance capital expenditures, taxes, long-term incentives and other incentive amounts, reserves (including amounts on account of capital expenditures) and such other amounts as may be considered appropriate by the board of directors of Cinram Amalco. The Corporation has made significant capital expenditures from time to time that have allowed it to maintain its competitive position in an evolving industry. Consequently, Cinram Amalco expects to maintain reserves in anticipation of future capital expenditures at levels greater than those maintained by many other income trust issuers in order to allow it to continue to follow its proven business strategy, and that policy will impact the Distributable Cash of the Fund. See “Business of the Corporation — Capital Expenditures”.
Dividends are intended to be paid on or about the 15th day of each calendar month and are intended to be received by Cinram ULC prior to its related cash dividends to holders of its common shares. Cinram Amalco may, in addition, pay a dividend at any other time.
Eleven individuals will serve as directors of Cinram Amalco. See “Trustees, Directors and Management”.
DESCRIPTION OF CUSH
General
CUSH is a corporation incorporated under the laws of Delaware.

The share capital of CUSH, following the Arrangement, will consist of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Following the completion of the Arrangement, all of the issued and outstanding common shares of CUSH will be owned by Cinram Amalco and no preference shares will be outstanding.
Following completion of the Arrangement, CUSH intends to make monthly cash dividends of its distributable cash for that month, which will consist generally of its EBITA less any estimated cash amounts required for debt service obligations, capital expenditures, other expense obligations, maintenance capital expenditures, taxes, long-term incentives and other incentive amounts, reserves (including amounts on account of capital expenditures) and such other amounts as may be considered appropriate by the board of directors of CUSH. The Corporation (which, on a consolidated basis, includes CUSH) has made significant capital expenditures from time to time that have allowed it to maintain its competitive position in an evolving industry. Consequently, Cinram Amalco Corporation (which, on a consolidated basis, will include CUSH) expects to maintain reserves in anticipation of future capital expenditures at levels greater than those maintained by many other income trust issuers in order to allow it to continue to follow its proven business strategy, and that policy will impact the Distributable Cash of the Fund. See “Business of the Corporation — Capital Expenditures”.
Dividends are intended to be paid on or about the 15th day of each calendar month and are intended to be received by Cinram Amalco prior to its related cash dividends to holders of its common shares. CUSH may, in addition, pay a dividend at any other time.
U.S. Note
Following completion of the transactions described under “The Arrangement — Arrangement Steps”, CUSH will be indebted to Cinram LLC in the aggregate principal amount of approximately $886 million pursuant to the U.S. Note. The following is a summary description of the material provisions of the U.S. Note. This summary is qualified in its entirety by reference to the actual provisions of the U.S. Note. A copy of the U.S. Note will be available on the SEDAR website at www.sedar.com.
General
The U.S. Note will be an unsecured subordinated debt obligation of CUSH, and certain existing operating Subsidiaries of CUSH, as well as any future U.S. operating Subsidiary of CUSH (each, a "Guarantor”) will guarantee the U.S. Note on an unsecured subordinated basis to any senior indebtedness (each, a “Guarantee”).
Maturity
The U.S. Note will mature on the tenth anniversary of the date of issuance. On maturity, CUSH will repay the U.S. Note by paying to Cinram LLC, in cash, an amount equal to the principal amount outstanding under the U.S. Note that has then matured, together with accrued and unpaid interest thereon.
Interest
The U.S. Note will bear interest at a rate of 12% per annum from the Effective Date, or from the most recent date to which interest has been paid or provided for, payable monthly in arrears, less any tax required to be withheld, within 15 days following the end of each month (or the next Business Day, if such day is not a Business Day) to holders of record at the close of business on the last Business Day of the preceding month, except that the first such payment shall be on or about June 15, 2006 in respect of the period from the Closing to May 31, 2006 (assuming the Closing occurs on or before May 19, 2006, and if not, then on the next regular distribution date which would be July 15, 2006 if the Closing occurs on or before June 19, 2006).
Redemption
Prior to the fifth anniversary of the Closing, CUSH will not be entitled to redeem the U.S. Note.
On or after the fifth anniversary of the Closing, CUSH may redeem the U.S. Note, at its option, at any time in whole and from time to time in part, upon not less than 30 nor more than 60 days’ notice to Cinram LLC, for cash, at a redemption price (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the U.S. Note redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on the anniversary date of the Closing during the years indicated below:

Year	Percentage
2011	105%
2012	103.3%
2013	101.7%
2014	100%
2015 and thereafter	100%
Notwithstanding the foregoing, CUSH may, at its option, redeem all, but not less than all, of the U.S. Note, at any time upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the U.S. Note plus accrued and unpaid interest to the redemption date, during any period that, for U.S. federal income tax purposes, CUSH: (i) is not, or would not be, in the opinion of U.S. nationally recognized tax counsel, permitted to deduct all or a substantial portion of the interest payable on the U.S. Note from its income; or (ii) is required to withhold or deduct any amount for or on account of taxes from any amounts paid or credited under or with respect to the U.S. Note.
Ranking
The U.S. Note will be unsecured subordinated indebtedness of CUSH and: (i) will be subordinated in right of payment, as set forth in the U.S. Note, to all existing and future senior indebtedness of CUSH and, by virtue of the Guarantees, of all existing and future senior indebtedness of the Subsidiaries of CUSH; and (ii) will rank pari passu with any and all existing and future unsecured indebtedness (including trade payables) of CUSH and, by virtue of the Guarantees, of all existing and future unsecured indebtedness (including trade payables) of the Subsidiaries of CUSH.
Change of Control
Upon a change of control, as defined in the U.S. Note, CUSH will have the obligation to make an offer to repurchase all or any part of the U.S. Note at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of noteholders of record on the relevant record date to receive interest due on the relevant interest payment date).
Certain Covenants
The U.S. Note will contain customary negative covenants for subordinated debt securities, including limitations on the incurrence of indebtedness, limitations on certain restricted payments and distributions, restrictions on transactions with affiliates, restrictions on asset sales and the application of the proceeds thereof, and limitations on the incurrence of liens.
Merger, Consolidation or Sale of Assets
The U.S. Note will provide that neither CUSH nor any Guarantor may enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing corporation or limited liability company resulting therefrom, unless certain conditions are met.
Defaults Under the U.S. Note
The U.S. Note will contain customary Events of Default, including:
(i)	a default in the payment of any interest on the U.S. Note when due and continuing for a period of 30 days;

(ii)	a default in any payment of principal or premium, if any, of the U.S. Note when due;

(iii)	the failure by CUSH or a Guarantor to pay certain indebtedness within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default if the total amount of such indebtedness unpaid or accelerated exceeds $50 million;

(iv)	certain events of bankruptcy, insolvency, reorganization, winding-up or liquidation of CUSH, a Guarantor or certain of their material Subsidiaries;

(v)	CUSH or a Guarantor neglects to observe or perform any other covenant or condition contained in the U.S. Note or the Guarantee, respectively, to be observed or performed by it and CUSH or such Guarantor, if applicable, shall fail to rectify such default within a period of 30 days after receiving notice (or if such default is not capable of rectification with such 30 day period, CUSH or such Guarantor fails to take steps to diligently cure such default within such period of 30 days and fails to rectify such default within an additional period of 30 days thereafter, or unless Cinram LLC shall have agreed to a longer period, and in such event, within the period agreed to by Cinram LLC);

(vi)	CUSH or a Guarantor ceases to, in a material respect, carry on their business except in conjunction with an internal reorganization;

(vii)	the rendering of any judgment or order for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $50 million against CUSH or any Guarantor and either enforcement proceedings thereon have been commenced or there is a period of 30 days during which a stay of proceedings is not in effect;

(viii)	the U.S. Note or any Guarantee therefor cease to be in full force and effect, except as contemplated by the terms thereof, or CUSH or any Guarantor denies or disaffirms its obligations under the U.S. Note or any Guarantee therefor, except as contemplated by the terms thereof;

(ix)	if there occurs a material default by CUSH or any Guarantor under any contract material to the business of CUSH and the Guarantors, taken as a whole, which default is not rectified by CUSH or such Guarantor within the time period specified to rectify the same within the applicable material contract; or

(x)	there occurs any default under or termination or revocation of, any permit material to the business of CUSH and the Guarantors, if such default, revocation or termination would have a material adverse effect on the business, taken as a whole.
Generally, upon the occurrence of an Event of Default, Cinram LLC may, in its discretion, by notice in writing to CUSH, declare the principal of, premium, if any, and interest on the U.S. Note then outstanding and all other monies outstanding under the U.S. Note to be due and payable, but subject always to the terms of the subordination provisions of the U.S. Note.
If an Event of Default occurs and is continuing, all overdue amounts payable on the U.S. Note will bear an additional 2% of interest per annum until such time as the Event of Default has been cured.
Governing Law
The U.S. Note will be governed by, and construed in accordance with, the laws of the State of New York.
SUMMARY OF DISTRIBUTABLE CASH
The following analysis has been prepared by Management on the basis of the information contained in this Circular, more recent financial information available to Management and Management’s estimate of the amount of expenses and expenditures that would have been incurred by the Fund and its Subsidiaries during the 12 months ended December 31, 2005 had the Fund been in existence during such period and had the transactions described under “The Arrangement — Arrangement Steps” been completed at the beginning of that period. This analysis is not a forecast or projection of future results. The actual results of the operations of the Fund and its Subsidiaries for any period, whether before or after Closing, will likely vary from the amounts set forth in the following analysis, and such variations may be material. See “Risk Factors”.
Management believes that, upon completion of the Arrangement, the Fund and its Subsidiaries will incur interest expenses, incremental administrative expenses, taxes and other expenses that will differ from those contained in the historical financial statements of the Corporation and the Fund’s pro forma financial statements that are included elsewhere in this Circular. The Corporation intends to continue to make capital expenditures, to both sustain and grow its business operations, consistent with past practices (see “Business of Corporation — Capital Expenditures”). Although the Corporation does not have firm commitments for all of these costs, expenses and expenditures (including the amount of cash taxes that will be payable under an income trust structure, which will differ from historical cash taxes paid) and, accordingly, the complete financial impact of these items is not objectively determinable, Management believes, based on past experience, that the following represents a reasonable estimate of the amount of Distributable Cash for the 12 months ended December 31, 2005 had the Fund been in existence during such period and had the Arrangement been completed at the beginning of that period:

Twelve months ended
December 31, 2005
(unaudited)
(in thousands of
dollars except per Unit
amounts and foreign
exchange rate)
EBITA(1)	$ 390,883
Management believes that the following items will reduce the amount of Cash Available For Distribution by the Fund:
Interest expense(2)	(52,500)
Cash taxes(3)	(28,500)
Capital expenditures(4)	(120,000)
Scheduled principal repayments(5)	(7,000)

Cash Available for Distribution(1)	$ 182,883
Distributable Cash Holdback (approximately 18% of Cash Available for Distribution)(6)	(32,883)

Cash Distributions (US$)(1)	$ 150,000

Foreign Exchange Rate (C$ per US$1.00)(7)	C$1.1627

Cash Distributions (C$)(1)	C$174,405

Total Cash Distributions per Unit (C$)(8)	C$3.00

Notes:

(1)	EBITA, Distributable Cash (referred to above as Cash Distributions) and Cash Available For Distribution are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITA, Distributable Cash and Cash Available For Distribution may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures” and “Reconciliation of Net Earnings to EBITA”. Management believes that EBITA is an important measure in evaluating the performance of the Corporation and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units and is the appropriate measure from which to make adjustments to determine Distributable Cash.

(2)	Represents $51.5 million estimated interest expense based on borrowings of $700 million under the New Credit Facility on the Effective Date at a swap interest rate of 7.35% (see “New Credit Facility”) and $1 million estimated interest expense on other long-term debt and capital leases.

(3)	Represents Management’s estimate of average annual cash income taxes during the 2006 to 2010 projected time period based on consultations with the Fund’s tax advisors regarding the impact of the Arrangement on the Fund’s tax status.

(4)	Represents Management’s estimate of average annual capital expenditures during the 2006 to 2010 projected time period which are expected to be generally consistent with normalized historical capital expenditure investments. Actual capital expenditures for the 12 months ended December 31, 2005 were $99.8 million. Capital expenditures are comprised of expenditures required to maintain the Corporation’s existing facilities and operations, upgrade systems to adapt to evolving technology, add capacity for new technology, and maintain and improve customer service levels. See “Business of the Corporation — Capital Expenditures”

(5)	Represents 1% principal annual amortization based on borrowings of $700 million under the New Credit Facility.

(6)	Management initially intends to maintain sufficient reserves such that the Fund will payout approximately 82% of its pro forma Cash Available For Distribution. This amount was determined based on Management’s assessment of the appropriate payout ratio for the Fund at this time.

(7)	Based on the noon rate of exchange in Canadian dollars on March 30, 2006 as quoted by the Bank of Canada. See “Distributable Cash of the Fund — Currency Hedging Policy”.

(8)	Calculated on a fully diluted basis, including assuming the exchange of all Exchangeable LP Units.

Management believes that the method of determining Cash Available For Distribution and Distributable Cash presented in this Circular is comparable to cash flow from operating activities before changes in working capital. In addition, the Fund’s method of determining Cash Available For Distribution and Distributable Cash is derived from net earnings, which is a measure recognized under GAAP. Net earnings has been used as the basis for the calculation of Cash Available For Distribution and Distributable Cash because a pro forma statement of cash flow for the Fund is not available; only a pro forma statement of operations is available. This method presents cash that is intended to be distributable based on the results of the relevant period, after adjusting for the items set out in the above table. See “Reconciliation of Net Earnings to EBITA”.
Currency Hedging Policy
The Fund Group will generate cash flows and earn income in U.S. dollars, Euros and Canadian dollars in the ordinary course. The currency mix of cash flows and earnings depends on the geographic source of orders for product and production and other costs and other factors which vary from period to period. Because distributions on the Units and Exchangeable LP Units will be made in Canadian dollars, the Fund Group intends to implement an active hedging strategy to minimize the effects of these fluctuations. However, there can be no assurance that the Fund Group will be able to successfully implement this hedging strategy and actual revenues, expenses and resulting cash flows may vary from Management’s estimates.
The Fund Group will review its currency hedging policy on an ongoing basis. See “Risk Factors — Risks Relating to the Units — Fluctuations in the Exchange Rate May Impact the Amount of Cash Available For Distribution”.
RECONCILIATION OF NET EARNINGS TO EBITA
Because the Fund intends to distribute substantially all of its cash on an ongoing basis, subject to certain restrictions, Management believes that EBITA is an important measure in evaluating the historical performance of the Corporation and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units. However, EBITA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Accordingly, EBITA may not be comparable to similar measures presented by other issuers. Prospective investors are cautioned that EBITA should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as an indicator of the Corporation’s performance, or cash flows from operating activities as a measure of liquidity and cash flow. The Corporation defines and has computed EBITA as described under “Supplemental Disclosure re: Non-GAAP Measures”. The following table reconciles net earnings or losses to EBITA based on the historical consolidated financial statements of the Corporation for the periods indicated.

	Fiscal Period Ended
	December 31, 2005	December 31, 2004
	($ in thousands)
Net Earnings	$ 82,426	$ 75,824
Addback(1)
Income Taxes	$ 34,372	$ 35,909
Investment Income	(932)	(2,436)
Interest Expense	51,148	53,102
Amortization of capital assets	153,871	146,697
Amortization of intangible assets and deferred financing fees	69,998	73,038

EBITA(2)	390,883	382,134

Notes:

(1)	Addbacks are derived from the financial statements of the Corporation incorporated by reference into this Circular.

(2)	EBITA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, EBITA may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures”. Management believes that EBITA is a useful supplemental measure in evaluating the performance of the Corporation and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units.

SELECTED FINANCIAL AND OPERATING INFORMATION
The following selected consolidated financial and operating information of the Corporation has been derived from, and should be read in conjunction with, the historical financial statements of the Corporation and Management’s discussion and analysis of financial condition and results of operations incorporated by reference into this Circular.

	Fiscal Period Ended
	December 31, 2005	December 31, 2004
	($ in thousands)
Statement of Earnings Data
Revenue Segments
Home Video	$ 1,081,099	$ 1,090,543
Audio/ROM	327,706	324,326
Printing	234,044	225,388
Distribution	290,273	208,376
Other	164,958	178,005

Total Revenue	2,098,080	2,026,638
Earnings from Operations	167,014	162,399
Net Earnings	82,426	75,824
EBITA(1)	390,883	382,134

Note:

(1)	EBITA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, EBITA may not be comparable to similar measures presented by other issuers. See “Supplemental Disclosure re: Non-GAAP Measures”. Management believes that EBITA is a useful supplemental measure in evaluating the performance of the Corporation and/or the Fund and in determining whether to approve the Arrangement Resolution and acquire Units and/or Exchangeable LP Units. See “Reconciliation of Net Earnings to EBITA”.
NEW CREDIT FACILITY
Capitalized terms used in this section and not otherwise defined have the meanings set forth in the New Credit Facility.
Cinram Amalco, CUSH, Cinram Inc. and Ivy Hill, as borrowers, have arranged for the New Credit Facility with a syndicate of financial institutions in the form of a five year $700 million secured term loan facility ($700 million of which is expected to be drawn at Closing), five year secured revolving credit facilities of up to an aggregate of $150 million (none of which is expected to be drawn at Closing) and incremental secured term or revolving credit facilities of up to an aggregate of $150 million (none of which is expected to be drawn at Closing, and each draw on such incremental facilities is to be made in accordance with certain terms and conditions set out in the New Credit Facility). The New Credit Facility will be unconditionally guaranteed by Cinram ULC, Cinram LLC, Cinram Amalco and each existing and each subsequently acquired or organized Subsidiary of Cinram Amalco, with certain exceptions to be agreed upon (collectively, the “Guarantors”). The obligations in respect of the New Credit Facility will be secured by substantially all of the assets of each of Cinram ULC, Cinram LLC and Cinram Amalco and each other Guarantor, including: (a) a perfected first-priority pledge of: (i) all the capital stock of Cinram LLC, Cinram Amalco and each Subsidiary Guarantor; (ii) the U.S. Note; and (iii) all the capital stock and all other intercompany indebtedness held by Cinram ULC, Cinram LLC, Cinram Amalco or any other Guarantor of each existing and subsequently acquired or organized Subsidiary of Cinram Amalco; (b) perfected first-priority security interests in blocked collateral accounts maintained with the administrative agent under the New Credit Facility (or other financial institutions that have entered into customary control arrangements with the administrative agent) into which all cash and cash equivalents of Cinram ULC and Cinram LLC will be deposited pending application to permitted purposes; and (c) perfected first-priority security interests in, and mortgages on, all tangible and intangible assets of Cinram ULC, Cinram LLC, Cinram Amalco, each other borrower and each other Guarantor, with certain exceptions to be agreed upon.
Loans under the New Credit Facility will bear interest at a rate fixed on the date of Closing based upon the debt ratings and outlooks assigned to the New Credit Facility on the date of Closing and equal to: (i) Adjusted LIBOR for loans denominated in U.S. Dollars; or (ii) for loans denominated in U.S. Dollars, the higher of: (A) the prime rate of the affiliated U.S. bank of the lead lender; and (B) the U.S. federal funds effective rate (and for loans denominated in pounds Sterling, Euros, Canadian Dollars and bankers’ acceptances, at comparable pricing levels), plus an applicable margin to those rates. If there is an event of default under the New Credit Facility, the default rate of interest will be the applicable interest rate plus 2% per annum. Optional prepayments of borrowings under the New Credit Facility, and optional reductions of the unutilized portion of the revolving portion of the New Credit Facility, will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to payment of breakage costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period. The borrowers under the New Credit Facility will be required to offer to prepay or cash collateralize certain amounts under the New Credit Facility upon the occurrence of prescribed events.
The New Credit Facility will contain customary representations, warranties, covenants (including restrictions on incurring additional indebtedness and liens), conditions to funding and events of default. Among other things, cash distributions will only be permitted in any month so long as: (a) no default or event of default under the New Credit Facility shall have occurred and be continuing; (b) the sum of the unrestricted cash on hand plus any unutilized amounts under the revolving portion of the New Credit Facility is at least equal to $37.5 million; and (c) the total leverage ratio is not greater than 2.50 to 1.00. Any change of control is an event of default under the New Credit Facility. The New Credit Facility will contain restrictive covenants that will limit the discretion of management with respect to certain business matters. The New Credit Facility will also be subject to the following financial covenants:
(i)	a minimum interest coverage ratio of 4.00:1.00;

(ii)	a maximum total leverage ratio of 2.75:1.00;

(iii)	maximum capital expenditures of $150 million per annum (subject to customary carryover rights); and

(iv)	a minimum amount of unrestricted cash and cash equivalents and available commitments under the revolving portion of the New Credit Facility at all times of $37.5 million.
The amounts owing under the New Credit Facility and any interest thereon will be payable in priority to any cash distributions to holders of Units and Exchangeable LP Units.
TRUSTEES, DIRECTORS AND MANAGEMENT
Trustees, Directors and Officers
Following completion of the Arrangement, the Fund’s board of Trustees will consist of five members. In addition, the board of directors of Cinram Amalco will consist of six members, all of whom are presently members of the Corporation’s Board of Directors. See “Annual Meeting Matters — Election of Directors” and “Statement of Corporate Governance Practices”. The following table sets out, for each of the Trustees of the Fund and directors of Cinram Amalco and the Holding General Partner, the person’s name, jurisdiction of residence, date on which he became a director of the Corporation, position with the Fund and/or Cinram Amalco and current principal occupation.

Position
Name and Jurisdiction	Director of	with	Position with	Current
of Residence	Corporation Since	Fund	Cinram Amalco	Principal Occupation
Henri A. Aboutboul(3F) London, United Kingdom	November 19, 1986	Trustee	—	Non-Executive Chairman of the Board, Cinram International Inc.

Robert B. Jamieson	August 4, 2005	—	Director	Consultant
Connecticut, USA

Norman May, Q.C.(2F)(2C)	December 1, 1985	Trustee	Director	Partner,
Ontario, Canada				Fogler, Rubinoff LLP

Position
Name and Jurisdiction	Director of	with	Position with	Current
of Residence	Corporation Since	Fund	Cinram Amalco	Principal Occupation
Nadir H. Mohamed, CA(1)(2F*)(3F*)(3C*)(4) Ontario, Canada	September 25, 2003	Trustee	Director	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.

Isidore Philosophe Ontario, Canada	August 29, 1969		Director	Chief Executive Officer, Cinram International Inc

John R. Preston, CPA(3C)(5) Florida, USA	September 25, 2003	—	Director	Vice-President, Finance and Administration, Southern Wine & Spirits of America Inc.

Lewis Ritchie, CA(5) Ontario, Canada	June 1, 1985	—	Chief Financial Officer, Executive Vice-President, Finance and Administration and Secretary	Chief Financial Officer, Executive Vice-President, Finance and Administration and Secretary, Cinram International Inc.

Michael P. Sherman(2C*) New York, USA	August 4, 2005	—	Director	Consultant to the Direct Marketing Industry

Peter G. White(1*)(3F) (4) Alberta, Canada	June 12, 1997	Trustee	—	President, Peter G. White Management Ltd.

Thomas A. Di Giacomo (1) Ontario, Canada	—	Trustee	—	President, Tadico Limited, an investment company

Notes:

(1)	Member of the Audit Committee of the Fund.

(2)	Member of the Corporate Governance and Nominations Committee of the Fund (2F) or Cinram Amalco (2C).

(3)	Member of the Compensation Committee of the Fund (3F) or Cinram Amalco (3C).

(4)	Trust Trustee.

(5)	Member of the board of directors of the Holding General Partner.

*	Committee Chair.
All of the Trustees and directors have held the positions listed in the table above within the preceding five years other than as set out under “Annual Meeting Matters — Election of Directors”.
Cinram Amalco’s executive officers will also be unchanged from the present. The following table sets out, for each of the officers of Cinram Amalco, the person’s name, jurisdiction of residence and position with Cinram Amalco.

Name and Jurisdiction of Residence	Position
Isidore Philosophe	Chief Executive Officer
Ontario, Canada

Lewis Ritchie, CA	Chief Financial Officer, Executive Vice-President, Finance and Administration and Secretary
Ontario, Canada

David Rubenstein	President and Chief Operating Officer
Florida, USA

David Locksley	Chief Information Officer
Ontario, Canada

Name and Jurisdiction of Residence	Position
Jaime Ovadia Florida, USA	President, Cinram U.S. & Latin America; Executive Vice-President, Worldwide Theatrical Home Video

Jacques Philosophe	Executive Vice-President
Ontario, Canada

Monique Rabideau	Assistant Secretary
Ontario, Canada

John Tino	Vice-President, Finance, Director, Financial Reporting and Treasurer
Ontario, Canada

Marcel Tuchner	Executive Vice-President, Manufacturing and Engineering
Ontario, Canada
The term of office for each of the Trustees will expire at the time of the next annual meeting of Voting Unitholders. Trustees will be elected at each annual meeting of Voting Unitholders.
Governance
Committees of the Boards
Each of the board of Trustees of the Fund and the board of directors of Cinram Amalco will have a governance and nominations committee and a compensation committee and the Fund will have an audit committee. See “Statement of Corporate Governance Practices”. All committees of the Fund will be comprised of a majority of Canadian residents.
Audit Committee
The Fund will have an audit committee that will be comprised of three members, all of whom are independent and financially literate for the purposes of Multilateral Instrument 52-110. The audit committee will be responsible for the oversight and supervision of the accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors will report directly to the audit committee. In addition, the audit committee will be responsible for directing the auditors’ examination of specific areas and for recommending to the board of Trustees the selection of independent auditors.
Compensation Committee
The Compensation Committee of each of the Fund and Cinram Amalco will be comprised of three members, at least two of whom are independent for purposes of applicable securities laws. The Compensation Committee will make recommendations to the board regarding the compensation policies and practices that apply to the CEO and other members of senior management, the Trustees and the board, as applicable.
Governance and Nominations Committee
The Governance and Nominations Committee of each of the Fund and Cinram Amalco will be comprised of two members, at least one of whom is independent for purposes of applicable securities laws. The Governance and Nominations Committee will make recommendations to the board regarding best governance practices, the hiring of executive members of management and the appointment or election of Trustees and directors, as applicable.
Remuneration of the Trustees and Directors
Compensation for each of the non-management Trustees and for each of the non-management directors of Cinram Amalco will be C$50,000 per year and C$1,500 per meeting for attending board or committee meetings. The chairman of the board, the chair of the audit committee and the chair of each other committee will receive additional remuneration of C$130,000, C$10,000 and C$5,000, respectively, per year and each committee member will receive an additional C$3,000 per year. Trustees and directors will also be reimbursed for out-of-pocket expenses for attending board and committee meetings. Trustees and directors will participate in the insurance and indemnification arrangements described below under “- Insurance Coverage for the Fund and Related Entities and Indemnification”. No directors compensation will be paid to directors of Cinram Amalco who are also serving as Trustees, other than additional meeting fees where meetings are not held concurrently.
Liability of Trustees
The Fund Declaration of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Voting Unitholder or any other Person, in tort, contract or otherwise, for: any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Fund incurred by reason of the sale of any asset; for the loss or disposition of money or securities; or any action or failure to act of any other Person to whom the Trustees have delegated any of their duties under the Fund Declaration of Trust; or for any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by any Person to perform its duties under or delegated to it, under the Fund Declaration of Trust), unless, in each case, such liabilities arise out of a breach of the Trustees’ standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the Fund Declaration of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the Fund Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the Fund Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the Fund’s assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund or the Fund’s assets.
Insurance Coverage for the Fund and Related Entities and Indemnification
The Fund intends to obtain or cause to be obtained a policy of insurance for the Trustees of the Fund and for the trustees, directors and officers of the Fund Group. The initial aggregate limit of liability applicable to the insured trustees, directors and officers under the policy will be $50 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified any such trustees, directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund, or any of its Subsidiaries and their respective trustees, directors and officers. The total limit of liability will be shared among the Fund, its respective subsidiaries and their respective trustees, directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.
The constating documents of each member of the Fund Group (where applicable) provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Fund Declaration of Trust and the Trust Declaration of Trust also provide for the indemnification of the Trustees and officers of the Fund and the trustees and officers of Trust, respectively, from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations.
Unit Option Plan
If the Arrangement Resolution is approved and completed, all Options issued and outstanding pursuant to the Stock Option Incentive Plan will be exchanged for Fund Options that will be the economic equivalent of the exchanged Options (except that the Fund Options can be exercised to purchase Units, as opposed to Shares). See “The Arrangement — Treatment of Options”. No further Options or Fund Options will be granted following the Effective Date. The terms of the Fund Options will be substantially similar to the terms of the Options under the Stock Option Incentive Plan as described below.
Stock Option Incentive Plan
The Stock Option Incentive Plan was adopted to attract, retain, motivate and compensate persons who are integral for the growth and success of the Corporation. The Stock Option Incentive Plan is administered by the Board of Directors and provides for the grant of options to purchase Shares to eligible directors, officers and full time employees of the Corporation or its Subsidiaries. The Stock Option Incentive Plan provides that the aggregate number of Shares reserved for issuance pursuant to all Options granted to any one optionee shall not exceed 5% of the number of Shares outstanding on a non-diluted basis at the time of grant. In addition, the Stock Option Incentive Plan provides that the issuance to any one insider and such insider’s associates, within a one-year period, of Shares on the exercise of Options may not exceed 5% of the outstanding Shares at the time of grant and the issuance to all insiders, within a one-year period, of Shares on the exercise of Options may not exceed 10% of the outstanding Shares at the time of grant. The Board shall also limit the number of Shares subject to Options that may be granted to an eligible participant who is a director of the Corporation or one of its Subsidiaries but not an employee or officer of the Corporation or one of its Subsidiaries to a maximum of 10,000 per fiscal year. As of the date hereof, the Corporation has outstanding Options to purchase an aggregate of 1,230,768 Shares (being 2.2% of the outstanding Shares). The Options are held by various directors, officers and employees of the Corporation and its Subsidiaries and are non-assignable.
The Stock Option Incentive Plan provides flexible vesting, completely at the discretion of the Board of Directors. Under the Stock Option Incentive Plan, the Board of Directors determines the term of any Options granted, which shall not be for less than one year and not more than ten years from the date of grant. The expiration of any Option will be accelerated if the optionee’s employment or other relationship with the Corporation or a Subsidiary terminates and the optionee has 30 days from the date of such event to exercise all existing options, with exceptions being made wherever termination occurs for cause or death. The exercise price of an Option is set by the Board of Directors at the time of grant and any exercise price set by the Board of Directors may not be less than the market price (in Canadian dollars) of the Shares on the TSX at the time of the granting of such Option.
Where there is a take-over bid to acquire the Shares or the Corporation enters into an agreement providing for the sale of all or substantially all of the assets of the Corporation such that, following completion of such sale, the Corporation will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all Options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their Options in whole or in part, regardless of vesting.
The Stock Option Incentive Plan provides that appropriate adjustments in the number of Shares and in the exercise price per Share, relating to Options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Shares resulting from any subdivisions, consolidations or reclassifications of the Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital structure of the Corporation. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Shares are then listed for trading (including, if required by any such stock exchanges, approval of the Shareholders).
The Board may amend, vary or discontinue the Stock Option Incentive Plan at any time either prospectively or retrospectively; provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the plan, change the manner of determining the exercise price, extend the term of any Option beyond 10 years from the date of the granting of such Option, extend the period during which Options may be granted or, without the prior written consent of the optionee, alter or impair any Option previously granted to an optionee under the Stock Option Incentive Plan. Any such amendment, variance or discontinuance of the Stock Option Incentive Plan shall be subject to the approval thereof by such stock exchanges on which the Shares are then listed for trading.
Long-term Incentive Plan
The officers and key employees of the Fund Group will be eligible to participate in the Fund’s Long-term Incentive Plan (the “LTIP”) as recommended by the Compensation Committee of the Fund and approved by the Trustees of the Fund. The objectives of the LTIP are:
•	to align the interests of senior management and Unitholders by rewarding management for maintaining or increasing cash distributions of the Fund; and

•	to attract, retain and motivate management talent.
At the beginning of each performance cycle (being, generally, a period of one calendar year commencing on January 1st of each year, a “Performance Cycle”), the Compensation Committee will recommend a target incentive award

(usually a specified percentage of base salary, expressed in dollars, an “Incentive Award”) for each level of participant, taking into account, among other things, competitive market practices. In order to be eligible for an Incentive Award, certain performance criteria must be satisfied for the relevant Performance Cycle. The performance criteria are that annual Distributable Cash and EBITA of the Fund during the relevant Performance Cycle must equal or exceed established benchmarks.
If the performance criteria are satisfied, the participant will be eligible to receive an Incentive Award, the amount of which will be determined based on the Fund’s financial performance during the Performance Cycle in relation to a target (the “Performance Measure”) for the relevant Performance Cycle as determined by the Compensation Committee. The Performance Measure will be based on Cash Available for Distribution. If the Fund achieves the target Performance Measure, the participant will receive 100% of his or her target Incentive Award, subject as hereinafter provided. To the extent the Fund exceeds or does not achieve the target Performance Measure, the participant’s Incentive Award will be increased or decreased proportionally in accordance with a formula. The Trustees may, in their sole discretion, adjust up or down an Incentive Award otherwise payable to take into account individual performance, unusual and unforeseen business circumstances and other relevant factors.
For grants under the LTIP, one-third of an Incentive Award will vest and be paid shortly after the end of the relevant Performance Cycle while the balance will vest and be paid in equal amounts on each of the first two anniversaries. Amounts paid on such later dates will be increased by any cash distributions made by the Fund on the Units after the end of the Performance Cycle. The Compensation Committee may, in its discretion, elect to pay participants amounts due to them in cash or in Units (issued from treasury (at a value equal to the closing price per Unit on the TSX on the applicable vesting date) or acquired in the market) or a combination thereof.
The aggregate number of Units which may be issued from treasury under the LTIP is limited to 4,000,000, (being 7.0% of the outstanding Units and Exchangeable LP Units, in the aggregate, immediately following Closing) subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, as may be determined by the Trustees, or as may otherwise be permitted by applicable law and the rules and policies of any stock exchange or market on which the Units are then listed.
The LTIP provides that the aggregate number of Units reserved for issuance from treasury under the LTIP and any other Unit compensation arrangement of the Fund: (a) shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and (b) to any participant shall not exceed 5% of the aggregate number of Units outstanding on the date of grant. The aggregate number of Units which may be issued from treasury, within a one-year period, pursuant to the LTIP and any other Unit compensation arrangement of the Fund: (i) to insiders (as such term is defined in the Securities Act (Ontario)), shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and (ii) to any one insider, together with such insider’s associates, shall not exceed 5% of the aggregate number of Units outstanding on the date of grant, in each case, excluding Units issued pursuant to Unit compensation arrangements of the Fund over the preceding one-year period.
Following Closing, the Trustees may terminate, modify or amend the LTIP at any time in such manner and to such extent as they deem advisable, subject to applicable corporate, securities and tax law requirements and the requirements (including, if necessary, approval of Voting Unitholders) of any stock exchange or market on which the Units are then listed, provided that any such action may not adversely affect any entitlement accrued under the LTIP to such date. Notwithstanding the foregoing, without approval of the holders of Voting Units, no amendment to the LTIP shall increase the number of Units issuable from treasury under the LTIP or change the manner of determining the value of a Unit thereunder. A participant may not assign or transfer any right or interest in the LTIP, except that payment may be made to a designated beneficiary on the death of such participant. All unvested Incentive Awards are forfeited by a participant on the date he or she ceases to be employed by the Fund Group, except in the case of death, disability, retirement or non-renewal of the term of any written employment agreement at the election of the applicable member of the Fund Group.
At the Meeting, if the Arrangement Resolution is passed, Shareholders will be asked to approve the adoption of the LTIP as described above by passing an ordinary resolution. See “Quorum and Percentage of Votes Necessary to Pass Resolutions — Approval of Long-term Incentive Plan”. Management recommends that Shareholders vote in favour of approving the LTIP.

Deferred Unit Plan
In order to align more closely the interests of trustees and directors with those of Unitholders, the Fund will implement a deferred unit compensation plan (the “Deferred Unit Plan”). The Deferred Unit Plan will provide for the grant to non-management Trustees of the Fund and non-management directors of Cinram Amalco (the “Eligible Participants”) of deferred trust units (“Deferred Units”).
Pursuant to the Deferred Unit Plan, each Eligible Participant will be entitled to elect in advance to have all or a portion of his or her annual retainer (beyond the mandatory amount and subject to the limitations set out below) and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management Trustees and non-management directors of Cinram Amalco will be required to elect to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the Eligible Participant in lieu of cash payment of remuneration based on the market value of the Units at the time of the allocation.
Additional Deferred Units will be granted to Eligible Participants holding Deferred Units based on cash distributions paid by the Fund on the Units. The number of Deferred Units granted to such an Eligible Participant will be calculated by multiplying the aggregate number of Deferred Units held by the Eligible Participant on the record date for a distribution by the amount of such distribution paid by the Fund on one Unit and dividing the result by the market price of a Unit on the date the distribution is paid.
The Deferred Unit Plan will provide that once an Eligible Participant ceases to be a Trustee of the Fund and/or a director, officer or employee of Cinram Amalco (and any of their respective Subsidiaries), he or she will be entitled to receive a number of Units equal to the fair market value of the number of Deferred Units held at the time of retirement (net of any applicable withholding taxes). The Fund intends to fulfil any obligation to deliver Units under the Deferred Unit Plan by issuing Units from treasury (at a value equal to the closing price per Unit on the TSX on the applicable redemption date). Notwithstanding the foregoing, without approval of the holders of Voting Units, no amendment to the Deferred Unit Plan shall increase the number of Units issuable from treasury under the Deferred Unit Plan or change the manner of determining the value of a Unit thereunder.
The aggregate number of Units which may be issued from treasury under the Deferred Unit Plan is limited to 300,000 (being 0.5% of the outstanding Units and Exchangeable LP Units, in the aggregate, immediately following Closing), subject to increase or decrease by reason of amalgamation, rights offerings, reclassifications, consolidations or subdivisions, or as may otherwise be permitted by applicable law and the rules and policies of any stock exchange or market on which the Units are then listed.
The Deferred Unit Plan provides that the aggregate number of Units reserved for issuance from treasury under the Deferred Unit Plan and any other Unit compensation arrangement of the Fund: (a) shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and (b) to any Eligible Participant shall not exceed 5% of the aggregate number of Units outstanding on the date of grant. The aggregate number of Units which may be issued from treasury, within a one-year period, pursuant to the Deferred Unit Plan and any other Unit compensation arrangement of the Fund: (i) to insiders (as such term is defined in the Securities Act (Ontario)), shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and (ii) to any one insider, together with such insider’s associates, shall not exceed 5% of the aggregate number of Units outstanding on the date of grant, in each case, excluding Units issued pursuant to Unit compensation arrangements of the Fund over the preceding one-year period.
The Trustees may amend or terminate the Deferred Unit Plan, subject to applicable corporate, securities and tax law requirements and the requirements (including, if necessary, approval of Voting Unitholders) of any stock exchange or market on which the Units are then listed, but no amendment or termination will, without the consent of the Eligible Participant or unless required by law, adversely affect the rights of an Eligible Participant with respect to Deferred Units to which the Eligible Participant is then entitled under the Plan.
At the Meeting, if the Arrangement Resolution is passed, Shareholders will be asked to approve the adoption of the Deferred Unit Plan as described above by passing an ordinary resolution. See “Quorum and Percentage of Votes

Necessary to Pass Resolutions — Approval of Deferred Unit Plan”. Management recommends that Shareholders vote in favour of approving the Deferred Unit Plan.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the best of the knowledge of the Corporation, no director or officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or has been: (a) within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (c) subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, except for Peter G. White as described below.
To the best of the knowledge of the Corporation, no director or officer of the Corporation, or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the past ten years, been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to any instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, except for Peter G. White as described below.
Peter G. White was a director and officer of each of Hollinger Inc., Argus Corporation, The Ravelston Corporation Limited (“Ravelston”) and Ravelston Management Inc. (“RMI”). Ravelston is an insider of each of Hollinger Inc., Hollinger International Inc. and Argus Corporation and RMI is a wholly-owned Subsidiary of Ravelston. In June 2004, the Ontario Securities Commission and various other Canadian securities regulatory authorities issued cease trade orders prohibiting certain current and former directors, officers and insiders of Hollinger Inc., Hollinger International Inc. and Argus Corporation, including Peter G. White, from trading in securities of such companies, subject to certain exceptions. Such cease trade orders remain in place and will continue to remain in place until two full business days after each of such company’s required filings with applicable Canadian regulators are brought up to date in compliance with applicable Canadian securities law (which, the best of the knowledge of the Corporation, occurred with respect to Hollinger International Inc. in January 2006). In addition, on April 20, 2005, Mr. Justice James Farley of the Court issued two orders by which Ravelston and RMI were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the “Receivership Order”); and (ii) granted protection pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Order”). Pursuant thereto, a receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies. The Receivership Order and the CCAA Order are each currently in effect. Furthermore, on June 8, 2005, Mr. Justice Colin Campbell of the Court ordered that Peter G. White be removed as a director of Hollinger Inc. effective immediately. The removal had been requested by the independent directors of Hollinger Inc.
Pursuant to an order of the Court, Ernst & Young Inc. was appointed as inspector pursuant to subsection 229(1) of the CBCA to conduct an investigation of certain of the affairs of Hollinger Inc. The mandate of Ernst & Young Inc. is principally to investigate and report to the Court upon the facts in relation to any “related party transaction” (as defined in the Court order) between Hollinger Inc. (including any of its subsidiaries, other than Hollinger International Inc. or its subsidiaries), and a “related party” for the period January 1, 1997 to the date of the order. Although various interim reports of Ernst & Young Inc. have been filed with the Court, a final report of Ernst & Young Inc. has not been filed with the Court as of the date of this Circular.
Further information with respect to the matters identified above may be found on the SEDAR website at www.sedar.com under the filings for Hollinger Inc., Hollinger International Inc. and Argus Corporation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Fogler, Rubinoff LLP and Goodmans LLP, co-counsel to the Corporation and the Fund, the following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to holders of Shares who at all relevant times, for purposes of the Tax Act, are resident or are deemed to be resident in Canada, hold their Shares (and, following Closing, will hold their Units) as capital property and deal at arm’s length and are not affiliated with the Corporation or the Fund. Generally, Shares and Units will be considered to be capital property to a Shareholder or Unitholder, as applicable, provided that the Shareholder or Unitholder does not hold the Shares or Units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders or Unitholders who might not otherwise be considered to hold their Shares or Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.
This summary is not applicable to a Shareholder or Unitholder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), a “specified financial institution” or a Shareholder or Unitholder an interest in which is a “tax shelter investment” (all as defined in the Tax Act). In addition, this summary does not describe the Canadian federal income tax consequences of acquiring, holding or disposing (including pursuant to the Exchange Rights) of Exchangeable LP Units and does not address the deductibility of interest by a Unitholder who has borrowed money to acquire Units.
This summary is based upon the facts set out in this Circular, the provisions of the Tax Act in force on the date of this Circular and counsels’ understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Tax Proposals”). There can be no assurance that any of the Tax Proposals will be implemented in their current form or at all. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative or assessing practices and policies of the CRA. In addition, this summary does not take into account any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Circular.
This summary is of a general nature only, it is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. No advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Moreover, the income or other tax consequences will vary depending on the Shareholder’s or Unitholder’s particular circumstances, including the province or provinces in which the Shareholder or Unitholder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder or Unitholder. Shareholders or Unitholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.
The Arrangement
Exchange of Shares for Units
On the exchange of Shares for Units, a Shareholder who exchanges Shares for Units will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Shares so exchanged. For this purpose, the proceeds of disposition will be the fair market value at the time of the exchange of the Units received. See the discussion below under “Taxation of Unitholders — Taxation of Capital Gains and Capital Losses”.
The cost of the Units received in exchange for the Shares will be equal to the fair market value of the Units at the time of the exchange.

Transfer of Shares to Cinram Holding Partnership
Pursuant to the Plan of Arrangement, Shareholders who are not Excluded Shareholders may, in certain circumstances, elect to transfer all or a portion of their Shares to Cinram Holding Partnership for consideration including Exchangeable LP Units. For certain Shareholders, transferring Shares to Cinram Holding Partnership for consideration including Exchangeable LP Units may, based on their particular circumstances, provide for certain tax benefits. However, the use of such election is complicated and may not be appropriate for all Shareholders. Certain risks, which are not discussed herein, are associated with such an election and the holding of Exchangeable LP Units. No opinion has been requested or obtained by the Corporation as to the tax consequences to a particular Shareholder of acquiring or holding Exchangeable LP Units and the Corporation provides no representation as to the tax consequences of any such election or the acquisition or holding of Exchangeable LP Units. Shareholders who are considering receiving Exchangeable LP Units should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the acquiring, holding and disposing of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. See “Description of Cinram Holding Partnership” and “Risk Factors”.
For Shareholders that elect to receive Exchangeable LP Units, Cinram Holding Partnership will make a joint election under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial or territorial tax legislation) with such Shareholders at the amount elected by the Shareholders, subject to the limitations under the Tax Act (or any applicable provincial tax legislation). Notwithstanding the foregoing, the amount agreed to in such joint election may not be less than the fair market value of the Ancillary Rights. Consequently, in certain circumstances a Shareholder may realize a capital gain on the transfer of Shares to Cinram Holding Partnership. See “Risk Factors”. Neither the Holding General Partner nor Cinram Holding Partnership will be responsible for the proper completion or filing of any such tax election and the Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages and late filing penalties resulting from the failure by such Shareholders to properly complete or file a tax election form in the form and manner and within the time prescribed by the Tax Act (or any provincial or territorial legislation). The Holding General Partner and Cinram Holding Partnership agree only to execute any properly completed election and to forward such election by mail (within 30 days after the receipt thereof by Cinram Holding Partnership) to the applicable Shareholder. With the exception of the execution of the election by the Holding General Partner, compliance with the requirements for a valid election will be the sole responsibility of the Shareholder making the election. The completion of an election is complicated and Shareholders should consult their own legal and tax advisors in order to properly complete an election in the appropriate circumstances.
In order to make an election, a Shareholder must first complete and return a Letter of Transmittal and Election Form with all required information to the Depositary by the Election Deadline to elect to exchange all or a portion of their Shares for Exchangeable LP Units and to receive the tax election package associated therewith from the Depositary. A Shareholder must then provide to Cinram Holding Partnership two signed copies of the necessary tax election forms within 60 days following the Effective Date duly completed with the details of the number of the Shares transferred and the applicable elected amount for the purposes of the election (provided that such elected amount may not be lower than the elected amount set out in the Letter of Transmittal and Election Form). The forms will be returned to such Shareholder, signed by the Holding General Partner, for filing by the Shareholder with the CRA (or the applicable provincial or territorial tax authority). Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. The Holding General Partner will also make a provincial or territorial joint election with a Shareholder under the provision of any relevant provincial or territorial income tax legislation with similar effect to subsection 97(2) of the Tax Act. Shareholders should consult their own legal and tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority. It will be the sole responsibility of each Shareholder who wishes to make such an election to obtain the necessary provincial or territorial election forms and to submit such forms for execution to Cinram Holding Partnership.
In order for the CRA (and, where applicable, any provincial or territorial taxing authority) to accept a tax election without a late filing penalty being paid by the Shareholder, the election must be received by such revenue authorities on or before a certain date. It is the sole responsibility of a Shareholder that elects to transfer Shares to Cinram

Holding Partnership to determine when an election must be filed with the CRA or other applicable provincial or territorial taxing authority. Shareholders should consult their own legal and tax advisors to determine the applicable filing due date. However, regardless of such deadline, the tax election forms of a Shareholder must be received by Cinram Holding Partnership within 60 days following the Effective Date.
Any Shareholder who does not ensure that the Depositary has received a duly completed Letter of Transmittal and Election Form on or before the Election Deadline, will not be able to benefit from an election to receive Exchangeable LP Units. In such circumstances, the Shareholder will be deemed to not have elected to receive Exchangeable LP Units and will receive the applicable number of Units for their Shares. Furthermore, any Electing Shareholder will only be able to file a tax election if such election has been duly completed and delivered to Cinram Holding Partnership in the manner described herein and is consistent with the information provided in the Letter of Transmittal and Election Form. Accordingly, all Shareholders who wish to enter into an election with Cinram Holding Partnership should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal and Election Form.
Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.
Dissenting Shareholder
A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by the Corporation the fair value of the Shares held by such Shareholder determined as of the appropriate date. See “The Arrangement — Dissenting Shareholders’ Rights”. Although the matter is not free from doubt, it appears that such Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) exceeds the paid-up capital of the Shares held by such Shareholder at that time. The taxation of dividends is described below under “Taxation of Unitholders — Fund Distributions”. Where the Dissenting Shareholder is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not as a dividend. The Shareholder will also be considered to have disposed of the Shares. For purposes of determining the Shareholder’s capital gain (or a capital loss), the proceeds of disposition will be equal to the amount received less the amount of any deemed dividend referred to above and interest awarded by the Court. The taxation of capital gains and capital losses is described below under “Taxation of Unitholders — Taxation of Capital Gains and Capital Losses”. Interest awarded to a Dissenting Shareholder by the Court will be included in the Shareholder’s income for the purposes of the Tax Act. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Because the treatment of Dissenting Shareholders is unclear, Dissenting Shareholders are urged to consult their own tax advisors.
Status of the Fund
Mutual Fund Trust
This summary is based on the assumption that the Fund will qualify as a “mutual fund trust” as defined in the Tax Act on completion of the Arrangement, will elect to be deemed to be a mutual fund trust from the date it is established and will thereafter continuously qualify as a mutual fund trust at all relevant times. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.
In order for the Fund to qualify as a mutual fund trust, it must satisfy various requirements, including a requirement that the Fund must not have been established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than “taxable Canadian property” as defined in the Tax Act. If draft amendments to the Tax Act released by the Minister of Finance (Canada) on September 16, 2004 are enacted as proposed, the Fund may cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time the fair market value of all Units and Special Voting Units held by Non-Residents or partnerships which are not “Canadian partnerships” for purposes the Tax Act is more than 50% of the fair market value of all issued and outstanding Units and Special Voting Units. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these proposed amendments, and it is counsels’ understanding that further discussions will take place with the private sector before a decision is made concerning whether the proposed amendments will be enacted. The issue of ownership of a trust by Non-Residents and partnerships other than Canadian partnerships (for the purposes of the Tax Act) was not addressed as part of the 2005 Budget Proposals.
Qualified Investment
Units will be qualified investments for Plans, subject to the specific provisions of any particular Plan. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for those Plans. Trust Notes received as a result of a redemption of Units may not be qualified investments for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.
The foreign property restrictions in the Tax Act were eliminated effective January 1, 2005.
Consultations Regarding Business Income Trusts
On September 8, 2005, the Department of Finance (Canada) released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, such as income trusts and limited partnerships. The stated focus of the consultation paper was to assess the tax and economic efficiency implications of flow-through entities to determine if the current tax system is appropriate or should be modified. On September 19, 2005, the Minister of Finance (Canada) announced that he had requested that CRA postpone providing advance rulings respecting flow-through entity structures pending these consultations and that the Department of Finance was closely monitoring developments in the flow-through entity market with a view to proposing measures in response to the consultations and that consideration would be given to what, if any, transitional measures were appropriate.
On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. In addition, the CRA resumed providing advance rulings in respect of flow-through entity structures.
Taxation of the Fund
The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount.
The Fund will include in its income for each taxation year such amount of the Trust’s income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the Trust Units and all interest on the Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the Trust Notes or any amount received as a return of capital from the Trust (provided that the capital returned, if any, does not exceed the cost amount of the Trust Units held by the Fund).
A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to its fair market value. The Fund’s proceeds from the disposition of Trust Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Fund’s income in the year of disposition to the extent it was not included in the Fund’s income in a previous year. The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition. In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income.
Under the Fund Declaration of Trust, an amount equal to all of the income (including taxable capital gains) of the Fund (determined without reference to paragraph 82(l)(b) and subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gain realized by the Fund, but excluding capital gains arising in connection with a distribution in specie on redemption of Units which are designated by the Fund to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below.
Where the income of the Fund in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Unitholders in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income.
The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the “capital gains refund”). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund’s tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Fund Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gain paid to, and designated as income or taxable capital gain of, the redeeming Unitholder, and will be deductible by the Fund in computing its income. In addition, accrued interest on Trust Notes distributed to a redeeming Unitholder may be treated as an amount paid to the Unitholder and will be deductible by the Fund.
Counsel have been advised that the Fund intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.
Taxation of the Trust
The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the taxable income of Cinram Holding Partnership for its fiscal period ending on or before the year end of the Trust, except to the extent such income is paid or payable in such year to the Fund and is deducted by the Trust in computing its income for tax purposes. The Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Trust Declaration of Trust, all of the income of the Trust for each year (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year, will generally be payable in the year to the Fund and, other than the non-taxable portion of such capital gains, will generally be deductible by the Trust in computing its taxable income. Counsel have been advised by the Fund that the Fund does not expect the Trust to be liable for any material amount of tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.
Taxation of Cinram Holding Partnership
Cinram Holding Partnership is not subject to tax under the Tax Act. Each partner of Cinram Holding Partnership, including the Trust, is required to include in computing the partner’s income for a particular taxation year the partner’s share of the income or loss of Cinram Holding Partnership, as the case may be, for its fiscal year ending in, or coincidentally with, the partner’s taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of Cinram Holding Partnership will be computed for each fiscal year as if Cinram Holding Partnership was a separate person resident in Canada. Income of Cinram Holding Partnership will include dividends on the common shares of Cinram ULC. In computing the income or loss of Cinram Holding Partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Cinram Holding Partnership to earn income from its business or investments. The net income or loss of Cinram Holding Partnership for a fiscal year will be allocated to the partners of Cinram Holding Partnership, including the Trust, in the manner set out in the LP Partnership Agreement, subject to the detailed rules in the Tax Act in that regard. The Trust will be deemed to realize a capital gain to the extent the adjusted cost base of its limited partner units of Cinram Holding Partnership is negative at the end of a taxation year of Cinram Holding Partnership.
If Cinram Holding Partnership incurs losses for tax purposes, each limited partner of Cinram Holding Partnership, including the Trust, will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that its investment is “at risk” within the meaning of the Tax Act. In general, the amount “at risk” for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor’s partnership interest at the end of the year (such adjusted cost base to the investor computed excluding any unpaid portion of the purchase price payable by the investor for such partnership interest), plus any income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm’s length) to Cinram Holding Partnership (or to a person with whom Cinram Holding Partnership does not deal at arm’s length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm’s length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.
Taxation of Cinram ULC
Cinram ULC will be subject to federal and provincial income tax and capital taxes. Its income will include dividends received on the shares of its wholly-owned subsidiaries, Cinram Amalco and Cinram LLC. In computing its net income for tax purposes, Cinram ULC will be entitled to deduct the dividends received from Cinram Amalco and will generally be entitled to deduct its expenses incurred to earn income from a business or property, provided such expenses are reasonable and otherwise deductible under the Tax Act.
On the assumption that Cinram LLC will be treated as a resident of the United States for Canadian income tax purposes, Cinram LLC will be a “foreign affiliate” and a “controlled foreign affiliate” of Cinram ULC for Canadian income tax purposes. As noted above, dividends paid by Cinram LLC to Cinram ULC will be included in computing the income of Cinram ULC. However, to the extent that such dividends are considered to have been paid out of the “exempt surplus” of Cinram LLC with respect to Cinram ULC, the amount of such dividends will be deductible in computing the taxable income of Cinram ULC. Dividends that are not paid out of “exempt surplus” will be generally considered to have been paid out of the “taxable surplus” or “pre-acquisition surplus” of Cinram LLC with respect to Cinram ULC. Dividends paid out of “taxable surplus” are generally not deductible in computing taxable income, although a deduction may be available in respect of the foreign tax prescribed to be applicable to such dividends. The amount of any dividends considered to have been paid out of “pre-acquisition surplus” will be deductible in computing the taxable income of Cinram ULC. The adjusted cost base to Cinram ULC of its interest in Cinram LLC will be reduced to the extent that dividends paid by Cinram LLC are considered to have been paid out of the “pre-acquisition surplus” of Cinram LLC with respect to Cinram ULC. If the adjusted cost base to Cinram ULC of its interest in Cinram LLC becomes a negative amount, Cinram ULC will be deemed to realize a capital gain equal to such amount for that year. To the extent that Cinram LLC earns income that qualifies as “foreign accrual property income” (“FAPI”), the FAPI allocable to Cinram ULC must be included in computing the income of Cinram ULC for Canadian income tax purposes, whether or not Cinram ULC actually receives a distribution of FAPI. Any amount so included will increase the adjusted cost base to Cinram ULC of its interest in Cinram LLC. At such time as Cinram ULC receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to Cinram ULC and there will be a corresponding reduction in the adjusted cost base to Cinram ULC of its interest in Cinram LLC. Interest income received by Cinram LLC from CUSH pursuant to the U.S. Note will not be FAPI only if certain conditions are satisfied on a continuous basis.
Taxation of Cinram LLC
On the assumption that Cinram LLC will be treated as a Non-Resident for Canadian income tax purposes, it is not expected that Cinram LLC will have any Canadian source income subject to tax under the Tax Act.

Taxation of Cinram Amalco
Cinram Amalco will be subject to federal and provincial income tax. For this purpose, its income will include dividends on the securities of its Subsidiaries and the taxable portion of any capital gains realized on dispositions of the securities of its Subsidiaries. In computing its net income for tax purposes, Cinram Amalco will generally be entitled to deduct its expenses, including interest expense paid or payable on the New Credit Facility, incurred to earn income from a business or property, provided such expenses are reasonable and otherwise deductible under the Tax Act. Cinram Amalco will also be subject to Canadian federal and provincial capital taxes.
CUSH, a wholly-owned Subsidiary of Cinram Amalco, will be a “foreign affiliate” and a “controlled foreign affiliate” of Cinram Amalco for Canadian income tax purposes. As noted above, dividends paid by CUSH to Cinram Amalco will be included in computing the income of Cinram Amalco. However, to the extent that such dividends are considered to have been paid out of the “exempt surplus” of CUSH with respect to Cinram Amalco, the amount of such dividends will be deductible in computing the taxable income of Cinram Amalco. Dividends that are not paid out of “exempt surplus” will be generally considered to have been paid out of the “taxable surplus” or “pre-acquisition surplus” of CUSH with respect to Cinram Amalco. Dividends paid out of “taxable surplus” are generally not deductible in computing taxable income, although a deduction may be available in respect of the foreign tax prescribed to be applicable to such dividends. The amount of any dividends considered to have been paid out of “pre-acquisition surplus” will be deductible in computing the taxable income of Cinram Amalco. The adjusted cost base to Cinram Amalco of its common shares in CUSH will be reduced to the extent that dividends paid by CUSH are considered to have been paid out of the “pre-acquisition surplus” of CUSH with respect to Cinram Amalco. If the adjusted cost base to Cinram Amalco of its shares in CUSH becomes a negative amount, Cinram Amalco will be deemed to realize a capital gain equal to such amount for that year. To the extent that CUSH or any direct or indirect wholly-owned Subsidiary thereof earns income that qualifies as FAPI, the FAPI allocable to Cinram Amalco must be included in computing the income of Cinram Amalco for Canadian income tax purposes, whether or not Cinram Amalco actually receives a distribution of FAPI. Any amount so included will increase the adjusted cost base to Cinram Amalco of its shares in CUSH. At such time as Cinram Amalco receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to Cinram Amalco and there will be a corresponding reduction in the adjusted cost base to Cinram Amalco of its shares in CUSH.
Taxation of Unitholders
Fund Distributions
A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Units or otherwise.
The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Units will depend, in part, on the composition for tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital, which are not included in a Unitholder’s income but which reduce the adjusted cost base of the Units to the Unitholder, as described below. The composition for tax purposes of these distributions may change over time, thus affecting the after-tax return to such Unitholders.
Provided that appropriate designations are made by the Fund and the Trust, that portion of their taxable dividends, if any, received (or deemed to be received) from taxable Canadian corporations, net taxable capital gains and foreign source income as is paid or payable to a Unitholder and the amount of foreign taxes paid or deemed to be paid by the Fund and the Trust, if any, will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends from taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals (other than certain trusts), the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts) and the deduction in computing taxable income will be available to Unitholders that are corporations. It is not clear whether, and to what extent, if any, taxable dividends which are paid by Cinram ULC, in respect of which the appropriate designations are made by the Fund and the Trust to retain their character as taxable dividends in the hands of Unitholders for purposes of the Tax

Act, will benefit from the proposals, if enacted, tabled by the Minister of Finance (Canada) in a Notice of Ways and Means Motion on November 23, 2005 to implement a reduction in personal income tax on dividends.
The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder’s income for the year. However, where such an amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of Units), the Unitholder will be required to reduce the adjusted cost base of the Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. See the discussion below under “— Taxation of Capital Gains and Capital Losses”.
Dispositions of Units
On the disposition or deemed disposition of a Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder’s income, including any capital gain or income realized by the Fund in connection with a redemption which has been designated by the Fund to the redeeming Unitholder. See the discussion below under “— Taxation of Capital Gains and Capital Losses”.
The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units.
For the purpose of determining the adjusted cost base to a Unitholder of a Unit, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition.
Where Units are redeemed and the Redemption Price is paid by the delivery of Trust Notes to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Trust Notes so distributed less any income or capital gain realized by the Fund in connection with the redemption of those Units which has been designated by the Fund to the Unitholder.
Where any income or capital gain realized by the Fund in connection with the distribution of Trust Notes on the redemption of Units has been designated by the Fund to a redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income interest on any Trust Notes acquired (including interest that accrued prior to the date of the acquisition of such Trust Notes by the Unitholder that is designated as income to the Unitholder by the Fund) in accordance with the provisions of the Tax Act. The cost of any Trust Notes distributed by the Fund to a Unitholder upon a redemption of Units will be equal to the fair market value of those Trust Notes at the time of the distribution less any accrued interest on such Trust Notes. The Unitholder will thereafter be required to include in income interest on the Trust Notes, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of the acquisition of the Trust Notes by the Unitholder, an offsetting deduction may be available. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.
The consolidation of Units will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base to a Unitholder of all of the Unitholder’s Units will not change as a result of a consolidation of Units; however, the adjusted cost base per Unit will increase.
Taxation of Capital Gains and Capital Losses
One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units and the amount of any net taxable capital gains designated by the Fund in respect of a Unitholder will generally be included in the Unitholder’s income as a taxable capital gain in the taxation year in which the disposition or in respect of which a net taxable capital gains designation is made by the Fund. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year in accordance with the provisions of the Tax Act.
Unitholders that are Canadian-controlled private corporations (as defined in the Tax Act) will be liable for an additional refundable 6 ?% tax in respect of taxable capital gains realized on a disposition of Units or net taxable capital gains designated by the Fund to such Unitholders.
Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of taxable dividends from taxable Canadian corporations, previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends.
Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.
Alternative Minimum Tax
In general terms, net income of the Fund paid or payable to a Unitholder who is an individual or a trust that is designated as taxable dividends or capital gains and capital gains realized on the disposition of Shares or Units may increase the Unitholder’s liability for alternative minimum tax.
Non-Canadian Income Tax Considerations
This Circular does not contain a summary of the income tax consequences of the Arrangement to Non-Resident Shareholders. Non-Resident Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement and the acquiring, holding and disposing of Units, including any associated filing requirements, in their jurisdictions.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. tax counsel to the Corporation (“U.S. Tax Counsel”), the following description is a fair and accurate summary, as of the date of this Circular, of the material U.S. federal income tax considerations applicable to Non-U.S. Holders, as defined below, with respect to the purchase, ownership and disposition of Units. Such opinion is based in part on facts described in this Circular and on various other assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. This summary is directed only to Shareholders who are Non-U.S. Holders and will exchange their Shares for Units. In addition to this summary, see “Risk Factors — Tax Related Risks”.
This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in Units. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective holder of Units, and is not a substitute for careful tax planning and advice. Prospective holders of Units should consult their own tax advisors in determining the application to them of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under any other U.S. federal, state, local, foreign or other tax laws from the acquisition, ownership and disposition of Units.
This summary addresses only Units held as capital assets by Non-U.S. Holders who acquired same pursuant to the Arrangement. This summary is not exhaustive of all possible U.S. federal income tax considerations that may be relevant to the acquisition, ownership or disposition of Units in light of Non-U.S. Holders’ particular circumstances. In particular, this summary does not address tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws. Special rules may apply to certain Non-U.S. Holders, such as:
•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-U.S. Holders that are engaged in the conduct of a U.S. trade or business.
This summary is based upon the provisions of the Code, the Treasury Regulations (including final, temporary and proposed regulations) promulgated thereunder, administrative and judicial interpretations thereof and the Convention between the United States of America and Canada with respect to Taxes on Income and on Capital, as amended (the “Canadian Treaty”), each as available and in effect on the date of this Circular, and all subject to change or differing interpretations, possibly on a retroactive basis, which could affect the accuracy of the statements and conclusions set forth below, and the U.S. federal income tax consequences to Non-U.S. Holders. No ruling from the IRS has been or will be sought on any of the issues discussed below. As a result, there can be no assurance that the IRS will not successfully challenge the conclusions reached in this summary. Except to the extent specified with respect to U.S. federal estate tax, this summary does not address any U.S. federal estate or gift, state, local or non-U.S. tax considerations. This summary is also based on certain certifications and determinations by the Corporation, the Fund, CUSH and independent financial advisors.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of Units, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is not:
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if: (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions; or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to continue to be treated as a United States person.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Units, the tax treatment of the partner will generally depend upon the status of the partner and the activities of the partnership. Non-U.S. Holders who are partners of a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holding Units should consult their own tax advisors.
IRS Circular 230 Disclosure
TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED OR RELIED UPON, AND CANNOT BE USED OR RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE CODE; (B) SUCH DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE FUND (WITHIN THE MEANING OF CIRCULAR 230) OF THE MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Taxation of Non-U.S. Holders
Classification of the Fund, the Trust, Cinram Holding Partnership, Cinram ULC and Cinram LLC
Neither the Fund nor the Trust should be classified as a “trust” as such term is defined under Treasury Regulation Section 301.7701-4(a) and therefore each should qualify as a business entity for United States federal income tax purposes. Under the applicable Treasury Regulations, a business entity that is not automatically classified as a corporation and that has at least two members may elect to be treated as either a partnership or a corporation and an entity that has only one member may elect to be treated as a disregarded entity or a corporation. The Fund is not subject to automatic classification as a corporation and therefore should be able to elect its classification for United States federal income tax purposes. Assuming the Fund timely elects to be classified as a partnership effective as of Closing and that the Qualifying Income Exception described in the following paragraph is satisfied, then the Fund should be treated as a partnership (and not a corporation) for United States federal income tax purposes. The Fund intends to elect to be classified as a partnership. The Trust is also not subject to automatic classification as a corporation and therefore may elect its classification for United States federal income tax purposes. Since the Trust is wholly-owned by the Fund, it intends to elect to be treated as a disregarded entity. The Treasury Regulations under Section 7701 of the Code provide that a domestic eligible entity will be disregarded as an entity separate from its owner if it has a single owner, and that a foreign eligible entity will be disregarded as an entity separate from its owner if it has a single owner and such owner has unlimited liability for the obligations of the foreign entity. Accordingly, each of Cinram LLC and Cinram ULC, respectively, should be treated as a disregarded entity. In addition, Cinram Holding Partnership should be treated as a partnership (and not a corporation) for United States federal income tax purposes.
Provided the Trust is treated as a disregarded entity, its income and assets will be attributed to its owner, the Fund. Provided Cinram ULC and Cinram LLC are treated as disregarded entities, each of their income and assets will be attributed to Cinram Holding Partnership. The remainder of this section assumes that the Trust’s income and assets will be attributed to the Fund and that Cinram ULC and Cinram LLC’s income and assets will be attributed to Cinram Holding Partnership.
However, because the Units will be publicly traded, the Fund should also be subject to the classification rules of Section 7704 of the Code which provide that a publicly traded partnership will, as a general rule, be taxed as a corporation for United States federal income tax purposes. An exception to this treatment exists if 90% or more of a publicly traded partnership’s gross income for every taxable year consists of “qualifying income” (the “Qualifying Income Exception”). In general, qualifying income includes certain passive income such as interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. The Fund has represented that it expects more than 90% of its gross income to be passive income, specifically interest and dividends. The Fund’s passive income will include interest paid by CUSH on the U.S. Note and dividend distributions from Cinram Amalco.
If the Fund fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Fund will be treated as a corporation for United States federal income tax purposes. If the Fund is taxable as a corporation in any year, as a result of a failure to meet the Qualifying Income Exception or otherwise, among other things, the Portfolio Interest Exemption would not apply, and the interest paid on the U.S. Note would be subject to a 30% United States withholding tax.
Distributions to Unitholders and Disposition of Units
Each of the Fund, the Trust, Cinram Holding Partnership, Cinram ULC and Cinram LLC intends to operate in a manner that will not cause any of them to be treated as engaged in a trade or business in the United States. To the extent the Fund is not engaged or treated as engaged in a United States trade or business, the Unitholders also should not be treated as engaging in a United States trade or business due solely to their ownership of Units. As a result, assuming the Portfolio Interest Exemption is available, Non-U.S. Holders should not be subject to United States federal income tax or United States federal income tax return filing obligations with respect to their distributive share of the Fund’s income solely because of their investment in Units.

Any interest paid by CUSH on the U.S. Note that is allocable to any Special Holder or Substantial Holder may be subject to U.S. withholding tax. To ensure that the Fund, Cinram Holding Partnership and CUSH comply with this U.S. withholding tax obligation, the Fund Declaration of Trust and the LP Partnership Agreement provide that a Unitholder or a holder of an Exchangeable LP Unit, as the case may be, must give notice to the Trustees or the board of directors of the Holding General Partner if that holder is or becomes a Special Holder or a Substantial Holder. In the absence of such a notice from a Special Holder or a Substantial Holder, the Fund or Cinram Holding Partnership, as the case may be, may make distributions to a Special Holder or to a Substantial Holder from which the required amounts are not withheld. In such case, CUSH, the Fund or Cinram Holding Partnership would remain obligated to remit the required amount to the IRS. The Fund Declaration of Trust and the LP Partnership Agreement contain provisions that allow the Fund and Cinram Holding Partnership to recover from a Unitholder or a holder of an Exchangeable LP Unit amounts that should have been but were not withheld from a distribution to such holder. In addition, each holder will, by acquiring a Unit or an Exchangeable LP Unit, as applicable, be deemed to agree that it will indemnify the Fund, Cinram Holding Partnership and CUSH for any amount required to be withheld and paid by the Fund, Cinram Holding Partnership or CUSH to any taxing authority. However, there can be no assurance that CUSH, the Fund or Cinram Holding Partnership will be able to recover these amounts in full or at all, which could result in a reduction in Cash Available For Distribution to others.
A Non-U.S. Holder should not be subject to United States federal income tax on any gain realized on the sale, exchange, or other disposition of a Unit unless: (i) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxation year of the disposition and certain other conditions are met; (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or (iii) such gain or income is effectively connected with a United States trade or business of such Non-U.S. Holder.
Taxation of CUSH
CUSH should be treated as a corporation for U.S. federal income tax purposes. CUSH files a consolidated U.S. federal tax return with its U.S. Subsidiaries and is subject to U.S. federal income tax on its taxable income, generally at a rate of 35%. In calculating taxable income, CUSH intends to claim interest deductions with respect to the U.S. Note.
The ability of CUSH to deduct interest paid on the U.S. Note depends on whether the U.S. Note is properly characterized as debt for U.S. federal income tax purposes and whether the interest rate is an arm’s length rate. See “— Deductibility of Interest — Characterization of U.S. Note — U.S. Note as Debt”. In addition, the earnings stripping rules of Code Section 163(j) may limit the ability of CUSH to deduct the full amount of interest payments on the U.S. Note. See “— Earnings Stripping Rules — Code Section 163(j)”. Any limitation on the ability of CUSH to deduct its interest expense may increase the U.S. federal income tax liability of CUSH and thereby reduce the after-tax funds available for payment of interest and principal on the U.S. Note and dividends on the stock of CUSH, resulting in reduced funds available for distribution by the Fund to the Unitholders (and by Cinram Holding Partnership to holders of Exchangeable LP Units).
Deductibility of Interest-Characterization of U.S. Note
U.S. Note as Debt
As discussed in more detail in the following paragraphs, U.S. Tax Counsel has advised the Fund that, in its opinion, the U.S. Note should be treated as debt for U.S. federal income tax purposes. The advice of U.S. Tax Counsel is based in part on facts described in this Circular and on various factual assumptions, representations, opinions and determinations (including those described below). Any alteration of such facts, assumptions, representations, opinions or determinations could adversely affect such opinion. Prospective holders of Units should note that the advice of U.S. Tax Counsel is not binding on the IRS or the courts, that the IRS or courts may disagree with the conclusions of U.S. Tax Counsel, and that no ruling on this or any other issue has been or will be requested from the IRS. The IRS may challenge the Fund’s position, and such challenge may be successful.
The determination of whether an instrument is classified as debt or equity for U.S. federal income tax purposes is based on all relevant facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no single factor being dispositive) that are intended to identify the economic substance of the investor’s interest in the corporation. U.S. Tax Counsel’s determination that the U.S. Note should be treated as debt for U.S. federal income tax purposes is based on the terms of the U.S. Note and relies on certain representations and determinations by Cinram ULC, Cinram LLC, CUSH and an opinion of a financial advisory firm, including representations and determinations substantially to the effect that:
•	when taken together and considered as a whole, without any single factor necessarily being dispositive, the issue price, interest rate, term, security and other material provisions of the newly issued U.S. Note are commercially reasonable and are substantially similar to those terms CUSH and an unrelated third party lender not owning equity in CUSH or its Affiliates, bargaining at arm’s length, and intending to create a debtor/creditor relationship, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender in the corporate bond markets or other market for corporate debt and not primarily an investor in preferred stock or other corporate equity;

•	immediately after giving effect to the Arrangement and related transactions and the newly issued U.S. Note, based on the detailed ten year financial forecasts prepared by Management (and assuming without verifying that those forecasts are correct in all material respects), and assuming that the market conditions at all relevant times are substantially similar to current market conditions, CUSH should be able to pay the interest on the U.S. Note in accordance with its terms (assuming that the seasonal variability of financial results throughout the ten year projection period is proportionately the same in all respects to the 2005 monthly financial information with respect to CUSH provided by Management), and repay the principal amount of the U.S. Note when due at the maturity date with accumulated cash and/or refinancing in the bank or corporate bond markets (on a short-term (i.e., not longer than five-year maturity) senior unsubordinated basis), or a combination thereof;

•	immediately after giving effect to the Arrangement and related transactions and the newly issued U.S. Note, the ratio of the aggregate amount of indebtedness of CUSH and its Subsidiaries to the fair market value of the equity of CUSH is commercially reasonable under the circumstances and is reasonably comparable to that of similarly situated corporate bond issuers in similar industries;

•	immediately after giving effect to the Arrangement and related transactions and the newly issued U.S. Note, CUSH’s ratio of EBITA (as calculated under the U.S. Note) plus depreciation (as calculated under United States generally accepted accounting principles) (“EBITDA”) to fixed charges and ratio of total indebtedness to EBITDA are commercially reasonable under the circumstances for each of the years contained in the detailed ten year financial forecasts provided by Management (and assuming without verifying that those forecasts are correct in all material respects), and are reasonably comparable to those ratios of similarly situated corporate bond issuers in similar industries; and

•	based on the detailed ten year financial forecasts provided by Management (and assuming without verifying that those forecasts are correct in all material respects), and assuming that market conditions in 2016 are substantially similar to current market conditions, based on the financial advisor’s independent valuation of CUSH and immediately after giving effect to the Arrangement and related transactions and the newly issued U.S. Note, the ratio of (A) the sum of: (I) the principal amount of the U.S. Note; (II) the principal amount of the senior indebtedness (both term and revolving) outstanding under the New Credit Facility; and (III) any unused amount under the New Credit Facility to (B) the fair market value of CUSH‘s equity is commercially reasonable and is reasonably comparable to those of similarly situated corporate bond issuers in similar industries.
Such opinion relied upon and assumed without independent investigation or verification the accuracy of the financial data, projections and other information provided to the financial advisory firm and the descriptions of the securities and other information set forth in this Circular, and was provided for the purpose of assisting the Corporation and U.S. Tax Counsel in the Corporation’s and U.S. Tax Counsel’s determinations regarding the characterization of the U.S. Note as debt for U.S. federal income tax and financial accounting purposes and was not rendered to any other Person or for any other purpose.
In addition, Cinram LLC has represented that, as the holder of the U.S. Note, Cinram LLC will make decisions regarding the exercise of its rights under the U.S. Note consistent with the manner in which it would make such decisions if it only owned debt of CUSH, including, for greater certainty, without regard to any direct or indirect equity interest it has and or may obtain in the Fund Group (including CUSH).
In light of the representations, opinions and determinations described above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the U.S. Note, U.S. Tax Counsel has advised the Fund that, in its opinion, the U.S. Note should be treated as debt for U.S. federal income tax purposes. However, U.S. Tax Counsel cannot conclude with certainty that the U.S. Note will be treated as debt for U.S. federal income tax purposes, and, although the Fund and CUSH intend to take the position that the U.S. Note is debt for U.S. federal income tax purposes, there can be no assurance that this position will not be successfully challenged by the IRS.
If such a challenge were successful, the U.S. Note would be treated as equity rather than debt for U.S. federal income tax purposes, and the stated interest on the U.S. Note would generally be treated as a non-deductible dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The inability of CUSH to deduct interest on the U.S. Note would materially increase the taxable income of CUSH and the U.S. federal income tax liability of CUSH. This would reduce the after-tax cash flow of CUSH and could materially and adversely affect the ability of CUSH to make interest and principal payments on the U.S. Note and dividend payments on the stock of CUSH and thereby reduce the amount of funds available for distribution or payment by the Fund. Furthermore, if the U.S. Note was treated as equity, payments of stated interest to the Fund could be subject to additional U.S. withholding tax at rates as high as 30% (to the extent of current or accumulated earnings and profits).
In addition, there can be no assurance that the IRS will not claim that the interest rate on the U.S. Note is in excess of an arm’s length rate. If such a challenge were successful, CUSH would be unable to fully deduct the interest on the U.S. Note, which could materially increase its taxable income, and thus its U.S. federal income tax liability, and materially and adversely affect the ability of CUSH to make interest and principal payments on the U.S. Note and dividend payments on the stock of CUSH. This would reduce the amount of funds available for distribution or payment by the Fund.
Except where stated otherwise, the remainder of this discussion assumes that the U.S. Note will be respected as debt for U.S. federal income tax purposes.
Earnings Stripping Rules – Code Section 163(j)
Code Section 163(j) is a potential limiting factor on the ability of CUSH to currently deduct interest paid on the U.S. Note. In general, Code Section 163(j) limits a corporation’s interest expense deduction for interest paid to “related” persons exempt from U.S. tax on the payment of such interest in years that: (i) the debt-to-equity ratio of the U.S. corporate taxpayer exceeds 1.5 to 1 (calculated with reference to the tax basis of assets); and (ii) the corporation’s net interest expense (i.e., interest expense less interest income) exceeds 50% of its “adjusted taxable income”. Adjusted taxable income generally is defined as the corporation’s taxable income before net interest expense, depreciation, amortization and the effect of any net operating loss deduction. When a foreign person is entitled to a reduced rate of withholding tax on an interest payment, then a portion of such payment is considered exempt from U.S. federal income tax for purposes of Code Section 163(j).
CUSH will be making interest payments to Cinram LLC, which is a disregarded entity that will be owned, through a second disregarded entity, by Cinram Holding Partnership, a Person that we anticipate will be treated as exempt from U.S. tax for purposes of Code Section 163(j). Assuming that to be the case for the purposes of the discussion of U.S. federal income tax considerations herein, CUSH and Cinram Holding Partnership will be considered related for purposes of Code Section 163(j). Thus, Code Section 163(j) could limit CUSH’s ability to deduct interest paid on the U.S. Note. While, based upon its financial projections, CUSH anticipates that a portion of the interest on the U.S. Note should, in certain years, be subject to the limitation on deductibility under Code Section 163(j), the amount of such interest disallowed as a deduction should be deductible in subsequent tax years.

Various proposals have been considered in the United States Congress to amend the existing “earnings stripping” rules under Code Section 163(j). Most recently, the Budget of the United States Government, Fiscal Year 2007 includes a proposal to amend Code Section 163(j) to tighten the limitation on the deductibility of interest paid to related persons by lowering the 50% adjusted taxable income threshold. If any of these changes are enacted while the U.S. Note is outstanding, it could affect the deduction of the interest on the U.S. Note under Code Section 163(j). However, as of the date of this Circular, there is no information as to if and in what form any such proposed amendments would be enacted. In addition, the American Jobs Creation Act of 2004 requires a comprehensive study of the earnings stripping provisions of Code Section 163(j) to be completed by June 30, 2005. As of the date of this Circular, this study had not been completed.
Related Party Transactions
Generally, for U.S. federal income tax purposes, the obligor under a debt instrument may not deduct interest payable to a related foreign person until the time of actual payment. Therefore, interest that has accrued, but not yet been paid to a related foreign person, is generally not deductible notwithstanding that the payor uses the accrual method of accounting and such payment would otherwise be deductible.
Cinram Holding Partnership is a foreign person that is related to CUSH. Accordingly, CUSH will not be able to deduct interest that has accrued on the U.S. Note until such interest is paid.
United States Withholding Taxes
Taxation of Dividends
Distributions paid by a U.S. corporation to a non-U.S. Person will be considered dividends, to the extent of the current and accumulated earnings and profits of the U.S. corporation, and generally will be subject to a 30% U.S. withholding tax, subject to potential reduction under an applicable tax treaty. In general, under the Canadian Treaty, dividends paid to a Canadian resident corporation that owns at least 10% of the voting stock of the corporation paying the dividends are subject to a 5% withholding tax. In most other cases, the withholding tax rate under the Canadian Treaty is 15%.
Any dividends paid by CUSH to its parent, Cinram Amalco, should be eligible for the 5% withholding rate. It is anticipated that Cinram Amalco will provide all necessary documentation to CUSH to qualify for such reduced rate of withholding. To the extent any distribution paid by CUSH to Cinram Amalco exceeds the amount of CUSH’s current or accumulated earnings and profits, the excess amount of any such distributions should reduce Cinram Amalco’s tax basis in the stock of CUSH to the extent thereof. The amount of any distributions in excess of such basis should be treated as capital gain, which, when received by a Non-U.S. Holder, should generally not be subject to U.S. federal income tax except as described above under “Taxation of Non-U.S. Holders — Distributions to Unitholders and Disposition of Units”.
Taxation of Interest
Availability of Portfolio Interest Exemption for the Interest Paid on the U.S. Note
Provided that the Fund and Cinram Holding Partnership are treated as partnerships, the Trust, Cinram ULC and Cinram LLC are treated as disregarded entities, and the U.S. Note is respected as debt, the Unitholders may be treated as the beneficial owners of the interest paid by CUSH on the U.S. Note.
The Fund and CUSH intend to take the position that interest paid on the U.S. Note qualifies as “portfolio interest” under the Code and generally should not be subject to the United States federal income tax withholding to the extent that interest is attributable to a Non-U.S. Holder who meets the following requirements (the “Portfolio Interest Exemption”):
(i)	the Non-U.S. Holder is not a Substantial Holder;

(ii)	the Non-U.S. Holder is not a Special Holder;

(iii)	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States; and

(iv)	either: (a) the Non-U.S. Holder certifies to CUSH or its agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address; (b) a “qualified intermediary” (as defined under IRS regulations) receives documentation upon which it can rely to treat the Non-U.S. Holder as not a “U.S. person” and provides CUSH with an IRS Form W-8IMY (or a suitable substitute or successor form); or (c) certain other documentation requirements are met.
If a Non-U.S. Holder does not satisfy the requirements set forth above for the Portfolio Interest Exemption, then the portion of any interest paid by CUSH to the Fund on the U.S. Note that is allocable to such Non-U.S. Holder will be subject to a 30% United States withholding tax.
The Portfolio Interest Exemption will not apply to interest paid on the U.S. Note to a Person that actually or constructively owns 10% or more of the combined voting stock of CUSH. CUSH intends to take the position that the determination of whether a Person is a 10% shareholder should be made at the Unitholder level rather than at the Fund or Cinram Holding Partnership level. However, there is a risk that the IRS may take the position that the determination of whether a person is a 10% shareholder should be made at the Fund or Cinram Holding Partnership level and that the Portfolio Interest Exemption does not apply to any of the interest paid on the U.S. Note because the Fund and Cinram Holding Partnership will indirectly own 10% or more of the voting stock of CUSH. If such position were upheld, the interest paid on the U.S. Note would be subject to a 30% United States withholding tax. In the opinion of U.S. Tax Counsel, when a partnership (such as Cinram Holding Partnership) owns stock and debt of a corporation (such as CUSH), the determination of whether a Person is a 10% shareholder should be made at the partner level (that is, at the Unitholder level), rather than at the partnership level. U.S. Tax Counsel cannot conclude with certainty that the IRS or the courts will agree that the determination should be made at the Unitholder level, and, although CUSH intends to take that position, there can be no assurance that such position will not be successfully challenged by the IRS. In the event such position is successfully challenged or there is a change in law or regulations such that the Portfolio Interest Exemption is no longer available, the Fund intends to effect certain restructuring steps to establish eligibility for benefits under the Canadian Treaty with respect to interest paid on the U.S. Note. In the event that such eligibility is successfully established, the withholding tax applicable to interest on the U.S. Note may be reduced from a rate of 30% to a rate of 10%. There can be no assurance, however, that the Fund will be successful in obtaining the benefit of the reduced rate of withholding tax under the Canadian Treaty following any such restructuring or that any such restructuring would not have other material and adverse tax consequences to the Fund Group or holders of Units or Exchangeable LP Units.
In addition, if the Fund, the Trust, Cinram Holding Partnership, Cinram ULC or Cinram LLC were characterized as a corporation for United States federal income tax purposes, the Portfolio Interest Exemption would not apply and the interest payments on the U.S. Note would be subject to a United States withholding tax at a rate of 30%.
The rules pertaining to the Portfolio Interest Exemption are complex and will be affected by the particular facts and circumstances of the investor. Therefore, investors should consult their tax advisors regarding their qualification for such exemption.
Backup Withholding and Information Reporting
A backup withholding tax of 28% may apply to amounts paid on the U.S. Note if a Unitholder: (i) fails to establish properly that it is entitled to an exemption from backup withholding; (ii) fails to furnish or certify its correct taxpayer identification number to CUSH in the manner required; (iii) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (iv) under certain circumstances, fails to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments. However, backup withholding will normally not apply to payments allocable to Non-U.S. Holders if certain documentation requirements are satisfied (generally as described above). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Unitholder’s United States federal income tax liability, provided the required information is provided to the IRS.

CUSH will, where required, report to the IRS the amount of any interest paid on the U.S. Note and dividends paid on its shares of common stock in each calendar year and the amounts of United States federal income tax withheld, if any, with respect to such payments.
Unitholders should consult their tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.
RISK FACTORS
The following are certain risk factors relating to the Fund Group that Shareholders should carefully consider before deciding whether to approve the Arrangement Resolution. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Circular. These risks and uncertainties are not the only ones facing the Corporation and the Fund Group. Additional risks and uncertainties not currently known to the Corporation and the Fund Group, or that the Corporation or the Fund Group currently considers immaterial, may also impair the operations of the Corporation and the Fund Group. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Corporation and the Fund Group, and the ability of the Fund to make distributions on the Units (and on Cinram Holding Partnership to made distributions on the Exchangeable LP Units), could be materially adversely affected.
Risks Relating to the Business
Development or Proliferation of Digital Distribution Alternatives, including Copying and Distribution of Music and Video Files
The business of the Corporation is dependent on the continued viability and growth of physical distribution of music and video through authorized pre-recorded media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music have eroded the Corporation’s volume of sales and the pricing of the Corporation’s products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as analog recorders, personal video recorders, CD and DVD burners and portable MP3 (and other file format) music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. Over the past few years, music files have accounted for most of the transfer and downloading, a substantial amount of which was conducted without authorization from the content owners. While certain industry associations, such as the Recording Industry Association of America and the Canadian Recording Industry Association, have launched or attempted to launch legal actions against persons engaged in, or Internet Service Providers facilitating, frequent unauthorized downloading and sharing of files, there can be no assurance of the ultimate outcome of any such lawsuits or that the efforts of these industry associations will be able to effectively manage these concerns. During the last few years, music industry labels and other content owners, including some customers of the Corporation, have begun to enter into arrangements with Internet music providers broadening the opportunities for legitimate downloading. The Corporation expects that file sharing and downloading, both legitimate and illegal, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve, the digital transfer and downloading of video files will likely become more widespread. Certain customers of the Corporation have begun to develop or partner with new services for the authorized digital distribution of their movies and television programs. As the speed and quality with which video files can be transferred and downloaded improves, file sharing and downloading may in the future exert significant downward pressure on the demand for DVDs. Demand for the Corporation’s products also has been, and is expected to continue to be, adversely affected by CD piracy, which is the unauthorized production of recordings for commercial sale. Demand for the Corporation’s products may also be adversely affected by DVD and VHS video cassette piracy if this practice increases in the future. In addition, the Corporation’s business faces pressure from the emerging distribution alternatives, like video on demand, or VOD, and personal digital video recorders. These services may offer more attractive pricing or more convenient delivery and, as a result, could materially reduce demand for pre-recorded CDs, DVDs and audio and VHS video cassettes. File sharing, downloading (both legal and illegal) and piracy have contributed to a significant decrease in the volume, and have put significant pressure on the retail price, of CDs. As substantially all of the Corporation’s revenues are derived from the sale of DVDs and CDs, continued file sharing, downloading (both legal and illegal) and piracy or the growth of other alternative distribution channels and methods could materially adversely affect the Corporation’s business, financial condition and results of operations.
Economic Trends and Consumer Preferences
The financial performance of the Corporation depends on consumer demand for its customers’ products. Substantially all of the purchases of the pre-recorded media products sold by its customers are discretionary. Accordingly, weak economic conditions or outlook or consumer confidence could significantly reduce consumption in any of the Corporation’s customers’ major markets thereby causing material declines in sales and net earnings of the Corporation. In addition, because of the discretionary nature of their products, customers of the Corporation must continually compete for the public’s leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space with other consumer goods. As a result of this competition, demand for the Corporation’s customers’ products could be reduced and sales volumes and gross profit margins of the Corporation could be adversely affected.
Significant Competitive and Pricing Pressures
The Corporation is engaged in an industry that is highly price competitive. Some of the Corporation’s competitors are companies, or divisions or operating units of companies, that have greater financial and other resources than the Corporation. In addition, competitive pressure is exerted by lower-cost, offshore replicators. The Corporation may not be able to compete successfully in its industry, and this could have a material adverse effect on the Corporation’s business, results of operations and financial condition. Furthermore, the Corporation’s multi-year contracts with its customers frequently contain a market price test which may, depending on prevailing industry prices, require the Corporation to lower the prices it charges such customers.
Many of the Corporation’s customers have recently undergone, or may undergo, consolidation. As the Corporation’s customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on the Corporation’s products which would adversely affect the Corporation’s results of operations. If any of the Corporation’s customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of the Corporation’s competitors or the internal capacity to supply the products and services the Corporation provides, the Corporation may lose that customer and the Corporation’s results of operations may be materially adversely affected.
Dependence on a Limited Number of Large Customers with Substantial Bargaining Power and Renewal of Contracts
The Corporation operates in an industry in which there is a high degree of customer concentration. The Corporation’s two largest customers are Warner Home Video and Twentieth Century Fox Home Entertainment. Collectively, these two customers accounted for approximately 56% of the Corporation’s consolidated 2005 revenue. Warner Home Video, the Corporation’s largest customer, accounted for more than one-third of the Corporation’s 2005 consolidated revenue. If any of the Corporation’s most significant customers, individually or collectively, discontinues its relationship with the Corporation for any reason (including as a result of the Corporation’s failure to perform under its contracts with such customers), the Corporation’s business could be materially adversely affected. In addition, the Corporation’s customers face a variety of risks and competitive pressures in the industries in which they operate and if market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments for the Corporation’s products, its operating results and financial condition may be adversely affected. Similarly, if its significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that the Corporation will be provided with the contract for such products regardless of the exclusive nature of its contracts with such customers. The Corporation’s operating results could also be significantly impacted if one of its largest customers fails or is unable to pay amounts owed to the Corporation in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons.
Although the Corporation’s customer relationships comprise contractual arrangements of varying terms, in any given year certain contracts come up for renewal. If the Corporation were unable to renew contracts with significant customers, either individually or as a group, under favorable terms, or if the Corporation’s relationship with any of these customers suffered or ended, the Corporation’s results of operations may be materially adversely affected.

Dependence on Key Personnel
The Corporation’s operations and prospects depend, in large part, on the performance and continued service of its senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect the Corporation’s ability to effectively pursue its business strategy. Currently, only certain of the Corporation’s key officers and employees are bound by written employment contracts.
Increased Costs or Shortages of Raw Materials or Energy
Each year the Corporation purchases significant quantities of plastics, the key raw materials used in the production of DVDs, CDs, VHS video cassettes and audio cassettes. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond the Corporation’s control, including weather, transportation, production delays and the price of oil. Significant shortages of, and price increases for, the plastics the Corporation uses have occurred in the past. The Corporation generally does not hedge against price increases in the raw materials that it uses. If the Corporation experiences raw material price increases and it is either unable to pass such increases through to its customers or it is contractually restricted as to the timing of any increases in the amount it charges its customers, the Corporation’s gross margins would be adversely affected. Also, the processes at the Corporation’s manufacturing, distribution and printing facilities are energy intensive. Increases in energy costs, therefore, would adversely affect the Corporation’s gross margins and, consequently, the Corporation’s results of operations.
Demand and Pricing For Mature Products
Demand for the Corporation’s products and the prices at which the Corporation is able to sell its products generally decline as the Corporation’s products mature. Over the course of their product lifecycle, each of the audio cassette, VHS video cassette and CD formats has experienced a substantial decline in demand and pricing. As a result, to the extent the Corporation is unable to increase its sales volumes or reduce its manufacturing costs, the Corporation’s profit margin for these formats may decline. The Corporation has experienced similar pricing declines in respect of the DVD format and expects to experience similar volume declines as the DVD format matures. The Corporation also expects to experience similar pricing and volume declines in any future formats that it manufactures. Therefore, the Corporation’s long-term success depends on its ability to invest in new technologies and to secure the Corporation’s customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for audio cassette, VHS video cassette and CD formats, the Corporation’s revenue is increasingly dependent on sales of the DVD format.
Management of the Production, Supply or Security of Products
In the Corporation’s business, the Corporation is required to deliver substantial volumes of products meeting the stringent requirements of its customers. The Corporation’s failure to successfully manage the production or supply of its products, including the failure to meet scheduled production and delivery deadlines, or the failure of the Corporation’s products to meet the quality requirements of customers, could materially adversely affect the Corporation’s business, operating results and financial condition. In addition, if a person with authorized access to any of the Corporation’s facilities was to make an unauthorized copy of one of the Corporation’s customers’ audio or video files and to circulate such content prior to its scheduled release, the Corporation could be subject to liability arising from such a breach of security and the Corporation’s business operations, as well as its reputation, could be adversely affected.
The Corporation is exposed to warranty and product liability claims in cases of product performance issues. There can be no assurance that the Corporation will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on its reputation and sales. The Corporation generally maintains insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to the Corporation. A successful claim that exceeds the Corporation’s available insurance coverage or a product recall could have a material adverse impact on the Corporation’s financial condition and results of operations.

Intellectual Property Infringement
The industry in which the Corporation competes has many participants who own, or who claim to own, intellectual property for certain of the manufacturing processes the Corporation employs, the products the Corporation produces or the content produced by the Corporation’s customers. The Corporation currently accrues for the payment of licensing fees to certain third parties that claim to own the rights to intellectual property that the Corporation employs in its manufacturing processes or products. While currently Management believes that these accruals are adequate, there can be no assurance that, if the Corporation is required to obtain licensing in respect of these rights, it could obtain such licensing on the terms assumed in these accruals. Furthermore, the Corporation cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require the Corporation to alter, or obtain licenses relating to, its processes or products. There is no assurance that the Corporation will be able to obtain any such licenses on terms favourable to it, if at all, and obtaining and paying royalties on new licenses might materially increase the Corporation’s costs. Additionally, the fees the Corporation pays in respect of existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will likely require that the Corporation obtain additional licenses. There can be no assurance that the content on the multimedia products the Corporation manufactures on behalf of its customers does not infringe upon the rights of third parties. Any claims brought against the Corporation by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, result in costly litigation or cause delays in the Corporation’s operations. Since there can be no assurance of the outcome of such claims, the Corporation may be subject to fines or penalties that could be significant. The Corporation is involved in various intellectual property related legal actions that are in the ordinary course of its business. The Corporation cannot be certain that these actions, or any future actions, will not have a material adverse effect on its business, operating results or financial condition.
Conduct of Business Internationally
A significant portion of the Corporation’s sales are made to customers located outside the United States and Canada, primarily in Western Europe. The Corporation expects its international operations to continue to account for a significant portion of its revenues in the future and the Corporation may expand into new international markets in the future. The economies of foreign countries important to the Corporation’s operations could suffer slower or negative economic growth or instability in the future. In addition, the Corporation’s operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollar, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. The Corporation may not be able to insure or hedge against these risks, and it may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.
Exchange Rate Fluctuations
The Corporation’s operations in foreign markets expose it to the risk of foreign currency fluctuations. To the extent the Corporation incurs expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause the Corporation’s expenses to increase as a percentage of revenue, thereby negatively affecting profitability and cash flows. For example, the supply agreements for Warner Home Video and Warner Music Group are priced in U.S. dollars although the Corporation incurs a significant amount of costs in foreign currencies in respect of the CDs and DVDs it manufactures and distributes for Warner Home Video and Warner Music Group under these agreements through the Corporation’s European and Canadian operations. In addition, the Corporation is exposed to currency exchange rate risk on debt denominated in U.S. dollars, including debt that will be outstanding under the New Credit Facility. The Corporation has not entered into transactions to hedge its currency exchange rate risk with respect to the Corporation’s U.S. dollar denominated debt. As a result, volatility in currency exchange rates may generate losses, which could have a material adverse effect on the Corporation’s financial condition or results of operations.
Changes in Interest Rates
The New Credit Facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the debt outstanding under the Existing Senior Credit Facility for the year ended December 31, 2005 was 6.1%. Any increases in interest rates will affect the amount of cash required to service the Corporation’s indebtedness under the New Credit Facility and could have a negative impact on the Corporation’s cash flows and results of operations.
Significant Capital Expenditures
Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of multimedia products, such as Blu-ray DVD or HD-DVD, may require the Corporation to extensively upgrade or alter its manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of the Corporation’s customers shift, it will be necessary for it to modify the products and services it offers in order to retain these customers. The costs associated with adapting the Corporation’s operations to these requirements will likely be significant. There can be no assurance that the Corporation will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If the Corporation is unable to obtain the resources necessary to fund product expansion and new technology development, it may not be able to successfully implement its business strategies and the Corporation’s market share, gross profit margins and results of operations could be adversely affected. In addition, the Corporation cannot be assured that any of its existing customers will continue to employ the Corporation’s services with respect to future generations of multimedia products.
Seasonality
The Corporation’s production levels and, in turn, its revenue and cash flows, are largely affected by the schedule according to which the Corporation’s major customers release their products, which, in turn, is dependent on a variety of factors, such as consumer demand and the availability of marketable content. The Corporation’s results of operations and cash flows in any period are materially affected by the timing of product releases by its customers, which may result in significant fluctuations from period to period. In addition, in the music and video industries, purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of the Corporation’s annual revenue and earnings is typically realized during the fourth quarter, making the fourth quarter results material to the Corporation’s full-year performance. These fluctuations in the Corporation’s sales may adversely affect the Corporation’s ability to meet its obligations.
Work Stoppages or Other Labour Disruptions Affecting Key Customers
Labour disruptions at key customers of the Corporation or with or by the clients they service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for the Corporation’s products. Any prolonged strikes or other forms of labour protests or disputes affecting the businesses of the Corporation’s customers could have a material impact on the Corporation’s financial condition and results of operations.
Environmental Laws
The Corporation’s manufacturing facilities are subject to a range of federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with the Corporation’s facilities and off-site disposal locations. Compliance with existing and future environmental laws and regulations and enforcement policies may require the Corporation to incur capital and other costs, which may materially adversely affect the Corporation’s future financial condition. In addition, if the Corporation is found not to be in compliance with applicable environmental laws and regulations at its facilities, the Corporation may be subject to fines and penalties that could be significant.
Acquisitions
A component in the Corporation’s growth strategy may be to acquire complementary businesses. Acquisitions and business combinations involve inherent risks, including assumption of transaction costs, risk of non-completion, undisclosed liabilities, assimilation and managing growth. There can be no assurance, however, that the Corporation will be able to identify, acquire and integrate appropriate businesses or obtain financing for such acquisitions on satisfactory terms.

Availability of Future Financing
The Corporation expects that going forward its principal sources of funds will be cash generated from its operating activities and borrowing capacity remaining under the New Credit Facility. The Corporation believes that these funds will provide it with sufficient liquidity and capital resources to meet its current and future financial obligations, as well as to provide funds for its financing requirements, capital expenditures and other needs, for the foreseeable future. Despite its expectations, however, the Corporation may require additional equity or debt financing to meet its financing requirements and, upon expiry of the New Credit Facility, may need to renew or replace same. This financing (including any renewal or replacement of the New Credit Facility upon expiry) may not be available when required or may not be available on commercially favourable terms or on terms that are otherwise satisfactory to the Corporation.
Fluctuations in Quarterly and Annual Operating Results
A number of factors, many of which are outside the Corporation’s control, may cause or contribute to significant fluctuations in the Corporation’s quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in the Corporation’s available cash, which could negatively impact the Corporation’s business and prospects. As discussed more fully below, these fluctuations also could increase the volatility of the price of the Units. Factors that may cause or contribute to fluctuations in the Corporation’s operating results and revenue include:
•	Fluctuations in demand for the Corporation’s products;

•	Introduction or enhancement of products and technologies by the Corporation’s competitors, and market acceptance of these new or enhanced products and technologies;

•	Events and conditions in the motion picture industry that affect the number of movies produced and distributed on home video, the popularity of motion pictures generally and strikes by motion picture industry participants;

•	Consolidation by participants in the markets in which the Corporation competes, which could result, among other things, in pricing pressure;

•	The amount and timing of the Corporation’s operating costs and capital expenditures, including those related to the expansion of the Corporation’s business, operations and infrastructure;

•	Variations in the time-to-market of the Corporation’s technologies in the entertainment industries in which the Corporation operates;

•	Seasonal product purchasing patterns by consumers;

•	The impact of, and the Corporation’s ability to react to, interruptions in the entertainment distribution chain, including as a result of work stoppages at the Corporation’s facilities, the Corporation’s customers’ facilities and other points throughout the entertainment distribution chain;

•	The impact of, and the Corporation’s ability to react to, political instability, natural disasters, war and/or events of terrorism;

•	Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and

•	Costs of litigation.
One or more of the foregoing or other factors may cause the Corporation’s operating expenses to be disproportionately higher or lower or may cause the Corporation’s revenue and operating results to fluctuate significantly in any particular quarterly or annual period. Results from prior periods are thus not necessarily indicative of the results of future periods.
Events and Conditions in the Motion Picture Industry
The Corporation’s DVD sales tend to fluctuate based on the underlying trends in the motion picture industry and are driven in part the by the release of hit films on home video, particularly on DVD. When box office receipts for the motion picture industry increase, the Corporation has typically seen sales of related DVDs increase as well. The number of films that are produced can be affected by a number of factors, including strikes and work stoppages within the motion picture industry, as well as by the tax incentive arrangements that many foreign governments provide filmmakers to promote local filmmaking.
A significant competitive advantage currently enjoyed by those who distribute movies via physical pre-recorded media, such as DVDs, over most other movie distribution channels, except theatrical release, is the early timing of the DVD release “window.” This window is exclusive against most other forms of non-theatrical movie distribution, such as Pay-Per-View, video-on-demand, premium television, basic cable and network and syndicated television. The length of the window for DVDs varies, typically ranging from 30 to 90 days for North American domestic releases and from 120 to 180 days for international releases. Thereafter, movies are made sequentially available to television distribution channels. The Corporation may be materially adversely affected if the length of the DVD release windows were shortened or the DVD release windows were no longer as exclusive as they are now as newly released movies would be made available earlier on other forms of non-DVD media. As a result, consumers would no longer need to wait until after the DVD release window to view a newly released movie on other media, which could have a material adverse effect on the Corporation’s financial condition or results of operations.
Failure to Maintain Internal Controls
The Corporation has a complex business organization that is international in scope. Ensuring that the Corporation has adequate internal financial and accounting controls and procedures in place to help ensure that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The Corporation is in the process of documenting, reviewing and improving its internal controls and procedures in connection with applicable securities laws, which requires annual management assessments of the effectiveness of the Corporation’s internal controls over financial reporting and a report by the Corporation’s independent auditors addressing these assessments, commencing December 31, 2006. Both the Corporation and its independent auditors will be testing the Corporation’s internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to the Corporation’s internal controls may require specific compliance training of the Corporation’s directors, officers and employees, entail substantial costs in order to modify the Corporation’s existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the Corporation’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the Corporation’s operating costs and could materially impair the Corporation’s ability to operate its business. In addition, investors’ perceptions that the Corporation’s internal controls are inadequate or that the Corporation is unable to produce accurate financial statements may adversely affect price of the Units.
Risks Relating to the Units
Dependence on Cinram ULC and its Affiliates
The Fund is an open-ended, limited purpose trust, which will, for purposes of its income, be entirely dependent on Cinram ULC and Cinram ULC’s interests in Cinram Amalco and Cinram LLC (and their respective Affiliates). Although the Fund intends to distribute the interest on the Trust Notes and distributions on the Trust Units earned by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the Fund’s ability to make distributions, which remains dependent upon the ability of the Trust to pay its interest obligations under the Trust Notes and to pay distributions or other returns of capital in respect of the Trust Units, which ability, in turn, is dependent upon Cinram ULC and the operations and assets of Cinram Amalco and Cinram LLC (and their respective Affiliates).

Unpredictability and Volatility of Unit Price
A publicly-traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Units.
Nature of Units
The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund will qualify on the Effective Date as a “mutual fund trust” as defined by the Tax Act, the Fund will not be a “mutual fund” as defined by applicable securities legislation.
Securities like the Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in Cinram ULC or the business of Cinram Amalco and should not be viewed by investors as shares or interests in Cinram ULC, Cinram Amalco or any other company or entity. The Units do not represent debt instruments and there is no principal amount owing to Unitholders under the Units. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Each Unit represents an equal, undivided, beneficial interest in the Fund. The Fund’s principal assets will be Trust Units and Trust Notes. The price per Unit is a function of the Fund’s anticipated distributable cash at any time, which is, in turn dependent on the distributable cash distributed upstream by its Subsidiaries and Affiliates.
Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the Business
Although the Fund intends to distribute the income earned by the Fund, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of cash distributions distributed upstream by Cinram Amalco and Cinram LLC (and their respective Affiliates) and, thus, eventually available for distribution. The actual amount of distributions paid in respect of the Units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the Fund Group. Distributions are not guaranteed and will fluctuate with Cinram Amalco’s and Cinram LLC’s (and their respective Affiliates’) performance. Cinram Amalco has the discretion to establish cash reserves for the proper conduct of its business. Adding to these reserves in any year would reduce the amount of Distributable Cash in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by the Fund.
Structural Subordination of the Units
In the event of a bankruptcy, liquidation or reorganization of a member of the Fund Group (other than the Fund), holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets from such entities before any assets are made available for upstream distribution, eventually to the Fund. Upon the Arrangement becoming effective, the Units will be effectively subordinated to the New Credit Facility and most of the other indebtedness and liabilities of the Fund Group. None of the members of the Fund Group will be limited (other than pursuant to the New Credit Facility and the U.S. Note) in their respective ability to incur secured or unsecured indebtedness.
Capital Investment
The timing and amount of capital expenditures by Cinram Amalco will directly affect the amount of Cash Available for Distribution. Distributions to Unitholders may be reduced, or even eliminated, at times when Trustees deem it necessary to make significant capital or other expenditures.

Distributable Cash may be dependent upon the ability of Cinram Amalco to fund a portion of its capital expenditures and working capital with cash generated from operations. The Fund may be required to reduce distributions or sell additional Units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to the Fund for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.
Restrictions on Potential Growth
The payout by Cinram Amalco of a substantial portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Cinram Amalco and its cash flow.
Limitation on Non-Resident Ownership and Liquidity
The Fund Declaration of Trust imposes various restrictions on Unitholders. Non-Resident Unitholders are prohibited from beneficially owning more than 40% of the outstanding Units (on a non-diluted and fully-diluted basis). Special Holders and Substantial Holders are subject to U.S. withholding tax obligations. These restrictions may limit (or inhibit the exercise of) the rights of certain Persons, including Non-Residents, Special Holders or Substantial Holders, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.
Redemption Right
It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Upon a redemption of Units or termination of the Fund, the Trustees may distribute the Trust Units and/or the Trust Notes or any other assets of the Fund or of any of its other direct or indirect Subsidiaries directly to the Unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. Assets so distributed may not be qualified investments for trusts governed by Plans depending upon the circumstances at the time.
Additionally, such securities will not be listed on any stock exchange and no established market is expected to develop in such securities and they may be subject to resale restrictions under applicable securities laws.
Dilution
The Fund Declaration of Trust authorizes the Fund to issue an unlimited number of Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. The Unitholders will have no pre-emptive rights in connection with such further issues. Any further issuance of Units will dilute the interests of existing Unitholders. In addition, Cinram Holding Partnership is permitted to issue additional Exchangeable LP Units for any consideration and on any terms and conditions.
Future Sales of Units
Upon the completion of the Arrangement, it is anticipated that approximately 57,305,960 Units and Exchangeable LP Units, in the aggregate, will be outstanding on an undiluted basis. The sales of a substantial number of Units in the public market or otherwise by those or other Unitholders could adversely affect the prevailing market price of the Units and could impair the Fund’s ability to raise additional capital through an offering of its equity securities.
Distribution of Trust Units and Trust Notes on Termination of the Fund
Upon termination of the Fund, the Trustees may distribute the Trust Units and the Trust Notes and any other downstream assets owned directly by any of the Fund’s Subsidiaries (and, therefore, indirectly by the Fund) directly to the Unitholders, subject to obtaining all required regulatory and other approvals. There is currently no market for the Trust Units, the Trust Notes or any of the other foregoing assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or quotation system or qualified investments for Plans.

Absence of Prior Public Market
The Fund is a newly-formed unincorporated trust. There is no public market for the Units and there will be no public market for the Units until after the Arrangement is complete. There is no public market for the Exchangeable LP Units and no such market is expected to develop. There is no intention to list the Exchangeable LP Units on any stock exchange or quotation system.
The Fund cannot predict the price at which the Units will trade and there can be no assurance that an active trading market in the Units will develop or be sustained. Units of a publicly-traded income fund will not necessarily trade at values determined solely by reference to the underlying value of its assets. One of the factors that may influence the market price of the Units is the annual yield on the Units. An increase in market interest rates may lead purchasers of Units to demand a higher annual yield and this could adversely affect the market price of the Units. In addition, the market price for the Units may be adversely affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the Fund.
Unitholder Liability
The Fund Declaration of Trust provides that no Unitholder shall be subject to any liability whatsoever to any Person in connection with a holding of Units. In December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides that Unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees, arising after its enactment. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.
Holders of Exchangeable LP Units may lose their limited liability in certain circumstances, including by taking part in the control or management of the business of Cinram Holding Partnership. The principles of law in the various jurisdictions of Canada recognizing the limited liability of the limited partners of limited partnerships subsisting under the laws of one province but carrying on business in another province have not been authoritatively established. If limited liability is lost, there is a risk that holders of Exchangeable LP Units may be liable beyond their contribution of capital and share of undistributed net income of Cinram Holding Partnership in the event of judgment on a claim in an amount exceeding the sum of the net assets of the Holding General Partner and the net assets of Cinram Holding Partnership. Holders of Exchangeable LP Units remain liable to return to Cinram Holding Partnership for such part of any amount distributed to them as may be necessary to restore the capital of Cinram Holding Partnership to the amount existing before such distribution if, as a result of any such distribution, the capital of Cinram Holding Partnership is reduced and Cinram Holding Partnership is unable to pay its debts as they become due.
Fluctuations in the Exchange Rate May Impact the Amount of Cash Available For Distribution
The distributions to holders of Units and Exchangeable LP Units will be denominated in Canadian dollars. Conversely, a significant portion of the Fund Group’s consolidated revenue and expenses (including interest on the U.S. Note and the Fund Group’s other non-Canadian dollar denominated debt) will be denominated in U.S. dollars or in Euros. As a result, the Fund and Cinram Holding Partnership will be exposed to currency exchange rate risks. Changes in the currency exchange rates could have a material adverse effect on the Fund Group’s consolidated financial condition, results of operations and cash flow and may adversely affect the Fund’s or Cinram Holding Partnership’s, as the case may be, cash distributions to holders of Units and Exchangeable LP Units. The Fund Group intends to implement an active hedging strategy to minimize the effects of these fluctuations. However, there can be no assurance that the Fund Group will enter into transactions to hedge its currency exchange rate risks or be able to successfully implement any hedging strategy. The Fund Group will review its currency hedging policy on an ongoing basis.
Leverage and Restrictive Covenants in Current and Future Indebtedness
The ability of the Fund and Cinram Holding Partnership to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the members of the Fund Group (including the New Credit Facility and the U.S. Note). The degree to which the Fund Group is leveraged could have important consequences to the Unitholders, including: (i) that the

Fund Group’s ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (ii) that a significant portion of the Fund Group’s cash flow from operations may be dedicated to the payment of the principal of, and interest on, its indebtedness, thereby reducing funds available for future distributions and causing taxable income for Unitholders to exceed cash distributions; (iii) that certain of the Fund Group’s borrowings will be at variable rates of interest, which exposes the Fund Group to the risk of increased interest rates; and (iv) that the Fund Group may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.
These factors may increase the sensitivity of distributable cash to interest rate variations. The New Credit Facility and the U.S. Note will contain numerous restrictive covenants limiting the discretion of Management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Fund Group to create liens or other encumbrances, to pay distributions on the Units and Exchangeable LP Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the New Credit Facility and the U.S. Note will contain a number of financial covenants that will require the Fund Group to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the New Credit Facility or the U.S. Note could result in a default which, if not cured or waived, could result in a termination of distributions by the Fund and Cinram Holding Partnership and permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facility or the U.S. Note, including any possible hedge contracts with the lenders, were to be accelerated, there can be no assurance that the assets of the Fund Group would be sufficient to repay in full that indebtedness. See “New Credit Facility” and “Description of CUSH — U.S. Note”.
The Fund Group will have to refinance its available credit facilities or other debt and there can be no assurance that the Fund Group will be able to do so or be able to do so on terms as favourable as those presently in place. If the Fund Group is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Fund Group’s financial position, which may result in a reduction or suspension of cash distributions to Unitholders and cause taxable income for Unitholders to exceed cash distributions. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive that the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions and cause taxable income for Unitholders to exceed cash distributions.
The Fund’s Substantial Consolidated Indebtedness Could Negatively Impact the Business
After completion of the Arrangement, the Fund will have a substantial amount of indebtedness. Immediately following Closing, after giving pro forma effect to the Arrangement, the Fund will have total indebtedness (including $886 million pursuant to the U.S. Note and $700 million drawn under the New Credit Facility) of approximately $1,600 million. In addition, the U.S. Note will permit future further indebtedness provided that certain covenants are satisfied.
The degree to which the Fund on a consolidated basis could have important consequences to the holders of Units including:
•	the Fund Group’s ability in the future to obtain trade credit from vendors, performance bonds from surety companies or additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Fund Group may be unable to refinance indebtedness on terms acceptable to it or at all;

•	a significant portion of the Fund Group’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Fund Group’s indebtedness, including the U.S. Note, thereby reducing funds available for future operations, capital expenditures and/or distributions;

•	the Fund Group may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures;

•	the Fund Group may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Fund Group may be at a competitive disadvantage to its competitors that have less indebtedness.
Changes in the Fund’s Creditworthiness May Affect the Value of the Units
The perceived creditworthiness of the Fund or Cinram Amalco may affect the market price or value and the liquidity of the Units.
CUSH May Not Be Able to Repurchase the Indebtedness under the U.S. Note upon a Change of Control as Required by the U.S. Note
Upon the occurrence of certain specific kinds of change of control events, CUSH will be required to offer to repurchase outstanding indebtedness under the U.S. Note at amounts greater than their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that CUSH will not have sufficient funds at the time of the change of control to make any of the required repurchases or the restrictions in the New Credit Facility may not allow for such repurchases. Failure to purchase tendered indebtedness under the U.S. Note would constitute a default under the U.S. Note, which, in turn, would constitute a default under the New Credit Facility. See “Description of CUSH — U.S. Note”.
CUSH May Not Be Able to Make All Principal Payments on the U.S. Note
The U.S. Note will mature 10 years after the date of issuance. CUSH may not be able to refinance the principal amount of the U.S. Note in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that CUSH will be able to repay the outstanding principal amount upon maturity of the U.S. Note.
As a result of the subordinated nature of the guarantee of the U.S. Note, upon any distribution to creditors of Cinram Amalco in a bankruptcy, liquidation or reorganization or similar proceeding relating to Cinram Amalco or its property or assets, the holders of Cinram Amalco’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the U.S. Note under the guarantee provided by Cinram Amalco.
Tax Related Risks
Canadian Income Tax Matters
There can be no assurance that the Units will continue to be qualified investments under the Tax Act for Plans. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments. In addition, there can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the Fund ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. The Fund Declaration of Trust contains mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-Residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-Resident persons or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust’s property is “taxable Canadian property” or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by Non-Residents and partnerships other than Canadian partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.
Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against any member of the Fund Group, it would materially adversely affect the amount of cash available to the Fund for distribution to Unitholders. The Fund believes that the interest expense inherent in the structure of the Fund is supportable and reasonable. On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. As part of the release of the February 23, 2005 Federal Budget, the Minister of Finance (Canada) announced that many commentators had expressed concern with the October 31, 2003 proposals; in particular that a codification of the “reasonable expectation of profit” test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the Government’s objectives. The Department of Finance indicated that it will release an alternative proposal for public comment at its earliest opportunity. The Fund has advised counsel that it does not believe that the amendments as proposed on October 31, 2003 will have a material effect on its tax position. Interest on the Trust Notes (which will be a nominal amount) accrues at the Fund level for Canadian federal income tax purposes, whether or not actually paid. The Fund Declaration of Trust provides that a sufficient amount of the Fund’s net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the Fund’s liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the Trust Notes) and net realized capital gains of the Fund in a taxation year exceeds the cash available for distribution in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.
In the 2005 Budget Proposals, the Minister of Finance (Canada) announced that the Department of Finance would release a consultation paper on the tax issues related to business income trusts and other flow through entities. On September 8, 2005, the Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper was to, among other things, assess whether the tax system should be modified. On September 19, 2005, the Minister of Finance (Canada) announced, with the support of the Minister of National Revenue (Canada), that the CRA would postpone providing advance rulings respecting flow-through entity structures effective immediately, that the Department of Finance was closely monitoring developments in the flow-through entity market with a view to proposing measures in relation to the consultations and that consideration would be given to what, if any, transitional measures would be appropriate. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance may be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely affects the Fund and the Unitholders. To the extent that changes are made, such changes could result in the income tax considerations described under the heading “Certain Canadian Federal Income Tax Considerations” being materially different in certain respects.
The after-tax return to Unitholders subject to Canadian federal income tax from an investment in Units will depend, in part, on the composition for tax purposes of distributions paid by the Fund. Provided that the organizational structure of the Fund is unchanged from that described above under “Structure Following the Completion of the Arrangement”, it is expected that substantially all of the distributions paid by the Fund will be treated as taxable dividends in the hands of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes.

However, there can be no assurance that the structure of the Fund will not be changed from that described above under “Structure Following the Completion of the Arrangement”. In particular, a restructuring may be undertaken in the event of a change in U.S. law or regulations (see “Risk Factors – Certain United States Income Tax Matters”). In such event, it is possible that a significant portion of the distributions paid by the Fund may be treated as ordinary taxable income of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes.
Exchangeable LP Units
No opinion has been requested or obtained by the Corporation as to the tax consequences to a particular Shareholder of acquiring or holding Exchangeable LP Units. Any Shareholder who is considering exchanging Shares for Exchangeable LP Units should consult his, her or its own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. See “Certain Canadian Federal Income Tax Considerations”.
Subject to the Maximum Number of Exchangeable LP Units, Shareholders (other than Excluded Shareholders) will be entitled to elect to transfer all or a portion of their Shares to Cinram Holding Partnership for consideration that includes Exchangeable LP Units and Ancillary Rights rather than transferring such Shares to the Fund in consideration for Units. For certain Shareholders, exchanging Shares for consideration that includes Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. However, the use of such election is complicated and may not be appropriate for all Shareholders and could give rise to certain adverse tax consequences that are not discussed herein.
No opinion has been requested or obtained by the Corporation as to the tax consequences to a particular Shareholder of acquiring or holding Exchangeable LP Units and the Corporation provides no representation as to the tax consequences of acquiring or holding Exchangeable LP Units. Shareholders who are considering transferring Shares to Cinram Holding Partnership should consult their own legal and tax advisors with respect to the tax consequences associated with electing this alternative and the holding of Exchangeable LP Units. Moreover, Exchangeable LP Units will be subject to additional restrictions and limitations including: (i) restrictions on transferability; and (ii) restrictions on the exercise of the Exchange Rights. In particular, Exchangeable LP Units will not be exchangeable under any circumstances for a period of 90 days from the Effective Date, except with the consent of the board of directors of Holding General Partner. The Exchangeable LP Units will not be listed on the TSX or any other stock exchange or quotation system.
For Eligible Shareholders that elect to receive Exchangeable LP Units, the Holding General Partner will make the necessary joint tax elections with such Shareholders. However, neither the Holding General Partner nor Cinram Holding Partnership will be responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the proper completion or filing of any tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages and late filing penalties resulting from the failure to properly complete or file a tax election in the form and manner and within the time prescribed by applicable tax legislation. The Holding General Partner and Cinram Holding Partnership agree only to execute any properly completed tax election and to forward such election by mail (within 30 days after the receipt thereof by Cinram Holding Partnership) to the applicable Shareholder provided the Depositary receives the Letter of Transmittal and Election Form by the Election Deadline and any such tax election is received by Cinram Holding Partnership within 60 days following the Effective Date. See “Certain Canadian Federal Income Tax Considerations”.
In most circumstances, the initial adjusted cost base of a holder’s Exchangeable LP Units for purposes of the Tax Act will be equal to the amount elected by the Electing Shareholder in the tax election made with Cinram Holding Partnership. Distributions received by such a holder from Cinram Holding Partnership during a fiscal year may result in the adjusted cost base of the holder’s Exchangeable LP Unit being a negative amount at the end of the fiscal period of Cinram Holding Partnership where such fiscal period is the first fiscal period of Cinram Holding Partnership or a fiscal period where cash distributions for that fiscal period have increased over cash distributions for the preceding fiscal period of Cinram Holding Partnership. Where, at the end of a fiscal period of Cinram Holding Partnership, a holder’s adjusted cost base of an Exchangeable LP Unit becomes a negative amount, the negative amount will be deemed to be a capital gain realized by such holder at that time from the disposition of the Exchangeable LP Unit and, immediately after that time, the holder’s adjusted cost base will be increased by an amount equal to that deemed capital gain.

Exchangeable LP Units are intended to be, to the greatest extent possible, the economic equivalent of Units. Moreover, it is anticipated that the primary mechanism for holders of Exchangeable LP Units to dispose of such units will be the exercise of the Exchange Rights and subsequent disposition of the Units received pursuant thereto. Accordingly, many of the risks associated with the holding of Units, including (among others) risks relating to distributions on Units and the future value of Units, also apply to holders of Exchangeable LP Units.
The proportions of cash distributions received by holders of Exchangeable LP Units from Cinram Holding Partnership that are taxable as income for purposes of the Tax Act may not be the same as, and may be higher than, the proportion of corresponding cash distributions received by Unitholders from the Fund that are taxable as income for purposes of the Tax Act.
Certain United States Income Tax Matters
There can be no assurance that United States federal income tax laws and IRS administrative policies respecting the United States federal income tax consequences described herein will not be changed or applied in a manner that adversely affects Unitholders. See “Certain United States Federal Income Tax Considerations”.
There is a risk that the U.S. Note could be treated for United States federal income tax purposes as equity rather than debt, in which case the otherwise deductible interest on the U.S. Notes would be treated, in effect, as non-deductible distributions. The risk would be increased if Cinram LLC fails to exercise its creditor rights under the U.S. Note in a manner consistent with the conduct of an arm’s length lender. In addition, even if the U.S. Note is characterized as debt, there is a risk that the interest rate may be found to be in excess of an arm’s length rate. In such event, the excess amount of interest over an arm’s length amount would be recharacterized as non-deductible distributions. CUSH’s inability to deduct all or a portion of the interest on the U.S. Note could materially increase its taxable income and thus, its United States federal income tax liabilities. This would reduce CUSH’s after-tax income available for distribution. No IRS ruling has been requested as to whether the U.S. Note should be treated for United States federal income tax purposes as debt. See “Certain United States Federal Income Tax Considerations”.
Various proposals have been considered in the United States Congress to amend the existing “earnings stripping” rules under Code Section 163(j). Most recently, the Budget of the United States Government, Fiscal Year 2007 includes a proposal to amend Code Section 163(j) to tighten the limitation on the deductibility of interest paid to related persons by lowering the 50% adjusted taxable income threshold. If any of these changes are enacted while the U.S. Note is outstanding, it could affect the deduction of the interest on the U.S. Note under Code Section 163(j). However, as of the date of this Circular, there is no information as to if and in what form any such proposed amendments would be enacted. In addition, the American Jobs Creation Act of 2004 requires a comprehensive study of the earnings stripping provisions of Code Section 163(j) to be completed by June 30, 2005. As of the date of this Circular, this study had not been completed.
The Portfolio Interest Exemption will not apply to interest paid on the U.S. Note to a Person that actually or constructively owns 10% or more of the combined voting stock of CUSH. Even if some or all of the Non-U.S. Holders satisfy the filing requirements (described above under “Certain U.S. Federal Income Tax Considerations – Taxation of Interest”) for the Portfolio Interest Exemption, there is a risk that the IRS may take the position that the Portfolio Interest Exemption does not apply to interest paid on the U.S. Note because the Fund and Cinram Holding Partnership will indirectly own 10% or more of the voting stock of CUSH. If such position were upheld, or in the event of a change in law or regulations such that the Portfolio Interest Exemption was no longer available, the interest paid on the U.S. Note would be subject to a 30% United States withholding tax. The IRS and the U.S. Treasury are currently considering whether the determination of whether a Person is a 10% shareholder should be made at the partner (i.e. Unitholder) level or at the partnership (i.e. the Fund or Cinram Holding Partnership) level and are expected to issue guidance addressing this issue. In the event that the Portfolio Interest Exemption was no longer available, the Fund intends to effect certain restructuring steps to establish eligibility for benefits under the Canadian Treaty with respect to interest paid on the U.S. Note. In the event that such eligibility is successfully established, the withholding tax applicable to interest on the U.S. Note may be reduced from a rate of 30% to a rate of 10%. There can be no assurance, however, that the Fund will be successful in obtaining the benefit of the reduced rate of withholding tax under the Canadian Treaty following any such restructuring or that any such restructuring would not have other material and adverse tax consequences to the Fund Group or holders of Units or Exchangeable LP Units. The additional United States withholding tax liability could materially and adversely affect the amount of cash available to be distributed by CUSH and, as a result, cash available for distribution to holders of Units and Exchangeable LP Units.
Any interest paid by CUSH on the U.S. Note that is allocable to a Substantial Holder or a Special Holder may be subject to United States withholding tax. To ensure that CUSH, the Fund and Cinram Holding Partnership comply with their United States withholding tax obligations, the Fund Declaration of Trust and the LP Partnership Agreement provide that a Unitholder or a holder of an Exchangeable LP Unit must give notice to the Trustees or the board of directors of the Holding General Partner if the holder is or becomes a Substantial Holder or a Special Holder. However, in the absence of such a notice from a Substantial Holder or a Special Holder, the Fund or Cinram Holding Partnership, as the case may be, may make distributions to a Substantial Holder or Special Holder from which the required amount of tax is not withheld. In such case, CUSH, the Fund and Cinram Holding Partnership would remain obligated to remit the required amount to the IRS. The Fund Declaration of Trust and the LP Partnership Agreement contain provisions that allow the Fund and Cinram Holding Partnership to recover from a Unitholder or a holder of Exchangeable LP Units amounts that should have been withheld from a distribution. However, there can be no assurance that CUSH, the Fund or Cinram Holding Partnership will be able to recover such amounts in full or at all, which could result in a reduction in Cash Available For Distribution to others.
There is also a risk that if the Fund does not meet the Qualifying Income Exception, then it will be treated as a corporation for United States federal income tax purposes. In such circumstances, among other things, the Portfolio Interest Exemption would not apply, and the interest payments by CUSH to Cinram LLC on the U.S. Note would be subject to a 30% United States withholding tax. The additional United States withholding tax liability could materially and adversely affect the amount of cash available to be distributed by CUSH and, as a result, cash available for distribution to holders of Units and Exchangeable LP Units.
ANNUAL MEETING MATTERS
At the Meeting, Shareholders will be asked, among other things, to elect eleven directors of the Corporation (see “— Election of Directors”) and to appoint KPMG LLP as the auditors of the Corporation (see “— Appointment of Auditors”). If the Arrangement Resolution is approved at the Meeting, pursuant to the Arrangement, the Corporation will amalgamate with Newco to form Cinram Amalco. See “The Arrangement — Arrangement Steps — Arrangement Transactions”. If this occurs, four of the directors referred to below are expected to resign and the remaining directors will become the directors of Cinram Amalco, and the auditors referred to below will become the auditors of the Fund. If the Arrangement Resolution is not approved or the Arrangement is not completed for any other reason, the directors and auditors referred to below will continue to serve as the directors and auditors of the Corporation. Accordingly, it is important that Shareholders consider carefully the matters discussed below.
Receipt of Financial Statements
The annual report and the consolidated financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon will be presented to the Meeting.
Appointment of Auditors
KPMG LLP of Toronto, Ontario are the auditors of the Corporation. Management recommends the reappointment of KPMG LLP as the auditors of the Corporation until the next annual meeting of the Shareholders (or if the Arrangement Resolution is approved at the Meeting, the next annual meeting of Voting Unitholders) at remuneration to be fixed by the Board of Directors (or if the Arrangement Resolution is approved at the Meeting, by the Trustees). Unless authority to vote in respect of the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote the Shares represented by the proxy for the reappointment of KPMG LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders, and to authorize the Board of Directors to fix the remuneration of the auditors.
Election of Directors
The Board of Directors currently consists of ten directors. Pursuant to the by-laws of the Corporation, the number of directors shall be determined by the directors but shall be not fewer than the minimum and not more than the maximum provided in the articles. The articles of the Corporation provide that the number of directors to be elected shall be a minimum of one and a maximum of fifteen. The Board proposes to nominate ten directors for election at the Meeting.
Management proposes to nominate the ten individuals named in the following table for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of the Corporation, or until his successor is duly elected or appointed, unless (i) his office is earlier vacated in accordance with the articles of the Corporation, (ii) he becomes disqualified to act as a director, or (iii) the Arrangement is completed, in which latter case, certain directors will resign and Messrs. Jamieson, May, Mohamed, Preston and Sherman will continue to act as directors.
The following table and the notes thereto provide the names of all individuals proposed by Management to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and the number of securities of the Corporation beneficially owned, directly or indirectly, or over which direction or control is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

Number of Shares
Beneficially Owned,
Directly or
Indirectly, or
Name, Position or Office with the	Director of	Current	Over Which Control or
Corporation and Residence	Corporation Since	Principal Occupation	Direction is Exercised
Henri A. Aboutboul(3) Director London, United Kingdom	November 19, 1986	Non-Executive Chairman of the Board, Cinram International Inc.	Nil

Robert B. Jamieson	August 4, 2005	Consultant	Nil
Director Connecticut, USA

Norman May, Q.C.(2)	December 1, 1985	Partner, Fogler, Rubinoff LLP	27,500
Director Ontario, Canada

Nadir H. Mohamed, CA(1)(3*) Director Ontario, Canada	September 25, 2003	President and Chief Operating Officer, Communications Group, Rogers Communications Inc.	Nil

Isidore Philosophe Director and Chief Executive Officer Ontario, Canada	August 29, 1969	Chief Executive Officer, Cinram International Inc.	2,863,200
John R. Preston, CPA(1)(2*) Director Florida, USA	September 25, 2003	Vice-President, Finance and Administration, Southern Wine & Spirits of America Inc.	Nil

Lewis Ritchie, CA	June 1, 1985	Chief Financial Officer,
Director, Chief Financial Officer,		Executive Vice-President,
Executive Vice-President, Finance		Finance and Administration
and Administration and Secretary		and Secretary, Cinram
Ontario, Canada		International Inc.	32,370

David Rubenstein	June 19, 2002	President and Chief
Director, President and Chief		Operating Officer, Cinram
Operating Officer		International Inc.	Nil
Florida, USA

Michael P. Sherman Director New York, USA	August 4, 2005	Consultant to the Direct Marketing Industry	Nil

Peter G. White(1*)(3)	June 12, 1997	President, Peter G. White
Director		Management Ltd.	1,600
Alberta, Canada

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance and Nominations Committee.

(3)	Member of the Compensation Committee.

*	Committee Chair.
It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy for the election of the nominees specified above as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.
Provided that the Arrangement Resolution is approved and the Arrangement is completed, it is expected that certain of the individuals elected as directors at the Meeting will resign on Closing in order that the board of directors of Cinram Amalco and the members of the committees thereof will comprised of such persons as set out under “Trustees, Directors and Management — Trustees, Directors and Officers”.
All of the individuals proposed by Management to be nominated for election as directors at the Meeting have held the positions listed in the table above during the past five years except:

Name	Past Occupation

Henri A. Aboutboul	Managing Director of Chemicals, Waste Management International B.V., prior to May 2001

Robert B. Jamieson	Chairman and Chief Executive Officer of RCA Music Group, BMG North America from 2001 to December 2003 (prior to which he was President and Chief Executive Officer from 2000). From 1997 to 2000, Chairman and Chief Executive Officer of RCA Music Group.

Nadir H. Mohamed	President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. From August 2000 to July 2001, President and Chief Operating Officer of Rogers Wireless Inc.

John R. Preston, CPA	Executive Vice-President and Chief Financial Officer, Ripplewood Investment Holdings, prior to January 2004

David Rubenstein	President, Cinram Americas from June 2001 to December 2004 President, Cinram U.S. Operations, prior to June 2001

Michael P. Sherman	Vice Chairman, Crosstown Traders, Inc., a direct marketing company, from October 2002 to June 2005. From April 2000 to October 2002, President of Fingerhut Companies, Inc., a direct marketing company. Director, The
J. Jill Group, Inc., December 2004 to present and Director, Direct Marketing Organization, 1996 to present.

Peter G. White	Co-Chief Operating Officer and Secretary, Hollinger Inc. from January 2004 to December 2004 and Vice-President, Operations and Secretary, Hollinger Inc., from December 2004 to June 2005
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the best of the knowledge of the Corporation, none of Management’s nominees for election as a director of the Corporation is, or has during the past ten years: (a) been a director or executive officer of any company that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied that the relevant company access to any exemption under Canadian securities legislation for a period of more than

30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer of the company, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets, except for Peter G. White as described under “Trustees, Directors and Management — Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions”.
EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
The following table provides a summary of compensation earned during each of the Corporation’s three most recently completed financial years by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2005 (hereinafter collectively referred to as the “Named Executive Officers”) for services rendered in all capacities during the three most recently completed financial years.

	SUMMARY COMPENSATION TABLE
		Annual Compensation					Long-Term Compensation
							Awards		Payouts
								Restricted
				Bonus/			Securities	Shares or
Name and Principal				Commissions		Other Annual	Under Options/	Restricted	LTIP	All Other
Position of Named		Salary		Fees		Compensation	SARs Granted	Share Units	Payouts	Compensation
Executive Officer	Year	(US$)		(US $)		(US$)	(#)	(US$)	(US$)	(US $)
Isidore Philosophe	2005	423,648	(2)	4,200,000	(2)	(1)	—	—	—	—
Chief Executive	2004	395,600	(2)	4,000,000	(2)	(1)	—	—	—	—
Officer	2003	358,700	(2)	3,587,000	(2)	(1)	60,000	—	—	—
Lewis Ritchie	2005	254,189	(2)	1,168,000	(2)	(1)	—	—	—	—
Executive	2004	237,400	(2)	1,117,300	(2)	(1)	—	—	—	—
Vice-President, Finance and Administration, CFO and Secretary	2003	215,200	(2)	782,600	(2)	(1)	50,000	—	—	—
David Rubenstein	2005	339,210		1,460,000		(1)	—	—	—	—
President and Chief	2004	330,000		1,396,700		(1)	—	—	—	—
Operating Officer	2003	325,000		1,033,000		(1)	50,000	—	—	—
Jaime Ovadia	2005	203,651		584,000		(1)	—	—	—	—
President, Cinram U.S.	2004	200,000		558,700		(1)	—	—	—	—
& Latin America,	2003	200,000		500,000		(1)	35,000	—	—	—
Executive Vice- President, Worldwide Theatrical Home Video
Jacques Philosophe	2005	254,189	(2)	1,168,000	(2)	(1)	—	—	—	—
Executive	2004	237,400	(2)	1,117,300	(2)	(1)	—	—	—	—
Vice-President	2003	215,200	(2)	782,600	(2)	(1)	50,000	—	—	—

Notes:
(1)	Calculated value of perquisites and other benefits did not exceed the lesser of C$50,000 and 10% of the total of the annual salary and bonus and is not reported herein.
(2)	These amounts were paid in C$ and converted to US$ at the simple average exchange rate for the applicable year.

Option Grants During the Most Recently Completed Financial Year
No grants of Options were made to any Named Executive Officer during the financial year ended December 31, 2005.
Aggregated Option Exercises and Year End Option Values
The following table provides information concerning Option exercises by Named Executive Officers during the financial year ended December 31, 2005, as well as the financial year end values of unexercised Options held by Named Executive Officers.

	Securities		Unexercised Options at	Value of Unexercised in-the-Money
	Acquired on	Aggregate	Financial Year End	Options at Financial Year End
Name of Named	Exercise	Value Realized	(#)	(C$)
Executive Officer	(#)	(C$)	Exercisable/Unexercisable	Exercisable/Unexercisable(1)
Isidore Philosophe	230,000	$3,775,750	365,000/20,000	$4,931,000/$323,000
Lewis Ritchie	NIL	NIL	106,000/16,667	$1,778,300/$269,172
David Rubenstein	NIL	NIL	97,333/16,667	$1,781,728/$269,172
Jaime Ovadia	29,000	$425,278	18,333/11,667	$303,067/$188,422
Jacques Philosophe	NIL	NIL	138,333/16,667	$2,000,928/$269,172

Note:

(1)	Calculated using the closing price per Share on the TSX on December 30, 2005 of C$27.40, less the exercise price of the applicable Options.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth aggregated information as at December 31, 2005 with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

	Number of Securities	Weighted-Average Exercise	Number of Securities Remaining
	to be	Price of Outstanding	Available for Future Issuance under
	Issued Upon Exercise of	Options,	Equity Compensation Plans (excluding
	Outstanding Options,	Warrants and Rights	securities reflected in the second
Plan Category (1)	Warrants and Rights	(C$)	column)
Stock Option Incentive Plan	1,233,268	$12.43	1,596,003

Note:

(1)	The only equity compensation plan of the Corporation is the Stock Option Incentive Plan, which plan has been approved by the Shareholders. See “Trustees, Directors and Management — Unit Option Plan — Stock Option Incentive Plan”.
If the Arrangement is completed, all Options issued and outstanding pursuant to the Stock Option Incentive Plan will be exchanged for Fund Options, and no further Options or Fund Options will be granted. The terms of the Fund Options will be substantially similar to the terms of the Options under the Stock Option Incentive Plan. See “The Arrangement — Treatment of Options” and “Trustees, Directors and Management — Unit Option Plan”.
Employment Agreements
The Corporation has an employment agreement with Jaime Ovadia, the President, Cinram U.S. & Latin America and Executive Vice-President, Worldwide Theatrical Home Video of the Corporation, made as of October 31, 1996 with a term of twenty-five months expiring December 31, 1998 and automatic renewals for further consecutive periods of two years each unless either the Corporation or Mr. Ovadia gives notice of intention not to renew at least 90 days prior to the expiration date. The agreement provides, inter alia, that:

(i)	Mr. Ovadia shall receive a base salary, which is currently $250,000, per annum;

(ii)	Mr. Ovadia is entitled to receive a minimum bonus with respect to each full fiscal year in which he was employed by the Corporation equal to 0.05% of the pre-tax earnings excluding invest income of the Corporation, only if pre-tax earnings are in excess of C$20,000,000, which bonus shall be paid within 140 days from the end of each fiscal year;

(iii)	Mr. Ovadia is entitled to participate in the supplementary benefits made available generally to the Corporation’s senior executive employees from time to time and any perquisites established by the Corporation from time to time as appropriate for him; and

(iv)	Mr. Ovadia is entitled an automobile allowance of $600 per month and reimbursement of automobile operating expenses.
David Rubenstein, the President and Chief Operating Officer and a director of the Corporation, Lewis Ritchie, the Executive Vice-President, Finance and Administration, Chief Financial Officer, Secretary and a director of the Corporation and Jacques Philosophe, the Executive Vice-President of the Corporation have each signed letter agreements with the Corporation dated March 27, 2006 wherein they have agreed that all previously existing employment contracts, arrangements or agreements between the executive and the Corporation were terminated as of December 31, 2005 and that promptly after the Effective Date of the Arrangement, or following the date that it is determined that the Arrangement will not be completed for any reason, the Corporation and the executive will enter into a new written agreement which will be effective retroactive to January 1, 2006 and shall contain the following terms (subject to Board approval):
(i)	the term will be three years expiring December 31, 2008 with automatic renewals for further consecutive periods of two years each unless either the Corporation or the executive gives notice of intention not to renew at least six months prior to the expiration of the term period;

(ii)	a base salary per annum;

(iii)	a short term incentive cash award, and a transition bonus for each of the fiscal years 2006 and 2007, as determined by the Compensation Committee based on the recommendations it received from Mercer Human Resource Consulting;

(iv)	upon termination of employment by the Corporation other than for just cause, disability or death, the Corporation shall thereupon pay to the executive (in addition to payment of total compensation for the balance of the contract term, if applicable), an amount equal to two times the average of total annual compensation during the preceding three years; and

(v)	all other terms customary in agreements for executives at the same level.
The base salary of each of the executives is: David Rubenstein — $500,000, Lewis Ritchie - $400,000 and Jacques Philosophe — $400,000.
Composition of the Compensation Committee
Nadir H. Mohamed, Henri A. Aboutboul and Peter G. White served as members of the Compensation Committee of the Corporation during the financial year ended December 31, 2005. None of the members of the Compensation Committee was an officer, employee or former officer or employee of the Corporation or any of its Subsidiaries during 2005. The Compensation Committee, among other things, reviews and approves corporate goals and objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of those goals and objectives and sets the CEO’s compensation level based on this evaluation. The Compensation Committee also reviews and approves senior management compensation, compensation programs applicable to senior management and the overall compensation policies and practices of the Corporation.

Report on Executive Compensation
Compensation Philosophy
The Corporation’s compensation philosophy is designed to attract, retain and motivate executives to strive for continued corporate success. The Corporation’s success is based on a strong service orientation, creativity, aggressive investments in leading-edge technology and an executive decision-making process that extends well beyond the next quarter’s results. The Corporation rewards its executives with a combination of base salary and annual incentives that are determined on the basis of these criteria.
In order to achieve these objectives, the compensation paid to the Named Executive Officers in 2005 consisted of two components: (i) base salary; and (ii) an annual bonus incentive.
Base Salary
The base salary of each particular executive officer is generally determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance. For certain executives, the base salary was, or will be set forth in their respective employment agreements. See “— Employment Agreements”.
Annual Bonus Incentive
Annual cash bonus incentive awards are generally based upon the profitability of the Corporation, as well as certain of the criteria used to calculate base salary. For example, in 2000, the profitability of the Corporation was below both internal and public expectation. Accordingly, no bonuses were awarded to executive officers for that year. This establishes a direct link between executive compensation and the Corporation’s operating performance. For certain executives, the amount of the bonus, or a formula to be used for determining the amount of bonus, was, or will be contained in their respective employment agreements. See “— Employment Agreements”. If the Arrangement becomes effective, it is anticipated that short term incentive awards will be based on a number of factors, including EBITA and Distributable Cash.
Long-Term Incentive
The Corporation provides a long-term incentive by granting Options to executives through the Stock Option Incentive Plan. The Options granted permit executives to acquire Shares at an exercise price equal to the market price of the Shares under Option at the date the Option was granted. The objective of granting Options is to encourage executives to acquire an ownership interest in the Corporation over a period of time which acts as a financial incentive for executives to consider the long-term interests of the Corporation and its Shareholders. See “Trustees, Directors and Management — Unit Option Plan — Stock Option Incentive Plan”. During 2005, no Option grants were made.
In 2005, the relative emphasis on salary, bonus and Options were as follows for the Named Executive Officers:

	Salary	Bonus	Options
Name	(%)	(%)	(%)
Isidore Philosophe	9	91	Nil

Lewis Ritchie	18	82	Nil

David Rubenstein	19	81	Nil

Jaime Ovadia	26	74	Nil

Jacques Philosophe	18	82	Nil
Chief Executive Officer’s Compensation
The base salary for Isidore Philosophe was increased to $423,648 in 2005 from $395,600 in 2004 as a result of his performance in 2004. In addition, a bonus of $4,200,000 was awarded to Isidore Philosophe in respect of the 2005 fiscal year (2004 — $4,000,000). In 2005, Mr. Philosophe’s performance was recognized for the strong performance of the Corporation evidenced by the growth in EBITA as well as other indicators. He was rewarded for this performance and the significant undertaking of considering the proposed conversion of the Corporation into an income trust structure. The compensation of the Corporation’s Chief Executive Officer is generally based on the same criteria as that used in determining the compensation payable to the Corporation’s other Named Executive Officers; however unlike the other Named Executive Officers, the incentive portion of the Chief Executive Officer’s compensation in fiscal 2005 was determined by a percentage of earnings formula established by the Board, upon the recommendation of the Compensation Committee, and not by a percentage that is stipulated in an employment agreement. In establishing this incentive portion, the Board applied the same criteria used for the other Named Executive Officers. In determining the salary increase and cash bonus awarded to Isidore Philosophe during the past fiscal year, the Compensation Committee took into account, among other things, the performance of the Corporation in 2005 relative to its historical performance.
Submitted by the Compensation Committee:
Nadir H. Mohamed, Henri A. Aboutboul and Peter G. White
Compensation of Directors
Directors of the Corporation who were not officers or employees of the Corporation or its Affiliates received aggregate fees of C$160,500 in respect of meetings of the Board attended by them during the fiscal year ended December 31, 2005 as compensation for their services in such capacity. Each of these directors was paid for his services as a director at the rate of C$15,000 per annum and a fee of C$1,000 for each meeting of the Board attended by him. In addition, each committee chair received annual fees of C$2,500, committee members received annual fees of C$1,000 and an additional fee of C$1,000 for each committee meeting attended by him. In addition to the foregoing, the law firm of which Norman May, Q.C., a director of the Corporation, and Monique T. Rabideau, Assistant Corporate Secretary of the Corporation, are partners, received fees of C$732,000 from the Corporation in 2005 for legal services performed. Henri A. Aboutboul, the Non-Executive Chairman of the Board, received consulting fees of C$250,000 in 2005.
In 2005, the Compensation Committee engaged Mercer Human Resource Consulting to provide market data on executive and director compensation and to perform a technical analysis of the market data in light of the Corporation’s compensation plans and practices. See “Statement of Corporate Governance Practices — Board Committees — Compensation Committee”.
The directors of the Corporation who are not also officers or employees of the Corporation, like the Named Executive Officers, may receive a portion of their compensation by means of Options. See “Trustees, Directors and Management — Unit Option Plan — Stock Option Incentive Plan”. However, no Options were granted to employees, officers or directors during the 2005 fiscal year.
Provided that the Arrangement Resolution is approved and the Arrangement is completed, it is expected that two of the directors will also be Trustees of the Fund, will not receive additional compensation for acting as a director and will be entitled to participate in the Deferred Unit Plan of the Fund. See “Trustees, Directors and Management — Deferred Unit Plan”. Whether or not the Arrangement is completed, the compensation of directors will be modified as described under “Trustees, Directors and Management — Remuneration of Trustees and Directors”. In the event that the Arrangement is not completed, the directors of the Corporation will be entitled to these fees, but in their capacity as directors of the Corporation only.
Directors’ and Officers’ Liability Insurance
The Corporation has purchased, at its expense, directors’ and officers’ liability insurance in the amount of C$50 million for the protection of its directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its Subsidiaries. For the twelve months ending July 1, 2006, the Corporation will pay a total premium of $420,000 for this insurance. If the Arrangement is completed, the Fund will obtain or cause to be obtained a policy of insurance for the Fund Group. See “Trustees, Directors and Management — Insurance Coverage for the Fund and Related Entities and Indemnification”.

Performance Graph
The following graph compares the total cumulative shareholder return for C$100 invested in Shares (with any dividends reinvested) on the TSX (symbol: CRW) with the S&P/TSX Composite Index for the period commencing January 1, 2000 and ending December 31, 2005.

December 31 (1)	2000	2001	2002	2003	2004	2005
Cinram International Inc.	100.0	161.5	347.3	995.7	777.3	962.6
S&P/TSX Composite Index	100.0	87.4	76.6	97.0	111.1	137.9

Note:

(1)	The cumulative return of the Shares is based on the closing prices of the Shares on the TSX on December 31, 2000, 2001, 2002, 2003, 2004 and 2005 or, if there was no trading on such date, the closing price on the last trading day prior to such date.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors considers good corporate governance practices to be an important factor in the overall success of the Corporation. On June 30, 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices and National Policy 58-201 — Corporate Governance Guidelines Practices (collectively, the “Corporate Governance Rules”) came into force. Under the Corporate Governance Rules, the Corporation is required to disclose information relating to its corporate governance practices as set out below.
In addition, the Corporation believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all Shareholders. To that end, the Board has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Corporation and its Subsidiaries. The Code of Business Conduct and Ethics is available on the SEDAR website at www.sedar.com. Any deviations from the Code of Business Conduct and Ethics are required to be reported to an employee’s supervisor, human resource manager and, if appropriate, the Chief Financial Officer of the Corporation and the Board.

Board Composition
The Board currently is comprised of ten members. One-half of the Board is comprised of independent directors. Robert B. Jamieson, Nadir H. Mohamed, John R. Preston, Michael P. Sherman and Peter G. White are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has “no direct or indirect material relationship” with the Corporation. The other five members of the Board are not considered independent directors within the meaning of the Corporate Governance Rules; Mr. Philosophe, Mr. Ritchie and Mr. Rubenstein are members of Management, Mr. May is a partner in a law firm which has provided legal services to the Corporation and Mr. Aboutboul (who is also the Non-Executive Chairman of the Board) has received consulting fees from the Corporation. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors.
Although the Board does not presently have a majority of independent directors as recommended by the Corporate Governance Rules, the Board believes that the current composition of the Board nonetheless serves the Corporation and Shareholders well. One-half of the Board is comprised of independent directors and, as a result, no matter may be approved by the Board without the at least one independent director being in agreement. The Board believes that all of its directors make a valuable contribution to the Board, the Corporation and its Subsidiaries. A number of the directors, although not independent directors, possess an extensive knowledge of the Corporation’s businesses and business environment which has proven to be beneficial to the Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.
Although Henri A. Aboutboul, the Non-Executive Chairman of the Board, is not a member of Management, he is not considered an independent director within the meaning of the Corporate Governance Rules. The Board does not currently feel that it is necessary to add structures or procedures to those currently in place to ensure its independence from Management. All directors are expected to exercise critical judgement at all times and the outside directors have unrestricted, direct access to both Corporation executives and the external auditors. Accordingly, the Board has not developed a formal position description for the Chairman of the Board.
If the Arrangement is completed, four nominees for election to the Board at the Meeting will serve as Trustees of the Fund on the Effective Date, namely Henri A. Aboutboul, Norman May, Nadir H. Mohamed and Peter G. White, and Thomas A. Di Giacomo will also be appointed as a Trustee. See “Trustees, Directors and Management”. Of these initial Trustees, a majority (being Nadir H. Mohamed, Peter G. White and Thomas A. Di Giacomo) will be independent within the meaning of the Corporate Governance Rules.
Board Process
In addition to having a Board comprised of members, one-half of which are independent directors (and, if the Arrangement is completed, a majority of independent Trustees), the Corporation has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the practice of having the independent members of the Board meet as a group in executive sessions (with no members of Management, including the Chief Executive Officer, present) prior to or after regularly scheduled meetings of the Board and otherwise as those directors may determine, and members of the Board having the opportunity to initiate discussions with senior Management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and Management by the Corporate Governance and Nominations Committee, which is comprised of directors, one-half of whom are independent. The Board believes that it has functioned, and continues to function, independently of Management.
The Chief Executive Officer and Chief Financial Officer report formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting the Corporation. The Board is satisfied that the Chief Executive Officer and Chief Financial Officer have reported to, and sought the consent of, the Board where necessary and appropriate. The Board has not developed a formal position description for the CEO, nor has it approved formal corporate objectives which the CEO is responsible for meeting; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior Management team, including the CEO, in achieving the Corporation’s strategic objectives as determined by Management and the Board.
Management, working with the Board and the Corporate Governance and Nominations Committee, provides an orientation program and education program for new directors to familiarize them with the Corporation and its businesses. New directors to the Corporation have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning the Corporation and visits to the Corporation’s facilities. On a continuing basis, Management provides periodic presentations for the Board to ensure that directors are aware of Corporation operations, major business trends and industry practices, and directors are free to contact the Chief Executive Officer, Chief Financial Officer and other members of Management at any time to discuss any aspect of the Corporation’s businesses.
The Board is responsible for the supervision of Management and for approving the overall direction of the Corporation, in a manner which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation’s strategy, and for implementing, or requiring Management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) identifying and managing principal risks to the Corporation’s businesses; (3) planning for succession; (4) adopting a communications policy; and (5) adopting internal control and management information systems. There were seven Board meetings for the 2005 fiscal year. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time.
The following table indicates the name of each publicly traded corporation’s board of directors (other than the Corporation’s) on which the nominees for election to the Board at the Meeting sit:

Director	Name(s) of the Corporation(s)
Nadir H. Mohamed	Sierra Wireless, Inc. and Rogers Communications Inc.
Henri A. Aboutboul	CFF Recycling
John R. Preston	Atlantic Whitehall Funds
Robert B. Jamieson	TouchTunes Music Corporation
Michael P. Sherman	The J. Jill Group, Inc.
Board Committees
The Board has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominations Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board. The Board has not developed a formal position description for the chair of any committee.
Audit Committee
The Audit Committee is comprised of three members who are each “independent” and “financially literate” as required by the Multilateral Instrument 52-110 – Audit Committees (the “Audit Committee Rule”). The members of the Audit Committee during the year ended December 31, 2005 were Messrs. Mohamed, Preston and White, Chair. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the Corporation. The Audit Committee has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.
The Audit Committee reviews the annual and interim financial statements intended for circulation among Shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of the Corporation’s internal accounting and control systems. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Corporation and its Affiliates. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the annual information form (the “AIF”) of the Corporation dated March 24, 2006 for the year ended December 31, 2005. The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is also described in the AIF .
Additional information regarding the Corporation’s Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.
Compensation Committee
The Compensation Committee is comprised of three members, two of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves corporate goals and objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of those goals and objectives and sets the CEO’s compensation level based on this evaluation. The Compensation Committee also reviews and approves senior Management compensation, compensation programs applicable to senior Management and the overall compensation policies and practices of the Corporation. The members of the committee during the year ended December 31, 2005 were Messrs. Aboutboul, White and Mohamed, Chair.
In 2005, the Compensation Committee engaged Mercer Human Resource Consulting (“Mercer”) to provide market data on executive and director compensation and to perform a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Mercer subsequently updated its report in March 2006 to take into account the potential conversion of the Corporation into the Fund. Decisions made by the Compensation Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. Whether or not the Arrangement is completed, the compensation of directors will be modified as described under “Trustees, Directors and Management — Remuneration of Trustees and Directors”. In the event that the Arrangement is not completed, the directors of the Corporation will be entitled to these fees, but in their capacity as directors of the Corporation only.
Corporate Governance and Nominations Committee
The Corporate Governance and Nominations Committee is comprised of Messrs. May and Preston, Chair, one of whom is an independent director within the meaning of the Corporate Governance Rules. The Corporate Governance and Nominations Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Corporate Governance and Nominations Committee is responsible for advising the Board with respect to the Board’s composition, procedures and committees and developing, recommending and monitoring the Corporation’s corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and, if applicable, their charters, reviewing and making recommendations to the Board with respect to the hiring of executive members of Management, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominations Committee conducts annual surveys of the Board’s effectiveness and the performance of the Non-Executive Chairman.
Attendance
The following tables set forth the record of attendance of the nominees for election to the Board at the Meeting (either in person or by phone) at meetings of the Board and its Committees and the number of meetings of the Board and its Committees held between January 1, 2005 and December 31, 2005.

Number of Meetings Attended/
Number of Meetings Held(1)
Director	Board	Committees
Henri A. Aboutboul	7/7	4/4

Robert B. Jamieson	2/2	—

Norman May, Q.C.	7/7	2/2

Nadir H. Mohamed	7/7	8/8

Isidore Philosophe	7/7	—

John R. Preston	7/7	6/6

Lewis Ritchie	7/7	—

David Rubenstein	7/7	—

Michael P. Sherman	2/2	—

Peter G. White	7/7	8/8

Note:

(1)	Since becoming a director or a member of the relevant committee(s).

Summary of Number of Board and Committee Meetings Held in Fiscal 2005
Board	7
Audit Committee	4
Compensation Committee	4
Corporate Governance and Nominations Committee	2
INDEPENDENT AUDITORS
KPMG LLP, are the independent auditors of the Corporation and have served as its auditors since 1986. From time to time, KPMG LLP also provides other non-audit services to the Corporation and its Subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining KPMG LLP’s independence and has concluded that it is.
Fees billed by KPMG LLP to the Corporation during fiscal 2005 were as follows: Audit fees of C$2,113,000, which consist of fees related to statutory audits, interim reviews and accounting consultations related to audited financial statements; Audit-related fees of C$188,000, which consist mainly of fees related to reports on internal controls; and Tax fees of C$2,495,000, which consist of fees related to tax compliance and other tax related services.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed under “The Arrangement — Interests of Certain Persons in the Arrangement” or otherwise indicated in this Circular, no Person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee for election as a director of the Corporation, and no associate or Affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Excluding routine indebtedness, none of the directors or executive officers of the Corporation, proposed nominees for election as a director of the Corporation or any associates of such Persons were indebted to the Corporation or any of its Subsidiaries at any time during the financial year ended December 31, 2005.

MATERIAL CONTRACTS
The following is a list of the material contracts of the Fund and/or Cinram Amalco and their respective Subsidiaries, after giving effect to the completion of the Arrangement and related transactions:
•	the Administration Agreement;

•	the Arrangement Agreement;

•	the Exchange Agreement;

•	the Fund Declaration of Trust;

•	the LP Partnership Agreement;

•	the New Credit Facility;

•	the Trust Declaration of Trust;

•	the Trust Note Indenture; and

•	the U.S. Note.
Copies of these agreements, when executed, may be inspected at the offices of the Fund at 2255 Markham Road, Toronto, Ontario M1B 2W3, during normal business hours from the date of this Circular until 30 days following the completion of the Arrangement. A copy of these agreements will also be available on the SEDAR website at www.sedar.com.
GENERAL PROXY MATTERS
Solicitation of Proxies
The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of the Corporation, who will not be specifically compensated therefor, or agents of the Corporation who will be specifically compensated therefor. Georgeson Shareholder Communications Canada Inc. has also been retained to solicit proxies personally or by mail, telephone, facsimile, or telegram for a fee of up to $50,000 and expenses. All costs of the solicitation will be borne, directly or indirectly, by the Corporation. The registered office of the Corporation is located at 2255 Markham Road, Toronto, Ontario, Canada M1B 2W3.
Information for Non-Registered Shareholders
Holders of Shares who are Non-Registered Shareholders
Under applicable laws, the only Shareholders entitled to vote at the Meeting are those whose names have been entered into the Corporation’s register as holders of Shares (each a “Registered Shareholder”). However, the Shares of the majority of Shareholders are registered in the name of nominee accounts, usually CDS. CDS acts as clearing agent for the brokers and other intermediaries (“Intermediaries”) who, in turn, act on behalf of the holders of Shares (the “Non-Registered Shareholders”).
As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of Shares through CDS or a CDS Participant. This means that in order for Non-Registered Shareholders to exercise their rights to vote their Shares at the Meeting, they must provide voting instructions to the Registered Shareholder.
If Non-Registered Shareholders wish to vote their Shares, they must carefully review and follow the voting instructions provided by their Intermediary.
Delivery of Voting Instructions by Non-Registered Shareholders
Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their Shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.
The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote Shares in person at a Meeting.
Voting in Person by Non-Registered Shareholders
A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the Persons designated in the form of proxy and insert the Non-Registered Shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
Appointment of Proxyholder
The Persons specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of the Corporation. A Shareholder or, subject to applicable laws, an Intermediary may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the Persons named in the accompanying form of proxy, or some other Person, who need not be a Shareholder. This latter right may be exercised by striking out the names of the designated Persons and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the Shareholder or Intermediary at the Meeting and any adjournment thereof.
Execution and Deposit of Proxy
If a Shareholder or Intermediary is an individual, the form of proxy must be executed by the Shareholder or Intermediary or a duly authorized attorney of the Shareholder or Intermediary. If a Shareholder or Intermediary is a corporation, the form of proxy must be executed in the presence of a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, executed forms of proxy must be deposited with Computershare Trust Company of Canada, if mailed, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, if sent by fax, to (416) 981-9803 or 1-866-249-7775, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not less than two Business Days, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. The Chairman of the Meeting retains the discretion to accept proxies filed subsequently.
The execution or exercise of a proxy does not constitute a written objection to the Arrangement Resolution for the purposes of Section 190 of the CBCA. For information on exercising Dissent Rights, see “The Arrangement — Dissenting Shareholders’ Rights”.

Voting by Proxy
Shares represented by a proxy will be voted or withheld from voting, as the case may be, on any ballot that may be called for. A Shareholder or Intermediary may direct the manner in which the Shares represented by the proxy are to be voted by marking the form of proxy accordingly. Where a choice is specified, the Shares represented by the proxy will be voted or withheld from voting in accordance with the choice specified. Where no choice is specified in the proxy with respect to a matter identified therein, the Shares represented by the proxy will be voted in favour of any ballot that may be called for on that matter. The accompanying form of proxy confers discretionary authority upon the proxyholder in respect of amendments or variations of the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. Management knows of no amendments or variations or other matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.
Revocation of Proxy
A Shareholder or Intermediary may revoke a proxy by depositing a written instrument, executed in the same manner as a proxy, at the registered office of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment thereof, or by depositing the instrument with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy. A proxy may also be revoked in any other manner permitted by law.
Voting Securities and Principal Shareholders
The authorized capital of the Corporation consists of an unlimited number of Shares, of which 57,305,960 Shares were issued and outstanding as at March 30, 2006. Holders of Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. Failure to receive such notice does not necessarily deprive a Shareholder of the right to vote at the Meeting if the Shareholder otherwise complies with the by-laws of the Corporation and the CBCA.
The following table sets forth the only Persons who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding Shares, the approximate number of issued and outstanding Shares owned, directly or indirectly, or over which control or direction is exercised by such Person and the percentage of the issued and outstanding Shares represented by the number of Shares so owned or over which control or direction is so exercised:

		Percentage of Issued and
Name	Number of Shares	Outstanding Shares as at March 30, 2006
Amaranth LLC (1)	9,388,500	16.4%
Wellington Management Company, LLP	6,067,127	10.6%

Note:

(1)	The Corporation understands that the holdings of Amaranth LLC include 540,000 Shares owned by Amaranth Global Equities Master Fund Limited (“AGEMF”), a fund under the control and direction of Amaranth LLC, and that Amaranth Advisors (Canada) ULC acts as investment manager in Canada in respect of all the Shares owned by Amaranth LLC and AGEMF.
As at March 30, 2006, the directors and senior officers of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 3,757,204 Shares, representing approximately 6.5% of the issued and outstanding Shares.
Voting of Shares
Only those Shareholders of record on the Record Date with the right to vote will be entitled to vote the Shares owned by the Shareholder at the Meeting or any adjournment(s) thereof, in person or by proxy.
Voting at the Meeting will be by show of hands, except where a ballot is demanded by a Shareholder or proxyholder entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share shown as registered in his, her or its name on the list of Shareholders as of the Record Date prepared by the Corporation, which list is available for inspection by Shareholders at the Meeting or, on and after the 10th day following the Record Date, during usual business hours at the office of the Transfer Agent or the registered office of the Corporation.
Quorum and Percentage of Votes Necessary to Pass Resolutions
Quorum
A quorum for the transaction of business at the Meeting will be at least two Persons present in person, each being a Shareholder entitled to vote thereat. If a quorum is present at the opening of the Meeting, the Shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting. If, within 30 minutes of the time appointed for the holding of the Meeting as set forth in the accompanying Notice of Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the next week at the same time and place, and if at such an adjourned Meeting a quorum is not present, then those Shareholders who are present will be deemed to be a quorum and may transact all business which a full quorum might have done.
Approval of Annual Meeting Matters
The resolutions respecting the election of directors of the Corporation and the appointment of the auditors of the Corporation must each be passed by a majority of the votes cast, in person or by proxy, at the Meeting. See “Annual Meeting Matters — Appointment of Auditors” and “Annual Meeting Matters — Election of Directors”.
Approval of Arrangement Resolution
Pursuant to the Interim Order, the Arrangement Resolution is required to be approved by not less than two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting. See Appendix A to this Circular for the full text of the Arrangement Resolution.
Approval of Long-term Incentive Plan
If the Arrangement Resolution is approved, the resolution respecting the approval of the LTIP must be passed by a majority of the votes cast, in person or by proxy, at the Meeting. See “Trustees, Directors and Management — Long-term Incentive Plan”.
Approval of Deferred Unit Plan
If the Arrangement Resolution is approved, the resolution respecting the approval of the Deferred Unit Plan must be passed by a majority of the votes cast, in person or by proxy, at the Meeting. See “Trustees, Directors and Management — Deferred Unit Plan”.

AUDITORS’ CONSENT
The Board of Directors of Cinram International Inc.:
We have read the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular of Cinram International Inc. (the “Corporation”) dated March 31, 2006 (the “Circular”) to consider a Plan of Arrangement involving the Corporation, its security holders and certain other entities, to capitalize Cinram International Income Fund (the “Fund”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
We consent to the incorporation by reference or inclusion in the above-mentioned Circular of our reports to:
(i)	the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. Our report is dated March 2, 2006; and

(ii)	the trustees of the Fund on the balance sheet of the Fund as at March 21, 2006. Our report is dated March 30, 2006.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 31, 2006

APPROVAL
Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to Management should come before the Meeting, Shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same.
The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Corporation, each Shareholder whose proxy has been solicited in connection with the Meeting and the auditor of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
DATED at Toronto, Ontario, this 31st day of March, 2006.

On Behalf of the Board of Directors

HENRI A. ABOUTBOUL
Non-Executive Chairman

ISIDORE PHILOSOPHE Director and Chief Executive Officer

APPENDIX A
ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	the arrangement agreement (the “Arrangement Agreement”) dated March 28, 2006 among Cinram International Inc. (the “Corporation”), Cinram International Income Fund, CII Trust, Cinram International General Partner Inc., Cinram International Limited Partnership, Cinram Acquisition Inc., Cinram International ULC and Cinram International LLC, attached as Appendix D to the management proxy circular (the “Circular”) dated March 31, 2006 accompanying the notice of special meeting of shareholders of the Corporation, as the same may have been or be amended, modified or supplemented pursuant to its terms, if applicable, is hereby confirmed, ratified and approved;
2.	the arrangement (the “Arrangement”) proposed pursuant to Section 192 of the Canada Business Corporations Act (the “Act”) as set out in plan of arrangement (the “Plan of Arrangement”) attached as Exhibit 1 to Appendix D to the Circular, as amended, modified or supplemented pursuant to its terms, if applicable, is hereby authorized, approved and adopted;
3.	the Corporation be, and is hereby, authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Circular;
4.	notwithstanding that this special resolution has been duly passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, the board of directors of the Corporation is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) not to proceed with the Arrangement at any time prior to the Arrangement becoming effective;
5.	any director or officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to determine the form of the documentation required in respect of the Arrangement (including any supplements or amendments thereto) and to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver Articles of Arrangement, the final order of the Ontario Superior Court of Justice and such other documents as are necessary or desirable, to the Director under the Act in accordance with the Arrangement Agreement to effect the Arrangement; and
6.	any director or officer of the Corporation is hereby authorized, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in order to carryout the intention of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX B
NOTICE OF APPLICATION FOR FINAL ORDER
     Commercial List Court File No.: 06-CL-6360
ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CINRAM INTERNATIONAL INC. AND ITS SHAREHOLDERS AND THE CAPITALIZATION OF CINRAM INTERNATIONAL INCOME FUND
CINRAM INTERNATIONAL INC.
Applicant
NOTICE OF APPLICATION
TO THE RESPONDENTS:
     A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following pages.
     THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List at 393 University Avenue, Toronto, Ontario, on May 1, 2006 at 10:00 a.m. or as soon after that time as the application may be heard, such date to be established in an Interim Order of this Court to be dated on or about March 29, 2006.
     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a

Notice of Application
Cinram International Inc.

lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing.
     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: March 28, 2006	Issued by	(signed)

Local registrar

	Address of court office:		393 University Avenue
Toronto, Ontario
M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF CINRAM INTERNATIONAL INC. AS AT MARCH 20, 2006

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF CINRAM INTERNATIONAL INC. AS AT MARCH 20, 2006

AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT
Compliance & Policies Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario K1A 0C8

Notice of Application
Cinram International Inc.

APPLICATION
1. THE APPLICANT, CINRAM INTERNATIONAL INC., MAKES APPLICATION FOR:
(a)	an ex parte interim Order for advice and directions of this Honourable Court pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), in connection with a proposed arrangement (the “Arrangement”) involving Cinram International Inc. (the “Corporation”);

(b)	a final Order approving the Arrangement proposed by the Applicant pursuant to subsections 192(3) and 192(4) of the CBCA; and

(c)	such further and other relief as this Honourable Court may deem just.
2. THE GROUNDS FOR THE APPLICATION ARE:
(a)	the Corporation is a corporation existing under the laws of Canada;

(b)	the purpose of the Arrangement is to convert the Corporation from a corporate entity into an income trust, Cinram International Income Fund (the “Fund”), that will own indirectly all of the Corporation’s existing businesses and intends to make regular distributions of its available cash to holders of units (the “Units”) of the Fund. The completion of the Arrangement will result in, among other things, shareholders of the Corporation exchanging their common shares of the Corporation for Units and/or, if so elected by any eligible shareholder, Class B limited partnership units of Cinram International Limited Partnership (which limited partnership units are intended to be, to the extent possible, the economic equivalent of the Units and will be exchangeable for Units);

(c)	section 192 of the CBCA;

(d)	all statutory requirements under the CBCA have been fulfilled;

Notice of Application
Cinram International Inc.

(e)	the Corporation is not insolvent (as such term is defined in subsection 192(2) of the CBCA);

(f)	it is not practicable for the Corporation to effect the Arrangement under any other provision of the CBCA;

(g)	the Arrangement is in the best interests of, and fair to, the securityholders of the Corporation and is put forward in good faith;

(h)	the Arrangement is procedurally and substantively fair and reasonable overall;

(i)	if made, the final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America with respect to the Units to be issued or distributed in the United States of America pursuant to the Arrangement;

(j)	certain holders of common shares of the Corporation are resident outside of Ontario and will be served at their addresses as they appear on the books and records of the Corporation as at March 20, 2006, pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

(k)	Rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; and

(l)	such further and other grounds as counsel may advise and this Honourable Court may permit.
3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:
(a)	such interim Order as may be granted by this Honourable Court;

(b)	an Affidavit of Lewis Ritchie, a director and the Chief Financial Officer, Executive Vice-President, Finance and Administration, and Secretary of the

Notice of Application
Cinram International Inc.

Corporation, sworn March 28, 2006 (with exhibits attached thereto) outlining the basis for an interim Order for advice and directions;
(c)	a further Affidavit to be sworn by a senior officer of the Corporation (with exhibits attached thereto) reporting as to compliance with any interim Order and the results of any meeting of securityholders conducted pursuant to such interim Order; and

(d)	such further and other documentary evidence as counsel may advise and this Honourable Court permit.

March 28, 2006	FOGLER, RUBINOFF LLP
Barristers & Solicitors
95 Wellington Street West
Suite 1200, Toronto-Dominion Centre
Toronto, Ontario
M5J 2Z9

S. Dale Denis (LSUC #: 29452M)
Tel: (416) 864-9700
Fax: (416) 941-8852

Solicitors for the Applicant, Cinram International Inc.

CINRAM INTERNATIONAL INC.	IN THE MATTER OF AN APPLICATION UNDER	Commercial List Court File No.:
Applicant	SECTION 192 OF THE CANADA BUSINESS
	CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS	06-CL-6360
AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

FOGLER, RUBINOFF LLP
Barristers & Solicitors
95 Wellington Street West
Suite 1200, Toronto-Dominion Centre
Toronto, Ontario
M5J 2Z9

S. Dale Denis (LSUC #: 29452M)
Tel: (416) 864-9700
Fax: (416) 941-8852

Solicitors for the Applicant,
Cinram International Inc.

APPENDIX C
INTERIM ORDER
Commercial List Court File No: 06-CL-6360
ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	WEDNESDAY, THE 29th DAY
)
JUSTICE MORAWETZ	)	OF MARCH, 2006
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CINRAM INTERNATIONAL INC. AND ITS SHAREHOLDERS AND THE CAPITALIZATION OF CINRAM INTERNATIONAL INCOME FUND
CINRAM INTERNATIONAL INC.
Applicant
INTERIM ORDER
     THIS MOTION made ex parte by the Applicant, Cinram International Inc. (the “Corporation”), pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985 c. C- 44, as amended (the “CBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 393 University Avenue, Toronto, Ontario.
     ON READING the Notice of Application and Notice of Motion herein and the Affidavit of Lewis Ritchie sworn on March 28, 2006, and the exhibits attached thereto (collectively, the “Ritchie Affidavit”), and upon hearing the submissions of counsel for the Corporation:

Interim Order
Cinram International Inc.

The Meeting
4.	THIS COURT ORDERS that the Corporation shall be permitted to call, hold and conduct an annual and special meeting (the “Meeting”) of the holders of its common shares (the “Shares”) on or about 10:00 a.m. (Toronto time) on April 28, 2006 (or on such other date or at such other time, and at such place, as the directors of the Corporation shall determine), at which holders of Shares (the “Shareholders”) will be asked to consider, among other things, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to, among other things, authorize, adopt and approve a proposed arrangement (the “Arrangement”) involving the Corporation and its Shareholders, all as described in the plan of arrangement (as same may be amended or supplemented from time to time in accordance with its terms and this Order, the “Plan of Arrangement”), which is set out as Exhibit 1 to the arrangement agreement (as same may be amended or supplemented from time to time in accordance with its terms) dated March 28, 2006 among the Corporation, Cinram International Income Fund, CII Trust, Cinram International General Partner Inc., Cinram International Limited Partnership, Cinram Acquisition Inc., Cinram International ULC and Cinram International LLC attached as Appendix D to the draft management proxy circular (the “Circular”) of the Corporation, which is itself attached as Exhibit “A” to the Ritchie Affidavit;
5.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of Meeting (the “Notice of Meeting”) forming part of the Circular, the provisions of the CBCA and applicable securities laws, the articles and by-laws of the Corporation (including the quorum requirements thereof), the terms of this Order and any further Order of this Honourable Court and the rulings and directions of the Chair of the Meeting;
6.	THIS COURT ORDERS that at the Meeting, the Corporation may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting;

Interim Order
Cinram International Inc.

Amendments or Supplements to the Plan of Arrangement
7.	THIS COURT ORDERS that the Corporation is authorized to make such amendments or supplements to the Plan of Arrangement as it may determine and the Plan of Arrangement, as so amended or supplemented, shall be the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution;
Adjournments and Postponements
8.	THIS COURT ORDERS that the Corporation (acting through the Chair of the Meeting), if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement;
Record Date for Notice
9.	The record date for determination of Shareholders entitled to receive the Meeting Materials (as defined below) shall be the close of business on March 20, 2006 (the “Record Date”);
Notice of Meeting
10.	THIS COURT ORDERS that the Corporation shall give notice of the Meeting, substantially in the form of the Notice of Meeting, subject to the Corporation’s ability to change dates, times and other relevant information in the final form of Notice of Meeting. The Notice of Meeting shall be mailed or delivered in accordance with paragraphs 10 and 11 of this Order. Failure or omission to give notice in accordance with paragraphs 10 and 11 of this Order as a result of mistake or events beyond the control of the Corporation, or the non-receipt of such notice by one or more of the persons specified in this Order, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Corporation, then the Corporation shall use its best efforts to rectify it by the method and in the time most reasonably

Interim Order
Cinram International Inc.

practicable in the circumstances. The Notice of Meeting shall be deemed to have been received in accordance with paragraph 14 of this Order;
The Circular
11.	THIS COURT ORDERS that the Corporation is authorized and directed to distribute the Circular, subject to such amendments or supplements as the Corporation may determine. The Circular shall be mailed or delivered in accordance with paragraphs 10 and 11 of this Order. The Circular shall have the within Notice of Application and this Order attached as appendices thereto. Failure or omission to distribute the Circular in accordance with paragraphs 10 and 11 of this Order as a result of mistake or events beyond the control of the Corporation, or the non-receipt of the Circular by one or more of the persons specified in this Order, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Corporation, then the Corporation shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. The Circular shall be deemed to have been received in accordance with paragraph 14 of this Order;
Solicitation of Proxies
12.	THIS COURT ORDERS that the Corporation is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to the Corporation’s ability to change dates, times and other relevant information in the final form of proxy. The Corporation is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Corporation may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if the Corporation deems it advisable to do so;

Interim Order
Cinram International Inc.

Method of Distribution of Meeting Materials
13.	THIS COURT ORDERS that the Notice of Application herein, this Order, the Notice of Meeting, the Circular, the form of proxy, the letter of transmittal and election form and any other communications and/or documents determined by the Corporation to be necessary or desirable (with such amendments as may be necessary or desirable and not inconsistent with the terms of this Order, collectively, the “Meeting Materials”), shall be distributed by the Corporation:
(a)	to the registered Shareholders, to the directors of the Corporation and to the auditor of the Corporation, by mailing the same by prepaid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice of Meeting (excluding the date of mailing or delivery and including the date of the Meeting). Distribution to such persons shall be to their addresses as they appear on the books and records of the Corporation at the close of business on the Record Date; and

(b)	to non-registered Shareholders by the Corporation complying with its obligations under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
14.	THIS COURT ORDERS that the Notice of Application herein, this Order, the Circular and any other communications and/or documents determined by the Corporation to be necessary or desirable (with such amendments as may be necessary or desirable and not inconsistent with the terms of this Order, collectively, the “Court Materials”), shall be distributed by the Corporation to the holder of options to purchase Shares by mailing the same by prepaid ordinary mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution of the Meeting Materials. Distribution to such persons shall be to their addresses as they appear on the books and records of the Corporation at the close of business on the Record Date;

Interim Order
Cinram International Inc.

15.	THIS COURT ORDERS that no one other than those listed in paragraph 10 of this Order shall be entitled to: (a) receive the Meeting Materials except as required under the CBCA; or (b) except as permitted by the Chair of the Meeting or with the consent of the Meeting or as required under the CBCA or the articles or by-laws of the Corporation, attend the Meeting;
16.	THIS COURT ORDERS that, other than as may be required by the Rules of Civil Procedure, no other form of service of the Meeting Materials or the Court Materials, or any portion or part thereof, need be made or notice given or other material served in respect of these proceedings and/or the Meeting;
Deemed Receipt of Meeting Materials
17.	The Meeting Materials and the Court Materials shall be deemed, for the purposes of this Order, to have been received by those listed in paragraphs 10 and 11 of this Order, in the case of mailing, 3 days after delivery thereof in the post office, and in the case of personal delivery, upon receipt thereof by the intended addressee, or, in the case of delivery by courier, one Business Day (as such term is defined in the Circular) after receipt by the courier;
Chair
18.	THIS COURT ORDERS that Henri A. Aboutboul, the Non-Executive Chairman of the Corporation, or such other person as may be appointed in accordance with the by-laws of the Corporation, shall preside as Chair of the Meeting, and, subject to the provisions of the CBCA and the provisions of this Order, shall decide all matters relating to the conduct of the Meeting;
Voting
19.	THIS COURT ORDERS that the only persons entitled to vote at the Meeting, either in person or by proxy, shall be the Shareholders as at the close of business on the Record Date;

Interim Order
Cinram International Inc.

20.	THIS COURT ORDERS that the Arrangement Resolution shall be effective if passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting. For this purpose, each Shareholder is entitled to one vote for each Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct the Corporation to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court;
21.	THIS COURT ORDERS that in respect of matters to be brought before the Meeting pertaining to items of business affecting the Corporation (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast;
Dissent Rights
22.	THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that: (i) notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Corporation not later than 10:00 a.m. (Toronto time) on the second last Business Day (as such term is defined in the Circular) immediately preceding the Meeting; (ii) the steps under subsections 190(6) and (7) of the CBCA, and following, are only required or available if a certificate of arrangement has been issued by the Director under the CBCA and has become effective pursuant to section 192 of the CBCA; and (iii) the rights of a registered Shareholder who exercises its dissent rights will be reinstated under subsection 190(11) of the CBCA, in addition to the grounds specified in that subsection, where the Arrangement Agreement is terminated or the Application for the final Order approving the Arrangement is refused and all appeal rights in respect of such

Interim Order
Cinram International Inc.

refusal have been exhausted without success. Registered Shareholders who duly exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for the Shares in respect of which they dissent, shall, on the Effective Date (as such term is defined in the Circular), be deemed to have transferred their Shares to the Corporation for cancellation and cease to have any rights as a Shareholder; or

(b)	are ultimately not entitled to be paid fair value for the Shares in respect of which they dissent, shall be treated as if they had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to the terms of the Plan of Arrangement, but in no case shall the Corporation or any other person be required to recognize such Dissenting Shareholders (as such term is defined in the Circular) as Shareholders after the Effective Date, and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders on the Effective Date;
Hearing of Application for Approval of Arrangement
23.	THIS COURT ORDERS that, upon approval of the Arrangement Resolution at the Meeting pursuant to the provisions of paragraph 17 of this Order (and provided that the directors of the Corporation have not revoked that approval in accordance with the terms of the Arrangement Resolution), the Corporation may apply to this Honourable Court on May 1, 2006 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard at 393 University Avenue, Toronto, Ontario for final approval of the Plan of Arrangement pursuant to the within Notice of Application;
24.	THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:
(a)	the Corporation;

(b)	the Director under the CBCA; and

Interim Order
Cinram International Inc.

(c)	any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.
Delivery of a copy of this Order and the Notice of Application herein in the Circular in the manner prescribed above shall constitute good and sufficient service and notice of the hearing to approve the Arrangement.
25.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for the Corporation at the following address: Fogler, Rubinoff LLP, Barristers & Solicitors, 95 Wellington Street West, Suite 1200, Toronto-Dominion Centre, Toronto, Ontario M5J 2Z9, Attention S. Dale Denis;
26.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in this Order, and is adjourned, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned date;
Variance
27.	THIS COURT ORDERS that the Corporation shall be entitled at any time to seek leave to vary this Order; and
Precedence
28.	To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the securities of the Corporation or to which the securities of the Corporation are collateral, or to the articles and/or by-laws of the Corporation, this Order shall govern.
“G. Morawetz, J.”

CINRAM INTERNATIONAL INC.	IN THE MATTER OF AN APPLICATION UNDER	Commercial List Court File No.:
Applicant	SECTION 192 OF THE CANADA BUSINESS
	CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS	06-CL-6360
AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

NOTICE OF APPLICATION

FOGLER, RUBINOFF LLP
Barristers & Solicitors
95 Wellington Street West
Suite 1200, Toronto-Dominion Centre
Toronto, Ontario
M5J 2Z9

S. Dale Denis (LSUC #: 29452M)
Tel: (416) 864-9700
Fax: (416) 941-8852

Solicitors for the Applicant,
Cinram International Inc.

APPENDIX D
ARRANGEMENT AGREEMENT
ARRANGEMENT AGREEMENT
             THIS AMENDED AND RESTATED AGREEMENT made as of the 28th day of March, 2006.
     B E T W E E N:
CINRAM INTERNATIONAL INCOME FUND,
a trust governed by the laws of the Province of Ontario
(hereinafter referred to as the “Fund”)
- and -
CII TRUST,
a trust governed by the laws of the Province of Ontario
(hereinafter referred to as the “Trust”)
- and -
CINRAM INTERNATIONAL GENERAL PARTNER INC.,
a corporation existing under the laws of the Province of Ontario
(hereinafter referred to as the “Holding GP”)
- and -
CINRAM INTERNATIONAL LIMITED PARTNERSHIP,
a limited partnership existing under the laws of the Province of Manitoba
(hereinafter referred to as the “Holding Partnership”)
- and -
CINRAM INTERNATIONAL INC.,
a corporation existing under the laws of Canada
(hereinafter referred to as “Cinram”)
- and -
CINRAM ACQUISITION INC.,
a corporation existing under the laws of Canada

(hereinafter referred to as “Newco”)
- and -
CINRAM INTERNATIONAL ULC,
an unlimited liability corporation existing under the laws of the Province of Nova Scotia
(hereinafter referred to as the “ULC”)
- and -
CINRAM INTERNATIONAL LLC,
a limited liability corporation existing under the laws of the State of Delaware
(hereafter referred to as the “LLC”)
     WHEREAS the board of directors of Cinram have approved and agreed to effect, subject to obtaining approval of Cinram’s shareholders at the Meeting (as defined below), a statutory plan of arrangement under Section 192 of the Canada Business Corporations Act on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit 1;
     AND WHEREAS each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC has been established to participate in the Arrangement on the terms and conditions set forth herein;
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the others, the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
     In this Agreement the following terms have the following meanings, respectively:
“Affiliate” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 Prospectus and Registration Exemptions, on the date hereof;
“Agreement” means this agreement including the Exhibits hereto and all amendments made hereto;

“Amalco” means the corporation to be formed as a result of the amalgamation of Cinram and Newco contemplated by the Plan of Arrangement and to be known as “Cinram International Inc.”;
“Amalco Notes” means the one or more unsecured subordinated promissory notes issued by Amalco to the ULC pursuant to the Plan of Arrangement;
“Arrangement” means the proposed arrangement under Section 192 of the CBCA on and subject to the terms and conditions set forth in the Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with Section 5.1;
“Arrangement Filings” has the meaning ascribed thereto in the Plan of Arrangement;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders at the Meeting;
“Authority” means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civil holiday, when banks are generally open for the transaction of business in Toronto, Ontario;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;
“CCHL” means Cinram Canadian Holdings Limited, a corporation formed under the federal laws of Canada;
“Cinram Finance” means Cinram Finance, a general partnership formed under the laws of the State of Delaware, the sole partners of which are Cinram (with an ownership interest of 99.0%) and CCHL (with an ownership interest of 1.0%);
“Cinram Shares” means the common shares in the capital of Cinram;
“Class A Holding Partnership Units” means the Class A limited partnership units of the Holding Partnership;
“Closing” means the completion of the transactions contemplated by this Agreement;
“Court” means the Ontario Superior Court of Justice;
“CUSH” means Cinram (U.S.) Holding’s Inc., a corporation existing under the laws of the State of Delaware;
“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Article 4 of the Plan of Arrangement;
“Dissenting Shareholder” means a registered holder of Cinram Shares who exercises such registered holder’s right to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA and Section 4.1 of the Plan of Arrangement as described in the Information Circular;
“Effective Date” means the effective date on which the Arrangement Filings are duly filed pursuant to the CBCA and the Final Order;
“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;
“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim and right of third parties to acquire or restrict the use of property;
“Exchange Agreement” means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, the Trust, the Holding Partnership, the Holding GP and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;
“Exchange Rights” means the exchange rights set out in the Exchange Agreement and the limited partnership agreement governing the Holding Partnership;
“Exchangeable LP Units” means the Class B limited partnership units of the Holding Partnership;
“Existing Senior Credit Facility” means the term loans and revolving credit facility of Cinram, Cinram Finance and CUSH with a syndicate of financial institutions, in each case, pursuant to a credit agreement entered into October 24, 2003 between, among others, Cinram, Cinram Finance and CUSH, as borrowers, and such syndicate of financial institutions, as amended, extended, renewed, restated, supplemented or otherwise modified;
“Final Order” means the order of the Court approving the Arrangement under Section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Fund Declaration of Trust” means the declaration of trust dated March 21, 2006, governing the Fund, as the same may be amended and/or restated from time to time;
“Fund Group” means, collectively, the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco, the ULC, the LLC and their respective Affiliates;

“Fund Option” means an option granted pursuant to the Arrangement in exchange for an Option, entitling the holder thereof to purchase one Fund Unit for an exercise price per Fund Unit equal to the exercise price per Cinram Share under the exchanged Option;
“Fund Unit” means a unit (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Fund Unitholders” means the holders of Fund Units from time to time;
“Holding GP Shares” means the common shares in the capital of Holding GP;
“Holding Partnership Units” means, collectively, the general partner interest in the Holding Partnership, Class A Holding Partnership Units and Exchangeable LP Units;
“Information Circular” means the management proxy circular of Cinram relating to the Arrangement to be sent to Shareholders in connection with the Meeting;
“Interim Order” means the interim order of the Court to be issued pursuant to the application referred to in Section 3.5 of this Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Meeting” means the annual and special meeting of holders of Cinram Shares, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement and other matters set out in the notice of meeting accompanying the Information Circular;
“Newco Shares” means the common shares in the capital of Newco;
“New Credit Facility” means the term loans and revolving credit facility of Amalco and one or more Amalco Subsidiaries with a syndicate of financial institutions, in each case, pursuant to a credit agreement to be entered into concurrent with the Closing, between, among others, Amalco, CUSH, Cinram Inc. and Ivy Hill Corporation, each as borrowers, and Cinram ULC, Cinram LLC, Amalco and each existing and subsequently acquired or organized Amalco Subsidiary (subject to certain exceptions to be agreed upon) as guarantors, and such syndicate of financial institutions;
“Options” means, collectively, the outstanding and unexpired options to acquire Cinram Shares issued pursuant to the Stock Option Incentive Plan;
“Parties” means, collectively, the Fund, Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC, and “Party” means any one of them;
“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;
“Plan of Arrangement” means the plan of arrangement set out as Exhibit 1 hereto, as the same may be amended or supplemented from time to time in accordance with the terms thereof;

“Post-Arrangement Transactions” means the transactions occurring after the implementation of the Plan of Arrangement, including transactions whereby Amalco will repay the Amalco Notes, and all of the interests in the LLC will be transferred to the ULC;
“Pre-Arrangement Transactions” means the transactions to be carried out by Cinram and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) Cinram and Cinram Finance will repay all amounts owing by them, respectively, under the Existing Senior Credit Facility and Amalco and one or more of its Subsidiaries will borrow funds under the New Credit Facility; and (ii) the LLC will acquire indebtedness of CUSH and/or one or more of its Subsidiaries as evidenced by the US Note;
“Shareholders” means the holders of Cinram Shares from time to time;
“Special Voting Units” means the special voting units of the Fund received by the holders of Exchangeable LP Units (other than any member of the Fund Group) and authorized under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Stock Option Incentive Plan” means Cinram’s stock option incentive plan approved by the Shareholders on June 23, 1994, as amended by the Shareholders on June 16, 2004;
“Subsidiary” has the meaning ascribed thereto in Section 1.2 National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“Trust Declaration of Trust” means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended and/or restated from time to time;
“Trust Unit” means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Trustees” means the trustees of the Fund from time to time;
“TSX” means the Toronto Stock Exchange;
“ULC Shares” means the common shares in the capital of the ULC; and
“U.S. Note” means the subordinated promissory note issued by CUSH in favour of the LLC.
1.2	Exhibits
     The following Exhibit is attached to this Agreement and forms part hereof:
Exhibit 1 – Plan of Arrangement
1.3	Construction
In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular section, subsection or Exhibit;
(b)	references to an “Article”, “Section” or “Exhibit” are references to an Article, Section or Exhibit of or to this Agreement;
(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;
(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;
(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;
(f)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and
(g)	each of the Parties acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Fund or the trustees of the Trust, any registered or beneficial holder of Fund Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be.
1.4	Currency
     All references to currency herein are to lawful money of the United States unless otherwise specified.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES
2.1	Mutual Representations and Warranties of the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC
     The Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC each represents and warrants to each other and to the Fund and the Trust as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	each of the Holding GP, Cinram, and Newco (i) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) on its behalf and, in the case of the Holding GP (in its capacity as the general partner of the Holding Partnership) on behalf of the Holding Partnership, has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;
(b)	the ULC (i) is an unlimited liability corporation duly incorporated and validly existing under the laws of the Province of Nova Scotia, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;
(c)	the Holding Partnership (i) is a limited partnership duly formed and validly existing under the laws of the Province of Manitoba, (ii) is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;
(d)	the LLC (i) is a limited liability corporation duly formed and validly existing under the laws of the State of Delaware, (ii) is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;
(e)	the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Plan of Arrangement do not and will not:
(i)	result in the breach of, or violate any term or provision of, its articles or by-laws or other constating documents;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence or permit to which it is a party or by which it is bound and which is material to it, or to which any material property of such Party is subject, or result in the creation of any Encumbrance upon any of its material assets under any such agreement, instrument licence or permit or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence or permit; or
(iii)	violate any provision of law or administrative regulation or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a material adverse effect on it;
(f)	there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;
(g)	no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it;
(h)	the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement have been duly approved by its board of directors (or, in the case of the Holding Partnership, by the board of directors of the Holding GP in its capacity as the general partner of the Holding Partnership) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law; and
(i)	there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement.
2.2	Representations and Warranties of Cinram
     Cinram represents and warrants to and in favour of each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	the authorized capital of Cinram consists of an unlimited number of Cinram Shares;
(b)	as at March 27, 2006, the issued and outstanding share capital of Cinram consisted of 57,305,960 Cinram Shares; and
(c)	at the date hereof, no Person holds any securities convertible into Cinram Shares or any other shares of Cinram or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Cinram, other than pursuant to Options to purchase 1,230,768 Cinram

Shares granted to officers and directors of Cinram pursuant to the Stock Option Incentive Plan.
2.3	Representations and Warranties of the Fund and the Trust
     Each of the Fund and the Trust represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	each of the Fund and the Trust is a trust duly settled and existing under the laws of the Province of Ontario and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;
(b)	the Fund currently has eleven (11) outstanding Fund Units, which are fully-paid and non-assessable and are owned legally and beneficially by the settlor of the Fund;
(c)	the Trust currently has one outstanding Trust Unit, which is fully-paid and non-assessable and is owned legally and beneficially by the Fund; and
(d)	neither the Fund nor the Trust has carried on any business since it was settled or undertaken any activity, other than as provided for herein and in the Plan of Arrangement.
2.4	Representations and Warranties of Holding GP
     Holding GP represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of Holding GP consists of an unlimited number of Holding GP Shares, of which one (1) Holding GP Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the Fund;
(b)	at the date hereof, no Person holds any securities convertible into Holding GP Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Holding GP, except as contemplated by the Plan of Arrangement; and
(c)	Holding GP has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.
2.5	Representations and Warranties of Newco
     Newco represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a)	the authorized capital of Newco consists of an unlimited number of Newco Shares, of which one (1) Newco Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the ULC;
(b)	at the date hereof, no Person holds any securities convertible into Newco Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Newco, except as contemplated by the Plan of Arrangement; and
(c)	Newco has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.
2.6	Representations and Warranties of the ULC
     The ULC represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of the ULC consists of an unlimited number of ULC Shares, of which one (1) ULC Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the Holding Partnership;
(b)	at the date hereof, no Person holds any securities convertible into ULC Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of the ULC, except as contemplated by the Plan of Arrangement; and
(c)	The ULC has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.
2.7	Representations and Warranties of the Holding Partnership and the LLC
     Each of the Holding Partnership and the LLC represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:
(a)	the authorized capital of the Holding Partnership consists of a 0.01% general partner interest and an unlimited number of Class A Holding Partnership Units and an unlimited number of Exchangeable LP Units, of which a 0.01% general partner interest and 10 Class A Holding Partnership Units are issued and outstanding, all of which are fully paid and non-assessable and are owned legally and beneficially by the Holding GP (in the case of the 0.01% general partner interest) and the Trust (in the case of the 10 Class A Holding Partnership Units);
(b)	the authorized capital of the LLC consists of an unlimited number of membership interests all of which are owned legally and beneficially by Cinram;
(c)	at the date hereof, no Person holds any securities convertible into Holding Partnership Units or LLC membership interests or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued Holding Partnership Units or LLC membership interests, except as contemplated by the Plan of Arrangement; and
(d)	neither the Holding Partnership nor the LLC has non-cash assets or liabilities or has carried on any business since its date of formation, other than as provided herein and in the Plan of Arrangement.
ARTICLE 3
COVENANTS
3.1	General Covenants
     Each of the Parties covenants with the other Parties that it will:
(a)	use commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before June 30, 2006;
(b)	do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement; and
(c)	use commercially reasonable efforts to cause each of the conditions precedent set forth in Article 4, which are within its control, to be satisfied on or prior to the Effective Date.
3.2	Covenants of Cinram
     Cinram hereby covenants and agrees with each of the other Parties that it will:
(a)	until the Effective Date, not perform any act or enter into any transaction, nor permit Cinram or any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;
(b) apply to the Court for the Interim Order;
(c)	solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, in consultation with the other Parties, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable law and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;
(d)	in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required to be filed by it and mail the same to the holders of Cinram Shares in accordance with the Interim Order and applicable law;

(e)	ensure that the information set forth in the Information Circular relating to Cinram and its Subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;
(f)	without limiting the generality of any of the foregoing covenants, until the Effective Date:
(i)	except pursuant to the exercise of outstanding Options in accordance with the terms thereof prior to the date hereof, not issue any additional Cinram Shares or other securities or allow any of its Subsidiaries to issue any shares or other securities;

(ii)	not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such Subsidiaries;

(iii)	except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its Subsidiaries as the same exist at the date of this Agreement;
(g)	prior to the Effective Date, make application to list the Fund Units (including Fund Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX;
(h)	prior to the Effective Date, make application to the Canadian securities regulatory authorities for such orders as may be necessary or desirable in connection with the Fund Units and other securities to be issued pursuant to the Arrangement;
(i)	perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:
(i)	the approval of holders of Cinram Shares required for the implementation of the Arrangement;

(ii)	the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Shareholders), the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1; and

(iv)	satisfaction of the other conditions precedent referred to in Section 4.1; and

(j)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Arrangement Filings in accordance with the CBCA.
3.3	Covenants of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC
     Each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC hereby covenants and agrees with each of the other Parties that it will:
(a)	until the Effective Date, not carry on business or undertake any activity, except as otherwise contemplated by this Agreement and the Plan of Arrangement;
(b)	until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;
(c)	cooperate with and support Cinram in its application for the Interim Order;
(d)	without limiting the generality of any of the foregoing covenants, until the Effective Date:
(i)	not issue any additional units, shares or other securities or allow any of its Subsidiaries to issue any units, shares or other securities;

(ii)	not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its units, shares or other securities or those of such Subsidiaries; and

(iii)	except as specifically provided for hereunder, not alter or amend its articles, by-laws or other governing and constating documents, or those of its Subsidiaries, as the same exist at the date of this Agreement; and
(e)	perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:
(i)	such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1, and

(ii)	satisfaction of the other conditions precedent referred to in Section 4.1.
3.4	Additional Covenants of the Fund
     The Fund hereby covenants and agrees with each of the other Parties that it will:

(a)	prior to the Effective Date, cooperate with Cinram in making the application to list the Fund Units (including any Fund Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX; and
(b)	authorize for issuance the Fund Units which are to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options.
3.5	Interim Order
     As soon as practicable, Cinram shall apply to the Court pursuant to Section 192 of the CBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting.
3.6	Final Order
     If the Interim Order and all Shareholder approvals as required in respect of the Arrangement are obtained, Cinram shall promptly thereafter take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and as soon as practicable following receipt of the Final Order, and subject to the satisfaction or waiver of the other conditions provided for in Article 4 hereof, Cinram shall file the Arrangement Filings to give effect to the Arrangement pursuant to the Final Order.
ARTICLE 4
CONDITIONS
4.1	Mutual Conditions Precedent
     The respective obligations of the Parties to complete the transactions contemplated by this Agreement and to file the Arrangement Filings in order to give effect to the Arrangement shall be subject to satisfaction of the following conditions:
(a)	the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting;
(b)	the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;
(c)	the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;
(d)	all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor approvals, opinions and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;
(e)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;
(f)	none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement;
(g)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders or the Fund Group if the Arrangement is completed;
(h)	the conditional approval of the TSX of the listing of the Fund Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units and Fund Options) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;
(i) the Pre-Arrangement Transactions shall have been completed;
(j)	the board of directors of Cinram shall be satisfied, in its sole discretion, that the Post-Arrangement Transactions contemplated by this Agreement will occur;
(k) no Shareholder shall have exercised his, her or its Dissent Rights;
(l)	Shareholders who immediately prior to the Effective Time are not resident in Canada for the purposes of the Tax Act (based on reasonable evidence available to the board of directors of Cinram) and who are to receive Fund Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding Fund Units; and
(m)	this Agreement shall not have been terminated under Article 5.
4.2	Additional Conditions to Obligations of Each Party
     The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Parties to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and that the representations and warranties of the other Parties shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

4.3	Merger of Conditions
     The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released on the filing by Cinram of the Arrangement Filings under the CBCA to give effect to the Plan of Arrangement.
ARTICLE 5
AMENDMENT AND TERMINATION
5.1	Amendment and Waiver
     This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by the unanimous written agreement of the Parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, Fund Unitholders, members or partners, as the case may be. Without limiting the generality of the foregoing, any such amendment may:
(a)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 4 of this Agreement;
(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;
(c)	change the time for performance of any of the obligations, covenants or other acts of the Parties; or
(d)	make such alterations in this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order.
5.2	Termination
     This Agreement may, at any time before or after the holding of the Meeting but prior to the filing of the Arrangement Filings giving effect to the Arrangement, be terminated by the mutual agreement of the Parties, without approval of the Shareholders. This Agreement shall terminate without any further action by the Parties if the Effective Date shall not have occurred on or before June 30, 2006.
5.3	Exclusivity
     None of the covenants of Cinram contained herein shall prevent the board of directors of Cinram from (i) responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving Cinram or any of its Subsidiaries, or (ii) make any disclosure to its Shareholders with respect thereto, which in the judgment of the board of directors of Cinram is required under applicable law.

ARTICLE 6
GENERAL
6.1 Notices
     Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand, will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed, in the case of each party, to or care of:
Cinram International Inc.
2255 Markham Road
Toronto, Ontario
M1B 2W3
Attention: Lewis Ritchie
Facsimile No.: (416) 352-7494
     with a copy to:
Fogler, Rubinoff LLP
1200-95 Wellington Street West
Toronto, Ontario
M5J 2Z9
Attention: Norman May
Facsimile No.: (416) 941-8852
6.2 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party to this Agreement. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
6.3 Enurement
     This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.
6.4 Assignment
     This Agreement may not be assigned by any party to this Agreement without the prior written consent of each of the other parties.
     Notwithstanding anything to the contrary contained herein, each party to this Agreement shall have the right, without being released, to transfer or assign this Agreement to any third party as security for any bona fide financing or as security for any guarantee granted by such transferor in respect of the obligations of its Affiliates to such third party for any bona fide financing.
6.5 Governing Law
     This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
     Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.
6.6 Fogler, Rubinoff LLP and Goodmans LLP Acting for More Than One Party
     Each of the parties to this Agreement has been advised and acknowledges that Fogler, Rubinoff LLP and Goodmans LLP are each acting as counsel to and jointly representing the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the LLC and certain of their Affiliates (each a “Client” and, collectively, “Clients”), and, in this role, information disclosed to that Fogler, Rubinoff LLP or Goodmans LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties to this Agreement consents to that Fogler, Rubinoff LLP and Goodmans LLP so acting. In addition, should a conflict arise between any Clients, that Fogler, Rubinoff LLP and Goodmans LLP may not be able to continue to act for any of such Clients.
6.7 Time of Essence
     Time is of the essence in respect of this Agreement.

6.8 Entire Agreement
     This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the parties to this Agreement pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its trustees, directors, officers, employees or agents, to any other Party or its trustees, directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.
6.9 Counterparts
     This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.
6.10 Further Assurances
     Each of the Parties will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
6.11 Language
     The Parties confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente entente ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.
     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

CINRAM INTERNATIONAL INCOME FUND

Per:	(signed)

Name: Peter G. White
Title: Trustee

CII TRUST

Per:	(signed)

Name: Peter G. White
Title: Trustee

CINRAM INTERNATIONAL INC.

Per:	(signed)

Name: Isidore Philosophe
Title: Director and Chief Executive Officer

CINRAM INTERNATIONAL GENERAL PARTNER INC.

Per:	(signed)

Name: Peter G. White
Title: Director, President and Secretary

CINRAM INTERNATIONAL LIMITED PARTNERSHIP, by its General Partner, CINRAM INTERNATIONAL GENERAL PARTNER INC.

Per:	(signed)

Name: Peter G. White
Title: Director, President and Secretary

CINRAM ACQUISITION INC.

Per:	(signed)

Name: Peter G. White
Title: Director, President and Secretary

CINRAM INTERNATIONAL ULC

Per:	(signed)

Name: Peter G. White
Title: Director, President and Secretary

CINRAM INTERNATIONAL LLC

Per:	(signed)

Name: David Rubenstein
Title: Director, President and Secretary

EXHIBIT 1
PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF SECTION 192
OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1	Definitions.
In this Plan of Arrangement, the following terms have the following meanings:
“Amalco” means the corporation to be formed as a result of the amalgamation of Cinram and Newco contemplated by this Plan of Arrangement and to be known as “Cinram International Inc.”;
“Amalco Notes” means the one or more unsecured subordinated promissory notes issued by Amalco to the ULC pursuant to this Plan of Arrangement;
“Amalco Shares” means the common shares in the capital of Amalco;
“Ancillary Rights” means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;
“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 192 under the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular Article, Section or other portion hereof;
“Arrangement Agreement” means the arrangement agreement dated March 28, 2006 among the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC, pursuant to which such parties have proposed to implement the Arrangement, as the same may be amended and/or restated from time to time;
“Arrangement Filings” means a certified copy of the Final Order, together with this Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for “Cinram International Inc.” to be filed pursuant to the CBCA;
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders at the Meeting;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;

“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;
“Cinram” means Cinram International Inc., a corporation existing under the laws of Canada;
“Cinram Shares” means the common shares in the capital of Cinram;
“Class A Holding Partnership Units” means the Class A limited partnership units of the Holding Partnership;
“Closing” means the completion of the transactions contemplated by the Arrangement Agreement;
“Court” means the Ontario Superior Court of Justice;
“CRA” means the Canada Revenue Agency;
“Depositary” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;
“Director” has the meaning ascribed thereto in the CBCA;
“Dissent Right” means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Sections 190 of the CBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement and as described in the Information Circular;
“Dissenting Shareholder” means a registered holder of Cinram Shares who exercises such registered holder’s right to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA and Section 4.1 of this Plan of Arrangement as described in the Information Circular;
“Effective Date” means the effective date of the Arrangement pursuant to the Final Order and the Certificate;
“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;
“Elected Number” means, in respect of an Electing Shareholder, the number of Shares the Electing Shareholder has specified to be transferred to the Holding Partnership in the Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depositary on or before the Election Deadline;

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“Electing Shareholder” means a Shareholder (other than an Excluded Shareholder) that elects to transfer Cinram Shares to the Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of this Arrangement;
“Election Deadline” means 5:00 p.m. (Toronto time) on the second last Business Day immediately preceding the date of the Meeting or, if such meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting;
“Exchange Agreement” means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, the Trust, the Holding Partnership, the Holding GP and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;
“Exchange Rights” means the exchange rights set out in the Exchange Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of the Holding Partnership;
“Excluded Shareholder” means a Shareholder that (i) is a Non-Resident; (ii) is a Tax Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a “tax shelter investment” for the purposes of the Tax Act or an interest in which is a “tax shelter investment” for the purposes of the Tax Act;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Fund” means Cinram International Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;
“Fund Declaration of Trust” means the declaration of trust dated March 21, 2006, governing the Fund, as the same may be amended and/or restated from time to time;
“Fund Option” means an option granted pursuant to this Plan of Arrangement in exchange for an Option, entitling the holder thereof to purchase one Fund Unit for an exercise price per Fund Unit equal to the exercise price per Cinram Share under the exchanged Option;
“Fund Unit” means a unit of the Fund (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Holding GP” means Cinram International General Partner Inc., a corporation existing under the laws of the Province of Ontario;

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“Holding Partnership” means Cinram International Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;
“Information Circular” means the management proxy circular of Cinram relating to the Arrangement to be sent to Shareholders in connection with the Meeting;
“Interim Order” means the interim order of the Court to be issued pursuant to the application referred to in Section 3.5 of the Arrangement Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Shareholder is required to deliver certificates representing Cinram Shares, and may elect to receive, on completion of the Arrangement, Fund Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of Fund Units and Exchangeable LP Units, for his, her or its Cinram Shares;
“Limited Partnership Agreement” means the limited partnership agreement dated March 24, 2006 among the Holding GP, the Trust and the holders of the Exchangeable LP Units, as amended from time to time;
“LLC” means Cinram International LLC, a limited liability corporation incorporated under the laws of the State of Delaware;
“Maximum Number of Exchangeable LP Units” means the maximum number of Exchangeable LP Units that may be issued by the Holding Partnership pursuant to this Arrangement, as determined by the Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 20% of the outstanding Cinram Shares immediately prior to Closing without the consent of the board of directors of the Holding General Partner;
“Meeting” means the annual and special meeting of holders of Cinram Shares, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement Resolution and other matters set out in the notice of meeting accompanying the Information Circular;
“Newco” means Cinram Acquisition Inc., a corporation existing under the laws of Canada;
“Newco Notes” means the one or more unsecured subordinated promissory notes (in the aggregate principal amounts of $886 million) issued by Newco to the ULC pursuant to this Plan of Arrangement;
“Newco Shares” means the common shares in the capital of Newco;
“Non-Resident” means a Person who is not a resident of Canada within the meaning of the Tax Act;
“Optionholders” means the holders of Options from time to time;

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“Options” means, collectively, all outstanding and unexpired options to acquire Cinram Shares issued pursuant to the Stock Option Incentive Plan;
“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;
“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;
“Series 1 Trust Notes” means the series 1, unsecured, subordinated notes of the Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;
“Shareholders” means the holders of Cinram Shares from time to time;
“Special Voting Units” means the special voting units of the Fund authorized and issued to the holders of Exchangeable LP Units (other than the Fund, the Trust and the Holding Partnership) under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Subsidiary” has the meaning ascribed thereto in Section 1.2 National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
"Tax Exempt Shareholder” means a Shareholder that is generally exempt from tax under Part I of the Tax Act;
“Trust” means the CII Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust;
“Trust Declaration of Trust” means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended and/or restated from time to time;
“Trust Note Indenture” means the note indenture to be entered into on the Effective Date between the Trust and Computershare Trust Company of Canada, pursuant to which the Trust will issue the Series 1 Trust Notes, as the same may be amended, supplemented or restated from time to time;
“Trust Unit” means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein; and
“ULC Shares” means the common shares in the capital of the ULC.
1.2	In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

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(a)	references to “herein”, “hereby”, “hereunder”, “hereof’ and similar expressions are references to this Plan of Arrangement and not to any particular Section, subsection or Schedule;
(b)	references to an “Article”, “Section” or “Schedule” are references to an Article, Section or Schedule of or to this Plan of Arrangement;
(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;
(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;
(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;
(f)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and
(g)	each of the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Fund or the trustees of the Trust, any registered or beneficial holder of Fund Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be.
1.3	The following schedule to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.
Schedule A – Amalco Article Provisions
1.4	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

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ARTICLE 2
ARRANGEMENT AGREEMENT
2.1	This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
2.2	This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the CBCA and the Final Order, will, subject to section 4.1, become effective on, and be binding on and after the Effective Time on: the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, the Shareholders, the Optionholders, Newco, the ULC and the LLC.
2.3	The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.
ARTICLE 3
ARRANGEMENT
3.1	On the Effective Date, each of the events below will, except as otherwise expressly provided, be deemed to occur sequentially without further act or formality:
(a)	the Cinram Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be deemed to have been transferred to Cinram and cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Cinram Shares;
(b)	each issued and outstanding Cinram Share in respect of which an Electing Shareholder (who is not an Excluded Shareholder) has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Cinram Shares elected to be transferred in consideration for Exchangeable LP Units exceeding the Shareholder’s pro rata allocation of the Maximum Number of Exchangeable LP Units) will be transferred to Holding Partnership in consideration for one Exchangeable LP Unit and related Ancillary Rights;
(c)	each issued and outstanding Cinram Share not transferred to Holding Partnership under paragraph (b) will be transferred to the Fund in consideration for one Fund Unit;
(d)	the Fund will transfer the Cinram Shares held by it to the Trust in consideration for Trust Units and Series 1 Trust Notes;
(e)	the Trust will transfer the Cinram Shares held by it to Holding Partnership in consideration for Class A Holding Partnership Units;
(f)	Holding Partnership will transfer the Cinram Shares held by it (which, at that time, will be all of the issued and outstanding Cinram Shares) to the ULC in consideration for ULC Shares pursuant to a joint election under Section 85 of the Tax Act;

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(g)	the ULC will transfer the Cinram Shares held by it to Newco in consideration for Newco Shares and the Newco Notes pursuant to a joint election under Section 85 of the Tax Act;
(h)	Cinram and Newco (collectively, the “predecessor corporations”) will amalgamate pursuant to the laws of Canada to form Amalco, with the effect that:
(i)	all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) will become the property of Amalco;

(ii)	all of the liabilities of the predecessor corporations immediately before the amalgamation (except amounts payable to any predecessor corporation) will become liabilities of Amalco;

(iii)	all of the issued and outstanding Cinram Shares held by Newco immediately before the amalgamation will be cancelled without repayment of capital;

(iv)	the articles and by-laws of Amalco will be the same as the articles and by-laws of the Newco; and

(v)	the Newco Shares and the Newco Notes held by the ULC immediately before the amalgamation will become Amalco Shares and the Amalco Notes, respectively, by virtue of the amalgamation and the stated capital of the Amalco Shares will be equal to the stated capital of the Newco Shares immediately before such amalgamation; and
(i)	each Option will be exchanged for a Fund Option.
3.2	Subject to Section 3.3, with respect to the elections required to be made by a Shareholder in order to dispose of Cinram Shares pursuant to Section 3.1(b):
(a)	each such Shareholder shall make such election by depositing with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, indicating such Shareholder’s election, together with certificates representing such Shareholder’s Cinram Shares; and
(b)	any Shareholder who does not deposit with the Depositary a completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form shall be deemed to have elected to dispose of Cinram Shares to the Fund pursuant to Section 3.1(c).
3.3	With respect to any election required to be made by a Shareholder in order to effect the transfer of Cinram Shares pursuant to Section 3.1(b), such Shareholder may so elect in respect of any portion of the aggregate number of Cinram Shares (excluding any fractions of a Cinram Share) held by such holder and otherwise satisfying the conditions to such election. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance

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with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Cinram Shares equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder’s Cinram Shares shall be transferred to the Fund in exchange for Fund Units pursuant to Section 3.1(c).
3.4	With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:
(a)	upon the transfer of Cinram Shares to the Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights pursuant to Section 3.1(b):
(i)	such former Shareholder shall be added to the registers of holders of Exchangeable LP Units and Special Voting Units, added as a party to the Limited Partnership Agreement and the Exchange Agreement and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

(ii)	the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;
(b)	upon the transfer of Cinram Shares to the Fund in consideration for Fund Units and an obligation of the Fund to issue and deliver one Unit for each Cinram Share so transferred pursuant to Section 3.1(b) or Section 3.1(c):
(i)	such former Shareholder shall be added to the register of holders of Fund Units and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

(ii)	the Fund shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;
(c)	upon the transfer of Cinram Shares by the Fund to the Trust in consideration for Trust Units and Series 1 Trust Notes pursuant to Section 3.1(d);
(i)	the Fund shall cease to be a holder of the Cinram Shares so transferred and the name of the Fund shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

(ii)	the Trust shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

(iii)	the Trust shall issue to the Fund the Trust Units and Series 1 Trust Notes issuable to the Fund on the basis set forth in Section 3.1(d) and the name of the Fund shall be added to the registers of holders of Trust Units and Series 1 Trust Notes;

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(d)	upon the transfer of Cinram Shares by the Trust to the Holding Partnership in consideration for Class A Holding Partnership pursuant to Section 3.1(e):
(i)	the Trust shall cease to be a holder of the Cinram Shares so transferred and the name of the Trust shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

(ii)	the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

(iii)	the Holding Partnership shall issue to the Trust the Class A Holding Partnership Units issuable to the Trust on the basis set forth in Section and the name of the Trust shall be added to the register of holders of Class A Holding Partnership Units;
(e)	upon the transfer of Cinram Shares by the Holding Partnership to the ULC in consideration for ULC Shares pursuant to Section 3.1(f):
(i)	the Holding Partnership shall cease to be a holder of the Cinram Shares so transferred and the name of the Holding Partnership shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

(ii)	the ULC shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

(iii)	the ULC shall issue to the Holding Partnership the ULC Shares issuable to the Holding Partnership on the basis set forth in Section 3.1(f) and the name of the Holding Partnership shall be added to the register of holders of the ULC Shares;
(f)	upon the transfer of Cinram Shares by the ULC to Newco in consideration for Newco Shares and the Newco Notes pursuant to Section 3.1(g);
(i)	the ULC shall cease to be a holder of the Cinram Shares so transferred and the name of the ULC shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

(ii)	Newco shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

(iii)	Newco shall issue to the ULC the Newco Shares and the Newco Notes issuable to the ULC on the basis set forth in Section 3.1(g) and the name of the ULC shall be added to the registers of holders of the Newco Shares and the Newco Notes;
     (g) upon the amalgamation of Cinram and Newco pursuant to Section 3.1(h):
(i)	all of the Cinram Shares held by Newco immediately before the amalgamation shall be cancelled, and Newco shall be removed from the register of holders of Cinram Shares; and

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(ii)	the Newco Shares and the Newco Notes will become Amalco Shares and the Amalco Notes on the basis set forth in Section 3.1(h), and the ULC shall be added to the register of holders of Amalco Shares; and
(h)	upon the exchange of Options for Fund Options pursuant to Section 3.1(i), each holder of Options shall cease to be a holder of Options and the name of such former holder of Options shall be removed from the register of holders of Options as it relates to the Options so exchanged and the name of such former holder of Options shall be added to the register of holders of Fund Options.
3.5	A Shareholder, who is not an Excluded Shareholder, may elect to transfer Cinram Shares to the Partnership pursuant to Section 3.1(b). A holder who has transferred Cinram Shares pursuant to Section 3.1(b) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to the Holding Partnership within 60 days following the Effective Date, duly completed with the details of the number of Cinram Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by the Holding Partnership for filing with the CRA (and/or the applicable provincial taxing authority). The Holding Partnership will not be responsible for the proper completion and filing of any election form, except for the obligation of the Holding Partnership to so sign and return election forms which are received by the Holding Partnership within 60 days of the Effective Date, and the Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).
ARTICLE 4
DISSENTING SHAREHOLDERS
4.1	Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with Section 190 of the CBCA, as modified by the Interim Order, and provided that a Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Cinram Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Sections 3.1(b) and (c). A Dissenting Shareholder shall, on the Effective Date, be deemed to have transferred the holder’s Cinram Shares to Cinram for cancellation and cease to have any rights as a Shareholder except that the Dissenting Shareholder shall be entitled to be paid the fair value of the holder’s Cinram Shares. The fair value of the Cinram Shares shall be determined as at the point in time immediately prior to the Arrangement Resolution in accordance with Section 190 of the CBCA, but in no event shall Cinram or Amalco be required to recognize such Dissenting Shareholders as shareholders of Cinram or Amalco after the Effective Date, and the names of such holders shall be removed from the applicable

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register of shareholders. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. It is a condition of this Plan of Arrangement that no Dissent Rights be exercised in respect of the Cinram Shares.
ARTICLE 5
OUTSTANDING CERTIFICATES
5.1	From and after the Effective Date, certificates formerly representing Cinram Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Cinram Shares represented by such certificates.
5.2	From the Effective Date, the option agreements providing for the Options shall become agreements providing for the Fund Options to which the holders thereof are entitled under the Arrangement.
5.3	The Fund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form, and the certificates representing such Cinram Shares, either:
(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Shareholder, certificates representing the number of Fund Units and/or Exchangeable LP Units issued to such holder or to which such holder is entitled pursuant to the Arrangement.
5.4	If any certificate which immediately prior to the Effective Time represented an interest in outstanding Cinram Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund, the Holding Partnership and Cinram and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund, the Holding Partnership and Cinram, and their respective transfer agents, or shall otherwise indemnify the Fund, the Holding Partnership and Cinram and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

D - 12

5.5	Subject to any applicable escheat laws, any certificate formerly representing Cinram Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Cinram Shares to receive Fund Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(b) and/or (c). Fund Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the Fund (in the case of the Fund Units contemplated by Section 3.1(c)) and to the Holding Partnership and the Fund (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(b)), together with all distributions thereon held for such holder.
5.6	No certificates representing fractional Fund Units, Exchangeable LP Units or Special Voting Units shall be issued pursuant to this Plan of Arrangement.
ARTICLE 6
AMENDMENTS
6.1	The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Cinram Shares if and as required by the Court.
6.2	Any amendment of, modification to or supplement to this Plan of Arrangement may be proposed by Cinram at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
6.3	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco and the LLC, provided that it concerns a matter which, in the reasonable opinion of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco or any former Shareholder or Optionholder.

D - 13

SCHEDULE A
AMALCO ARTICLE PROVISIONS
Name of Amalgamated Corporation
The name of the Amalgamated Corporation shall be Cinram International Inc.
Registered Office
The registered office of the Amalgamated Corporation shall be located at 2255 Markham Road Toronto, Ontario M1B 2W3 in the City of Toronto, in the Province of Ontario.
Board of Directors
(a)	The board of directors of the Amalgamated Corporation shall consist of a minimum of one (1) and a maximum of twenty (20) directors. The first directors of the Amalgamated Corporation shall be the persons whose name, address and resident Canadian status is as set out below:

Name	Residence Address	Canadian Status
Robert B. Jamieson	113 Meadow Wood Dr. Greenwich, CT 06830	No

Norman May	18 Lower Village Gate PH 707 Toronto, Ontario M5P 3M1	Yes

Nadir H. Mohamed	52 Boswell Avenue Toronto, Ontario M5R 1M4	Yes

Isidore Philosophe	8 Sultan Street Suite 801 Toronto, Ontario M5S 1L7	Yes

John R. Preston	1600 NW 163-3rd Street Miami, Florida 33169	No

Michael P. Sherman	145 East 76th Street Apartment 8A New York, New York 10021-2843	No

-A2-

(b)	The directors shall hold office until the first annual meeting of the Amalgamated Corporation or their successors are elected or appointed. Subsequent directors of the Amalgamated Corporation shall be elected in accordance with the provisions of the CBCA.
Restrictions on Business and Powers
There are no restrictions on the business that the Amalgamated Corporation may carry on or on the powers that the Amalgamated Corporation may exercise.
Authorized Capital
Unlimited number of Common Shares.
Rights, Privileges, Restrictions and Conditions attaching to Common Shares
The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
The holders of the Common Shares shall be entitled to:
(a)	one vote for each Common Share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;
(b)	receive any dividend declared by the Amalgamated Corporation in respect of the Common Shares; and
(c)	receive the remaining property of the Amalgamated Corporation upon dissolution.
No share of the Amalgamated Corporation shall be transferred without:
(a)	either the express consent of the Board of Directors evidenced by a resolution passed at a meeting of directors by the affirmative vote of not less than a majority of the directors or by instrument or instruments in writing signed by all of the directors; or
(b)	the express consent of the shareholders of the Amalgamated Corporation expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of all of the shares.
Other Provisions
The following provisions shall be applicable to the Amalgamated Corporation:

D - 2

-A3-

(a)	The number of shareholders of the Amalgamated Corporation, exclusive of persons who are in the employment of the Amalgamated Corporation, and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Amalgamated Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.
(b)	Any invitation to the public to subscribe for securities of the Amalgamated Corporation is prohibited.
(c)	The Amalgamated Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Amalgamated Corporation.
(d)	The holders of any fractional shares issued by the Amalgamated Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.
(e)	The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

D - 3

APPENDIX E
FAIRNESS OPINION

Genuity Capital Markets
Scotia Plaza, Suite 4900
40 King Street W, PO Box 1007
Toronto, ON M5H 3Y2

T 416.603.3000
F 416.603.3099
genuitycm.com
March 2, 2006
The Board of Directors of Cinram International Inc.
2255 Markham Road
Toronto, Ontario
M1B 2W3
Re:           Arrangement of Cinram International Inc.
Genuity Capital Markets (“Genuity”) understands that Cinram International Inc. (together with its subsidiaries, affiliates and associates, “Cinram”) proposes to effect a reorganization whereby Cinram will be converted into a publicly-traded unincorporated, open-ended limited purpose trust, Cinram International Income Fund (the “Fund”), pursuant to a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. The Fund intends to continue Cinram’s current businesses and to provide monthly cash distributions to unitholders. The terms of, and conditions necessary to complete, the Arrangement are set forth in the Cinram management proxy circular (collectively, together with the related documents included therein, the “Circular”) to be mailed to all holders (“Shareholders”) of common shares of Cinram (“Shares”) in connection with the Arrangement. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Circular.
We understand that the Arrangement will be effected through a series of transactions or steps, as set out in the Circular, which will result in, among other things, each Shareholder (other than Shareholders who validly exercise their rights of dissent) transferring each Share either to: (i) the Fund in exchange for one unit (a “Unit”) of the Fund; or (ii) Cinram International Limited Partnership (“Cinram Holding Partnership”) in exchange for one Class B limited partnership unit (an “Exchangeable LP Unit”) of Cinram Holding Partnership which will be exchangeable for Units on the terms and subject to the conditions set forth in the Circular, as well as one special voting unit (a “Special Voting Unit”) of the Fund which will allow holders to vote at meetings of Unitholders. In addition, Shareholders electing Exchangeable LP Units will receive monthly cash distributions paid by Cinram Holding Partnership which are expected to be equal to distributions paid by the Fund on the Units. We further understand that Excluded Shareholders (as such term is defined in the Circular) will not be entitled to receive Exchangeable LP Units for their Shares and that the number of Shares that may be exchanged for Exchangeable LP Units is subject to certain conditions and restrictions as more fully described in the Circular. The remaining securities of Cinram Holding Partnership will be held by CII Trust (itself a wholly-owned subsidiary of the Fund) and Cinram International General Partner Inc. (also a wholly-owned subsidiary of the Fund).
The terms and conditions of, and steps involved in, the Arrangement are more fully described in the Circular. Among other conditions, the Arrangement is conditional upon: (i) approval by not less than two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting; (ii) Shareholders who immediately prior to the Effective Time are Non-Residents (based on reasonable evidence available to the Board of Directors) and who are to receive Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding Units; (iii) no Shareholder shall have exercised (and not withdrawn) his, her or its Dissent Rights; (iv)

the conditional approval of the TSX of the listing of the Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units and Fund Options) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date; and (v) approval of the Arrangement by the Court.
Engagement
Since April 2005, Genuity has worked with management of Cinram and other advisors to provide financial advice to the Board of Directors (the “Board”) in respect of a reorganization of Cinram into an income trust or other income security type structure. Genuity’s engagement was confirmed by a letter agreement executed on September 28, 2005 (the “Engagement Agreement”).
Under the terms of the Engagement Agreement, Genuity was retained to provide and deliver to the Board its opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by Shareholders upon completion of the Arrangement. Genuity has not been asked to prepare, and has not prepared, a formal valuation of Cinram or any of its respective securities or assets, and the Fairness Opinion should not be construed as such. The terms of the Engagement Agreement provide that Genuity is to be paid fees for the services to be rendered thereunder. Genuity is also entitled, in certain circumstances, to be reimbursed for reasonable out-of-pocket expenses in the event the Arrangement is not completed, including fees paid to its legal counsel in respect of advice rendered to Genuity in carrying out its obligations under the Engagement Agreement. Cinram has agreed to indemnify Genuity and its personnel, subject to certain limitations, against certain losses, claims, causes of action, suits, proceedings, damages and liabilities arising out of the services provided by it under the Engagement Agreement.
The Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary obligations to Shareholders. Genuity has received no instructions from Cinram in connection with the conclusions reached in the Fairness Opinion.
Subject to the terms of the Engagement Agreement, Cinram consents to the inclusion of this Fairness Opinion in its entirety, together with a summary thereof, in a form acceptable to Genuity, acting reasonably, in the Circular and to the filing thereof with the Toronto Stock Exchange and the securities commission or similar regulatory authority in each province of Canada where such filing is required.
Relationship with Interested Parties
The fees payable to Genuity under the Engagement Agreement on the delivery of the Fairness Opinion are not contingent upon the conclusions reached by Genuity in the Fairness Opinion. Genuity is not an insider, associate or affiliate of Cinram or any of its affiliates or associates. In connection with the Arrangement, Genuity has acted as financial advisor to the Board and, pursuant to the Engagement Agreement, Genuity is entitled to be paid fees for so acting upon completion of the Arrangement. Genuity has not been engaged to provide any financial advisory services to Cinram nor has it participated in any financing involving Cinram during the 24 months preceding the date hereof other than having provided Cinram with certain financial advisory services in respect of the Arrangement and related organizational matters as described herein. Genuity may, however, in the future, in the ordinary course of its business, provide financial advisory or investment banking services to Cinram or any of its respective associates or affiliates from time to time. Genuity does not believe that any of the relationships described herein affect Genuity’s independence with respect to rendering the Fairness Opinion.
Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in securities of Cinram and/or the Fund and, from time to time, may have executed or may execute transactions on behalf of Cinram and/or the Fund or on behalf of other clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Cinram and/or the Fund. The rendering of the Fairness Opinion will not in any way affect Genuity’s ability to continue to conduct such activities.

Credentials of Genuity
Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The principals at Genuity have participated in a significant number of transactions involving public and private companies, income funds and royalty trusts and have extensive experience in preparing valuations and fairness opinions. Genuity is not in the business of providing auditing services and is not controlled by a financial institution.
The Fairness Opinion expressed herein represents the opinions of Genuity, and the form and content herein have been approved for release by a committee of the principals of Genuity, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and capital markets matters.
Scope of Review
The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In connection with this Fairness Opinion, Genuity reviewed, considered and relied upon or carried out, among other things, the following:
(a)	a draft of the Circular dated February 24, 2006, including drafts of the Arrangement Agreement and all other agreements and documents attached as appendices to the Circular;

(b)	all public filings submitted by or on behalf of Cinram and its wholly-owned subsidiaries to securities commissions or similar regulatory authorities in Canada for the last three fiscal years, including annual reports, management proxy circulars, annual information forms, prospectuses, and interim and audited annual financial statements;

(c)	drafts of legal and tax memoranda in respect of the Arrangement;

(d)	public information relating to the business operations, financial performance, stock trading history and management contracts of publicly traded companies and trusts similarly constituted or comparable to Cinram and the Fund;

(e)	discussions with certain members of senior management of Cinram with respect to the business, financial condition and prospects of Cinram;

(f)	management’s forecasts of Cinram’s business operations going forward, including the financial projections/budget of management of Cinram in respect of the Fund for the years 2006 through to 2015;

(g)	a draft press release of Cinram to be issued March 2, 2006 disclosing, among other things, the intention of the Board to convert to an income trust;

(h)	a draft commitment letter dated March 2, 2006 in respect of the New Credit Facility;

(i)	a representation certificate, dated the date hereof, as to certain factual matters, provided by certain members of senior management of Cinram and addressed to Genuity;

(j)	discussions with the legal counsel to Cinram and with Cinram’s auditors;

(k)	public information concerning the pre-recorded multimedia products and related logistical services industry; and

(l)	all other such corporate, operating, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.
Genuity was granted access to senior management of Cinram and was not, to its knowledge, denied any requested information.

Assumptions and Limitations
Genuity has, subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management, directors and advisors of Cinram (collectively, the “Information”) and has not attempted to independently verify the accuracy or completeness of the Information. Genuity, to the best of its knowledge, was not denied access to any requested information. The Fairness Opinion assumes, and is conditional upon, the completeness, accuracy and fair presentation of the Information.
Senior management of Cinram have represented to Genuity, as at the date hereof, that the Information provided by or on behalf of Cinram is, at the date the Information was provided, complete, true and correct in all material respects and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which it was provided and that, since the date the Information was provided, there has been no material change, financial or otherwise, in the consolidated financial position of Cinram, or its assets, liabilities (contingent or otherwise), business, or operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.
With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, Genuity has assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Circular, and Genuity does not express any opinion in respect thereof. Genuity has not considered the tax impact of the Arrangement on particular Shareholders.
Genuity has assumed that the Arrangement will be implemented as described in the Circular, including that: (i) all amounts which will be available from time to time for distribution to the holders of Units and Exchangeable LP Units, as the case may be, will be distributed to such holders, respectively; (ii) in all material respects, all distribution, voting and other rights and attributes (both economic and otherwise) of the Units and Exchangeable LP Units will be as described in the Circular; (iii) that the Exchangeable LP Units will be exchangeable for Units as described in the Circular; and (iv) all elections as described in the Circular by Shareholders to transfer Shares for Exchangeable LP Units will be implemented, subject to the limitations and restrictions described in the Circular.
The Arrangement is subject to certain conditions outside the control of Cinram and Genuity has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course or waived and all consents, permissions, exemptions, or orders of relevant regulatory authorities, courts or other third parties will be obtained, without adverse conditions or qualifications. In rendering this opinion, Genuity expresses no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame set out in the Circular.
The Fairness Opinion is based on securities markets, economic and general business and financial conditions prevailing as at the date hereof and, in particular, having regard to the fact the Board announced on April 25, 2005 that it was considering the conversion of Cinram into an income trust type structure, and is based on the condition and prospects, financial and otherwise, of Cinram as they were reflected in the Information and documents reviewed by Genuity and as they were represented in discussions with senior management and advisors of Cinram and the Board. In its analysis and in preparing the Fairness Opinion, Genuity has made assumptions with respect to industry performance and future general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Arrangement. Although Genuity believes that the assumptions used in preparing the Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.
The Fairness Opinion does not address the relative merits of the Arrangement compared to any other business strategies or transactions that might be available to Cinram. Genuity was not asked to, and does not, offer any opinion or recommendation as to whether Shareholders should vote in favour of the Arrangement nor as to which consideration a Shareholder should elect to receive under the Arrangement. Genuity notes that the Exchangeable LP Units are subject to restrictions on transfer, will not be listed on any stock exchange or quotation system and are subject to restrictions on the exercise of Exchange Rights. Genuity expresses no opinion concerning the future level of cash distributions of the Fund or the trading prices of the Units, or of the future level of cash distributions on the

Exchangeable LP Units. Genuity has not been asked to prepare, and has not prepared, a formal valuation of Cinram or of any of its securities or assets and this Fairness Opinion should not be construed as such a valuation.
The Fairness Opinion has been prepared and provided solely for the use of the Board and for inclusion in the Circular and may not be used or relied upon by any other person other than the Board without the express prior written consent of Genuity. Genuity is entitled, at any time prior to the completion of the Arrangement, to withdraw, change or supplement the Fairness Opinion if Genuity concludes that there has been a material change in the Arrangement or related transactions, the business, affairs, financial condition or prospects of Cinram, a material change in the factors upon which the Fairness Opinion is based, or if Genuity becomes aware of any information not previously known by Genuity, regardless of the source, which in its opinion would make the Fairness Opinion misleading in any material respect.
The Fairness Opinion is provided as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion of which it may become aware after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion. Genuity believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
Opinion
Based on and subject to the foregoing, Genuity is of the opinion that, as at the date hereof, the consideration consisting of Units and/or Exchangeable LP Units to be received by Shareholders upon the completion of the Arrangement is fair, from a financial point of view, to the Shareholders.
Yours very truly,
GENUITY CAPITAL MARKETS

APPENDIX F
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
Right to dissent — s.190(1)
(1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right — s.190(2)
(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares — s.190(2.1)
(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares -s.190(3)
(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent — s.190(4)
(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection — s.190(5)
(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution — s.190(6)
(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
Demand for payment — s.190(7)
(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:
(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Share certificate — s.190(8)
(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture — s.190(9)
(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate — s.190(10)
(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificate to the dissenting shareholder.
Suspending of rights — s.190(11)
(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:
(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay — s.190(12)
(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:
(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms — s.190(13)
(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment — s.190(14)
(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court — s.190(15)
(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court — s.190(16)
(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue — s.190(17)
(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs — s.190(18)
(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties — s.190(19)
(19)	On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court — s.190(20)
(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers — s.190(21)
(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair market value for the shares of the dissenting shareholders.
Final order — s.190(22)
(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest — s.190(23)
(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies — s.190(24)
(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies — s.190(25)
(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:
(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation — s.190(26)
(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
*   *   *   *

APPENDIX G
FINANCIAL STATEMENTS
INDEX

Audited Balance Sheet of Cinram International Income Fund
Auditors’ Report	G-2
Balance Sheet as at March 21, 2006	G-3
Notes to Balance Sheet	G-4

Unaudited Pro Forma Consolidated Financial Statements of Cinram International Income Fund
Compilation Report	G-7
Pro Forma Consolidated Balance Sheet as at December 31, 2005	G-9
Pro Forma Consolidated Statement of Earnings for the 12 month period ended December 31, 2005	G-10
Notes to Pro Forma Consolidated Financial Statements	G-11

AUDITORS’ REPORT
AUDITORS’ REPORT
To the Trustees of Cinram International Income Fund
We have audited the balance sheet of Cinram International Income Fund as at March 21, 2006. This financial statement is the responsibility of the Fund’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.
In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Fund as at March 21, 2006 in accordance with Canadian generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 30, 2006

CINRAM INTERNATIONAL INCOME FUND
Balance Sheet
March 21, 2006

Assets

Current assets:
Cash	$110

Equity

Trust units (note 2)	$110

Subsequent event (note 3)

See accompanying notes to balance sheet.
On behalf of the Board of Trustees:
“Nadir H. Mohamed”
“Peter G. White”

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)

Cinram International Income Fund (the “Fund”) is an unincorporated open-ended limited purpose trust governed by the laws of the Province of Ontario and created pursuant to a Declaration of Trust dated March 21, 2006 (the “Fund Declaration of Trust”). It is intended that the Fund will qualify as a “mutual fund trust” for the purposes of the Income Tax Act (Canada).
1.	Basis of presentation:

This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.	Equity:
(a)	Authorized:
Unlimited trust units
Unlimited special voting units
(b)	Issued and outstanding:

	Number of
	trust units	Amount
Issued on initial organization on March 21, 2006	11	$110

(i)	Trust units:

An unlimited number of trust units (“Units”) may be issued pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains (other than net realized capital gains distributed to redeeming unitholders) or other amounts, and in the net assets of the Fund in the event of termination or wind-up of the Fund. All Units are of the same class with equal rights and privileges.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
2. Equity (continued):
Units are redeemable at any time on demand by the holders thereof. The holder of the Unit shall be entitled to receive a price per Unit equal to the lesser of:
(a)	90% of the market price of a Unit calculated as of the date on which the Units were surrendered for redemption; and

(b)	100% of the closing market price on the redemption date.
(ii)	Special voting units:

The Fund Declaration of Trust allows for the creation of special voting units which enables the Fund to provide voting rights to holders of exchangeable limited partnership units and, in the future, to holders of other exchangeable securities that may be issued in connection with other transactions.

An unlimited number of special voting units may be created and issued pursuant to the Fund Declaration of Trust. The special voting units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or wind-up of the Fund. Special voting units will be issued solely for providing voting rights to holders of exchangeable securities. Each special voting unit will entitle the holder thereof to a number of votes at any meeting of voting unitholders that is equal to the number of Units which may be obtained upon the exchange of the exchangeable security to which the special voting units relate (rounded down to the nearest whole vote). Upon the exchange or conversion of an exchangeable security, the special voting unit that is attached to such exchangeable security will immediately be cancelled without payment or any further action of the Trustees, and the former holder of such special voting unit will cease to have any rights with respect thereto. Except for the right to be counted towards a quorum and to requisition, vote at, and receive materials for, meetings of the voting unitholders, the special voting units shall not confer upon the holders thereof any other rights.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
3.	Subsequent event:

On March 28, 2006 the Fund, CII Trust, Cinram International General Partner Inc., Cinram International Limited Partnership, Cinram International Inc., Cinram Acquisition Inc., Cinram International ULC and Cinram International LLC entered into an arrangement agreement (the “Arrangement Agreement”). The purpose of the transactions contemplated by the Arrangement Agreement is to convert Cinram International Inc. and its business from a corporate structure to an income trust structure (the “Arrangement”). The Arrangement will result in current shareholders of Cinram International Inc. transferring each of their common shares to the Fund or Cinram International Limited Partnership in consideration for one Unit of the Fund or one exchangeable limited partnership unit of Cinram International Limited Partnership or in certain circumstances, a combination of both.

The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be effective on or about May 5, 2006.

COMPILATION REPORT
COMPILATION REPORT ON PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS
To the Trustees of Cinram International Income Fund
We have read the accompanying unaudited pro forma consolidated balance sheet of Cinram International Income Fund as at December 31, 2005 and the unaudited pro forma consolidated statement of earnings for the year then ended, and have performed the following procedures:
1.	Compared the figures in the column captioned “Cinram International Inc.” (the “Company”) to the audited consolidated financial statements of the Company as at December 31, 2005 and for the year ended December 31, 2005, and found them to be in agreement.

2.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments, and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.
3.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.	Recalculated the application of the pro forma adjustments to the amounts in the columns captioned “Cinram International Inc.” as at December 31, 2005 and for the year then ended, and found the amounts in the column captioned “Pro Forma Cinram International Income Fund” to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 30, 2006

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Balance Sheet
(In thousands of U.S. dollars)
December 31, 2005
(Unaudited)

				Pro forma
	Cinram		Pro forma	Cinram
	International	Pro forma	note	International
	Inc.	adjustments	reference	Income Fund

Assets

Current assets:
Cash and cash equivalents	$89,921	$(24,383)	2(a)(i)
		(7,000)	2(a)(ii)
		(6,000)	2(a)(iii)	$52,538
Accounts receivable	589,417	–		589,417
Inventories	45,482	–		45,482
Prepaid expenses	20,611	–		20,611
Future income taxes	33,835	–		33,835

	779,266	(37,383)		741,883

Capital assets	601,481	–		601,481
Goodwill	330,274	–		330,274
Intangible assets	241,604	–		241,604
Deferred financing fees	18,954	(18,954)	2(a)(ii)
		7,000	2(a)(ii)	7,000
Other assets	13,948	–		13,948
Future income taxes	28,416	–		28,416

	$2,013,943	$(49,337)		$1,964,606

Liabilities and Shareholders’/Unitholders’ Equity

Current liabilities:
Accounts payable	$202,550	$–		$202,550
Accrued liabilities	351,580	–		351,580
Income taxes payable	15,479	15,189	2(b)(iv)	30,668
Current portion of long-term debt	62,136	(54,747)	2(a)(i)
		7,000	2(a)(i)	14,389
Current portion of obligations under capital leases	727	–		727

	632,472	(32,558)		599,914
Long-term debt	674,137	(669,636)	2(a)(i)
		693,000	2(a)(i)	697,501
Obligations under capital leases	3,272	–		3,272
Other long-term liabilities	55,135	–		55,135
Future income taxes	103,018	6,133	2(b)(iv)	109,151

Shareholders/Unitholders’ equity:
Capital stock	173,775	(173,775)		–
Units	–	165,086	2(a)(iv)	165,086
Exchangeable Limited Partnership Units	–	8,689	2(a)(iv)	8,689
Contributed surplus	4,634	–		4,634
Retained earnings	317,121	(18,954)	2(a)(ii)
		(6,000)	2(a)(iii)
		(21,322)	2(b)(iv)	270,845
Foreign currency translation adjustment	50,379	–		50,379

	545,909	(46,276)		499,633

	$2,013,943	$(49,337)		$1,964,606

See accompanying notes to pro forma consolidated financial statements.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Statement of Earnings
(In thousands of U.S. dollars, except per Share / Unit/Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)

				Pro forma
	Cinram		Pro forma	Cinram
	International	Pro forma	note	International
	Inc.	adjustments	reference	Income Fund

Revenue	$2,098,080	$–		$2,098,080
Cost of goods sold	1,685,997	–		1,685,997

Gross profit	412,083	–		412,083
Selling, general and administrative expenses	168,793	–		168,793
Amortization of intangible assets and deferred financing fees	69,998	(5,940)	2(b)(ii)
		1,400	2(b)(ii)	65,458
Unusual items	6,278	6,000	2(b)(iii)	12,278

Earnings before the undernoted	167,014	(1,460)		165,554
Interest on long-term debt	50,790	(49,927)	2(b)(i)
		51,500	2(b)(i)	52,363
Other interest	358	–		358
Interest income	(932)	–		(932)

Earnings before income taxes	116,798	(3,033)		113,765
Income taxes (recovery):
Current	47,774	(47,774)	2(b)(iv)
		25,543	2(b)(iv)	25,543
Future	(13,402)	17,730	2(b)(iv)	4,328

	34,372	(4,501)		29,871

Net earnings	$82,426	$(1,468)		$83,894

Earnings per Share / Unit/Exchangeable LP Unit (note 3):
Basic	$1.44			$1.47
Diluted	1.43			1.45

See accompanying notes to pro forma consolidated financial statements.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
1.	Basis of presentation:

On March 28, 2006, Cinram International Inc. (the “Company”) filed a Plan of Arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving the Company and its shareholders providing for the capitalization of Cinram International Income Fund (the “Fund”) as a publicly-traded income trust. The Arrangement will result in the Company’s shareholders transferring their shares to the Fund in consideration for trust units (“Units”) (or, in the case of electing shareholders, transferring all or a portion of their shares to Cinram International Limited Partnership (the “LP”) in consideration for Class B exchangeable limited partnership units (“Exchangeable LP Units”) of the LP).

The accompanying pro forma consolidated balance sheet as at December 31, 2005 and the pro forma consolidated statement of earnings for the year ended December 31, 2005 have been prepared by management of the Fund in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet and the pro forma consolidated statement of earnings may not be indicative of the results of operations or the financial position that would have resulted if the transactions had occurred and the Arrangement had been in effect on January 1, 2005 or of the financial results that may result in the future.

The pro forma consolidated balance sheet of the Fund as at December 31, 2005 and the pro forma consolidated statement of earnings for the year ended December 31, 2005 have been prepared with information derived from the consolidated financial statements of the Company and the adjustments and assumptions outlined below. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited consolidated financial statements of the Company.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2005.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
2.	Pro forma adjustments:
(a)	Pro forma consolidated balance sheet of the Fund:

The pro forma consolidated balance sheet of the Fund as at December 31, 2005 has been prepared as if the Arrangement, which occurred subsequent to December 31, 2005, had taken place on December 31, 2005. Adjustments include:
(i)	The Company intends on repaying the outstanding amounts under its existing credit facility of $724,383 on the closing of the Arrangement. At December 31, 2005, the existing credit facility is comprised of a current portion of $54,747 and a long-term portion of $669,636. This repayment will be made through the establishment of a new credit facility comprised of a five-year $700,000 secured term loan ($700,000 of which is expected to be drawn at closing), a five-year secured revolving credit facility of up to $150,000 (which is not expected to be drawn at closing) and incremental secured term or revolving credit facilities of up to $150,000 (which is not expected to be drawn at closing). The term loan will mature five years from the closing of the new credit facility, and will amortize on a quarterly basis in annual amounts equal to 1% of the initial principal amount, or $7,000, with the outstanding balance payable on the maturity date. The Company will utilize cash on hand to repay the balance of the existing credit facility.

(ii)	Cash has been adjusted by $7,000 to record the costs related to the new credit facility. The unamortized deferred financing costs related to the existing credit facility of $18,954 at December 31, 2005 have been written off.

(iii)	Cash has been adjusted by $6,000 to record incremental transaction costs associated with the Arrangement.

(iv)	Under the Arrangement, the Fund will issue one Unit in exchange for every common share of the Company or one Exchangeable LP Unit for every common share of the Company, up to a maximum of 20% of the total number of common shares outstanding. At December 31, 2005, 57,303,460 common shares were outstanding. The transaction assumes 54,438,287 of the common shares, or 95%, will be exchanged for 54,438,287 Units and 2,865,173 common shares, or 5%, will be exchanged for 2,865,173 Exchangeable LP Units, which are economically equivalent to the Units. As a result, $165,086 and $8,689 have been recorded as Units and Exchangeable LP Units, respectively, in the pro forma consolidated balance sheet.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
2.	Pro forma adjustments (continued):
(b)	Pro forma consolidated statement of earnings of the Fund:

The pro forma consolidated statement of earnings for the year ended December 31, 2005 has been prepared as if the proposed Arrangement, which occurred subsequent to December 31, 2005, had taken place on January 1, 2005. Adjustments include:
(i)	The assumed repayment of the existing credit facility immediately prior to January 1, 2005 would result in the elimination of interest expense of $49,927. The assumed amount outstanding under the new credit facility of $700,000 would result in interest expense of $51,500. The terms of the new credit facility require interest protection arrangements resulting in not less than 50% of the outstanding consolidated indebtedness (other than the indebtedness under the revolving credit facility) effectively having a fixed rate of interest for a three-year period. The Company intends on entering into interest rate swap arrangements for at least 50% of the amounts outstanding under its new credit facility, which, based on current information, the Company estimates will result in an annual effective interest rate of 7.35% on the new credit facility.

(ii)	The pro forma consolidated statement of earnings assumes that the Company repays the amounts outstanding under its existing credit facility immediately prior to January 1, 2005 and the Company enters into a new credit facility on January 1, 2005. As a result, the Company will write off the deferred financing fees related to the existing credit facility and will record new deferred financing fees of $7,000 related to the new credit facility. The write off of the existing deferred financing fees in connection with the existing credit facility would result in the elimination of the amortization of $5,940. The costs related to the new credit facility of $7,000 will be amortized over a five-year period and would result in amortization of $1,400.

(iii)	Transaction costs associated with the Arrangement are estimated to be $8,000, of which $2,000 was recorded during the year ended December 31, 2005.

(iv)	Under the proposed structure, pro forma income tax expense for the year ended December 31, 2005 would be $29,871 and balance sheet adjustments of $15,189 and $6,133 would arise.

CINRAM INTERNATIONAL INCOME FUND
Pro Forma Consolidated Notes to Financial Statements
(In thousands of U.S. dollars, except per Unit / Exchangeable LP Unit amounts)
Year ended December 31, 2005
(Unaudited)
3.	Pro forma basic and diluted earnings per Unit / Exchangeable LP Unit:

Pro forma basic and diluted earnings per Unit / Exchangeable LP Unit have been calculated using the weighted average and maximum dilutive number of Units / Exchangeable LP Units outstanding during the year ended December 31, 2005.

The following table sets forth the computation of basic and diluted earnings per Unit / Exchangeable LP Unit:

Numerator:
Earnings available to Unit / Exchangeable LP Unit holders:	$83,894

Denominator (in thousands):
Weighted average Units / Exchangeable LP Units — basic	57,162
Effect of dilutive securities:
Unit options	611

Weighted average number of Units / Exchangeable LP Units outstanding — diluted	57,773

Earnings per Unit / Exchangeable LP Unit:
Basic	$1.47
Diluted	1.45

Please direct all inquiries to:
Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Corporation’s proxy solicitation agent, at:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-688-4788